3/5

09045491

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Henkel KGAA

*CURRENT ADDRESS

PROCESSED
MAR 0 9 2009
THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04437 FISCAL YEAR 12-31-08

*• Complete for initial submissions only ** Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 3/5/09



Annual Report 2008

Henkel

KGAA

A Brand like a Friend

Driving Change

Laundry & Home Care

Major Brands

Heavy-duty detergents; fabric softeners; laundry conditioning products; dishwashing products; all-purpose cleaners; scouring agents; floor and carpet care products; bath and WC cleaners; glass cleaners; kitchen cleaners; specialty cleaning products; air fresheners and insecticides for household applications.

Major Innovations



Purex
Persil

Purex Natural Elements Outstanding performance and ready biodegradability with wash-active substances based exclusively on renewable raw materials with natural fragrance essences.

Persil Gold Plus The "gold standard" among laundry detergents for optimum stain-free results without the need for an additional stain remover.

Terra Activ Combining power and nature for high-performance quality without the compromise: 85 percent of the ingredients are based on renewable raw materials and the exclusive use of palm kernel oil certificates to promote rainforest protection.

Cosmetics/Toiletries

Major Brands

Hair shampoos and conditioners; hair colorants; hair styling and permanent wave products; toilet soaps; shower gels, body wash and bath products; deodorants; skin creams; skin care products; dental care and oral hygiene products; hair salon products.

Major Innovations



Taft Power with Cashmere Touch for supple "power hold": An innovative styling line offering extra-strong hold combined with cashmere-like suppleness.

Dial Yogurt The first body wash in the USA with yogurt proteins – retains moisture and cares for the skin.

Blond Me The all-inclusive blonding line for every requirement – the first integrated concept for the professional hair salon with blonde products for highlighting, coloration, care and styling.

Adhesive Technologies

Major Brands

Adhesive and sealant systems; surface treatment products for industrial applications in the automotive, packaging, aircraft, electronics, durable consumer goods and metal sectors, and for maintenance, repair and overhaul applications; adhesives and sealants for craftsmen and consumers and for applications in the home, school and office.

Major Innovations



LOCTITE
SUPER GLUE
Flex Gel
Macromelt

Loctite Flex Gel Instant Adhesive The flexible instant adhesive for super-strong, fast bonding inside and out.

Macromelt OM 648 The first polyamide hotmelt adhesive with integrated UV protection extensively based on renewable raw materials.

TecTalis An innovative technology for the environmentally sound corrosion protection of metals in the automotive and durable consumer goods industries.

Henkel at a Glance

» **Global supplier of brands and technologies**
» **132 years of brand success**
» **Competence in the three business sectors:**
  » **Laundry & Home Care**
  » **Cosmetics/Toiletries**
  » **Adhesive Technologies**



» ***Globally structured***
» ***More than 125 countries***
» ***Over 55,000 employees***

Laundry & Home Care

Leading market positions worldwide

Achieving profitable growth through innovation, strong brands and a heightened focus on our customer relationships

Further expanding our stronge market position in Europe and our presence in both North America and the growth regions

Cosmetics/Toiletries

Leading market positions worldwide

Achieving profitable growth with attractive innovations under our strong brands, aligned to exacting customer demands

Expanding our strong market positions in Europe and North America and selectively increasing our presence in the growth regions

Adhesive Technologies

Leading our markets worldwide

Achieving profitable growth through innovations under our strong brands, efficient processes and a firm focus on our customers

Developing new applications and growth potential in all regions of the world

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful

Performance at a Glance

Key Financials

in million euros		2007	2008	+/–
Sales		13,074	14,131	8.1 %
Operating profit (EBIT)		1,344	779	–42.0 %
Return on sales (EBIT)	in %	10.3	5.5	–4.8 pp
Net earnings		941	1,233	31.0 %
Earnings after minority interests		921	1,221	32.6 %
Earnings per preferred share	in euros	2.14	2.83	32.2 %
Return on capital employed (ROCE)	in %	15.4	6.9	–8.5 pp
Capital expenditures on property, plant and equipment		470	473	0.6 %
Research and development expenses		350	429[1]	22.6 %
Employees (annual average)	number	52,303	55,513	6.1 %
Dividend per ordinary share	in euros	0.51	0.51[2]	0.0 %
Dividend per preferred share	in euros	0.53	0.53[2]	0.0 %

[1] Includes restructuring charges of 52 million euros
[2] Proposed
[3] Adjusted for one-time charges/gains and restructuring charges

pp = percentage points

Highlights

- Organic sales growth: +3.0 percent
- Share of sales attributable to growth regions: +3 percentage points to 37 percent
- Adjusted[3] operating profit (EBIT): +6.6 percent to 1,460 million euros
- Adjusted[3] operating profit (EBIT) before amortization after purchase price allocation: +9.1 percent to 1,495 million euros
- Adjusted[3] earnings per preferred share (EPS) before amortization after purchase price allocation: +3.2 percent to 2.26 euros

Sales by Region[1]



Corporate 2 %
Europe/Africa/ Middle East 63 %
Asia-Pacific 11 %
Latin America 5 %
North America 19 %

[1] Including Corporate; for reconciliation with Henkel Group: Corporate = sales and services not assignable to the individual business sectors

EBIT by Region[2]



Asia-Pacific 10 %
Europe/Africa/ Middle East 65 %
Latin America 5 %
North America 20 %

[2] Excluding Corporate

Laundry & Home Care

Key Financials

in mill. euros	2007	2008	+/–
Sales	4,148	4,172	0.6 %
Share of Group sales	32 %	30 %	–2 pp
Operating profit (EBIT)	459	439	–4.2 %
Share of Group EBIT[1]	31 %	30 %	–1 pp
Return on sales (EBIT)	11.1 %	10.5 %	–0.6 pp

[1] Excluding Corporate
pp = percentage points

Cosmetics/Toiletries

Key Financials

in mill. euros	2007	2008	+/–
Sales	2,972	3,016	1.5 %
Share of Group sales	23 %	21 %	–2 pp
Operating profit (EBIT)	372	376	0.9 %
Share of Group EBIT[1]	26 %	25 %	–1 pp
Return on sales (EBIT)	12.5 %	12.5 %	0 pp

[1] Excluding Corporate
pp = percentage points

Adhesive Technologies

Key Financials

in mill. euros	2007	2008	+/–
Sales	5,711	6,700	17.3 %
Share of Group sales	43 %	47 %	4 pp
Operating profit (EBIT)	621	658	6.0 %
Share of Group EBIT[1]	43 %	45 %	2 pp
Return on sales (EBIT)	10.9 %	9.8 %	–1.1 pp

[1] Excluding Corporate
pp = percentage points

Seeing change as an opportunity. Everything changes: requirement profiles, customer needs, consumer behavior, markets and much more. Henkel has both the strength and the courage to respond quickly to change. We are determined to be the best for our markets and our customers, and are dedicated to achieving – together with them – ever better results. With our 55,000-plus employees and with our brands and products, we are driving change.

"We're driving change"

Albrecht Woeste, Chairman of the Shareholders' Committee and of the Supervisory Board, and Kasper Rorsted, Chairman of the Management Board, talk about events in 2008 and the outlook for 2009



Dipl.-Ing. Albrecht Woeste (left) and Kasper Rorsted

Mr. Woeste, 2008 was an unusual year for Henkel in many respects. Are you happy with the way things have gone?

Albrecht Woeste: I am more than happy. It was, after all, not an easy year. The substantial distortions on the financial markets have carried over to the economy as a whole, impacting our markets. But we were able to defend our positions very well in this difficult environment, as our figures show. On behalf of everyone, I would like to thank all our employees for the outstanding team performance that they have delivered.

Mr. Rorsted, what in your view were the major challenges that Henkel faced?

Kasper Rorsted: Well, the main problem was the raw material prices. They reached their peak around the middle of the year, and have since declined significantly. Looking at the year as a whole, however, our raw material costs have risen appreciably. We were also confronted with substantial currency fluctuations, and the US dollar was particularly volatile. And then, toward the end of the year, we too of course began to feel the onset of the economic crisis.

Within the uncertainties of the present economic environment, you have developed and announced a long-term strategy and financial targets for 2012. What is the reasoning behind this?

Kasper Rorsted: We are convinced that, particularly in times of uncertainty, it is important to set out clear objectives for the longer term. To this end we have identified three strategic priorities:

- First, we want to achieve our full business potential. By streamlining our portfolio, assigning more resources to strengthening our top brands, and further developing our innovative strengths, we will be able to grow more quickly and profitably in the coming years.
- Second, we intend to focus even more on our customers: We want to grow with them. And that will only be possible if we are able to offer them the right solutions to their problems and consistently satisfy their needs.
- And third, we want to strengthen our global team: We aim to further extend the internationality, the diversity and the knowledge base of our employees. After all, our employees have been driving our success for the last 132 years, and it is upon them that our future performance relies.

And what are the medium-term financial targets that Henkel intends to reach by following these strategic priorities?

Kasper Rorsted: We have set ourselves an ambitious set of targets: We aim to achieve an organic sales growth rate averaging 3 to 5 percent per year between now and 2012. We want to increase adjusted return on sales to 14 percent. Plus, the average rate of growth in adjusted earnings per preferred share is to exceed 10 percent per year.

And we made a number of major changes and strategic decisions in 2008 to set us on our way toward achieving these objectives.

How did the individual regions and markets perform last year?

Kasper Rorsted: Generally, business was more difficult in North America and Western Europe than in previous years. On the other hand, our businesses in Eastern Europe, the Middle East, Africa, Latin America and Asia continued to post strong growth in both sales and profits. Of course, recently here too there has been a degree of deceleration in the previously rapid pace of development.

Albrecht Woeste: So it is all the more gratifying that we have once again succeeded with our three business sectors in growing faster than our respective markets.

Fiscal 2008 was a highly successful year for our Cosmetics/Toiletries division. The Laundry & Home Care business sector was able to consolidate and in some cases even expand its market shares, although its profitability was heavily impacted by raw material increases. And Adhesive Technologies has been strategically strengthened, extending its leading positions in the world.

What are the specifics of your development over 2008?

Kasper Rorsted: We increased sales by 8.1 percent to 14.1 billion euros, with organic sales growth coming in at 3 percent. Adjusted[1] operating profit rose by 9.1 percent to 1.5 billion euros, and adjusted[1] earnings per preferred share increased by 3.2 percent to 2.26 euros. So we delivered on our guidance.

[1] Editorial note: Adjusted for one-time gains/charges and restructuring charges and before amortization of intangible assets arising from the acquisition of the National Starch businesses

Albrecht Woeste: With this as our basis, we intend to propose to the Annual General Meeting that it approve an unchanged dividend of 0.53 euros per preferred share and 0.51 euros per ordinary share.

What were the key factors contributing to your success last year?
Kasper Rorsted: We successfully launched a number of innovations onto the market and further improved numerous formulations. And we succeeded in partially offsetting the higher raw material costs with price adjustments of our own.

We also managed to further expand our presence in the growth markets of the world. These now contribute 37 percent of our total sales. These regions will also be the growth drivers for Henkel in the future. However, we likewise strengthened our position in the mature markets.

We also responded quickly to the early signs of a worsening market environment. In fact, we introduced a global efficiency enhancement program back at the beginning of 2008 with a view to strengthening Henkel's overall competitiveness.

Albrecht Woeste: A year ago, the initial response of some to this initiative was somewhat skeptical. Today we are being praised for our far-sightedness. By acting early, we have been able to make the jobs of our more than 55,000 employees more secure.



With regard to planning for the future, no doubt the largest acquisition in the 132 years of Henkel's corporate history could also be viewed as an undertaking for the longer term. And it was a decision, Mr. Woeste, that not just the members of the Management Board but also those of the Shareholders' Committee and the Supervisory Board had to think long and hard about, one presumes?
Albrecht Woeste: To be sure. At the beginning of April, Henkel acquired the Adhesives and Electronic Materials businesses of the National Starch & Chemical Company from

Akzo Nobel for a purchase price of 3.7 billion euros. As a result, we were able to further extend and strengthen our already favorable position in the adhesives, sealants and surface treatment market. These two former National Starch divisions have increased the size of our Adhesive Technologies business sector by around one third.

In order to finance this acquisition, we sold our stake in Ecolab in the USA at the end of last year.

And how well has Henkel been able to digest this, your largest ever acquisition?

Kasper Rorsted: Very well. We are well on the way to realizing all the identified synergy potential at the rate and level initially planned. In quickly and smoothly merging the two operations, we have also managed to create an even stronger team than before.

Talking of "strengthening the team", how do you motivate employees in turbulent times such as these?

Kasper Rorsted: Through a mix of challenge and reward. That means giving clear and open feedback, properly recognizing good work and drafting individual development plans. It is an approach that helps us ensure that we have a skilled and motivated team to meet the challenges of the marketplace. And the diversity of our global team gives us a competitive advantage that we intend to further extend.

Henkel also has a competitive edge in terms of its good reputation on the sustainability front. Is that something that a company can only really afford during the good times, financially and economically speaking?

Albrecht Woeste: Absolutely not. Sustainability and corporate social responsibility count among Henkel's core competences. In this area we are among the most recognized companies in the world. And we want to continue taking the lead. We are still working hard on our sustainability initiatives – such as the "Quality and Responsibility" campaign initiated by our Laundry & Home Care business sector. The positive impact of sustainable development is not economy-dependent. The benefits are there and remain tangible in both good and bad times.



Kasper Rorsted: And this is why last year we announced another set of ambitious sustainability targets for 2012. We want to extensively reduce energy and water consumption, and to further cut waste and the number of occupational accidents. We have also made it our policy to ensure that every newly launched product makes a positive contribution toward sustainable development. And we will be leveraging our sustainability credentials to even greater effect in the future.

And no doubt you will be doing this in close cooperation with your customers?
Kasper Rorsted: Of course. Our customers are at the center of everything we do. Our aim is to align our collaboration more than ever before to what they need, and to offer them products and services that offer measurable value added. We are specifically channeling our capabilities, such as our proven competence in sustainability as just mentioned, in order to generate enhanced benefit for our customers. This is one of the reasons why we have declared 2009 our "Year of the Customer".

Talking of 2009 – what kind of year is that likely to be for Henkel?
Kasper Rorsted: Large sections of the global economy are in recession and any normalization in the world's financial markets is likely to be long in coming. However, we are well equipped to weather the storm. Our three business sectors are exceptionally well positioned, we can now point to a strong presence in the growth regions, we are focusing our innovative strengths on product segments offering high margins, we are reducing costs right across the board and our finances are solid.

Although 2009 is unlikely to be easy for Henkel, it will not be a "lost" year. At the end we want to be able to say that 2009 was an important milestone in the achievement of our strategic goals.

Albrecht Woeste: We should not finish without first discharging a debt of gratitude. We would like to take this opportunity to express our thanks to the members of our corporate bodies – the Supervisory Board and the Shareholders' Committee – for their carefully considered, constructive advice and invaluable support.

We also want to thank our shareholders for their confidence in us and for the support they have shown for our actions. We are likewise grateful to our customers around the world for their continuing loyalty and trust in our company, in our brands and in our technologies. And not least, we must express our thanks to our 55,000 employees who again achieved remarkable results in 2008. Together, we're driving change worldwide.

Report of the Supervisory Board

Dear Shareholders,

In the course of fiscal 2008, the Supervisory Board performed the duties incumbent upon it according to the requirements of legal statute, the corporation's articles of association and applicable rules of procedure.

One of the major changes with respect to management of the company involved the replacement of the personally liable partner in 2008. Coinciding with the retirement of Prof. Dr. Ulrich Lehner, Henkel Management AG was appointed the sole personally liable partner of the corporation as of the end of the Annual General Meeting on April 14, 2008. With the exception of Prof. Dr. Ulrich Lehner, all the members of the previous Management Board of Henkel KGaA were appointed members of the Management Board of Henkel Management AG.

We carefully and regularly monitored the work of the Management Board both prior and subsequent to this change, advising on matters affecting the stewardship of the corporation. The basis for this was provided by the detailed reports submitted in writing and in verbal form by the Management Board. These related to matters of material significance affecting the company, and in particular the business situation and the development of the Group, business policy, profitability and short-term and long-term corporate, financial and personnel planning as well as capital expenditures and restructurings. In the course of the quarterly reports, moreover, details were provided of the sales and profits of Henkel as a whole, with further analysis by business sector and region. Outside Supervisory Board meetings, the Chairman of the Supervisory Board also remained in regular contact with the Chairman of the Management Board for the purpose of regularly conferring on current developments and major business events.

Major Issues Discussed in Supervisory Board Meetings

In fiscal 2008, the Supervisory Board met five times. Aside from the reconstitution of the Supervisory Board required as a result of the scheduled re-election of its members, we also discussed in detail at these meetings the reports of the Management Board, and consulted together with the Management Board on the development of the corporation and on strategic issues.

One of the main aspects under consideration was the acquisition of the Adhesives and Electronic Materials businesses from National Starch. In addition to questions of finance, we also discussed in detail together with the Management Board the performance of the businesses and the measures required and implemented in order to facilitate their integration. The sale of our investment in Ecolab Inc. was likewise the subject of extensive deliberations.

A further major item under discussion was the "Global Excellence" efficiency enhancement program. We closely followed progress as this program was implemented, conferring on the the major projects as they came up for decision.

We deliberated on the future targets and strategic priorities of Henkel, specifically our objectives of achieving our full business potential, focusing even more on our customers and strengthening our global employee teams.

We further conferred on the development of the global procurement markets and the associated effects on Henkel, as well as the planning and budgetary issues relating to the individual business sectors and the financial planning of the corporation as a whole.

Committee Activities

In order to efficiently comply with the duties incumbent upon us according to legal statute and our Articles of Association, we established an Audit Committee in 2008 in addition to the Nominations Committee that was formed in 2007.

The Audit Committee is made up of three shareholder-representative members and three employee representative members. It is the task of the Audit Committee to prepare the proceedings and resolutions of the Supervisory Board relating to the adoption of the annual financial statements and the consolidated financial statements, and also the auditor appointment proposal to be put forward to the Annual General Meeting. It is also required to discuss and report back on issues of accounting, risk management and compliance. In addition, the Audit Committee will also discuss the quarterly and half-year financial reports with the Management Board prior to their publication.

In December 2008, the Audit Committee convened its first meeting to discuss the current draft of the Accounting Law Reform Act and its possible effects on the financial reporting activities of the corporation, our compliance organization, headed since the end of 2007 by a Chief Compliance Officer with global responsibility, and the organization of the Internal Audit function.

At its meeting on February 16, 2009, attended by the external auditor, the Audit Committee discussed the annual financial statements and consolidated financial statements for fiscal 2008, and the risk report, thereupon preparing the corresponding Supervisory Board resolutions. It also made recommendations to the Supervisory Board regarding appointment of the external auditor for the subsequent financial year.

In view of the upcoming supplementary elections to the Supervisory Board due to take place at the 2009 Annual General Meeting, the Nominations Committee proposed suitable candidates for said election.

Corporate Governance

In 2008, the Supervisory Board consulted on the issue of corporate governance, and in particular the latest edition of the German Corporate Governance Code. We also discussed and approved our joint Declaration of Compliance of the Management Board, the Shareholders' Committee and the Supervisory Board with respect to the German Corporate Governance Code for 2009. The full wording of the current and also the previous declarations of compliance can be found on the company website.

Annual and Consolidated Financial Statements and Audit Result

The annual financial statements of Henkel AG & Co. KGaA and the management report have been prepared in accordance with the provisions of German commercial law (HGB). The consolidated financial statements and the Group management report have been prepared according to International Financial Reporting Standards (IFRS) as endorsed by the European Union, supplemented by the provisions under commercial law applicable according to Clause 315a (1) of the German Commercial Code (HGB).

The auditors appointed for 2008 by the last Annual General Meeting – KPMG AG Wirtschaftsprüfungsgesellschaft (KPMG), Berlin (formerly KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft, Berlin), have examined the 2008 annual financial statements of Henkel AG & Co. KGaA and the 2008 consolidated annual financial statements including the management reports in compliance with the generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and – in the case of the consolidated financial statements – in supplementary compliance with International Standards on Auditing (ISA), and have issued them with an unqualified opinion.

KPMG reports that the annual financial statements give a true and fair view of the net assets, financial position and results of operations of Henkel AG & Co. KGaA in accordance with generally accepted German accounting principles, and that the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group and of its cash flows for the year under review, in compliance with International Financial Reporting Standards. KPMG further confirms that the consolidated financial statements and Group management report for the year under review meet the requirements of Clause 315a (1) of the German Commercial Code (HGB).

The annual financial statements and management report, consolidated financial statements and Group management report and the audit reports of KPMG and the recommendations by the personally liable partner for the appropriation of the profit made by Henkel AG & Co. KGaA were laid before all members of the Supervisory Board in good time. We examined these documents and discussed them at our meeting of February 17, 2009 attended by the auditors who reported on their main audit findings. We received the audit reports and voiced our acquiescence therewith. Having received the final results of the examination conducted by the Audit Committee and concluded our own examination, we see no reason for reservation or objection. At our meeting of February 17, 2009, we approved the annual financial statements, the consolidated financial statements and the management reports as prepared by the personally liable partner.

We discussed the recommendation by the personally liable partner for appropriation of the profit of Henkel AG & Co. KGaA, taking into account the financial and earnings position of the corporation, and expressed our endorsement of said recommendation. At this meeting, we also ratified our proposals for resolution to be presented before the Annual General Meeting relating to the appointment of the external auditor for the next financial year, taking into account the recommendations of the Audit Committee, and discussed the costs of the audit of the financial statements.

Risk Management

Risk management issues were examined not only in the Audit Committee but also during our plenary sessions. We therefore received detailed reports on the risk management system in place at Henkel, with quantification of major individual risks. Our considered opinion is that there is no apparent evidence of any risks that could endanger the continued existence of the company as a going concern. In the course of the year-end audit, KPMG likewise investigated the structure and function of the risk management system and found no cause for reservation. In our view too, the risk management system corresponds to the statutory requirements.

Changes in the Supervisory Board and Management Board

Following the scheduled re-election of members of the Supervisory Board, which took place at the Annual General Meeting of 2008, representatives on the shareholders' side and also representatives on the employees' side were newly elected for a term of four years. This resulted in three new members on the shareholders' side and four new members on the employees' side being appointed to the Supervisory Board; the remaining members were re-elected. In the course of the constituting meeting, Dipl.-Ing. Albrecht Woeste was elected Chairman and Mr. Winfried Zander was elected Vice-Chairman of the Supervisory Board.

There were also changes in the Management Board in 2008 with the departure of Prof. Dr. Ulrich Lehner effective April 14, 2008, and Mr. Alois Linder effective June 18, 2008. Mr. Thomas Geitner joined the Management Board effective March 1, 2008.

We thanked the members departing from the Supervisory Board and Management Board for their – in some cases – many years of successful engagement in the interests of the company. We wish to express our particular gratitude to Mr. Alois Linder for his 29 years of committed endeavor, and Professor Ulrich Lehner who, after 24 highly successful years of work on behalf of the company, and having reached the Henkel-internal retirement age, handed over the office of Chairman of the Management Board to Kasper Rorsted. In keeping with our traditions, he is now providing us with the benefit of his extensive, specialized expertise with respect to Henkel through his work as a member of the Shareholders' Committee. We also take this opportunity to thank the Management Board and all Henkel employees for their hard work and commitment in 2008.

Düsseldorf, February 17, 2009

The Supervisory Board
Dipl.-Ing. Albrecht Woeste
(Chairman)

Management Board



Dr. Friedrich Stara

Executive Vice President Laundry & Home Care,
born 1949;
with Henkel since 1976.

Driving Change
"We intend to drive change with even more innovation and entrepreneurial effort. We are determined to get our products to market more quickly than ever before and to further deepen and expand our relationships with our key customers."

Thomas Geitner

Executive Vice President Adhesive Technologies,
born 1955;
with Henkel since 2008.

Driving Change
"We will be aligning our activities even more purposefully to the needs of our customers, introducing best practices in our industrial processes and generating disproportionate growth in the emerging markets. We also want to further increase the efficiency of our innovation processes."



Kasper Rorsted

Chairman of the Management Board,
born 1962; with Henkel since 2005, Chairman of the Management Board since April 14, 2008.

Driving Change
"It is important that we chart a clear course for the longer term. To this end, we have defined our strategic priorities. And we have set ourselves an ambitious set of financial and sustainability targets for 2012."

Dr. Lothar Steinebach

Executive Vice President Finance/Purchasing/IT/Law,
born 1948;
with Henkel since 1980.

Driving Change
"We intend to do everything in our power to keep Henkel competitive and attractive for investors. And that means improving our structures and processes as laid out in our 'Operational Excellence' program."

Hans Van Bylen

Executive Vice President Cosmetics/Toiletries,
born 1961;
with Henkel since 1984.

Driving Change
"The key lies in successful innovations based on a clearly structured innovation process and a strong innovation culture. Direct customer contact is likewise indispensable as a source of inspiration for new product development."

Driving Change

We have the right strategies. And our more than 55,000 employees are already implementing them with determined perseverance. And we are winning in our markets. In our quest to achieve our goals, we will be concentrating on three strategic priorities:

» Achieve our full business potential
» Focus more on our customers
» Strengthen our global team

Our ultimate purpose: To further improve our competitiveness and to permanently establish a winning culture.



Focus more on our customers


Achieve our full business potential
Winning Culture
Strengthen our global team

Shares and Bonds

» **Share price weakens in line with market trends**
» **International, widely diversified shareholder structure**
» **Capital market communications further augmented**

The performance of Henkel shares in 2008 was significantly affected by the global downturn on the stock markets. Due to the international financial crisis triggered by the US credit crunch and with the first signs of recession ahead, the DAX fell by 40.4 percent compared to the closing price at the end of 2007. The industry benchmark, the Dow Jones Euro Stoxx Consumer Goods index, declined by 40.6 percent. Within this weak market environment, the price of the Henkel preferred share likewise decreased, closing the year at 22.59 euros, 41.2 percent below the level of the previous year. The ordinary share ended the year at 18.75 euros, 46.4 percent below its prior-year closing price.

In the first few months of 2008, the preferred share initially declined further, tracking the general market downturn. Our share price then underwent a marked increase in response to the positive business performance reported for the first quarter. This was followed by a phase of price stability that lasted until the beginning of June. The Henkel share then again fell in value as the year proceeded, eventually tracking the performance of the overall market. It registered its year low of 19.30 euros in October, recovering in the ensuing period by 17 percent.

Trading volumes remained roughly at the level of the preceding year with an average of 1.7 million preferred shares changing hands per trading day. In the case of our ordinary shares, the average per trading day increased to 330,000 shares (previous year: 288,200). Due to the fall in price levels, the market capitalization of our ordinary and preferred shares combined decreased from 15.9 billion euros to 8.9 billion euros.

Henkel shares remain an attractive investment for long-term investors. Shareholders who invested 1,000 euros when Henkel's preferred shares were issued in 1985, and then re-invested the dividends received (excluding taxes) in the stock, would have had a portfolio value of about 6,700 euros by the end of 2008. This represents investment growth of 570 percent or an average yield of 8.5 percent per year. Over the same period, DAX tracking would have provided an annual yield of 6.4 percent.

Henkel Shares Listed in All Major Indexes

Henkel shares are predominantly traded on the Xetra electronic market of the Frankfurt Stock Exchange. Henkel is also represented on the floor of this and the other regional stock exchanges in Germany. In the USA, investors are able to acquire Henkel preferred and ordinary shares by way of stock ownership certificates obtained through the Sponsored Level I ADR (American Depositary Receipt) Program. The number of ADRs representing ordinary and preferred shares outstanding at the end of the year was about 6.3 million (end of 2007: 9 million).

Henkel Preferred Share Performance Versus Market in 2008



in euros
Henkel preferred share
DAX (indexed)
DJ Euro Stoxx Consumer Goods (indexed)
40
35
30
25
20
15
38.43 euros
December 31, 2007
22.59 euros
December 31, 2008
February 27, 2008: Publication of 2007 Annual Report; announcement of "Global Excellence" efficiency enhancement program
April 3, 2008: Closing of National Starch acquisition
May 7, 2008: Publication of results for Q1 2008
August 6, 2008: Publication of results for Q2 2008
November 6, 2008: Publication of results for Q3 2008
November 13, 2008: Divestment of Ecolab investment
January 2008
December 2008

Key Data on Henkel Shares 2004–2008

in euros[1]		2004	2005	2006	2007	2008
Earnings per share in accordance with IFRS[2]						
Ordinary share		1.73	1.75	1.97	2.12	2.81
Preferred share		1.75	1.77	1.99	2.14	2.83
Share price at year-end[3]						
Ordinary share		20.30	26.18	32.73	34.95	18.75
Preferred share		21.33	28.33	37.16	38.43	22.59
High for the year[3]						
Ordinary share		22.67	26.18	33.14	37.50	34.95
Preferred share		24.53	28.37	37.82	41.60	38.43
Low for the year[3]						
Ordinary share		17.50	20.32	25.66	29.96	16.68
Preferred share		18.67	21.46	28.21	33.70	19.30
Dividends						
Ordinary share		0.41	0.43	0.48	0.51	0.51[4]
Preferred share		0.43	0.45	0.50	0.53	0.53[4]
Market capitalization[3]	in bn euros	**9.1**	**11.8**	**15.1**	**15.9**	**8.9**
Ordinary share	in bn euros	5.3	6.8	8.5	9.1	4.9
Preferred share	in bn euros	3.8	5.0	6.6	6.8	4.0

[1] Comparable based on share split (1:3) of June 18, 2007 [2] Comparable; 2004 restated and comparable [3] Closing share prices, Xetra trading system [4] Proposed

Share Data

	Preferred	Ordinary
Security Code No.	604843	604840
ISIN Code	DE0006048432	DE0006048408
Stock Exch. Symbol	HEN3.ETR	HEN.ETR
Number of Shares	178,162,875	259,795,875

The international significance of Henkel preferred shares derives not least from their inclusion in major indexes that serve as important indicators for the capital markets and as benchmarks for fund managers. Particularly worthy of note in this respect are the MSCI World, the Dow Jones Euro Stoxx, and the FTSE World Europe index. Henkel is also listed in the Dow Jones Titans 30 Personal & Household Goods index, confirming our position as one of the 30 most important listed corporations operating in the personal and household goods segments worldwide. As of year-end 2008, the market capitalization of the DAX-relevant preferred shares was 4.0 billion euros, placing Henkel 24th among the DAX companies (2007: 25th). In terms of trading volumes, Henkel was ranked 29th on the list (2007: 28th). Our DAX weighting is 0.91 percent.

International Shareholder Structure

According to notices of disclosure received by the company, the Henkel family owns a majority of the ordinary shares amounting to 52.18 percent. Dr. h.c. Christoph Henkel, London, holds 5.83 percent of the ordinary shares. On June 26, 2008, Silchester International Investors Limited headquartered in London, UK, informed us that, as of that date, it held 3.01 percent of the ordinary shares. We have received no further notices of disclosure from other shareholders indicating a notifiable shareholding in excess of 3 percent of the voting shares. The ownership pattern of our preferred shares – the significantly more liquid class of stock – is widely diversified. A majority of these shares are owned by institutional investors with globally distributed shareholdings.

Institutional Investors Henkel Preferred Shares by Region



Rest of World 7 %
USA 28 %
Rest of Europe 19 %
France 8 %
Germany 17 %
UK 21 %

Source: Thomson Reuters

Around 7.5 million preferred shares have been repurchased in the past by Henkel for the corporation's Stock Incentive Plan operated as an incentive for our senior executive personnel. As of December 31, 2008, our treasury stock amounted to 4.8 million preferred shares.

Employee Shares in High Demand

Since 2001, Henkel has been operating a share ownership plan for all employees worldwide, known as the Employee Share Program or ESP. For each euro invested by an employee (limited to 4 percent of salary up to a maximum of 5,000 euros per year), Henkel added an additional 33 cents in the year under review. The number of participants in this plan increased once again in 2008, with some 12,000 employees in 54 countries buying Henkel shares. At year-end, around 15,000 employees held a total of 3.7 million shares within the ESP, representing roughly 2.1 percent of total preferred shares outstanding. The vesting period for newly acquired shares is three years.

Henkel Bonds

Henkel is represented in the international bond markets by two bonds with a total volume of 2.3 billion euros.

Bond Data

	Senior Bond	Hybrid Bond
Volume	1.0 bn euros	1.3 bn euros
Nominal Coupon	4.25 %	5.375 %
Coupon Payment Date	June 10	November 25
Maturity	June 10, 2013	Nov. 25, 2104[1]
Listing	Frankfurt	Luxembourg
Security Code No.	664196	A0JBUR
ISIN Code	DE0006641962	XS0234434222

[1] First call option for Henkel on November 25, 2015

Further detailed information regarding these bonds, current developments in their respective prices and the associated risk premium (credit margin) can be found on our website: *www.henkel.com/ir*

Committed to Capital Market Communication

Henkel is covered by numerous financial experts, primarily in the UK, Germany and the USA. Over 40 equity and debt analysts regularly publish studies and commentaries on the current performance of the company.

Analyst Recommendations


Sell 20 %
Buy 47 %
Hold 33 %

At December 31, 2008; basis: 30 equity analysts

Henkel places great importance on meaningful dialog with both investors and analysts. In more than 30 capital market conferences and roadshows held in Europe and North America, institutional investors and financial analysts were afforded the opportunity to talk directly with our top management. The highlight of the year was our Analyst and Investor Conference held in London on November 6, 2008. New Chairman of the Management Board Kasper Rorsted took this opportunity to present the main elements of our strategy for the coming years and also our financial targets for 2012. In addition, there were numerous telephone conferences and one-to-one meetings – amounting to more than 500 events in all.

Private investors are able to receive all relevant information through telephone inquiry or via the Investor Relations website: *www.henkel.com/ir*. This also serves as the medium for the live broadcast of telephone and analyst conferences. As well as the transmission of the Annual General Meeting, the latter also offers the possibility of obtaining extensive information from Henkel's management. In June, moreover, we reported on the latest news and developments at Henkel to a large group of private investors attending the Düsseldorf Shareholder Forum.

The quality of our capital market communications was again evaluated in 2008 by various independent ranking organizations. And once more, our Investor Relations team garnered a number of major awards in various comparisons with European corporations in the Home & Personal Care category.

You will find a **Financial Calendar** with all our important publishing and announcement dates on the inside back cover of this Annual Report.

Group Management Report Subindex

Further Information

You will notice a number of cross references on the pages of this Annual Report for 2008 indicating locations in this publication, in our Sustainability Report for 2008 and in the internet where you can find further information.

- **AR** Annual Report
- **SR** Sustainability Report
- **www** Internet

Group Management Report

Corporate Governance at Henkel AG & Co. KGaA

Corporate governance in the sense of responsible, transparent management and control of the corporation aligned to the interests of shareholders, has long been an integral component of our corporate culture, and will remain so into the future.

Consequently, the Management Board, Shareholders' Committee and Supervisory Board have committed to the following principles:

- **Shareholder value creation as the foundation of our managerial approach**
- **Sustainability as a criterion for socially responsible management**
- **Transparency underpinned by an active and open information policy**

I. Corporate Governance/ Corporate Management Report

This report describes the principles of the management and control structure, corporate stewardship and the essential rights of shareholders of Henkel AG & Co. KGaA; in addition, it explains the special features that arise from our particular legal form and our Articles of Association (corporate bylaws) as compared to a joint stock corporation (AG in Germany). It takes into account the recommendations of the German Corporate Governance Code and contains all the information and explanations required according to Clause 289 (4) and Clause 315 (4) of the German Commercial Code (HGB).

Legal Form/Special Statutory Features of Henkel AG & Co. KGaA

Henkel is a "Kommanditgesellschaft auf Aktien" (KGaA). A KGaA is a company with its own legal personality (i.e. it is a legal person) in which at least one partner assumes unlimited liability in respect of the company's creditors (general or personally liable partner). The other partners participate in the capital stock, which is split into shares, and their liability is limited by these shares; they are thus not liable for the company's debts (limited partners per Clause 278 (1) German Joint Stock Corporation Act [AktG]).

There are three major differences with respect to an AG:

- At Henkel AG & Co. KGaA, the executive role is assigned to Henkel Management AG – acting through its management board – as the sole personally liable partner (Clause 278 (2), Clause 283 AktG in conjunction with Article 11 of the Articles of Association). All the shares of Henkel Management AG are held by the corporation.
- The rights and duties of the supervisory board of a KGaA are more limited compared to those of the supervisory board of an AG. In particular, the supervisory board of a KGaA is not entitled to appoint personally liable partners or to preside over the associated contractual arrangements; it may not issue rules of procedure governing the actions of the management board, and it is not permitted to rule on business transactions requiring shareholder or partner consent. A KGaA is not required to appoint a director of labor affairs, even if, like Henkel, the company is bound to abide by Germany's Codetermination Act of 1976.
- The general meeting of a KGaA essentially has the same rights as the shareholders' meeting of an AG. In addition, it votes on the adoption of the annual financial statements of the corporation and formally approves the actions of the personally liable partner. At Henkel, the Annual General Meeting also elects the Shareholders' Committee and formally approves its actions. Resolutions passed in general meeting require the approval of the personally liable partner where they involve matters which, in the case of a partnership, are subject to the authorization of both the general and the limited partners (Clause 285 (2) AktG) or relate to the adoption of annual financial statements (Clause 286 (1) AktG).

According to our Articles of Association, in addition to the Supervisory Board, Henkel also has a standing Shareholders' Committee comprising a minimum of five and a maximum of ten members, all of whom are elected by the Annual General Meeting (Article 27 of the Articles of Association). Acting on behalf of the general meeting, its primary duties are to engage in the management of the corporation's affairs and to appoint and dismiss personally liable partners; it holds representative authority and power of management allowing it to preside over the legal relationships between the corporation and Henkel

Management AG as the latter's personally liable partner, and it exercises the voting rights of the corporation in the General Meeting of Henkel Management AG (Clause 278 (2) AktG in conjunction with Clause 114 and Clause 161 HGB and Art. 8, 9 and 26 of the Articles of Association).

Division of the Capital Stock, Shareholder Rights

The par value of the capital stock of the corporation amounts to 437,958,750 euros. It is divided into a total of 437,958,750 bearer shares of no par value (share certificates), of which 259,795,875 are ordinary bearer shares (proportion of capital stock: 259,795,875 euros or 59.3 percent) and 178,162,875 preferred bearer shares (proportion of capital stock: 178,162,875 euros or 40.7 percent).

Each ordinary share grants to its holder one vote. The preferred shares accord to their holder all shareholder rights apart from the right to vote. Unless otherwise resolved in General Meeting, the unappropriated profit is distributed as follows: first, the holders of preferred shares receive a preferred dividend in the amount of 0.04 euros per preferred share. The holders of ordinary shares then receive a dividend of 0.02 euros per ordinary share, with the residual amount being distributed to the holders of ordinary and preferred shares in accordance with the proportion of the capital stock attributable to them (Article 35 (2) of the Articles of Association). If the preferred dividend is not paid out either in part or in whole in a year, and the arrears are not paid off in the following year together with the full preferred share dividend for that second year, the holders of preferred shares are accorded voting rights until such arrears are paid (Clause 140 (2) AktG). Cancellation or limitation of this preferred dividend requires the consent of the holders of preferred shares (Clause 141 (1) AktG).

The shareholders exercise their rights in the Annual General Meeting as per the relevant statutory provisions and the Articles of Association of Henkel AG & Co. KGaA. In particular, they may vote (as per entitlement), speak on agenda items, ask relevant questions and propose motions.

Unless otherwise required by mandatory provisions of statute or the Articles of Association, the resolutions of the Annual General Meeting are adopted by simple majority of the votes cast and, inasmuch as a majority of shares is required by statute, by simple majority of the voting stock represented (Art. 24 of the Articles of Association). This also applies to changes in the Articles of Association; however, modifications to the object of the company require a three-quarters' majority (Clause 179 (2) AktG).

Approved Capital, Share Buy-back

According to Art. 6 (5) of the Articles of Association, there is an authorized capital limit. Acting within this limit, the personally liable partner is authorized, subject to the approval of the Supervisory Board and of the Shareholders' Committee, to increase the capital stock of the corporation in one or several acts until April 9, 2011, by up to a total of 25,600,000 euros through the issue for cash of new preferred shares with no voting rights. All shareholders are essentially assigned preemptive rights. However, these may be set aside provided that the issue price of the new shares is not significantly below the quoted market price of the shares of the same class at the time of final stipulation of the issue price, or in order to facilitate the disposal of fractional amounts of shares.

In addition, the personally liable partner is authorized to purchase ordinary and/or preferred shares of the corporation at any time up to October 13, 2009, subject to the condition that the shares acquired on the basis of such authorization, together with the other shares that the corporation has already acquired and holds as treasury stock, shall not at any time exceed 10 percent in total of the capital stock. This authorization can be exercised for any legal purpose. To the exclusion of the pre-emptive rights of existing shareholders, treasury stock may be used to operate the Stock Incentive Plan of the Henkel Group or transferred to third parties for the purpose of acquiring companies or participating interests in companies. Treasury stock may also be sold to third parties against payment in cash, provided that the selling price is not significantly below the quoted market price at the time of share disposal.

Major Shareholders

According to notifications received by the company on December 19, 2008, a total of 52.18 percent of the voting rights are held by parties to the Henkel family's share-pooling agreement. This agreement was concluded between members of the families of the descendants of company founder Fritz Henkel; it contains restrictions with respect to transfers of the ordinary shares covered (Art. 7 of the Articles of Association).

Interaction between Management Board, Shareholders' Committee and Supervisory Board

The Management Board of Henkel Management AG, which is responsible for the corporation's operating business, the Shareholders' Committee and the Supervisory Board of the corporation cooperate closely for the benefit of the organization.

The Management Board agrees the strategic alignment of the corporation with the Shareholders' Committee and discusses with it at regular intervals the status of implementation of said strategy.

In keeping with good corporate management practice, the Management Board informs the Shareholders' Committee and the Supervisory Board regularly, and in a timely and comprehensive fashion, of all issues of relevance to the corporation concerning business policy, corporate planning, profitability, the business development of the corporation and of major Group companies, and also matters relating to risk and its management.

For transactions of fundamental significance, the Shareholders' Committee has established a right of veto in the procedural rules governing the actions of Henkel Management AG in its function as sole Personally Liable Partner (Article 26 of the Articles of Association). This covers, in particular, decisions or measures that materially change the net assets, financial position or results of operations of the corporation. The Management Board complies with these rights of consent and also the spheres of authority of the Annual General Meeting in matters subject to statutory control.

The Shareholders' Committee has established a Finance Subcommittee and a Human Resources Subcommittee, each of which comprises five members of the Shareholders' Committee. The Finance Subcommittee deals principally with the financial matters, accounting issues including the year-end audit, taxation and accounting policy, and the internal audit and risk management of the corporation, preparing the ground for decisions taken in the plenary sessions of the Shareholders' Committee. The Human Resources Subcommittee principally discusses personnel matters relating to the members of the Management Board, human resources strategy, and remuneration.

The Supervisory Board has established an Audit Committee and a Nominations Committee. The Audit Committee is made up of three elected shareholder and three elected employee representative members of the Supervisory Board, each chosen by their fellow shareholder or employee representative Supervisory Board members. The chairperson of the Audit Committee is elected from candidates proposed by the shareholder representative members of the Supervisory Board. The Audit Committee prepares the proceedings and resolutions of the Supervisory Board relating to adoption of the annual financial statements and the consolidated financial statements, and also the auditor appointment proposal to be made to the Annual General Meeting. Acting on behalf of the Supervisory Board, the Audit Committee also deals with accounting, risk management and compliance issues.

The Nominations Committee comprises the chairperson of the Supervisory Board and two further members elected by the other shareholder representatives on the Supervisory Board; the chairperson of the Supervisory Board is also chairperson of the Nominations Committee. The Nominations Committee prepares the proposals to be submitted by the Supervisory Board to the Annual General Meeting for the election of members to the Supervisory Board (shareholder representatives).

Some members of the Supervisory Board and of the Shareholders' Committee are or were in past years holders of leading managerial positions in other companies. Inasmuch as Henkel pursues business activities with these companies, the same arm's length principles apply as those applicable to transactions with and between unrelated third parties. This, in our view, ensures the independence and impartiality of the members concerned.

For more details on the composition of the Management Board, the Supervisory Board and the Shareholders' Committee and also the committees established within the Supervisory Board and the subcommittees of the Shareholders' Committee, please refer to AR *pages 132 to 136*.

For further details with respect to corporate governance in general, please go to our website: *www.henkel.com/ir*

Principles of Corporate Stewardship/Compliance

The corporation, our management bodies and our employees around the world orientate their activities to our corporate vision and values so that our daily work remains in compliance with the guiding principles of sustainable development. We have created a uniform value system to which our more than 55,000 employees of all cultures subscribe.

Henkel's vision is to be a leader with brands and technologies that make people's lives easier, better and more beautiful. We want our products and technologies to make a valuable contribution to society and to promote and support sustainable development in all the countries in which we are active. The ten corporate values derived from this vision provide the guidelines governing the conduct and actions of Henkel employees in all areas of business and in all cultures in which Henkel is found. They are an expression of our corporate culture.

From this vision and these common values are derived rules of behavior which we have formulated in a series of codes. Our Code of Conduct supports our employees in dealing with ethical and legal issues. Our Code of Teamwork and Leadership defines the actions and attitudes to be adopted by management and employees in their interpersonal dealings. And the Code of Corporate Sustainability describes the principles and expectations that underlie our approach to sustainable, socially responsible development. These various sets of principles are further expanded in Group-wide standards. Together, theses codes also form the basis for Henkel's contribution to achieving the goals specified in the United Nations Global Compact.

Henkel is committed to ensuring that all business transactions are conducted in an ethically and legally irreproachable manner. In order to maintain compliance in this regard, the Management Board has introduced a range of binding rules and regulations in the form of various codes and derivative standards and directives. Reviewed and revised as and when appropriate, these rules also cover the procedures to be adopted in the event of infringements or suspicion of malpractice. In addition to our internal reporting system and complaint registration channels, employees may also, for the purpose of reporting serious violations, use a Compliance Line operated by an external service-provider.

Given the increasing requirements and growing complexities characterizing this sphere, Henkel has appointed a Chief Compliance Officer (CCO). The CCO is responsible for compliance-related activities undertaken at the corporate level, oversees fulfillment of both internal and external regulations, reports on findings in this respect and supports the corporation in the further development and implementation of the associated standards. He or she is assisted in this capacity by the Internal Audit unit, and also by a Compliance Committee of interdisciplinary composition.

Our corporate compliance activities are focused on the fields of safety, health and the environment, antitrust law and the fight against corruption. Further compliance-relevant areas derive from capital market law. In addition to the legal provisions, internal codes of conduct have been put in place to regulate the treatment of information that could potentially affect share prices. There are also rules that go beyond the legal requirements, governing the behavior of the members of the Management Board, the Shareholders' Committee and the Supervisory Board, and also employees of the corporation who, due to their function or involvement in projects, have access to insider information.

For further information relating to the principles guiding our corporate stewardship, please go to our website: *www.henkel.com/sustainability*

Application of the German Corporate Governance Code

Notwithstanding the special features arising from our legal form and Articles of Association, Henkel AG & Co. KGaA complies with the main recommendations ("shall" provisions) of the German Corporate Governance Code, with three exceptions: (1) The contracts of employment for members of the Management Board contain no severance pay cap in the event of premature termination of their tenure as executives of the corporation without good reason, i.e. there is no limitation to a possible severance payout to the usual maximum of two years' emoluments. (2) In order to protect the legitimate interests and private spheres of the members of the corporate bodies who are also members of the Henkel family, their individual shareholdings are not disclosed unless required by law. The Code requires disclosure of shareholdings in excess of 1 percent. (3) The members of the committees of the Supervisory Board receive no additional remuneration. However, a proposal for compensating the members of the Audit Committee is to be put before the 2009 Annual General Meeting for its approval; the members of the Nominations Committee will continue to perform their duties without any special remuneration.

Henkel also complies with all the suggestions ("may/should" provisions) of the Code in keeping with our legal form and the special statutory features anchored in our Articles of Association. The corresponding declarations of compliance can be found on our website: *www.henkel.com/ir*

In accordance with the Declaration of Compliance, the following details are disclosed in relation to notifiable shareholdings:

The aggregate holdings of the members of the Supervisory Board and of the members of the Shareholders' Committee exceed in each case 1 percent of the shares issued by the corporation. The members of the Management Board together hold less than 1 percent of the shares issued by the Corporation.

In fiscal 2008, members of the Management Board, Supervisory Board and Shareholders' Committee or persons closely related to them notified 11 transactions per Clause 15a WpHG (Securities Trading Act, "Directors' Dealings"). Members of the Management Board under both the old and the new legal form purchased a total of 12,458 preferred shares. Members of the Supervisory Board and of the Shareholders' Committee sold a total of 881 preferred shares and purchased 30,054 ordinary shares. For further details in this regard, please go to our website: *www.henkel.com/ir*

II. Remuneration Report

This Remuneration Report provides an outline of the compensation system for the Management Board, Henkel Management AG as the personally liable partner, the Supervisory Board and the Shareholders' Committee of Henkel AG & Co. KGaA, and the Supervisory Board of Henkel Management AG; it also indicates the level and structure of the remuneration paid.

It takes into account the recommendations of the German Corporate Governance Code and contains all the information required according to the provisions of the German Commercial Code (HGB) as amended by the Disclosure of Management Remuneration Act; this information has therefore not been repeated in the Notes to the Consolidated Financial Statements.

1. Remuneration of the Management Board

Regulation

Regulation and confirmation of compensation for members of the Management Board of Henkel Management AG is the responsibility of the Supervisory Board of Henkel Management AG, which is comprised of three members of the Shareholders' Committee. Its deliberations also take into account the result of discussions held within the Human Resources Subcommittee of the Shareholders' Committee. The compensation system is regularly reviewed in terms of the structure and the amounts involved. In order to ensure the competitiveness of the compensation package, this process takes into account the size and international activities of the corporation, our economic position and the level and structure of remuneration encountered in similar companies.

Structure and Amounts

In accordance with the objective of achieving a sustainable increase in shareholder value, the remuneration of the Management Board is characterized by a high proportion of performance-related compensation. The package comprises three components: a fixed salary, a variable performance-related cash payment (short-term incentive/STI) and a variable performance-related long-term incentive (LTI) in the form of a share-based payment. Added to these emoluments are ancillary benefits and earnings-linked pension entitlements. The components in detail:

Fixed Salary

The amount of fixed salary is determined on the basis of the functions and responsibilities of the recipients concerned, their time of tenure as members of the Management Board (taking into account any membership on the former Management Board of Henkel KGaA), and prevailing market conditions. It is paid on a monthly basis.

Short-Term Incentive (STI)

The performance criteria governing the short-term incentive are primarily return on capital employed (ROCE) and earnings per preferred share (EPS). The individual performance of the Management Board member concerned, and the size, significance and development of the business/management sector(s) involved are also taken into account. Payment is made in arrears on an annual basis as a function of the performance achieved in the immediately preceding financial year.

Long-Term Incentive (LTI)

Each member of the Management Board is allocated, as a function of the absolute increase in the price of the Henkel preferred share and the increase in the earnings per Henkel preferred share (EPS) achieved over a period of three years (performance period), the cash equivalent of up to 10,800 preferred shares – so-called Cash Performance Units – per financial year (= tranche). On expiry of the performance period, the number and the value of the Cash Performance Units due are determined and the resulting tranche income is paid in cash. Each member of the Management Board participating in a tranche is required to acquire a personal stake by investing in Henkel preferred shares to the value of 25 percent of the gross tranche payout, and to place these shares in a blocked custody account with a five-year drawing restriction.

In the event of an absolute rise in the share price during the performance period of at least 15 percent, 21 percent or 30 percent, each participant is allocated 1,800, 3,600 or 5,400 Cash Performance Units (CPUs) respectively. To calculate the share price increase, the average price in January of the tranche issue year is compared to the average price in January of the third financial year following the issue year (reference price). If, during the performance period, earnings per preferred share increase by at least 15 percent, 21 percent or 30 percent, each participant is allocated a further 1,800, 3,600 or 5,400 CPUs respectively. To calculate the increase in earnings per preferred share (EPS), the EPS of the financial year prior to the year of issue is compared to that of the second financial year following the year of issue. The calculation is based on the approved and endorsed consolidated financial statements of the respective financial years as duly audited and provided with an unqualified opinion, with EPS also being first adjusted for exceptional items. The monetary value per Cash Performance Unit essentially corresponds to the reference price of the Henkel preferred share. A ceiling value (cap) is imposed in the event of extraordinary share price increases.

Other Emoluments

The other emoluments largely relate to benefits arising out of standard insurance policies and the provision of a company car.

Other Regulatory Provisions

In the event of members of the Management Board taking retirement, they are entitled to continued payment of their remuneration for a further six months, but not beyond the month of their 65th birthday.

The corporation maintains on behalf of members of corporate bodies and employees of Henkel a third-party group insurance policy (D&O insurance) protecting against consequential loss, which policy also covers members of the Management Board. An appropriate own-risk deductible has been set with respect to the members of the Management Board.

Remuneration for 2008

Effective the end of the Annual General Meeting on April 14, 2008, Henkel Management AG joined the corporation as its sole personally liable partner, replacing the former management of the corporation. With the exception of Prof. Dr. Ulrich Lehner, who retired effective April 14, 2008, all the members of the former Management Board of Henkel KGaA were appointed members of the Management Board of Henkel Management AG. The remuneration of the Management Board indicated below includes payments made or accruing to members of the Management Board of Henkel KGaA in the period from January 1, 2008 to the end of the AGM on April 14, 2008.

The total compensation paid to members of the Management Board for the performance of their duties for and on behalf of Henkel AG & Co. KGaA and its subsidiaries during the year under review amounted to 13,270k euros (2007: 16,040k euros). Of the total cash emoluments of

11,743k euros (2007: 14,310k euros) paid in respect of 2008, 3,763k euros was in fixed salary (2007: 4,128k euros), 7,808k euros for the STI (2007: 9,969k euros) and 172k euros in other emoluments (2007: 213k euros). Also included in the total remuneration are the Cash Performance Units granted to the members of the Management Board for 2008 as LTI, which become payable in 2011 depending on attainment of the associated performance targets. It is a legal requirement that a value be disclosed in the year of grant, and this value has been calculated based on an assumed increase of both parameters (EPS/share price) of 21 percent over the performance period, giving an imputed amount of 1,527k euros (2007: 1,730k euros).

The emoluments received by the individual members of the Management Board for the year under review are indicated in the table below together with a breakdown according to the individual components referred to in the above.

Pension Benefits

The retirement pension for members joining the Management Board of the former Henkel KGaA before January 1, 2005 amounts to a certain percentage of the last paid fixed salary (defined benefit). For these Management Board members, the amount payable is set at 60 percent of the final fixed salary in the event of retirement after their 62nd birthday. The actual percentage individually determined for each executive is made up of two components: the so-called base percentage rate derived from the vested pension entitlement earned prior to entry into the former or latter Management Board, and an annual percentage increase of the base percentage during the executive's membership of the Management Board.

Effective January 1, 2005, we changed the pension system for new members of the Management Board to a defined contribution scheme. Once a covered event occurs, the affected members of the Management Board

Remuneration of the Management Board

in k euros		Cash components					
		Fixed salary	Short-term incentive	Other emoluments	Total cash emoluments	Value of long-term incentive[1]	Total remuneration[1]
Kasper Rorsted	**2008**	856.5	1,820.6	53.8	**2,730.9**	293.8	**3,024.7**
	2007	576.0	1,407.5	68.6	2,052.1	340.1	2,392.2
Prof. Dr. Ulrich Lehner[2]	**2008**	262.5	706.2	14.1	**982.8**	28.6	**1,011.4**
(until April 14, 2008)	2007	900.0	2,286.3	38.3	3,224.6	146.4	3,371.0
Thomas Geitner	**2008**	501.0	975.6	24.1	**1,500.7**	277.4	**1,778.1**
(since March 1, 2008)	2007	–	–	–	**–**	–	–
Dr. Jochen Krautter	**2008**	–	–	–	**–**	–	**–**
(until June 30, 2007)	2007	300.0	705.0	13.5	1,018.5	56.7	1,075.2
Alois Linder[2]	**2008**	280.0	794.5	11.1	**1,085.6**	45.7	**1,131.3**
(until June 18, 2008)	2007	600.0	1,427.5	20.7	2,048.2	166.3	2,214.5
Dr. Friedrich Stara	**2008**	621.0	1,133.8	30.2	**1,785.0**	293.8	**2,078.8**
	2007	576.0	1,377.5	34.9	1,988.4	340.1	2,328.5
Dr. Lothar Steinebach	**2008**	621.0	1,203.8	22.7	**1,847.5**	293.8	**2,141.3**
	2007	600.0	1,387.5	20.4	2,007.9	340.1	2,348.0
Hans Van Bylen	**2008**	621.0	1,173.8	15.8	**1,810.6**	293.8	**2,104.4**
	2007	576.0	1,377.5	16.9	1,970.4	340.1	2,310.5
Total	**2008[2]**	**3,763.0**	**7,808.3**	**171.8**	**11,743.1**	**1,526.9**	**13,270.0**
		28.4 %	**58.8 %**	**1.3 %**		**11.5 %**	**100.0 %**
Total	2007[2]	4,128.0	9,968.8	213.3	14,310.1	1,729.8	16,039.9
		25.7 %	62.2 %	1.3 %		10.8 %	100.0 %

[1] 2008 LTI payout in 2011; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period
[2] 2007/2008 LTI calculated for Messrs. Lehner/Linder only up to time of departure in 2008

Defined Benefit

in euros	Retirement pension p.a. on onset of pension as of balance sheet date	Change in pension provisions for 2008
Prof. Dr. Ulrich Lehner (until April 14, 2008)	540,000.00	–644,422.00
Alois Linder (until June 18, 2008)	385,200.00	443,948.00
Dr. Lothar Steinebach	369,150.00	285,838.00

Defined Contribution

in euros	Superannuation lump sum		Basic annuity	
	Total lump sum	Addition to superannuation lump sum 2008	Total basic annuity (p.a.)	Addition to basic annuity for 2008
Kasper Rorsted	996,300.00	396,540.00	1,030.87	255.60
Thomas Geitner (since March 1, 2008)	81,030.00	81,030.00	178.99	178.99
Dr. Friedrich Stara	869,850.00	348,750.00	497.49	133.34
Hans Van Bylen	859,994.10	348,750.00	908.85	242.78

receive a superannuation lump-sum payment combined with a continuing basic annuity. The superannuation lump-sum payment comprises the total of annual contributions calculated on the basis of a certain percentage of the fixed salary and of the short-term incentive, this percentage being the same for all members of the Management Board. Any vested pension rights earned within the corporation prior to the executive's joining the Management Board are taken into account as start-up units. This ensures the establishment of a performance-related pension system.

The pension benefits accruing to the members of the former and latter Management Boards as of the balance sheet date, and also the contributions to the pension scheme made in 2008 are shown in the tables above.

A total of 58,613k euros (2007: 61,878k euros) has been provided for pension obligations to former members of the former and latter Management Boards and the former directors of the legal predecessor of Henkel KGaA, and their surviving dependants. Amounts paid to such recipients during the year under review totaled 12,200k euros (2007: 6,097k euros).

2. Remuneration of Henkel Management AG for Assumption of Liability and Reimbursement of Expenses

For assumption of the liability and management of the businesses of the corporation, Henkel Management AG in its function as personally liable partner receives an annual payment of 50,000 euros (= 5 percent of its capital stock) plus any value-added tax (VAT) due, said fee being payable irrespective of any profit or loss made.

Henkel Management AG may also claim reimbursement from the corporation of all expenses incurred in connection with the management of the latter's businesses including the emoluments paid to its management bodies.

3. Remuneration of the Supervisory Board and of the Shareholders' Committee of Henkel AG & Co. KGaA

Regulation

The remuneration for the Supervisory Board and the Shareholders' Committee has been approved in General Meeting; the corresponding provisions are contained in Articles 17 and 33 of the Articles of Association.

Structure and Amounts

The structure and amount of the remunerations are commensurate with the size of the corporation, its economic success and the functions performed by the Supervisory Board and Shareholders' Committee respectively.

The remuneration package comprises three components: a fixed fee, a variable, dividend-related bonus and a variable performance-related long-term incentive (LTI) based on the success of the corporation. The components in detail:

Fixed Fee

Each member of the Supervisory Board or of the Shareholders' Committee receives a fixed fee of 20,000 euros or 50,000 euros per year respectively. The higher fixed fee in the latter case is due to the fact that, as required by the Articles of Association, the Shareholders' Committee is involved in business management activities.

Dividend Bonus

Each member of the Supervisory Board and of the Shareholders' Committee further receives an annual bonus of 2,400 euros for every full 0.02 euros by which the preferred dividend paid out for the year under review exceeds 0.25 euros.

Long-term Incentive (LTI)

As a long-term incentive, each member of the Supervisory Board and of the Shareholders' Committee receives an additional cash payment each year, the amount of which depends on the increase in earnings per preferred share registered over a three-year reference period. The EPS of the financial year preceding the payment-related year is compared with the EPS of the second financial year following the payment-related year. If the increase is at least 15 percent, an amount of 600 euros is paid for each full percentage point of the total achieved increase. If the increase reaches a minimum of 21 percent, the amount paid per percentage point is 700 euros, and if the increase is a minimum of 30 percent, the amount paid per percentage point is 800 euros. The calculation is based on the approved and endorsed consolidated financial statements for the respective financial years as duly audited and provided with an unqualified opinion, with EPS also being adjusted for exceptional items.

The total of the dividend bonus and the long-term incentive is, however, limited to 50,000 euros (cap).

Remuneration for Chairpersons/ Vice-chairpersons/Subcommittee Members

The chairperson of the Supervisory Board and the chairperson of the Shareholders' Committee each receives double the amount, and the vice-chairperson in each case one-and-a-half times the amount accruing to an ordinary member. Members of the Shareholders' Committee who are also members of one or more subcommittees of the Shareholders' Committee each additionally receive remuneration equivalent to the initial amount; if they are the chairperson of one or more subcommittees, they receive double.

Other Regulatory Provisions

The members of the Supervisory Board receive an attendance fee amounting to 500 euros for each meeting in which they participate. In addition, the members of the Supervisory Board and of the Shareholders' Committee are reimbursed expenses arising from the pursuit of their mandates. The members of the Supervisory Board are also reimbursed the value-added tax (VAT) payable on their total remunerations and reimbursed expenses.

The corporation maintains on behalf of members of corporate bodies and employees of Henkel a third-party group insurance policy (D&O insurance) protecting against consequential loss, which policy also covers members of the Supervisory Board and of the Shareholders' Committee. An appropriate own-risk deductible has been set with respect to the members of both corporate bodies.

Remuneration for 2008

Total remuneration paid to the members of the Supervisory Board (fixed fee, dividend bonus, LTI for 2008 and attendance fee) for the year under review amounted to 1,231k euros plus VAT (2007: 1,226k euros plus VAT). Of the total cash emoluments paid for 2008 (fixed fees, dividend bonus and attendance fees) amounting to 974k euros plus VAT of 144k euros (2007: 969k euros plus VAT of 174k euros), 349k euros was for fixed fees, 587k euros was in dividend bonus and 38k euros was for attendance fees.

The total remuneration of the members of the Shareholders' Committee for the year under review (fixed fee, dividend bonus and LTI for 2008, including the components payable for subcommittee activity) amounted to 2,303k euros (2007: 2,260k euros). Of the total cash emoluments paid for 2008 (fixed fee and dividend bonus, including the components payable for subcommittee activity) amounting to 1,959k euros (2007: 1,922k euros), 1,172k euros was for fixed fees and 787k euros was in dividend bonus.

The dividend bonus in each case was based on a dividend of 0.53 euros per preferred share.

Also included in the total remuneration figures is the long-term incentive (LTI) for 2008 granted to the members of the Supervisory Board and of the Shareholders' Committee in the form of a deferred conditional payment entitlement which will be paid out following the 2011 Annual General Meeting as a function of the earnings per preferred share (EPS) achieved in fiscal 2010. It is a legal requirement that an LTI value be disclosed in the year of grant. According to our Articles of Association, the total of dividend bonus and LTI is limited to a ceiling of 50k euros per ordinary member. Given this specified upper maximum, and assuming an increase in EPS of 21 percent in the performance period, the totals applicable for 2008 are 257k euros for the Supervisory Board and 344k euros for the Shareholders' Committee (including remuneration components for subcommittee activity).

The emoluments received by the individual members of the Supervisory Board and of the Shareholders' Committee, broken down according to the above-mentioned components, are presented in the tables on the following pages.

4. Remuneration of the Supervisory Board of Henkel Management AG

In accordance with Article 14 of the Articles of Association of Henkel Management AG, the members of the Supervisory Board of Henkel Management AG receive an annual fee of 10,000 euros, although members of this body who are also members of the Supervisory Board or Shareholders' Committee of Henkel AG & Co. KGaA do not receive such compensation.

As the Supervisory Board of Henkel Management AG is comprised entirely of members of the Shareholders' Committee, no fees were paid to members of that Supervisory Board in the year under review.

Remuneration of the Supervisory Board

in euros		Cash components					
		Fixed fee	Dividend bonus	Attendance fee	Total cash emoluments	Value of long-term incentive[1]	Total remuneration[1]
Dipl.-Ing. Albrecht Woeste,	**2008**	40,000	67,200	2,500	**109,700**	29,400	**139,100**
Chair	2007	40,000	67,200	2,000	109,200	29,400	138,600
Winfried Zander,	**2008**	30,000	50,400	2,500	**82,900**	22,050	**104,950**
Vice-chair	2007	30,000	50,400	2,000	82,400	22,050	104,450
Dr. Friderike Bagel	**2008**	20,000	33,600	2,500	**56,100**	14,700	**70,800**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Dr. Simone Bagel-Trah	**2008**	14,317	24,052	2,000	**40,369**	10,523	**50,892**
(since April 14, 2008)	2007	–	–	–	–	–	–
Engelbert Bäßler	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	2,000	55,600	14,700	70,300
Jutta Bernicke	**2008**	14,317	24,052	1,500	**39,869**	10,523	**50,392**
(since April 14, 2008)	2007	–	–	–	–	–	–
Hans Dietrichs	**2008**	4,973	8,354	500	**13,827**	3,655	**17,482**
(until March 31, 2008)	2007	20,000	33,600	2,000	55,600	14,700	70,300
Fritz Franke	**2008**	14,317	24,052	2,000	**40,369**	10,523	**50,892**
(since April 14, 2008)	2007	–	–	–	–	–	–
Birgit Helten-Kindlein	**2008**	14,317	24,052	2,000	**40,369**	10,523	**50,892**
(since April 14, 2008)	2007	–	–	–	–	–	–
Bernd Hinz	**2008**	20,000	33,600	2,500	**56,100**	14,700	**70,800**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Dr. Michael Kaschke	**2008**	14,317	24,052	1,500	**39,869**	10,523	**50,392**
(since April 14, 2008)	2007	–	–	–	–	–	–
Thomas Manchot	**2008**	20,000	33,600	2,500	**56,100**	14,700	**70,800**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Prof. Dr. Dr. h.c. mult. Heribert Meffert	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	1,500	55,100	14,700	69,800
Thierry Paternot	**2008**	14,317	24,052	2,000	**40,369**	10,523	**50,892**
(since April 14, 2008)	2007	–	–	–	–	–	–
Andrea Pichottka	**2008**	20,000	33,600	2,500	**56,100**	14,700	**70,800**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	1,500	55,100	14,700	69,800
Konstantin von Unger	**2008**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Michael Vassiliadis	**2008**	20,000	33,600	2,000	**55,600**	14,700	**70,300**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Bernhard Walter	**2008**	20,000	33,600	2,500	**56,100**	14,700	**70,800**
	2007	20,000	33,600	2,000	55,600	14,700	70,300
Werner Wenning	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	2,000	55,600	14,700	70,300
Ulf Wentzien	**2008**	14,317	24,052	2,000	**40,369**	10,523	**50,892**
(since April 14, 2008)	2007	–	–	–	–	–	–
Dr. Anneliese Wilsch-Irrgang	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	2,000	55,600	14,700	70,300
Rolf Zimmermann	**2008**	5,683	9,548	500	**15,731**	4,177	**19,908**
(until April 14, 2008)	2007	20,000	33,600	2,000	55,600	14,700	70,300
Total	**2008**	**349,290**	**586,806**	**38,000**	**974,096**	**256,728**	**1,230,824**
	2007	350,000	588,000	31,000	969,000	257,250	1,226,250

[1] 2008 LTI payout in 2011; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period; figures do not include VAT

Remuneration of the Shareholders' Committee

in euros		Cash components: Fixed fee	Cash components: Dividend bonus	Cash components: Fee for subcommittee activity[1]	Total cash emoluments	Value of long-term incentive[2]	Total remuneration[3]
Dipl.-Ing. Albrecht Woeste, Chair (Member HR Subcom., Chair HR Subcom. until April 14, 2008)	**2008**	100,000	67,200	107,355	**274,555**	48,277	**322,832**
	2007	100,000	67,200	167,200	334,400	58,800	393,200
Dr. Simone Bagel-Trah, Vice-chair, Member until April 14, 2008, (Chair HR Subcom., Member HR Subcom. until April 14, 2008)	**2008**	67,896	45,626	143,445	**256,967**	45,184	**302,151**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Stefan Hamelmann, Member, Vice-chair until April 14, 2008 (Vice-chair Finance Subcom.)	**2008**	57,104	38,374	83,600	**179,078**	31,489	**210,567**
	2007	75,000	50,400	83,600	209,000	36,750	245,750
Dr. h.c. Christoph Henkel, Vice-chair (Chair Finance Subcom.)	**2008**	75,000	50,400	167,200	**292,600**	51,450	**344,050**
	2007	75,000	50,400	167,200	292,600	51,450	344,050
Dr. Paul Achleitner (Member Finance Subcom.)	**2008**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Dr. h.c. Ulrich Hartmann (Member Finance Subcom.)	**2008**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Burkhard Schmidt (until June 29, 2007) (Member Finance Subcom.)	**2008**	–	–	–	**–**	–	**–**
	2007	24,658	16,570	41,228	82,456	14,499	96,955
Prof. Dr. Ulrich Lehner (since April 14, 2008) (Member Finance Subcom.)	**2008**	35,792	24,052	59,845	**119,689**	21,046	**140,735**
	2007	–	–	–	–	–	–
Konstantin von Unger (Vice-chair HR Subcom.)	**2008**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Karel Vuursteen (Member HR Subcom.)	**2008**	50,000	33,600	83,600	**167,200**	29,400	**196,600**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Werner Wenning (since April 14, 2008) (Member HR Subcom.)	**2008**	35,792	24,052	59,845	**119,689**	21,046	**140,735**
	2007	–	–	–	–	–	–
Dr. Hans-Dietrich Winkhaus (until April 14, 2008) (Member Finance Subcom.)	**2008**	14,208	9,548	23,755	**47,511**	8,354	**55,865**
	2007	50,000	33,600	83,600	167,200	29,400	196,600
Total	**2008**	**585,792**	**393,652**	**979,445**	**1,958,889**	**344,446**	**2,303,335**
	2007	574,658	386,170	960,828	1,921,656	337,899	2,259,555

[1] Proportional fixed fee and dividend bonus
[2] Including LTI amount arising from subcommittee activity
[3] 2008 LTI payout in 2011; these figures will only be attained in the event of EPS/share price increasing by 21 percent in the performance period

Operational Activities

Overview

Henkel was founded in 1876. Consequently, the year under review marked the 132nd in our corporate history. Today, Henkel boasts a global workforce of more than 55,000 employees, and day in, day out, people in more than 125 countries put their trust in our brands and technologies.

Global Operations



■ Countries in which Henkel operates

Organization and Business Sectors

Henkel AG & Co. KGaA is operationally active as well as being the parent company of the Henkel Group. In this latter capacity, it is responsible for defining and pursuing Henkel's corporate objectives as well as for the management, control and stewardship of our Group-wide activities, including risk management and the distribution of resources. Henkel AG & Co. KGaA performs its tasks within the legal scope afforded to it as part of the Henkel Group, with the affiliated companies otherwise operating as legally independent entities.

As of the end of the Annual General Meeting on April 14, 2008, Henkel Management AG joined the corporation as its sole personally liable partner, replacing the previous Management Board. Now, the Management Board of Henkel Management AG is responsible for managing our operational activities, supported by the functions of our Corporate unit.

Henkel is organized into three business sectors/strategic areas of competence:

» Laundry & Home Care
» Cosmetics/Toiletries
» Adhesive Technologies

Our product range in the Laundry & Home Care business sector comprises heavy-duty detergents, special detergents and cleaning products. The portfolio of the Cosmetics/Toiletries business sector encompasses hair cosmetics, products for body, skin and oral care, and products for the hair salon business. The Adhesive Technologies business sector offers decoration and renovation products, adhesive and correction products for home and office, building adhesives and industrial and structural adhesives, sealants and surface treatment products.

Our three business sectors are managed on the basis of globally operational strategic business units. These are supported by the central functions of Henkel AG & Co. KGaA in order to ensure optimum utilization of corporate synergies. Implementation of the strategies at a local and regional level is the responsibility of the affiliated companies. The executive bodies of these companies manage their businesses in line with the relevant statutory regulations, supplemented by their own articles of association, internal procedural rules and the principles incorporated in our globally applicable management guidelines, standards and codes.

Corporate Governance, Remuneration

Further details of corporate governance at Henkel AG & Co. KGaA and the remuneration of the members of the Management Board, Supervisory Board and Shareholders' Committee are provided in the Corporate Governance Report starting on AR *page 18* and the Remuneration Report starting on AR *page 22*.

Strategy and Financial Targets for 2012

Point of Departure

We intend to continue focusing on our three growth-generating strategic areas of competence. Within the more mature markets, we already occupy leading positions in each of these areas, and our sights are very much set on further expansion as we move forward. In the growth markets too, our Laundry & Home Care and Cosmetics/Toiletries business sectors already boast leading positions in more than 100 different categories. Meanwhile, Adhesive Technologies is the market leader in more than 30 emerging economies. We do not feel it is necessary to have a presence absolutely everywhere - however, in those locations where we operate it is important that we enjoy strong or expandable market positions. Today, we already generate some 37 percent of our total sales in the dynamically developing countries of the growth regions. In 2004, the overall share of these emerging markets was just 26 percent.

In other words, with our three growth-generating strategic areas of competence and the leading positions that we already occupy in both the mature markets and the growth regions, today we already have a strong basis for generating profitable growth in the future.

Strategic Priorities

We have specified three strategic priorities:


Achieve
our full
business potential
Winning
Culture
Focus
more on
our customers
Strengthen
our global
team

Achieve our full business potential

For this, we have identified the following drivers:

1. **Portfolio optimization**
   Within the Laundry & Home Care business sector, we aim to increase our profitability in the mass categories such as heavy-duty detergents and hand dishwashing products, and drive growth in the profitable specialty categories such as household cleaners and fabric softeners. In the Cosmetics/Toiletries business sector, we intend to further enhance profitability by strengthening our innovation leadership and expanding the Schwarzkopf brand. Within the Adhesive Technologies business sector we aim to improve our profitability in the automotive segment and consumer adhesives business, drive growth in specialty applications and utilize our advantages of scale with innovations in the industrial adhesives segment.

   In addition, we intend to achieve disproportionate expansion in the growth regions through increased capital expenditures, and increase the share of sales accounted for by these markets over the next few years to 45 percent – while also improving our margins. At the same time, we also want to further increase our market shares in the mature markets.
2. **Concentration on our top brands**
   Here, the focus is on fewer but stronger brands and further expansion of our strong regional and global brands. Brand awareness is to be further enhanced through extensive investment. Our three top brands Schwarzkopf, Loctite and Persil already account for 25 percent of our sales. Our objective is to grow organically twice as fast with these and other top brands as Henkel overall, and therefore to significantly expand their share of total sales.
3. **Innovations and the innovation rate**
   With an innovation rate[1] of more than 30 percent, we already count among the most innovative companies in our strategic areas of competence. We are helped in this respect by the proximity we have to our customers and consumers, incorporating both audiences in our product development activities where appropriate. We have also made it our principle only to launch a new product onto the market if it has a positive effect on the gross margin of the business sector concerned.
4. **Operational excellence**
   In our purchasing activities, our aim is to generate economies of scale through the further development of our strategies. This includes concentrating on strategic suppliers and on procuring materials from low-wage countries. Our objectives with regard to production and supply chain management include a reduction in the number of production sites, particularly in the mature markets. This will enable us

[1] Percentage share of sales accounted for by new products launched onto the market in the last three years

to reduce the complexity of our structures and better utilize available capacities. With these measures and improvements in our administration, selling and distribution expenses (achieved, for example, through the systematic utilization of standardization opportunities, shared service centers and the outsourcing of non-core activities), we expect to be able to realize significant cost savings.

Focus more on our customers

In order to place our customers right at the center of everything that we do, we need to prioritize expanding our contacts with them at the highest managerial level (top-to-top contacts), coupled with the further development of our partnership structures. Our aims are to establish a joint strategic approach to our markets, to expand services offering a measurable added value for our customers, and to effectively marshal our own competences in the form of, for example, our leading role in the field of sustainability/corporate social responsibility (CSR). The objective is to generate organic growth with our key accounts equivalent to 1.5 times the figure for Henkel as a whole.

Strengthen our global team

Our employees are our most important asset. With clear and unequivocal feedback, significant rewards in recognition of individual performance, and tailored development plans, we ensure that our competent and motivated team can master the challenges with which they are confronted. We are keen to develop and promote our managers from within the corporation. At the same time, we are also aware of the need to bring in external talents who best know their local markets, the requirements of our customers in those markets and the cultures of the individual countries concerned. Already today, our Düsseldorf headquarters is staffed by people from 40 different countries; and the proportion of female managers is well above 25 percent worldwide, with the trend clearly rising. The diversity of our global team constitutes a competitive advantage for Henkel, and one we wish to continuously extend.

Financial Targets for 2012

We have set ourselves new financial targets for 2012 and are confident that, by following the strategic priorities indicated above, we will achieve them:

Financial targets for 2012

Annual organic sales growth (average):

3–5 percent

Adjusted[1] return on sales (EBIT):

14 percent

Annual growth in adjusted[1] earnings per preferred share (average):

>10 percent

Value-based Management and Control

To make achievement of our growth targets measurable, we have adopted a modern system of metrics with which we calculate value-increase and return ratios in line with capital market practice.

We use economic value added (EVA®)[2] as a central performance management parameter to assess growth to date and to appraise future plans. EVA® is a measure of the additional financial value created by a company in a given reporting period. A company creates economic value added if its operating profit exceeds its cost of capital, the latter being defined as the return on capital employed expected by the capital market.

Operational business performance is measured on the basis of operating profit (EBIT). The capital employed figure is calculated from the assets side of the balance sheet. A reconciliation of the year-end figures in the balance sheet to the average values used in determining capital employed can be found on AR *page 121*.

The cost of capital employed is calculated as a weighted average of the cost of capital (WACC) comprising both equity and debt. In fiscal 2008, we applied a WACC after tax of 7.5 percent. Before tax, the figure was 11 percent. We regularly review our cost of capital in order to reflect changing market conditions. Starting in fiscal 2009,

[1] Adjusted for one-time gains/charges and restructuring charges
[2] EVA® is a registered trademark of Stern Stewart & Co.

therefore, we have adopted a WACC of 11.5 percent before tax and 8.0 percent after tax.

We further apply different WACC rates depending on the business sector involved, based on sector-specific beta factors. In the year under review, this resulted in a WACC before tax of 10.5 percent (7.5 percent after tax) for both Laundry & Home Care and Cosmetics/Toiletries, and of 12.0 percent before tax (8.5 percent after tax) for Adhesive Technologies. Since the start of 2009, we have been applying a WACC for Adhesive Technologies of 12.5 percent (8.5 percent after tax), while the values for the other two business sectors have remained unchanged.

At Henkel, EVA® is calculated as follows:

EVA® = EBIT – (Capital Employed x WACC)

Weighted Average Cost of Capital (WACC)

	2008	since 2009
Risk-free interest rate	4.8 %	4.8 %
Market risk premium	4.5 %	4.5 %
Beta factor	0.90	1.00
Cost of equity after tax	**8.9 %**	**9.4 %**
Cost of debt capital before tax	5.6 %	5.3 %
Tax shield (30 %)	–1.7 %	–1.6 %
Cost of debt capital after tax	**3.9 %**	**3.7 %**
Share of equity[1] (target structure)	75 %	75 %
Share of debt capital[1] (target structure)	25 %	25 %
WACC after tax[2]	**7.5 %**	**8.0 %**
Tax rate	30 %	30 %
WACC before tax[2]	**11.0 %**	**11.5 %**

[1] At market values [2] Rounded

WACC Before Tax by Business Sector

	2008	since 2009
Laundry & Home Care	10.5 %	10.5 %
Cosmetics/Toiletries	10.5 %	10.5 %
Adhesive Technologies	12.0 %	12.5 %

EVA® serves to promote value-added decisions and profitable growth in all our business sectors. Operations exhibiting consistently negative value contributions with no prospect of positive EVA® values in the future are divested or otherwise discontinued.

In order to be better able to compare business units of varying size, we additionally apply return on capital employed, calculated as follows:

ROCE = EBIT / Capital Employed

ROCE represents the average return on capital employed. We create value where this metric exceeds the cost of capital.

EVA® and ROCE in Fiscal 2008

In 2008, the Henkel Group generated a negative EVA® of –466 million euros, representing a fall of 935 million euros compared to the previous year. This decline was due in part to the increase of the weighted average cost of capital (WACC) before tax from 10 to 11 percent. The business sectors Laundry & Home Care and Cosmetics/Toiletries generated a positive EVA®. At 150 million euros, that of Cosmetics/Toiletries was slightly above the level of the previous year, while the 166 million euros posted by Laundry & Home Care fell short of the 183 million euros of the previous year due to a decline in operating profit. Within the Adhesive Technologies business sec-

EVA® and ROCE[1]

in million euros		Laundry & Home Care	Cosmetics/ Toiletries	Adhesive Technologies	Corporate	Group
EBIT		439	376	658	–694	779
Capital employed		2,604	2,151	6,590	–24	11,321
WACC[2]		**273**	**226**	**791**	**–3**	**1,245[3]**
EVA® 2008		**166**	**150**	**–132**	**–692**	**–466[3]**
EVA® 2007		183	149	253	–116	469
ROCE 2008	in %	**16.9**	**17.5**	**10.0**	**–**	**6.9**
ROCE 2007	in %	16.7	16.7	16.9	–	15.4

[1] Calculated on the basis of units of 1,000 euros
[2] Calculated on the basis of the different sector-specific WACC rates applied
[3] Calculated on the basis of the WACC rate of 11.0 percent for the Henkel Group

tor, on the other hand, we generated a negative EVA® amounting to –132 million euros. This is attributable to the significant increase in capital employed resulting from the acquisition of the National Starch businesses. We also recorded a substantial decrease in the Corporate segment to –692 million euros due to the negative influence on operating profit arising from the restructuring expenses incurred in the wake of our "Global Excellence" program and the integration of the National Starch businesses.

Return on capital employed decreased from 15.4 percent to 6.9 percent. This is primarily attributable to negative developments in operating profit arising from the restructuring charges, and again the increase in capital employed arising from the acquisition of the National Starch businesses.

Statutory and Regulatory Situation

Our business is governed by national rules and regulations and – within the European Union (EU) – increasingly by harmonized pan-European laws. In addition, some of our operations are subject to rules and regulations derived from approvals, licenses, certificates or permits.

Our product manufacturing operations are subject to rules and regulations with respect to the usage, storage, transportation and handling of certain substances and also in relation to emissions, wastewater, effluent and other waste. The construction and operation of production facilities and other plant and equipment are likewise governed by framework rules and regulations.

Product-specific regulations of relevance to us relate in particular to ingredients and input materials, safety of manufacture, product handling, and the packaging and marketing of the finished article. The control mechanisms involved range from material-related regulations, usage prohibitions or restrictions, and procedural requirements (test and inspection, identification marking, provision of warning labels, etc.), to product liability law.

Our internal standards ensure compliance with statutory regulations and the safety of our manufacturing facilities and products. The associated requirements have been incorporated and implemented within and by our management systems, and are subjected to a regular audit and review regime. This includes monitoring and quickly implementing relevant legal requirements and statutory changes.

One example of a change in the statutory environment is the new European regulation on the registration, evaluation, authorization and restriction of chemicals (abbreviation: REACH), which controls the registration, evaluation and approval of chemical substances. The REACH regulation primarily affects Henkel as a user of chemical materials; however, it also affects us as an importer and manufacturer. In order to ensure the efficient implementation of the REACH requirements, we have established a central REACH management team for handling and controlling the main REACH processes.

Business Performance

World Economy

After a good start, 2008 began to be affected more and more by the onset of a worldwide recession. The rapidly rising raw material prices, the subprime and real estate crisis in the USA, which also affected a number of other countries, and the general financial malaise and crisis of confidence that arose as a result exerted an increasingly adverse influence on the real economy.

In Western Europe, the decline in economic output occurred at an earlier stage than in the USA as the US economy initially benefited from the introduction of tax concessions. However, the USA likewise slid into recession.

There was also a tangible slowdown in growth in many countries of Asia, particularly Japan and the Asian emerging nations. China and India once again revealed themselves to be comparatively robust with better growth figures than for the world economy as a whole.

This also applied to most of the economies of Eastern Europe.

The economies of Latin America likewise remained relatively stable. However, Mexico was already beginning to suffer from its proximity to the flagging US economy.

Private Consumption and Developments by Sector

The consumer climate clouded over noticeably in the industrial countries. At best, consumer spending increased only minimally; in some Western European countries such as Germany and Italy, private consumption actually declined. In many emerging markets, consumers likewise behaved more cautiously than in previous years, although overall consumption here continued to develop quite favorably; for example, most countries in Eastern Europe were able to generate positive growth rates. In Latin America, private consumption was an important factor in driving economic growth. In Asia, consumption lagged behind general economic expansion.

Fiscal 2008 was primarily characterized by an industrial downturn that affected most sectors and regions. Once again, the industrial countries were more heavily impacted than the emerging markets. US industry, which in the preceding years had only undergone moderate expansion, had to cope with reductions in manufacturing output. Industrial growth in Western Europe, which previously had supported overall economic expansion, came to a standstill. Many emerging nations were unable to quite repeat the strong dynamism that they had exhibited in previous years. China's industry alone was once again able to exhibit expansion in the double-digit percentage range, albeit likewise with growth slightly decelerating.

The automotive industry counted among the primary losers in the economic crisis. In the USA, the real estate crisis and the recession led to a significant decline in demand for automobiles, with a corresponding impact being felt by the producers. In Europe too, the crisis became significantly more noticeable. The major Western European countries in particular experienced significant reductions in both demand and production.

The performance of the automotive industry in the emerging nations of Asia and Latin America, on the other hand, was substantially more favorable. In some cases, the expansion rates registered were double-digit in magnitude, although even in China output growth noticeably slowed.

The electronics industry lost much of its momentum but was still able to show moderate growth. The packaging industry and also in part metal manufacturing and processing underwent weaker growth, especially in the industrialized countries. The rate of rise in machine construction and mechanical engineering slowed down, albeit from a high base.

The building industry and, in particular, the home construction segment, went into a steep decline in many countries in 2008. This applies particularly to the USA where home construction dipped significantly. However, many Western European countries and Japan likewise had to cope with a contraction in their building activity. In most of the emerging markets, on the other hand, the construction industry underwent appreciable expansion.

Further details on developments with respect to specific segments and regions can be found in the individual business sector reports starting on AR *page 54*.

Management Board Review of Business Performance

Business performance at Henkel was characterized by the above-described economic conditions which significantly worsened as the year progressed. Having been able to achieve a strong organic sales growth rate in excess of our expectations in the first half of the year, we saw the rate of growth of our worldwide sales markets significantly slow in the second half of the year, particularly those served by the Adhesive Technologies business sector. Nevertheless, we were still able to grow more strongly than the relevant markets in all our business sectors. The rate of organic sales growth for the Henkel Group for the year as a whole, at 3.0 percent, was within our forecast range of 3 to 5 percent.

The situation in our procurement markets also became increasingly tense, particularly in the first nine months of 2008. The weak US dollar and a decline in demand in our sales markets during this period also burdened results. Nevertheless, having increased adjusted operating profit (adjusted[1] EBIT) by 9.1 percent, we were able to meet our forecast, updated as the year progressed, of "around 10 percent".

[1] Adjusted for one-time gains/charges and restructuring charges, and before amortization of intangible assets arising from the acquisition of the National Starch businesses

Forecast and Target Achievement in 2008

	Updated forecast 2008	Final figure 2008
Organic sales growth	3 – 5 %	3.0 %
Growth in adjusted EBIT[1]	around 10 %	9.1 %
Growth in adjusted earnings per preferred share[1]	low single-digit percentage range	3.2 %

[1] Before amortization of intangible assets after purchase price allocation

Due to the worsening market conditions, back in February 2008 Henkel resolved to introduce an efficiency enhancement program under the name "Global Excellence". The implementation of this program, the purpose of which is to increase the profitability and competitiveness of Henkel over the long term, progressed according to plan in the year under review.

A further major event in 2008 was the successful closing of the acquisition of the National Starch businesses Adhesives and Electronic Materials from Akzo Nobel. This has enabled us to significantly strengthen our leading position in the global adhesives market, particularly in the industrial segment. The integration of the businesses since the closing of the transaction in April 2008 has also progressed as scheduled.

The net debt of the Henkel Group, which increased as a result of the acquisition of the National Starch businesses, was reduced again in the course of the year partly as a result of cash flow from our operating activities and partly through the successful public offering of our stake in Ecolab Inc. on the stock markets. Our solid financial structure was underlined by affirmation of our A ratings.

Sales and Profits

Henkel Group sales in 2008 amounted to 14,131 million euros, a rise of 8.1 percent compared to the figure for the previous year. After adjusting for foreign exchange, sales increased by 11.6 percent. This strong rise is due primarily to the acquisition of the National Starch businesses in April 2008. However, our organic sales growth, i.e. growth adjusted for foreign exchange, acquisitions and divestments, amounted to a good 3 percent. The rate of growth nevertheless declined as the year progressed. While in the first half of 2008, the figure was 4.8 percent, this fell to 1.2 percent in the second half of the year due to the worsening economic climate.

Sales

in million euros



14,000
10,500
7,000
3,500
0
10,592
11,974
12,740
13,074
14,131
2004
2005
2006
2007
2008

Sales Development[1]

	2008
Change versus previous year	**8.1 %**
Foreign exchange	–3.5 %
After adjusting for foreign exchange	**11.6 %**
Acquisitions/Divestments	8.6 %
Organic	**3.0 %**

[1] Calculated on the basis of units of 1,000 euros

Price and Volume Effects[1]

in percent	Organic sales growth	of which price	of which volume
Laundry & Home Care	3.8	3.2	0.6
Cosmetics/Toiletries	4.7	1.8	2.9
Adhesive Technologies	1.3	4.1	–2.8
Henkel Group	**3.0**	**3.2**	**–0.2**

[1] Calculated on the basis of units of 1,000 euros

All our business sectors were able to post an increase in organic sales. At Laundry & Home Care and also Adhesive Technologies, the contributions made to growth by prices and volumes during the course of the year showed a significant shift toward the price effect. In order to compensate for the significant increase in raw material costs, both business sectors implemented further price increases, particularly in the second half of the year.

Sales by Business Sector[1)]

in million euros


6,000
4,500
3,000
1,500
0
4,148 4,172
2,972 3,016
5,711
6,700
2007 2008
Laundry & Home Care
2007 2008
Cosmetics/ Toiletries
2007 2008
Adhesive Technologies

[1)] Excluding Corporate

Sales by Region[1)]

in million euros


8,000
6,000
4,000
2,000
0
8,480
8,863
2,557 2,700
691 780
1,103
1,545
2007 2008
Europe/Africa/ Middle East
2007 2008
North America
2007 2008
Latin America
2007 2008
Asia-Pacific

[1)] Excluding Corporate

The growth in volume, which in the first six months had amounted to a still strong 3.5 percent, declined in the second half of the year in all three business sectors, finishing at −0.2 percent for the year as a whole – partly as a reaction to the price increases and partly as a consequence of the worsening economic environment.

In the regional breakdown too, the acquisition of the National Starch businesses had a positive effect, further accelerating the growth in sales in all regions. Europe/Africa/Middle East posted a significant sales increase of 4.5 percent to 8,863 million euros. At 3.7 percent, organic growth in this region was also above the level of the Henkel Group as a whole, with all three business sectors making similar contributions. The increase was predominantly attributable to the subregions of Eastern Europe and Africa/Middle East, both of which once again turned in substantial double-digit growth rates. Sales in Western Europe underwent a slight decline. Overall, the share of sales accounted for by the Europe/Africa/Middle East region decreased from 65 percent to 63 percent. This is due predominantly to the smaller share of sales generated in this region by the National Starch businesses.

Sales in North America rose by 5.6 percent to 2,700 million euros. The increase after adjusting for foreign exchange was 13.3 percent. In organic terms, specifically after adjusting for the National Starch businesses, sales decreased by 1.4 percent. This is attributable to the results of the Adhesive Technologies business sector which suffered significantly in the second half of the year as world economic conditions deteriorated. By contrast, Laundry & Home Care and particularly Cosmetics/Toiletries posted further increases in organic sales within a difficult market environment. The share of total Group sales accounted for by the North America region decreased from 20 to 19 percent.

Latin America continued to perform very well, posting an increase in sales of 12.8 percent to 780 million euros. After adjusting for foreign exchange, sales in this region grew by 18.5 percent in total, and 10.7 percent in organic terms, with all our business sectors contributing. The share of total Group sales attributable to Latin America remained constant at 5 percent.

The effects of the decline in economic growth were most apparent in the Asia-Pacific region. While sales grew by 40.1 percent to 1,545 million euros, and by 47.0 percent after adjusting for foreign exchange, this was primarily due to the acquired National Starch businesses. The region's share of total Group sales also increased significantly from 8 to 11 percent. Organic sales growth came in at 2.2 percent. While growth in the first half of the year was encouraging, it tailed off during the second half. Nevertheless, all our business sectors were able to also post an increase in organic sales, the highest rates coming from Laundry & Home Care and Cosmetics/Toiletries.

Our growth regions of Eastern Europe, Africa, Middle East, Latin America and Asia (excluding Japan) posted an increase in sales of 17.8 percent to 5,167 million euros. As a result, their share of total sales also rose further – from 34 to 37 percent. After adjusting for foreign exchange, growth amounted to 22.4 percent. Organic growth came in at a robust 12.9 percent, with all our business sectors contributing in roughly equal measure. Although the rate of business expansion also slightly weakened in the growth regions as the year progressed, our business sectors were able to sustain double-digit growth rates in all these emerging markets with the exception of Asia.

At 779 million euros, operating profit (EBIT) was well below the prior-year figure of 1,344 million euros.

EBIT

in million euros


1,200
900
600
300
0
996
1,162
1,298
1,344
779
2004
2005
2006
2007
2008

This decrease is mainly due to the restructuring charges and one-time expenses incurred in relation to our efficiency enhancement program "Global Excellence" and the integration of the National Starch businesses.

The following commentary on our operating performance ignores the one-time gains/charges and restructuring charges.

We succeeded in increasing adjusted operating profit ("adjusted EBIT") by 6.6 percent to 1,460 million euros.

Included in this figure is amortization of intangible assets amounting to 35 million euros arising from the acquisition of the National Starch businesses. As the purchase price allocation had not yet been completed at the time of issue of our last forecast at the beginning of November, this did not take into account this amortization. The relevant comparable figure for assessing our target achievement is therefore an adjusted operating profit of 1,495 million euros. This corresponds to a rise of 9.1 percent with respect to the comparable prior-year figure of 1,370 million euros and lies within the range of our updated forecast delivered in November of "around 10 percent". This increase is predominantly due to the consolidation of the National Starch businesses.

Return on sales amounted to 5.5 percent. Adjusted return on sales decreased by 0.2 percentage points to 10.3 percent; before amortization of intangible assets arising from the acquisition of the National Starch businesses, return on sales rose by 0.1 of a percentage point to 10.6 percent. Our two business sectors Laundry & Home Care and Adhesive Technologies were particularly affected by substantial price increases in the raw material markets. We were able to pass on a large portion of the rise in material costs through price increases of our own, or offset these additional expenses through internal measures aligned to cost reduction and efficiency improvements. The first savings realized from our "Global Excellence" program and the integration of the National Starch businesses, plus additional cost-reducing measures, also had a positive effect on our profitability, particularly in the fourth quarter. As a result, adjusted return on sales for this quarter rose to 10.7 percent and remained roughly constant over the year as a whole. The rapid rise in raw material costs and the difficult

Adjusted EBIT

in million euros	2007	2008	%
EBIT (as reported)	**1,344**	**779**	**–42.0**
One-time gains	–8	–30	
One-time charges	–	48	
Restructuring charges	34	663	
Adjusted EBIT	**1,370**	**1,460**	**6.6**
Amortization of intangible assets (National Starch)	–	35	
Adjusted EBIT before amortization after purchase price allocation (basis for 2008 forecast)	**1,370**	**1,495**	**9.1**

EBIT by Business Sector[1]

in million euros


600
450
300
150
0
459
439
372
376
621
658
2007 2008
Laundry & Home Care
2007 2008
Cosmetics/ Toiletries
2007 2008
Adhesive Technologies

[1] Excluding Corporate

market conditions encountered also impacted the earnings performance of the individual regions:

EBIT by Region[1)]

in million euros


1,000
750
500
250
0
1,005
962
308
299
58
66
81
146
2007 2008
2007 2008
2007 2008
2007 2008
Europe/Africa/ Middle East
North America
Latin America
Asia-Pacific

[1)] Excluding Corporate

In Europe/Africa/Middle East, operating profit fell by 4.3 percent (−2.8 percent after adjusting for foreign exchange). While Cosmetics/Toiletries was able to post a slight increase in EBIT after adjusting for foreign exchange, there was a decline in this metric in the other two business sectors. At 10.9 percent, return on sales in this region fell versus the prior-year level of 11.9 percent.

In North America, operating profit decreased by 2.8 percent. This is due exclusively to adverse foreign exchange movements. After adjusting for this impact, profits increased both in the region as a whole (by 4.9 percent), and also in all our business sectors, despite the difficult economic environment. However, return on sales fell to 11.1 percent, due primarily to the decline suffered by Adhesive Technologies.

We increased operating profit in Latin America by 14.3 percent (20.3 percent after adjusting for foreign exchange), with all our business sectors contributing. Return on sales in this region improved by 0.1 of a percentage point to 8.5 percent.

The Asia-Pacific region also saw a further significant increase in profitability, with the operating result improving by 80 percent (92 percent after adjusting for foreign exchange). Growth here was generated by Cosmetics/ Toiletries and Adhesive Technologies. Return on sales in Asia-Pacific improved by 2.1 percentage points to 9.4 percent, driven primarily by Adhesive Technologies.

Further details relating to our business performance can also be found in the reports dealing with the individual business sectors starting on AR *page 54*.

"Global Excellence" Restructuring Program

In February 2008, Henkel announced the main framework of a worldwide efficiency enhancement program under the heading "Global Excellence". This initiative was undertaken in the face of accelerating change in prevailing market conditions, an increasingly challenging competitive environment and rising cost pressures.

"Global Excellence" provides for a number of individual measures extending to 2011 and affecting all our business sectors, regions and functions. In total, we spent 504 million euros on this program in 2008. Due to the strategic alignment of the program and its importance for the further development of the Henkel Group, these expenses are reported in the Group segment report under the Corporate segment with a breakdown by business sector.

Of this amount, 189 million euros is attributable to the Laundry & Home Care business sector, 100 million euros to Cosmetics/Toiletries, 161 million euros to Adhesive Technologies and 54 million euros to Corporate functions.

In regional terms, 363 million euros is attributable to Europe/Africa/Middle East, 99 million euros to North America, 9 million euros to Latin America and 33 million euros to Asia-Pacific.

The purpose of the "Global Excellence" initiative is to achieve annual savings of around 150 million euros effective from 2011.

Essentially, we have introduced the "Global Excellence" program in order to strengthen the long-term profitability and competitiveness of Henkel. This initiative has enabled us to respond to changes in our markets, improving our production network and expanding our utilization of shared services.

A major step in this regard was the reorganization of Corporate Research. Effective July 1, 2008, this central division was dissolved and its research departments incorporated into the research units of our three operating business sectors, strengthening their specific R&D activities and reducing time to market.

A further important "Global Excellence" measure relates to the consolidation of our liquid detergent production activities in Europe. We have already begun implementing this process, which entails the closure of manufacturing facilities in Germany and Spain with transfer of the associated volumes to more favorably located sites.

We stepped up the process of transferring our financial processes to our in-house shared service centers in Bratislava in Slovakia and Manila in the Philippines. The Bratislava site is primarily responsible for our European activities while Manila supports Asia and North America.

Expense Items

The cost of sales for the year under review rose by 16.8 percent to 8,190 million euros. Consequently, gross profit decreased to 5,941 million euros; gross margin declined to 42.0 percent. There were two main reasons for this: the further strong increases in raw material prices which we were unable to fully offset through our countermeasures; and the restructuring charges arising primarily from our efficiency enhancement program "Global Excellence". The consolidation of the National Starch businesses also had an impact, albeit more minor in magnitude. Without the restructuring charges and the acquisition, gross margin would have decreased only slightly. The following expense items were also impacted by the two aforementioned factors:

At 3,993 million euros, marketing, selling and distribution expenses rose by 6.5 percent compared to the prior-year figure. After adjusting for restructuring charges, the rise was 3.6 percent.

Our research and development expenses totaled 429 million euros, representing an increase of 22.6 percent. The R&D ratio, i.e. research and development expenses expressed as a proportion of sales, came in at 0.3 percentage points above the 2.7 percent recorded for 2007. After adjusting for restructuring charges, and particularly those relating to the dissolution of the Corporate Research division as of July 1, 2008 retroactive to January 1, 2008, the R&D ratio remained at the level of the previous year.

Administrative expenses increased by 24.2 percent to 825 million euros. After adjusting for the restructuring charges included in that figure, the rise amounted to 7.7 percent. The precise distribution of the restructuring charges between the various functions is explained on AR *page 74*.

Other Operating Charges and Income

The increase in the positive balance between operating income and charges of 40 million euros is partly due to the first-time consolidation of the National Starch businesses and partly due to the disposal in the year under review of our water treatment business, which yielded a gain of 8 million euros.

Financial Result

The financial result for 2008 reflects the gain of 1,042 million euros arising from the sale of our participating interest in Ecolab Inc. Overall, the financial result increased by 942 million euros to 848 million euros. Income from this investment consolidated at equity was 5 million euros below the level of the previous year due to the sale of our Ecolab stake in November 2008, resulting in the at-equity income being recognized on a pro rata temporis basis. Net interest expense was primarily affected by the financing of the acquisition of the National Starch businesses, resulting in an increase of 97 million euros to -275 million euros.

Net Earnings

Earnings before tax increased by 30.2 percent to 1,627 million euros. Taxes on income amounted to 394 million euros. At 24.2 percent, the tax rate was slightly below the level of the previous year.

Net earnings for the year increased by 292 million euros to 1,233 million euros. After deducting minority interests of 12 million euros, earnings totaled 1,221 million euros. Adjusted net earnings after minority interests, i.e. the figure after allowing for one-time gains/charges and restructuring charges, increased by 4 million euros to 945 million euros.

The annual financial statements of the parent company of Henkel AG & Co. KGaA are summarized on AR *page 129*.

Net Earnings

in million euros


1,233
1,000
750
500
250
0
748
770
871
941
2004
2005
2006
2007
2008

Earnings per Preferred Share[1]

in euros


2.83
2.50
2.00
1.50
1.00
0.50
0
1.75
1.77
1.99
2.14
2004
2005
2006
2007
2008

[1] Basis: share split (1:3) of June 18, 2007

Dividends and Distribution Policy

The level of dividend distribution is primarily aligned to earnings after deducting minority interests and exceptional items. The payout ratio should be around 25 percent. In view of our earnings performance, the proposal to be put before the Annual General Meeting will be for the dividends payable on both classes of share to remain unchanged. This will yield payouts of 0.53 euros per preferred share and 0.51 euros per ordinary share.

Preferred Share Dividends[1]

in euros


0.50
0.40
0.30
0.20
0.10
0
0.43
0.45
0.50
0.53
0.53[2]
2004
2005
2006
2007
2008

[1] Basis: share split (1:3) of June 18, 2007
[2] Proposal

Earnings Per Share (EPS)

Basic earnings per share are calculated by dividing earnings after minority interests by the weighted average number of shares outstanding during the reporting period. Earnings per preferred share increased from 2.14 euros in 2007 to 2.83 euros in 2008. Earnings per ordinary share rose from 2.12 euros to 2.81 euros. Adjusted earnings per preferred share for 2008 amounted to 2.19 euros, the same figure as in the previous year.

The Stock Incentive Plan introduced in 2000 resulted in a dilution of earnings per ordinary and preferred share. The options from all five tranches issued were "in the money" based on the average stock market price for the preferred share. This effect derives from 337,396 preferred shares that could potentially flow back into the market. The resultant dilution in earnings per ordinary and preferred share amounts to 2 eurocents compared to basic earnings per share.

Assets and Financial Analysis

Acquisitions and Divestments

The **Laundry & Home Care** business sector acquired the shares from minority shareholders in Egypt and Serbia for a total of around 7 million euros.

With the acquisition of Hakanit Oy, Finland, **Cosmetics/Toiletries** took over an earlier distributor for 17 million euros in order to be able to better utilize existing potential in the market through a direct presence. In addition, this business sector disposed of a number of relatively small brands in the USA and the UK for a total of approximately 5 million euros as part of its ongoing portfolio review.

The focus of the acquisition activities undertaken at **Adhesive Technologies** in 2008 was on the purchase of the Adhesives and Electronic Materials businesses owned by National Starch. As a result of this strategic acquisition, we have been able to expand our leading position with respect to adhesives for industrial applications and also in the electronics industry, and especially in the growth markets of Asia. This acquisition was supplemented by smaller, complementary acquisitions and takeovers of minority shareholdings in the Maghreb region and in Ukraine. The total spend was 3.7 billion euros. The business sector sold its European water treatment business and also a minority shareholding in the Japanese company Cemedine. Total proceeds of these sales amounted to around 55 million euros.

In November, we successfully placed our shareholding in Ecolab Inc. on the stock exchange. Including the over-allotment option (green shoe), the proceeds of the sale amounted to some 1.7 billion euros.

National Starch: Integration of Operational Activities

Through the integration of the National Starch businesses, we have been able to significantly improve our product and service portfolio for both existing and potential Henkel customers in the global adhesives market. The integration of customer relationships, the extended know-how in research and development and the combination of the capabilities of our two internationally successful organizations have created an outstanding basis for sustainable, profitable growth.

The transaction was conducted as a back-to-back agreement with Akzo Nobel. This had a significant influence on the integration procedure adopted. Following the takeover of ICI (and thus the complete portfolio of National Starch businesses) by Akzo Nobel at the beginning of 2008, carve-out transactions were initiated in order to disentangle the businesses to be acquired by Henkel. Achievement of this initial process constituted a prerequisite for the closing on April 3, 2008.

Back in 2007, a management team was put together and this has since focused on the integration of the National Starch businesses. Even before the closing, a detailed integration plan had already been drafted.

A merging of the organizational structures has now been completed. The overall concept for realizing the planned synergies has been finalized and broken down into individual projects and we are now successfully working on their implementation. We have confirmed our synergy target of 250 million euros for 2011.

In 2009, the integration emphasis will lie particularly in the areas of sales synergies, production and information technology. We will also continue to drive forward the measures instigated, some of which have already been completed, with the focus on achieving advantages of scale in production and development.

Our priorities lie in securing the permanently high quality of our products and services while continuing to communicate with and provide support to our customers. A further aim during the integration phase is to consolidate and further expand our positions in the marketplace.

Capital Expenditures

Capital expenditures (excluding financial assets) totaled 4,069 million euros in the year under review. Investments in property, plant and equipment for our continuing operations amounted to 473 million euros and were thus 3 million euros above the prior-year figure. A majority share of these expenditures went into the establishment and expansion of production capacities. A further portion was spent on structural improvements such as the merging of certain administrative and manufacturing sites. The major individual projects implemented in 2008 were as follows:

- » Relocation of our Turkish detergent manufacturing operation from Izmir to Ankara, accompanied by an increase in capacity (Laundry & Home Care).
- » Construction of a production plant for highly concentrated liquid detergents in St. Louis, Missouri, USA (Laundry & Home Care).
- » Completion of the new main administration building and the development center in Scottsdale, Arizona, USA (Laundry & Home Care and Cosmetics/Toiletries).
- » Expansion of our production plant for methyl cellulose in Düsseldorf (Adhesive Technologies).
- » Commissioning of a new factory for building adhesives in Kazakhstan (Adhesive Technologies).

Capital Expenditures 2008

in million euros	Continuing operations	Acquisitions	Total
Intangible assets	20	3,224	3,244
Property, plant and equipment	473	352	825
Total	**493**	**3,576**	**4,069**

In regional terms, the emphasis of our capital expenditures in 2008 lay in North America and Europe.

In 2009, spending on property, plant and equipment is to focus on Europe. Major investments in our Laundry & Home Care and our Cosmetics/Toiletries business sectors will involve the construction of production facilities for the manufacture of innovative products coupled with structural optimization measures. For the Adhesive Technologies business sector, the capital expenditure focus in 2009 will again be on the integration of the production capacities and information technology of National Starch.

Balance Sheet Structure

Following the acquisition of the National Starch businesses, total assets as of the end of fiscal 2008 increased by 3,026 million euros (23.2 percent) to around 16.1 billion euros. There was an increase in virtually every balance sheet item. Non-current assets rose by 3,330 million euros. Included under intangible assets are the goodwill and other separately measured asset items arising from the acquisition. Property, plant and equipment rose by 284 million euros. The additions arising from the acquisition amounting to 352 million euros and other additions made in the course of the year valued at 473 million euros were offset by disposals and write-downs of 71 million euros and 447 million euros respectively. Currency translation losses amounted to 23 million euros.

Financial assets decreased as a result of the sale of our at-equity investment in Ecolab Inc. in November 2008.

Under current assets, the total of which decreased by 304 million euros, there was an acquisition-related increase in trade accounts receivable and inventories amounting to 352 million euros.

Due to the uncertainty of the financial markets, we refrained from depleting our liquid funds. Intent on securing our liquidity, we did not use the proceeds from the sale of our Ecolab investment to redeem the so-called bridge loan, which would have been possible in principle, instead investing these funds in short-term fixed deposits. These have been offset against the bridge loan. Assets shown as available for sale relate to a production facility belonging to the Cosmetics/Toiletries business sector and the Consumer Adhesives unit of the Adhesive Technologies business sector in North America.

Shareholders' equity including minority interests increased by 829 million euros to 6,535 million euros. This was due to net earnings of 1,233 million euros and foreign currency translation gains of 103 million euros taken to equity from the financial statements of our affiliated companies, offset by dividend payouts of 232 million euros, actuarial losses amounting to 186 million euros, and impairment losses on derivatives in the amount of 100 million euros. The equity ratio decreased compared

Balance Sheet Structure


in million euros
Assets
of which in %
Shareholders' Equity and Liabilities
of which in %
13,048
16,074
16,074
13,048
Property, plant and equipment/Intangible assets
54
67
Financial assets
4
0
Other non-current assets
3
3
Current assets[1]
28
28
Liquid funds/Marketable securities
11
2
41
44
Shareholders' equity
5
5
Pension provisions
15
18
Long-term borrowings
6
5
Other non-current liabilities
11
6
Short-term borrowings
22
22
Other current liabilities
2007
2008
2008
2007

[1] Including assets held for sale

to the previous year by 3.1 percentage points due to the higher balance sheet total resulting from the acquisition of the National Starch businesses.

Non-current liabilities increased by 595 million euros. The rise is attributable to higher provisions for pensions and similar obligations as of the balance sheet date and to provisions for restructuring measures related to the efficiency enhancement program "Global Excellence" and the integration of the National Starch businesses. Current liabilities increased to 5,293 million euros attributable to the higher borrowings arising from the acquisition of the National Starch businesses.

Net debt amounted to 3,881 million euros, an increase of 2,179 million euros compared to the prior-year figure.

Financing

The finances of the Group are, to a large extent, centrally managed by Henkel AG & Co. KGaA. Financial funds constitute a global resource and are, as a rule, centrally procured and then distributed within the Group. The primary goals of financial management are to achieve a sustainable increase in shareholder value and to secure the creditworthiness and liquidity of the Group. Reducing our capital costs and improving our cash flow from financing activities make a major contribution to the attainment of these objectives, as do optimization of our capital structure and effective risk management.

Our creditworthiness is regularly checked by independent rating agencies.

The long- and short-term ratings ("A/A2" and "A–1/P1") attributed to Henkel have remained unchanged since August 13, 2007. Following the sale of our investment in Ecolab Inc. in November 2008, they were once again affirmed both by Standard & Poor's and by Moody's.

Credit Ratings

	Standard & Poor's	Moody's
Long-term	A	A2
Outlook	stable	negative
Short-term	A-1	P1

At December 31, 2008

Our financial strategy is aligned to the single-A rating category as a means to maintaining our financial flexibility. Cash flows from operating activities and from divestments are used to reduce our net debt exposure.

Essentially, we pursue a conservative borrowing policy, again aligned to flexibility, within a balanced financial portfolio. This is based on a core platform of syndicated credit facilities and a multi-currency commercial paper program.

At December 31, 2008, our long-term financial liabilities amounted to 2.4 billion euros. Included in this figure are the hybrid bond with a nominal value of 1.3 billion euros, issued in November 2005, and also the fixed-interest bond of 1 million euros issued in May 2003.

Our current liabilities, i.e. those with maturities of less than 12 months, amounted to 1.8 billion euros at year-end. These essentially comprise interest-bearing loans and overdrafts from banks. The rise in short-term borrowings compared to the previous year is essentially due to the difference between the funds obtained to finance the purchase price for the two businesses Adhesives and Electronic Materials from Akzo Nobel (former National Starch divisions) and the funds received from the sale of our investment in Ecolab Inc.

The hybrid bond is treated by Moody's as 75 percent equity and by Standard & Poor's as 50 percent equity. This reduces the rating-specific borrowing ratios of the Group (see table showing financial ratios on AR *page 45*).

For further information on our financial management approach and our financial instruments, please refer to Notes 41 and 42 to the consolidated financial statements starting on AR *page 110*.

Cash Flow Statement

At 1,165 million euros, **cash flow from operating activities** was 156 million euros below the prior-year figure. Outflows due to the restructuring measures implemented as part of our efficiency enhancement program "Global Excellence" and the integration of the National Starch businesses, coupled with increased income tax payments, had a burdening effect on operating cash flow. Strict management of our net working capital, i.e. inventories and trade accounts receivable and payable, continued to have a stabilizing effect on our cash flow level. Despite the significant higher business volumes recorded in fiscal 2008, the consumption of funds remained virtually unchanged.

Cash flow from investing activities/acquisitions was significantly affected by outgoings from acquisitions in the amount of 3,708 million euros, primarily in relation to the purchase of the National Starch businesses. These outflows were offset by proceeds from the disposal of non-current assets arising from the sale of our shares in Ecolab Inc.

Cash flow from financing activities reflects in particular the financing of the National Starch acquisition. The outflow of funds arising from the payment of interest and dividends rose by 306 million euros, due primarily to contributions to pension fund assets. The acquisition-related increase in borrowings led to a cash inflow from financing activities in the amount of 757 million euros.

Key Financial Ratios

Our key financial ratios were significantly affected in 2008 by the financing of the acquisition of the National Starch businesses. The increase in net borrowings had a burdening effect on both our debt coverage and gearing ratios. The increase in interest expense in conjunction with expenditures for restructuring, which are charged against EBIT, resulted in a decrease in the interest coverage ratio. The gain from the sale of our investment in Ecolab Inc., on the other hand, had a positive effect on these financial ratios.

Employees

The number of people employed by the corporation at the end of fiscal 2008 was 55,142.

In the course of the year, headcount rose by 2,514. Per capita sales increased further to 254,600 euros. Henkel Group payroll costs increased by 88 million euros to 2,436 million euros.

The main reason for the rise in the number of employees was the acquisition of the National Starch businesses. This involved the integration of almost 6,000 people in around 40 countries on all continents. After a period of intensive preparations in the first quarter of 2008, we were able to welcome the new employees to Henkel as of April 3 – referred to as Day One. In order to promote rapid integration, we issued a comprehensive questionnaire in advance of this date aimed at determining the commonalities and differences that exist between the two corporate cultures. Based on this, a thorough analysis of the newly acquired businesses and assessments of some 150 senior managers around the world, we were able to make appointments to the first three tiers of the new organization by the end of the second quarter, duly assigning personnel to the most important management positions. During the second half of the year, we examined the personnel instruments of National Starch in detail with the objective of incorporating the new employees from most of the countries involved within the personnel systems of Henkel by the beginning of 2009.

Meanwhile, we also instituted measures at an early stage through our "Global Excellence" program in order to adjust to the changes taking place in the economic conditions underlying our businesses. The program focuses on efficiency enhancement, the optimization of our

Key Financial Ratios

	2007	2008
Interest coverage ratio *(EBITDA / Net interest expense including interest element of pension provisions)*	9.4	4.8
Debt coverage ratio *(Net earnings before minority interests + Amortization and depreciation + Interest element of pensions / Net borrowings and pension provisions)*[1]	74.3 %	44.1 %
Equity ratio *(Equity / Total assets)*	43.7 %	40.6 %
Gearing *(Net borrowings and pensions / Equity)*	0.41	0.72

[1] Hybrid bond included on 50 percent equity basis

Employees

(at December 31[1])	2004	%	2005	%	2006	%	2007	%	2008	%
Europe/Africa/Middle East	33,227	65.5	33,267	63.8	33,326	64.3	33,687	64.0	33,485	60.7
North America	6,772	13.4	7,271	14.0	6,651	12.8	6,438	12.2	7,360	13.4
Latin America	4,325	8.5	4,208	8.1	4,297	8.3	4,268	8.1	4,293	7.8
Asia-Pacific	6,411	12.6	7,355	14.1	7,545	14.6	8,235	15.7	10,004	18.1
Total	**50,735**	**100.0**	**52,101**	**100.0**	**51,819**	**100.0**	**52,628**	**100.0**	**55,142**	**100.0**

[1] Prior-year figures restated; base: permanent employees excluding trainees

processes and structures, and the streamlining of our workflows. In February 2008, we announced the loss of around 3,000 jobs as part of this program, spread across all our regions, business sectors and functions. We will implement the redundancies in a socially responsible manner in keeping with the principles of our organization. And these redundancies will likewise be distributed over all levels of our corporate hierarchy.

Despite the need for efficiency enhancement, we have continued to hire new people around the world, particularly in our growth regions. In this process, we are relying more and more on the facilities of online recruitment. In 2008, we also converted our career-related suitability test to a purely internet-based tool. In order to attract the attention of top talents at an early stage in their development, we instituted an internet student competition under the "Henkel Innovation Challenge" banner in 2008, similar to that of 2007, but this time extending it to further business sectors and to applicants from eleven countries. The 2007/2008 competition was a great success and brought the added benefit of underpinning the attractiveness of Henkel as a prospective employer.

In Germany, Henkel offers apprenticeships and entry qualifications at twelve sites, covering more than 20 professions. Overall, we hired 10 percent more trainees at our German sites in 2008 than in the year before. The number of applications increased significantly, confirming the attractiveness of training positions at Henkel. And we have extended our training curriculum for 2009 to include so-called dual study courses.

In addition to modifying our talent-finding processes, we have also thoroughly revised our approach toward personnel development and expertise retention. In future, line managers will discuss the potential and performance of their employees within the framework of talent development panels, chaired by personnel managers, in order to enable the creation of tailored, individual development plans. The experience gained with the upper management tiers in 2008 has fully confirmed the efficacy of this new instrument. Consequently, we intend to introduce it worldwide for our employees at all levels in 2009.

We have begun to review our monetary compensation systems, focusing on increasing the performance differential and creating a clear link between personal contribution, individual remuneration and the economic success of the corporation.

We aim to promote managers primarily from within our own organization, with the selection process essen-

Employees by Function


Research and Development **5 %**
Production and Engineering **47 %**
Administration **17 %**
Marketing, Selling and Distribution **31 %**

Employees by Business Sector


Corporate **13 %**
Laundry & Home Care **24 %**
Adhesive Technologies **48 %**
Cosmetics/ Toiletries **15 %**

tially based on technical and managerial competence, performance delivery and entrepreneurial approach. Our managerial staff are regularly trained using our "Henkel Global Academy" resource covering topics such as "Leadership", "Change Management" and "Business Strategy". They are also individually evaluated in our "Global Assessment Centers", enabling us to provide specific support in the development of their managerial skills.

During 2008, we defined and implemented a range of ground-breaking measures aligned to establishing a global strategy for diversity and inclusion. Among other things, we expect that the final three candidates shortlisted for new positions and replacements satisfy certain diversity criteria in relation to age, gender or nationality. The strategic significance of our diversity and inclusion measures is also underlined by the fact that "strengthening our global team" is one of our three strategic priorities.

Procurement

Fiscal 2008 was characterized by severe price fluctuations on the raw material and packaging markets, the like of which have never been seen before. These were accompanied by significant shortages in a number of key segments which resulted in substantial price increases in the procurement markets during the first nine months. In the fourth quarter, by contrast, we began to see the first effects of the global economic crisis with the accompanying decrease in demand reflected in declining prices.

Our expenditures on direct materials (raw materials, packaging, contract manufacturing and traded goods) in the year under review amounted to 6.6 billion euros. This represents an increase of around 1 billion euros compared to the previous year, largely due to the acquisition of the National Starch businesses. We were able to mitigate the partly very high price increases for our raw materials through the implementation of global procurement strategies, albeit without being able to fully offset the ensuing effects.

Aside from price increases – affecting in particular petrochemical and natural base stocks – also certain supply and demand scenarios and foreign exchange influences had a significant effect on prices at the various stages of the global value chain. Due to the downstream position of the raw materials we use within the different value chains, the impact of the price developments in basic raw materials only reached us with a time lag. Adopting an active price management approach, we instituted strategies aimed at safeguarding prices over the long term using both contracts and also – where possible and reasonable – financial hedging instruments.

A key success factor in offsetting material price increases is our global program for the reduction in overall procurement cost. In this program, Purchasing works together with the business sectors, Research and Development, and Supply Chain Management in an ongoing effort to reduce product complexity, be it through re-engineering, substitution or the standardization of packaging and raw materials. Progress in these endeavors provides us with stronger negotiating positions and creates scope for the further consolidation of our supplier base. Another part of the program is dedicated to the further globalization of that supplier base in order

Management Structure

Total managerial staff

26.4 % women



9,711 employees; average age: 42.6; 77 nationalities

Senior executive personnel

13.7 % women



795 employees; average age: 47.1; 44 nationalities

Expenditures by Type

Contract manufacturing and traded goods **19 %**

Raw Materials **62 %**

Packaging **19 %**



Expenditures by Business Sector

Adhesive Technologies **50 %**

Laundry & Home Care **31 %**



Cosmetics/ Toiletries **19 %**

to further reduce our dependency on market price developments and market-dominating suppliers.

With the purchasing synergies available to us from the newly acquired National Starch businesses, we have been able to negotiate new contractual conditions and select strategic vendors so that, in the next phase of this process, we can work together with them in order to significantly reduce the complexity of our materials portfolio.

Our five most important raw material groups are surfactants, raw materials for polyurethane-based adhesives, plastisols for use in adhesives and sealants, raw materials for the manufacture of hotmelt adhesives, and inorganic base stocks for use in manufactures such as detergents and surface pre-treatment products. These account for around 28 percent of our total direct materials expenditure. Our five largest suppliers account for around 13 percent of our cost of direct materials.

Increasing importance is also being assigned to the fields of indirect materials, services and logistics. Together, these represent an annual outlay of some 3.5 billion euros, or around one third of total procurement expenditure at Henkel. Here we have been able to combat price and cost increases, particularly in the fields of fleet management, utility supplies and logistics, through savings measures. These were initiated both regionally and globally in all the relevant categories on the basis of cross-functional procurement strategies.

Production

Henkel has production sites in 57 countries around the world. Our largest site is in Düsseldorf, Germany, where we manufacture detergents and cleaning products, adhesives for craftsmen and consumers, and products for our industrial customers.

The largest production site serving the Laundry & Home Care business sector is likewise located in Düsseldorf. Here we primarily manufacture powder detergents, although liquid cleaners, high-compact detergents (Megaperls) and detergents in tablet form (tabs) are also produced. Our largest facility serving our Cosmetics/ Toiletries business sector is located in Wassertrüdingen, Germany. In addition to body and hair care products for consumers, we also manufacture specialties for the salon business there. The two largest sites for Adhesive Technologies are likewise located in Germany, in Düsseldorf – with a portfolio of high-quality specialty adhesives for industrial and consumer applications – and in Heidelberg where we manufacture a wide range of adhesives and sealants.

As part of the efficiency enhancement program announced in February 2008, we want to further improve our production network with the focus on reducing the number of manufacturing sites in the more mature markets. We also intend to further eliminate complexity at the product level and want to increase collaboration with external partners, for example with suppliers and contract manufacturers.

Particularly where compact products with a low specific weight are concerned, the cost of transportation is less of a factor so that these can be produced at central, highly automated facilities. For large-volume products, we strive to reduce transport costs and the associated environmental burden through the establishment of local production sites.

We are also permanently engaged in the improvement of existing facilities and the development of new plants, processes and structures for the purpose of constantly enhancing the safety of our sites while reducing resource consumption and environmental burden. Moreover, comprehensive measures aligned to increasing product quality and production efficiency have been implemented in all our business sectors. As a result, we have been able to further improve on many of our environmental parameters (for more details, see "Sustainability" starting on AR *page 52*).

Research and Development

In fiscal 2008, we dissolved our Corporate Research division, distributing the resources to our three business sectors. As a result, our R&D structure is now even more market-aligned, resulting in an even faster rate of new product launches.

R&D Expenditures by Business Sector


Corporate 14 %
Laundry & Home Care 24 %
Adhesive Technologies 47 %
Cosmetics/ Toiletries 15 %

Expenditures on research and development at Henkel amounted to 429 million euros in 2008, compared to 350 million euros in the previous year. About half of this increase is due to the restructuring charges incurred. The R&D ratio expressed as a share of sales was 3.0 percent. Without the restructuring charges, the figure would have been 2.7 percent as in the previous year. As an annual average, the number of employees working in research and development at our sites around the world was 2,942, the majority of whom are deployed in Germany and the USA. Our new research facility in Shanghai, which opened in 2007, reached full capacity in 2008.

R&D Expenditures

in million euros


400
300
200
100
0
272
324
340
350
429[1]
2004
2005
2006
2007
2008

	2004	2005	2006	2007	2008
R&D ratio (research expenditures as a proportion of sales)	2.6 %	2.7 %	2.7 %	2.7 %	**3.0 %**

[1] Includes restructuring charges of 52 million euros

The biggest challenge in the year under review involved integrating the National Starch organization which, by contributing 500 employees, now supports our research and development effort.

The concept of "open innovation" plays an important role in the research and development strategy pursued by Henkel. Consequently, we have increased the funds allocated to collaborations with external partners, enabling us to harness expertise on a global scale to the best possible benefit of the Group as a whole.

We have now integrated our collaboration partner Phenion of Düsseldorf as an independent department within the research and development unit of the Cosmetics/Toiletries business sector. Its successful research into skin and hair follicle models, and the development of alternatives to animal testing remain among our primary R&D projects.

On the other hand, we have now ended our nine years of successful collaboration with SusTech in Darmstadt, Germany.

As a result of the integration of the National Starch businesses, we have been able to expand our core competences in the fields of polymer chemistry, material science and scientific computing, leading to a further strengthening of these important R&D areas within the organization.

Our scientists have made valuable contributions to our corporate success in the following areas:

» Fungicidal sealants with improved resistance to aging
» Development of innovative benzoxazine-based polymers as matrix resins for high-performance composites

» Structural adhesives for various applications in the automotive and construction industries
» Development of computation models to facilitate the formulation of new hair colorants
» Development of innovative styling products in line with the latest market trends
» Development of an innovative two-component dishwashing detergent offering consumers maximum freedom in dosage selection
» Further development of enzymes to reduce laundry washing temperatures (e.g. Persil with Cold Power Formula from 20 degrees Celsius)

Driving forward sustainable development also constitutes one of the focal points of our research effort. Worthy of particular mention within this context are the following:
» Development of non-hazardous products for safe handling by customers
» Development of lead-free products for the electronics industry
» Development of heavy-metal-free pre-treatment processes
» Development of low-temperature cleaners
» Development of innovative body care products based on renewable raw materials

Each year we select a number of our outstanding developments for our "Fritz Henkel Award for Innovation". In 2008, this accolade went to three interdisciplinary project teams in recognition of their efforts in the realization and commercialization of the following concepts:
» **Purex Natural Elements:** Exemplifying our Laundry & Home Care strategy "Performance Based on Sustainability" – in other words our commitment to provide outstanding product quality combined with the best possible degree of environmental compatibility (Quality & Responsibility) – this liquid detergent contains wash-active substances based exclusively on renewable raw materials and natural fragrance essences, and is also readily biodegradable. Purex Natural Elements was included as the first leading detergent brand within the "Design for the Environment" (DfE) program of the US Environmental Protection Agency (EPA). It also served as the initial concept and precursor paving the way to the introduction of our new brand Terra Activ in five product categories.
» **Taft Power with Cashmere Touch:** The first styling line offering innovative performance to combine ultra-strong hold and cashmere-like suppleness. We have especially developed its unique formulations for dry and stressed hair. And the use of renewable raw materials substantially reduces its carbon footprint. This innovation has enabled Schwarzkopf to significantly underpin the market leadership enjoyed by Taft in Europe.
» **Pattex Construction Adhesives – fixing without drilling, dust or noise:** While in the past it was necessary to use additional mechanical means in order to fix heavy or stressed components in assemblies, our new generation of construction adhesives with instant tack ensure that even these materials can be permanently secured without any such aids, and without slippage.

Major R&D Sites


Bridgewater, USA
Rocky Hill, USA
Dublin, Ireland
Düsseldorf, Germany
Hamburg, Germany
Shanghai, China
Scottsdale, USA
Irvine, UK
Vienna, Austria

We currently have around 7,000 patents in place, protecting our technologies around the world. We also have some 5,000 patent applications pending, and we have approximately 2,300 registered designs safeguarding our intellectual property.

Further information on our research and development activities can be found on our website: *www.henkel.com/innovation*

Marketing and Distribution

Our customers and consumers are the focus of all our thoughts and actions. Consequently, we align our marketing and distribution activities in each of our business sectors to the respective requirements of these primary target groups.

At *Laundry & Home Care*, our marketing activities are controlled from headquarters and the regional competence centers. Our sales and distribution activities, on the other hand, are managed on a country-specific basis and coordinated at the regional level.

Our direct customer group in this business segment is the grocery retail trade with distribution channels in the form of supermarkets, mass merchandisers/hypermarkets and discount stores. In Western Europe, drug stores are also extremely important, while in the markets outside Europe and North America, a large proportion of sales continues to be channeled via wholesalers and distributors. As the trade's first point of contact, the Sales unit provides a full range of competences in serving our customers.

In marketing, however, we focus on the requirements of the end consumer. Our Marketing unit initiates innovation processes and applies knowledge acquired from market research and analysis activities. It also develops and implements media strategies and advertising formats aligned to the consumer.

At the *Cosmetics/Toiletries* business sector, our marketing strategies are centrally planned and globally implemented with respect to both consumers and the professional hair salon business. We begin by focusing on the needs and requirements of the consumer, with Marketing, Research and Development and also Packaging Development all working hand in hand in order to satisfy identified customer requirements.

In the hair salon business, we serve our customers via an established distribution system, or address them directly through the members of our dedicated field sales force. These also demonstrate product applications and provide technical advice at the local level.

We communicate with consumers primarily through media advertising and point-of-sale activities. However, the success of an innovation is based not only on acceptance among consumers but also on our ability to accommodate the requirements of the trade. Our relationships with our retail partners are internationally coordinated but managed and controlled at the national level.

Our *Adhesive Technologies* business sector serves all categories of clientèle from major multi-national corporations to small and medium-sized industrial companies and from professional craftsmen to private households and do-it-yourselfers.

For the most part, our customers are addressed individually and personally by our own sales force. Customers in this context are direct purchasers in the form of industrial companies, distributors or trade outlets. Supermarkets, DIY stores and specialty retailers are essential to the private user, while professional craftsmen tend to purchase from various types of specialty wholesaler. Due to our unique global position, we are able to support globally active customers such as automobile manufacturers or large retail chains effectively and comprehensively with key account management teams. As many of our products require explanations of a technical nature, our Technical Customer Services and the training of customer personnel in this field play an important role in the overall process. Our Technical Customer Services people have detailed knowledge both of the properties of our products and their application, and can therefore assist our customers in everything from the choice of the right product and its usage to fine adjustment of their production processes.

For us, communication with end users is also of central importance. While our marketing strategy is developed at the global or regional level, implementation of the measures takes place at the national and local level. In the case of the private consumer, we chiefly use media advertising with complementary promotional and support activities at the point of sale. We serve professional craftsmen and industrial customers primarily through our sales organization, with technical advice, product demonstrations, training courses and regular appearances at key industrial fairs. The internet is also becoming increasingly important as a platform for marketing and communication. Our websites contain not only information relating to our products and services but also order processing portals for our customers, including wholesalers, retailers and distributors. We utilize a combination of classic information brochure and website page in order to encourage interest among our industrial customers for our system solutions.

Sustainability/ Corporate Social Responsibility

Henkel is dedicated to sustainability and corporate social responsibility. We clearly state this principle as one of the corporate values binding on all our employees around the world. In generating our sales and profits, we conduct all of our business in a socially responsible manner. We are convinced that sustainable business practices – that is to say providing the best possible product quality combined with effective environmental protection and social responsibility – are essential to our long-term entrepreneurial success.

Our customers expect from us not only best-quality products and persuasive innovations but also proof of our commitment to sustainable development and corporate social responsibility. In meeting these expectations, we are able to call upon decades of experience that have enabled us to set the pace as a leading partner for retailers, consumers and industry alike. Henkel's constant endeavors to reconcile economic, ecological and social aims are a salient feature of our long corporate history.

At the center of our activities lies our vision which states: "Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful." From this we derive our corporate values and through them our commitment to sustainable development. We deliberately and systematically focus our activities throughout the entire value chain on the challenges of sustainable development. We have grouped these according to five focal areas: Energy and Climate, Water and Wastewater, Materials and Waste, Health and Safety, and Social Progress.

It is central to our commitment that all new products contribute to sustainable development in at least one of these areas. Therefore, we focus our efforts on those innovations combining product performance and quality with responsibility toward people and the environment. We endeavor to properly and effectively communicate the added value of these innovations to our customers and consumers. Our common focus and the credible implementation of our sustainability strategy in the marketplace serve to strengthen both our brands and the reputation of our organization, consolidating our market positions worldwide.

As long ago as the 1980s, in our "Principles and Objectives of Environmental Protection and Safety," we committed to promoting occupational health and safety, conserving resources and reducing emissions. These objectives have been applied at both the corporate and local site level, and we have been able to achieve major improvements. Taking this as our basis, at the beginning of 2008 we defined the following four targets for the Group over the next five years:

- To reduce energy consumption per ton of output by a further 15 percent
- To reduce water consumption per ton of output by a further 10 percent
- To reduce waste per ton of output by a further 10 percent
- To reduce occupational accidents per million hours worked by a further 20 percent

Sustainability Performance 2004 – 2008

Environmental indicators per ton of output		
Energy consumption	–11 %	↘
Waste	–30 %	↘
Water consumption	–35 %	↘
Occupational accidents[1]	**–63 %**	↘

[1] Per million hours worked

Indicators and production volumes include National Starch businesses as from date of acquisition (April 2008)

Again in the year under review, we were able to improve our sustainability performance on a number of important points. For example, the savings we have made with respect to energy consumption not only help to mitigate the effect of rising energy prices but also – through the associated reduction of carbon dioxide emissions – make a contribution to achieving the climate protection targets of those countries in which Henkel operates. In addition to optimizing our own production processes, we focus particularly on the development of products and technologies that save energy in the use phase. In order to promote and actively assist in the development of sound and credible methods for determining the contributions made in this regard, we are participating in the "Product Carbon Footprint" pilot project with analyses of products from all three of our business sectors.

The Henkel Management Board bears overall responsibility for our sustainability policy. Our Sustainability Council steers our global sustainability activities in collaboration with our operating business sectors, our corporate functions and our regional and national companies.

By joining the United Nations Global Compact in July 2003, we publicly underscored our commitment to respect human rights and fundamental labor standards, to promote environmental protection and to work against all forms of corruption. Our understanding of socially responsible behavior has been specified and communicated throughout the entire corporation through our Code of Corporate Sustainability and our Code of Conduct. From these codes are derived our more detailed internal SHE standards governing safety, health and environmental protection, our social standards and our Group purchasing standards. Compliance with these rules and requirements is regularly monitored throughout the Group by means of internal audits. In addition, Henkel companies have their management systems externally certified where this yields competitive advantage. At the end of 2008, 54 percent of our production volume was generated at sites certified in accordance with the worldwide environmental management standard ISO 14001.

As a responsible corporate citizen, Henkel provides financial and in-kind support for undertakings aligned to social need, the environment, education, science, health, sport, art and culture. Since 1998, we have also actively supported the volunteer work performed by our employees and retirees through the vehicle of our MIT Initiative (Make an Impact on Tomorrow). In 2008, we supported a total of 1,306 charitable MIT projects in 76 countries, of which 336 were children-related.

Our performance in relation to sustainability and corporate social responsibility was again recognized by external experts in the year under review and our accomplishments in this domain are reflected in various national and international sustainability ratings. For example, we are listed in the Dow Jones Sustainability World index and in the European Dow Jones Stoxx Sustainability index as a "sustainability leader" in the market sector "Nondurable Household Products". Our inclusion in the FTSE4Good has also been reconfirmed. In March, we received the top "ESG Award" (Environmental, Social, Governance) – jointly conferred by the DVFA (German Association for Financial Analysis) and the business magazine Wirtschaftswoche – within the DAX Corporations category. In June, the Ethisphere Institute and Forbes business magazine included Henkel in their ranking of the "World's Most Ethical Companies". And in December, Henkel was presented the first ever "German Sustainability Award" in the category "Most Sustainable Brand".

Viable solutions for sustainability can only be developed through consultation and collaboration with all social groups. In order to be able to take into consideration and evaluate the interests of these different communities, we constantly seek dialog with stakeholders at the local, regional and international level. These include our employees, shareholders, customers, suppliers, public authorities, trade associations and non-governmental organizations, as well as representatives of the sciences, academia and the general public.

We deploy a wide range of communication instruments in order to meet the specific information requirements of our stakeholders. More details and background information on the subject of sustainability can be found in our SR *Sustainability Report*. With this, we document the high priority assigned to the principles of sustainable development by our corporation, at the same time satisfying the reporting obligations laid down in the United Nations Global Compact.

Further information, reports, background details and the latest news on sustainable development at Henkel can be found on our website: *www.henkel.com/sustainability*



Driving Change


Achieve
our full
business potential
Winning
Culture
Focus
more on
our customers
Strengthen
our global
team

It is becoming increasingly important for us at Laundry & Home Care to focus on our customer relationships as key factors for success. We are aware that competent and motivated employees are our greatest asset – and not just with respect to those customer relationships but in all the other functions too. Continuous investment in their training and further development coupled with careful selection and promotion of our managers of the future therefore count among the primary areas on which we intend to concentrate. With this platform, we are confident of being able to achieve even more of our business potential with our strong brands and proven innovative strengths.

Laundry & Home Care

Sales

in million euros


4,000
3,000
2,000
1,000
0
3,617
4,088
4,117
4,148
4,172
2004
2005
2006
2007
2008

Key Financials[1]

in million euros	2007	2008	+/–
Sales	4,148	4,172	0.6 %
Proportion of Henkel sales	32 %	30 %	–2 pp
Operating profit (EBIT)	459	439	–4.2 %
Return on sales (EBIT)	11.1 %	10.5 %	–0.6 pp
Return on capital employed (ROCE)	16.7 %	16.9 %	0.2 pp
EVA®	183	166	–9.6 %

[1] Calculated on the basis of units of 1,000 euros — pp = percentage points

» **Organic sales growth of 3.8 percent**
» **Operating profit of 439 million euros**
» **EBIT margin of 10.5 percent**
» **ROCE increased to 16.9 percent**

Economic Environment and Market Position

The volume of the market for laundry and home care products in 2008 was estimated at around 85 billion euros. The markets of relevance to Henkel grew by around 3.5 percent compared to the previous year. Market expansion was driven both by increasing volumes and a rise in the average price level. The latter is due to price increases in all regions implemented by manufacturers and the trade as a response to the considerable increases in raw material and energy prices.

The situation in Western Europe is characterized by a generally stable market for laundry and home care products. However, the necessary price rises and the increasing price sensitivity of consumers observed in the course of the economic downturn contributed to further growth in the market share accounted for by private label products. Against this background, we were however able to maintain our leading market position.

The Eastern European market once again underwent double-digit percentage growth in the year under review, continuing its dynamic development. Growth in the markets for special detergents and machine dishwashing products was especially strong with our brands Perwoll and Somat particularly benefiting. We were able to expand our strong number two position in the laundry and home care market within this region, at the same time further reducing the gap to our biggest competitor.

Most of our markets in Africa/Middle East, Latin America and Asia posted double-digit growth in 2008. And thanks to our own strong expansion, we were able to further consolidate our market positions in these important growth regions.

Developments on the North American laundry and home care market were mixed: while sales in detergents and air fresheners increased due to higher volumes, sales in cleaning products declined slightly. We were able to consolidate our market position with our laundry brand Purex and succeeded in positioning ourselves well within an environment of increasing price competition.

Business Activity and Strategy

The business sector is globally active in the marketing, selling and distribution of branded products for the laundry and home care market. The Laundry segment

World Market for Laundry & Home Care Products


Insecticides 6 %
Detergents 52 %
Air Fresheners 7 %
Cleaning Products 35 %

Sales Development[1]

	2008
Change versus previous year	**0.6 %**
Foreign exchange	–2.4 %
After adjusting for foreign exchange	**3.0 %**
Acquisitions/divestments	–0.8 %
Organic	**3.8 %**

[1] Calculated on the basis of units of 1,000 euros

includes not only heavy-duty and special detergents but also fabric softeners, laundry performance enhancers and laundry care products. The product portfolio of our Home Care segment includes cleaners for bath and WC applications together with household, glass and specialty cleaners. We also manufacture hand and machine dishwashing products and have a market presence in selected regions with air fresheners and insecticides.

Our objective is to further promote profitable growth by driving the organic expansion of our continuing operations. To this end, we intend to expand our world market positions from our strong platform in Europe and North America, to harness the dynamic expansion in sales taking place in our growth regions, and to further improve our profitability.

Successful innovations will remain important contributors to profitable growth going forward. We continue to place great importance on quickly identifying consumer trends, harnessing these and converting them into viable products. We also regularly review our existing product portfolio and respond to changing consumer requirements by appropriately adapting our product range. We will continue to use our successful and proven brand concepts in the modification of existing products for different countries.

Sales and Profits

We nominally increased sales by 0.6 percent to 4,172 million euros in the year under review, despite the negative effects of foreign exchange. Organic growth came in at an encouraging 3.8 percent, outpacing the rate of expansion of our markets. The improvement in organic sales was primarily price-driven, illustrating the success of the measures implemented in this respect. Indeed, we managed to increase organic sales in all our regions, although a large proportion of this growth was attributable to the Europe/Africa/Middle East zone. With double-digit growth rates achieved in some countries of Eastern Europe, we were able to disproportionately participate in the dynamic expansion of those markets.

By contrast, we were unable to repeat the sales figure of the previous year for Western Europe. Aside from the high prior-year base generated by our pan-European "Best Ever" campaign and Persil's brand centennial, this decline was also due to the price increases implemented.

We registered our highest organic growth rates in Africa and the Middle East. Leveraging our leading market positions, we continued to develop very positively in important countries of this region.

We were also able to increase organic sales in the growth regions of Latin America and Asia, passing on the significant rise in input costs through price increases of our own.

Our business in North America likewise contributed to the organic sales growth achieved, benefiting from a favorable positioning of Purex in the medium price segment and boosted by the performance of our air fresheners.

Until well into the second half of the year, the steep rise in raw material and energy prices burdened our profits to an extent never before experienced. However, with the aid of a number of global measures to reduce cost and enhance efficiency, and through price increases of our own, we were able to largely compensate for this negative effect. Nevertheless, operating profit (EBIT) fell in comparison to the previous year by 4.2 percent to 439 million euros, and by 2 percent after adjusting for foreign exchange. Included in this figure are expenses of 14 million euros previously attributable to the former Corporate Research division. Due to the decline in profits, return on sales decreased by 0.6 percentage points to 10.5 percent. After adjusting for the reassigned research and development costs, return on sales was 10.9 percent. Return on capital employed (ROCE) amounted to 16.9 percent, an increase of 0.2 percentage points compared to the previous year.

Business Segments

In the *Laundry* business segment, the strongest boost to growth in the year under review came from our heavy-duty detergents and fabric softeners. Our largest brand Persil made a particularly good contribution to the improvement in sales generated by our heavy-duty detergents, with high growth rates achieved especially in Eastern Europe and Africa/Middle East. We further improved our premium Western European detergent brands Persil, Dixan, Le Chat and Wipp with a high-performance active stain remover offering even better cleanliness at just 20 degrees Celsius. This enables consumers to both save energy and help protect the environment. Sales of our fabric softeners increased primarily in the European markets and in North America. Our successful European brands Vernel and Silan benefited both from the rollout of existing fragrance variants to further European countries and from product innovations such as new Vernel Crystal, which is added to the wash as a fine crystal powder. In North America too, a product innovation helped underpin sales growth: with the introduction of the fabric softener Purex Natural Elements, we were able to add to the success of our environmentally compatible heavy-duty detergent, increasing our market share in the fabric softener category.

The main contributors to organic sales growth in the *Home Care* business segment were our dishwashing detergents and WC products. While sales in machine dishwashing products increased primarily in Europe, hand dishwashing product sales especially rose in the Africa/Middle East region with our well-known brand Pril achieving double-digit percentage growth rates in a number of important countries there. In the case of our WC products, our highest rates of growth were again achieved in Eastern Europe. Overall, our rate of growth here outstripped that of the market as a whole, resulting in an increase in our market share. In the fourth quarter, we launched a series of household cleaners onto the German and Swiss home care markets under the new brand Terra Activ. While ensuring gleaming cleanliness in the household, this range also contributes to conserving nature's finite resources – such as oil – through the use of ingredients based predominantly on renewable raw materials.

Capital Expenditures

Our investments in the year under review were primarily geared to adapting our liquid and powder detergent production capacities to prevailing market conditions. We also invested in optimizing and harmonizing product packaging and expanded office space capacity in certain locations. In all, we invested 163 million euros in property, plant and equipment compared to 168 million euros in the previous year.

Outlook

We expect our markets to exhibit a decline in their growth dynamics in 2009 due to the slowdown in economic development. However, the extent of that decline is difficult to forecast. We anticipate that our markets in North America and Eastern Europe will be particularly affected by the deterioration in the overall economic climate.

Within this environment, we intend to expand our market positions in 2009 and to once again outperform our markets. Implemented cost-reducing measures, particularly those relating to the "Global Excellence" restructuring program, will support the development of our operating profit.

We see opportunities arising from the cost situation due to the decrease in material prices. There are risks associated with the implementation of price increases for our products and – particularly in the growth regions – in the form of credit exposure arising from the declining financial strength of our trade customers.



Driving Change



Achieve our full business potential
Winning Culture
Focus more on our customers
Strengthen our global team

A strong, highly motivated and well qualified global team is key to our success at Cosmetics/Toiletries in attaining the targets that we have set ourselves. Our main priority is to generate further profitable growth so that we can better achieve our full business potential. Consequently, people management and talent development are also at the focus of our activities. Capable employees enable us to meet the requirements of our consumers and retail partners with successful innovations.

Cosmetics/Toiletries

Sales

in million euros


3,000
2,250
1,500
750
0
2,477
2,629
2,864
2,972
3,016
2004
2005
2006
2007
2008

Key Financials[1]

in million euros	2007	2008	+/–
Sales	2,972	3,016	1.5 %
Proportion of Henkel sales	23 %	21 %	–2 pp
Operating profit (EBIT)	372	376	0.9 %
Return on sales (EBIT)	12.5 %	12.5 %	0 pp
Return on capital employed (ROCE)	16.7 %	17.5 %	0.8 pp
EVA®	149	150	0.7 %

[1] Calculated on the basis of units of 1,000 euros   pp = percentage points

- » **Organic sales growth of 4.7 percent**
- » **Operating profit increased to 376 million euros**
- » **EBIT margin of 12.5 percent**
- » **ROCE increased to 17.5 percent**

Economic Environment and Market Position

Our cosmetics market was valued at some 135 billion euros in 2008, an increase of around 2 percent versus the previous year. While growth in the regions of Western Europe and North America, in which we generate around two thirds of our sales, was well below this rate, here we succeeded in outpacing the market. Supported by the positive developments in our hair cosmetics business, we were able to significantly expand our positions in Western Europe, gaining market share in the process. In North America, we significantly improved our position in the body care segment. We were likewise once again able to outstrip the strong economic growth encountered in Eastern Europe and the Middle East. We enjoyed disproportionate growth in the Asia-Pacific region despite stagnation in our core markets of Japan and Australia. In Latin America too, we outpaced market growth with our selective regional presence.

World Market for Cosmetics/Toiletries


Oral Care 11 %
Hair Cosmetics & Salon Products 33 %
Body Care 26 %
Skin Care 30 %

Developments in the international hair salon sector were sluggish. The primary growth drivers here were again Eastern Europe and Latin America. As a globally aligned, innovative salon specialist, Schwarzkopf Professional enjoyed above-average participation in market development, further extending its position as number 3 in the world.

The Cosmetics/Toiletries business sector holds leading positions in the markets of relevance to us around the world.

Business Activity and Strategy

The Cosmetics/Toiletries business sector is active both in the branded consumer goods segments of hair cosmetics, body care, skin care and oral care, and in the professional hair salon business. Our intention is to further grow the branded consumer goods business with the emphasis on developing our strong market positions in Europe and North America, expanding our activities in Eastern Europe and driving forward our selectively focused operations in Asia and Latin America. We will also be resolutely pursuing the globalization strategy of our hair salon business.

We intend to achieve growth primarily through the organic expansion of our businesses, and especially

Sales Development[1]

	2008
Change versus previous year	**1.5 %**
Foreign exchange	–2.7 %
After adjusting for foreign exchange	**4.2 %**
Acquisitions/divestments	–0.5 %
Organic	**4.7 %**

[1] Calculated on the basis of units of 1,000 euros

through the development and speedy launch of innovative products. We will nevertheless continue to consider appropriate acquisitions to supplement our organic growth strategy in both our branded consumer goods and our hair salon business.

As proponents of the proactive portfolio management approach, we also regularly scrutinize our businesses, disposing of non-strategic marginal activities as appropriate. 2008 therefore saw us part with brands in the USA and the UK which were considered to no longer be compatible with our core.

In our branded consumer goods business, we are focusing on the international expansion of our core businesses of hair cosmetics, body care, oral care and skin care. The emphasis in our hair cosmetics strategy is on further developing our leading umbrella brand Schwarzkopf and driving consumer-led innovation in the key product categories of colorants, hair care and styling. In our body care business, we intend to continue building on the momentum generated by the latest market successes achieved in Europe through our innovation offensive; in North America we are concentrating on the expansion of our core brand Dial and our Right Guard brands portfolio. In growing our successful skin care brand Diadermine, we will be concentrating on Europe, as we will in the further development of our oral care business. Our hair salon business, currently the number three in the world, is to be further strengthened with product innovations. Here, we also want to develop new regional potential on a selective basis. Our strategy of expanding and further strengthening our core businesses and key competences is aligned to the objective of achieving further, continuous improvements in profitability.

Sales and Profits

With organic sales rising by 4.7 percent, the Cosmetics/Toiletries business sector achieved expansion well above the growth rate of our markets. In nominal terms, sales increased by 1.5 percent to 3,016 million euros, despite the removal of marginal activities from our portfolio and negative foreign exchange impact. We once again succeeded in generating significant double-digit organic growth in the emerging markets, both with respect to our branded consumer goods business and in the hair salon segment.

We increased operating profit (EBIT) to 376 million euros. After adjusting for foreign exchange, operating profit was 4.1 percent above the prior-year figure, despite containing 7 million euros in expenses relating to the former Corporate Research division. Without this exceptional item, we increased return on sales by 0.2 percentage points to 12.7 percent. These encouraging results are due primarily to systematic cost saving measures, a substantial reduction in portfolio complexity, and successful innovations.

Return on capital employed (ROCE) increased by a further 0.8 percentage points to 17.5 percent. This is primarily attributable to a strict approach in reducing our net working capital.

Business Segments

Our highly successful *Hair Cosmetics* segment once again raised its market shares to new record levels with all three core businesses posting their best ever results.

Our colorants business was characterized by numerous innovations. The launch of our Coloriste brand, which provides natural, intensive high-gloss colors in just ten minutes, was an outstanding success. And the relaunch of the Brillance brand – the first colorant offering ten-carat diamond glossiness – added further impetus to results.

The substantial growth in sales of our Palette brand was driven by a number of new developments. Among others, the Palette Permanent Natural series met with great consumer response. And the new color mix technology of our Natural and Easy brand offering natural care and striking hair coloration also contributed to the gratifying results achieved.

In the hair care business, our two core brands Gliss Kur and Schauma performed very well. Gliss Kur was able to further extend its leading position in the core segment of intensive care with the launch of our innovative Cell Repair technology. The comprehensive relaunch of the Schauma brand in our core markets contributed to a substantial increase in sales and business value.

Within the category served by our styling segment, our Taft brand is the clear market leader in Europe. Taft Power and Power with Cashmere Touch, the first line for dry and damaged hair, both performed very well within this business, while the trend-setting styling brand Göt2b made a significant impact with a range of new lines such as Göt2b magnetik.

Our *Body Care* business performed well, due in part to achievements under our Fa brand with the innovative series Fa Rice Dry – the first deodorant with rice extract – augmented by the relaunch of the highly popular Fa Yogurt range. Growth was also supported by the expansion of our Natural series.

We have been driving forward our Dial brand business with the introduction of various new lines and the launch of the first body wash series in the USA to feature yogurt proteins, expanding market share in the process. The new, natural body care brand Pure & Natural has also made a very good start. In the deodorant segment, we launched our high-performance Professional Strength series under Right Guard and the Clinical range under Dry Idea.

The biggest contribution to the *Skin Care* business was made by the Diadermine brand with an extension to its Age ExCellium premium line, and the addition to its Lift+ line of the preventative anti-wrinkle cream Lift+ Anti-Oxidants.

The good results generated in the growing *Oral Care* business were again achieved on the basis of our core Theramed brand. This reporting period saw the introduction of Theramed 2in1 OxiWhite for exceptional teeth whiteness and fresh breath.

In the *Hair Salon* business, Schwarzkopf Professional was able to expand its worldwide market position by once again posting strong growth. Much of our success was due to innovations adding further impetus to the market. In the coloration segment, for example, we introduced Igora Absolutes, the first high-fashion range of colorants offering 100 percent gray coverage. The further rollout of the Blond Me brand extended its run of success, and with Color Save and Sensitive under the Bonacure brand in the care segment, we were able to offer the first care series for long-lasting color protection and sensitive scalps respectively. We launched a new brand in the fourth quarter in the form of Essensity. In all the care, styling and coloration products in this line, we have essentially replaced the synthetic ingredients with natural components. The Essensity range is the first to offer a successful combination of product performance and natural ingredients in each of these three categories.

Capital Expenditures

At the core of the "Global Excellence" program are measures for optimizing our structures and processes. The actions taken are making a significant contribution to partially offsetting the rapid rise in raw material, packaging and energy prices. Total expenditures on property, plant and equipment amounted to 84 million euros in 2008 compared to 69 million euros in the previous year.

Outlook

Given the adversity of the current economic climate, we expect 2009 to bring a decline in the growth dynamics exhibited by the cosmetics/toiletry markets of relevance to us.

Within this environment, we intend to once again outperform our markets in 2009. Implemented cost-reducing measures, particularly those relating to the "Global Excellence" restructuring program will support the development of our operating profit.

We see opportunities arising from the further development of our Schwarzkopf megabrand and in the resolute pursuit of our ongoing innovation offensive. We see risks arising from a further increase in competition within our already highly combative markets, particularly in Western Europe and North America. Additional risks may arise from the impact of the global recession on consumer demand for cosmetics and toiletries.



Driving Change



Achieve our full business potential
Winning Culture
Focus more on our customers
Strengthen our global team

Adhesive Technologies is a world leader in its field, offering global presence, a broad technological base, strong brands and experienced employees. We intend to achieve our full business potential by resolutely utilizing the opportunities that exist for growth. To this end, we are working on further extending and deepening our already close customer relationships, because collaboration with leading customers generates innovations capable of changing and expanding the market. At the same time, we are investing around the world in consolidating the foundation for our success, namely the skills and capabilities of our employees and the efficiency of our processes.

Sales


in million euros
6,000
4,500
3,000
1,500
0
4,237
5,008
5,510
5,711
6,700
2004
2005
2006
2007
2008

Key Financials[1]

in million euros	2007	2008	+/–
Sales	5,711	6,700	17.3 %
Proportion of Henkel sales	43 %	47 %	4 pp
Operating profit (EBIT)	621	658	6.0 %
Return on sales (EBIT)	10.9 %	9.8 %	–1.1 pp
Return on capital employed (ROCE)	16.9 %	10.0 %	–6.9 pp
EVA®	253	–132	–152 %

[1] Calculated on the basis of units of 1,000 euros — pp = percentage points

- » **Acquisition of the National Starch businesses successfully closed on April 3, 2008**
- » **Organic sales growth of 1.3 percent**
- » **Operating profit increased to 658 million euros**
- » **EBIT margin of 9.8 percent**
- » **Market-related downturn in the fourth quarter**

Economic Environment and Market Position

Our market for adhesives, sealants and surface treatment products in 2008 amounted to around 48 billion euros. In the course of the last few years, this global sector has consistently grown by between 3 and 4 percent a year; however, in the second half of 2008, we observed a growth slowdown in the wake of the global financial and economic crisis. Developments in the individual market segments and regions were once again mixed. The emerging markets continued to register significantly above-average growth rates in which we also participated thanks to our strong position in these regions. However, here too market growth flattened toward the end of the year, and by the fourth quarter every region was suffering the effects of the downturn.

Certain long-term megatrends are, however, expected to continue to support the growth of the adhesives markets going forward. Increasing consumption in the emerging economies is leading to higher adhesive usage; and the ongoing need for energy efficiency and carbon dioxide reduction is adding growth impetus to our markets. For example, the increased use of lightweight construction materials and also thermal insulation measures in buildings makes the employment of modern adhesive systems increasingly necessary.

The unique breadth of our product portfolio, now further strengthened through the acquisition of the National Starch businesses, has given us leading positions on both the global scale and also in our separate regions. And having once again generated organic growth above the market average in 2008, we have succeeded in further expanding our market shares.

World Market for Adhesives, Sealants and Surface Treatment Products


Craftsmen and Consumers 20 %
Industry 49 %
Building Adhesives 31 %

Sales Development[1]

	2008
Change versus previous year	**17.3 %**
Foreign exchange	–4.8 %
After adjusting for foreign exchange	**22.1 %**
Acquisitions/divestments	20.8 %
Organic	**1.3 %**

[1] Calculated on the basis of units of 1,000 euros

Business Activity and Strategy

The Adhesive Technologies business sector serves a wide range of user groups with a comprehensive range of technologies comprising adhesives, sealants and surface treatment products.

In the *Adhesives for Craftsmen and Consumers* business, we serve private households, schools, offices, do-it-yourselfers and professional tradespeople. We offer a wide range of adhesives and sealants for refurbishment and home construction applications, including our Pattex power adhesives, Sista sealants and Metylan home decoration products. For applications in home, school and office, we offer adhesives under our international Loctite and Pattex brands, also glue and correction products under the Pritt brand.

In the *Building Adhesives* business, we focus on products and system solutions for professional craftsmen working in construction-related trades. These include tiling, humidity protection and thermal insulation products, distributed under the Ceresit brand. Flooring adhesive systems are marketed internationally under the well-known Thomsit brand.

Our business involving industrial customers from a wide range of different sectors is divided into three strategic business units.

Our *Packaging, Consumer Goods and Construction Adhesives* business has been permanently strengthened by the acquisition of the National Starch operations. Here, our customers can rely not only on our Technomelt adhesives but also hotmelt adhesives under the Dispomelt brand taken over from National Starch. We also offer high-performance laminating adhesives for the manufacture of composite films for food packaging under the Liofol brand. Our brands Adhesin for the paper industry and Dorus for the woodworking industry likewise offer the twin benefits of quality and outstanding product properties.

Our product portfolio in the *Specialty Adhesives and Surface Treatment* business encompasses our Loctite range for industrial maintenance, repair and overhaul, our Teroson sealants and also, for example, our industrial cleaners under the P3 brand. Our customers are manufacturers from a wide range of segments including the automotive, aircraft and household appliance industries. In the metal fabrication and processing field, we were able to expand our product range through the addition of the high-performance lubricants under the Acheson brand acquired with the National Starch businesses.

Our *Electronics* business has also been significantly strengthened and expanded through the merging of the Henkel and National Starch operations. Our customers from the electronics industry use our range of high-tech adhesives under the brands Hysol and Ablestik and also soldering pastes from Multicore in the manufacture of microchips and printed circuit boards.

The Adhesive Technologies business sector serves a broad range of different customer groups and industries around the world. Since we have at our disposal a wide technology portfolio, we can offer a tailored selection of services capable of creating optimized customer benefits. Our high level of diversification enables us both to participate immediately in new growth trends and to compensate for any downturns in activity encountered in individual markets. This provides us with a good basis for sustainable and stable growth.

The factors governing the success of the various operations that make up the business sector differ substantially, necessitating a diverse range of management and control instruments and strategies.

In the case of branded products for private consumers sold via the retail trade, particular emphasis is placed on distribution and brand management with the associated advertising and point-of-sale activities. With our leading brands and often high market shares, we occupy good positions right across the board.

In the case of our industrial customers, we distinguish between two major categories of business. In our volume operations (involving, for example, packaging adhesives), our primary aim is to further increase profitability through the effective use of economies of scale and strict cost management. As a leading supplier in the relevant segments, Henkel has a very good platform to work from. With respect to our specialty product businesses for industrial applications (for example, products for the electronics industry), the focus is on providing customer-specific solutions backed up by appropriate support and advisory services. Our many years of close contact,with our customers, and our detailed knowledge of their requirements provide us with a viable basis for sustainable business success in this regard.

We intend to further expand our strong positions in the regions of Eastern Europe, Asia, Latin America and Africa/Middle East in order to harness even more effectively the dynamics of these growth regions, and to selectively fill identified white spots in our regional structure. The acquisition of the National Starch businesses has substantially strengthened our position, particularly in Asia, and successful business models are now being transferred between the growth regions.

As part of our proactive portfolio management approach, we regularly scrutinize our businesses with the specific view of divesting any non-strategic marginal activities. In January 2008, for example, we sold our industrial water treatment business to BK Giulini, Ludwigshafen, a subsidiary of Israel Chemicals Limited (ICL).

We endeavor to maintain high innovation rates while gaining and retaining innovation leadership in all our business segments in order to achieve sustainable, profitable sales growth. Innovations serve to distinguish us from our competition and to increase our earning power. Identifying individual user requirements provides us with a solid basis for the development of new, market-aligned problem solutions. For this reason, forging close contacts with our customers at all levels of our organizations is one of our particular priorities. With reallocation of the Group's Corporate Research activities, we have expanded the development capacities of all Henkel's business sectors in order to enhance our ability to develop solutions focused on market and customer demands.

Following the rapid acquisition-led expansion of our business over the last few years, our priority going forward will be on achieving profitable organic growth. In order to achieve this, we intend to fully utilize the improvement in our position as a supplier in the various market segments and to fully utilize the synergies that derive from the acquisition of the National Starch businesses.

Sales and Profits

In the year under review, the Adhesive Technologies business sector increased sales by 17.3 percent to 6,700 million euros. This rise is primarily attributable to the acquisition of the National Starch businesses. After adjusting for foreign exchange and acquisitions and divestments, organic growth amounted to 1.3 percent. Posting double-digit percentage increases, our growth regions of Eastern Europe, Africa/Middle East, Latin America and Asia once again performed very well. Due to the rapidly deteriorating conditions encountered in the mature markets of Western Europe and North America, sales in these regions were below the prior-year levels.

Operating profit improved by 6.0 percent to 658 million euros. After adjusting for foreign exchange, profit growth came in at 10.8 percent. Included in this figure are charges of 36 million euros relating to the integration of the National Starch businesses and also costs incurred by the former Corporate Research division of 10 million euros. We were confronted in the course of the year with a substantial rise in average raw material prices. Despite implementing price increases of our own and modifying our formulations, we were unable to fully offset the ensuing increase in costs. Declining markets in Europe and North America also had a negative effect on our profitability. As a consequence, return on sales decreased by 1.1 percentage points to 9.8 percent. After adjusting for the reassigned research and development costs, return on sales was 10.0 percent.

Return on capital employed (ROCE) decreased by 6.9 percentage points to 10.0 percent, primarily as a result of the acquisition of the National Starch businesses.

Business Segments

In the *Adhesives for Craftsmen and Consumers* business, we once again posted a slight increase in sales despite the difficult conditions prevailing in major craftsmen markets within Western Europe, and despite the real estate crisis in North America. This success was due to good performance in the regions of Eastern Europe and Latin America. While demand for paper glues and correction products weakened slightly, our bonding adhesives under the Pattex brand and the launch of a number of innovations in the Loctite instant adhesives range contributed to growth. We were able in particular to profitably expand our business with the introduction of Loctite Flex Gel.

The growth of our *Building Adhesives* business continued unabated. With substantial double-digit rates of expansion, the biggest boost came from Eastern Europe and Africa/Middle East. The market in Western Europe, on the other hand, continued to decline. Aside from tile adhesives, our product systems for thermal insulation in buildings again exhibited dynamic growth.

The *Packaging, Consumer Goods and Construction Adhesives* business was significantly strengthened as a result of the acquisition of the National Starch operations. However, even without this influence, we were able to increase sales compared to the previous year. In particular, we generated expansion through both our Liofol adhesives for flexible packaging and our adhesives for consumer goods, with our innovative hotmelts under the Technomelt Supra brand adding further momentum. However, our operations involving the graphic arts industry and the paper-converting sector performed less well.

Our *Specialty Adhesives and Surface Treatment* business also showed mixed developments with the overall results slightly below those of the previous year due to prevailing market conditions. As expected, there was a decline in our automotive business and also – due to a prevailing reluctance to invest – in our operations serving manufacturers of durable consumer goods. We selectively combated these developments with the launch of new products such as TecTalis, an innovative metal pre-treatment product. Our business with products for industrial maintenance, repair and overhaul under the Loctite brand again underwent expansion in 2008. As a result of the acquisition of the National Starch businesses, we were able to substantially expand our market position with respect to the metals industry, with Eastern Europe and Asia-Pacific exhibiting particularly strong growth.

The *Electronics* business likewise benefited substantially from the merger with the National Starch operations. Consumer reluctance to purchase new electronic products had an adverse effect on the sector as a whole, resulting in our business volumes easing somewhat overall, despite the encouraging performance of products used in the assembly of printed circuit boards.

Capital Expenditures

2008 saw a continuation of our investment strategy from the previous years, which is geared toward the expansion of our Eastern European sites manufacturing building adhesives. We also further expanded our production capacity in the growth markets of Asia. We are additionally supporting the integration of the National Starch businesses around the world with appropriate capital expenditure measures. In fiscal 2008, this resulted in an increase in our capital expenditures on property, plant and equipment to 201 million euros, compared to 197 million euros in the previous year.

Outlook

Due to the extraordinary nature of the current economic climate, market development forecasts have become difficult. Given the – in some cases – substantial decline undergone by important market segments toward the end of 2008, we anticipate that the market as a whole will contract in 2009. Performance in the growth regions is likely to be better than that exhibited in the mature markets. In the case of Europe and North America, our current expectation is for the persistence of the difficult situation affecting a number of important market segments.

Overall, we expect prices for raw materials and packaging to decrease.

Our objective in 2009 is again to outperform our markets. The synergies arising from the integration of the National Starch businesses and the improvements in our cost structure brought about by the economies implemented in 2008 as part of the "Global Excellence" program will support the development of our operating profit.

We see opportunities arising primarily in the further substitution of conventional mechanical fastening and joining techniques by adhesive bonding systems, and in positive market dynamics in the growth regions. Additional opportunities are likely to arise as we harness the growth momentum emanating from the acquisition of the National Starch businesses. We envisage risks arising primarily from a further deterioration in the underlying economic conditions, which may also result in individual customers and suppliers ceasing business.

Risk Report

Opportunity and Risk Management System

At Henkel, the **risk management system** is an integral component of the comprehensive planning, control and reporting regime practiced in the individual companies, in our business sectors and at corporate level. The principles, processes and responsibilities relating to risk management are defined in a corporate standard that is binding throughout the Group. The implemented regulations and systems are the subject of regular external and internal checks and audits. The findings of such activities are taken into consideration as we continuously further develop our guidelines and systems.

At Henkel, therefore, risk management is performed on a holistic, integrative basis involving the systematic assessment of all opportunities and risks identified as likely to affect our businesses. We understand risk as being a negative deviation from a financial target or KPI resulting from an event or change in circumstances. As opportunity and risk are essentially the two sides of entrepreneurial endeavor, opportunities generally arise from a complementary view of the risk structure. Consequently, we are able both to minimize potential exposure at an early stage and effectively exploit identified opportunities.

The additional **risk reporting process**, performed annually, begins with identifying risks using checklists based on predefined operating risk categories (e.g. procurement and production) and predefined functional risk categories (e.g. information technology and human resources). The results are evaluated in a two-stage process according to occurrence likelihood and potential loss. The material limit applied is risk of a potential loss upward of one million euros. We initially determine the gross risk and then, in a second stage, the net risk after taking into account our countermeasures. Initially, risks are recorded on a decentralized basis by our affiliated companies, coordinated by our regional officers. The locally collated risks are then examined by the experts in the business sectors and corporate functions, discussed in the appropriate management committees and finally assigned to a segment-specific risk inventory. Opportunities are registered and assessed in a similar manner. Corporate Controlling is responsible for coordinating the overall process and also the aggregation and analysis of the inventorized risks and opportunities. All the opportunity and risk management procedures are supported by an intranet-resident database to ensure transparent communication throughout the entire corporation. Within the framework of their 2008 audit of the financial statements, the auditors examined the structure and function of our opportunity and risk management system, confirming its adequacy and regulatory compliance.

Risk Management System


Laundry & Home Care
Cosmetics/ Toiletries
Adhesive Technologies
Corporate Functions (HR, IT ...)
Regional Officer 1
Regional Officer 2
Regional Officer 3
Regional Officer ...
Corporate Controlling: Coordination/Analysis

Disclosure of Major Individual Risks

The following explains in more detail the individual risks identified within the main risk categories incorporated in the risk inventory. Relevant opportunities are described in the "Outlook for the Henkel Group" section on *page 71* and in the individual business sector summaries starting on *page 54*.

Economic and sector-specific risks: We see an increasing threat to sales volumes and revenues arising from the recession in North America and Europe. Moreover, weakening market growth in both the consumer goods and the industrial segments coupled with increasing competition continue to give rise to risk (for an appraisal of the underlying economic conditions, please see *page 71* under "Outlook for the Henkel Group"). Here we are currently observing a process of consolidation within the retail trade, resulting in increased pressure with respect to both prices and terms of business. We are therefore focusing on achieving a continual increase in our brand value and are committed to developing further innovations. We see innovative products as enabling us to differentiate ourselves from the competition, a significant prerequisite for the continued success of our company.

Procurement market risks: Despite the easing of the raw material markets in the fourth quarter of 2008, we see risks arising on the procurement side from unforeseen price rises with respect to important raw materials and packaging resources, and generally anticipate a continuing high level of raw material price volatility. We are combating such risks through the proactive management of our vendor portfolio and the establishment of a globally engaged, cross-divisional sourcing function. We enter into strategic partnerships with vendors of important and price-sensitive raw materials in order to minimize the concomitant price risks. We are also working hard within interdisciplinary teams (Research and Development, Supply Chain Management and Purchasing) in order to devise alternative formulations and different forms of packaging that will enable us to respond to unforeseen fluctuations in raw material prices. Due to the risk of non-availability of important raw materials, we operate a strict policy of independence from individual vendors so as to better secure the constant supply of the goods and services that we require. The basis for our successful risk management approach in this domain is a comprehensive procurement information system that ensures permanent transparency of our purchasing volumes.

Production risks: Risks in the field of production arise in the Henkel case primarily from the occurrence of capacity bottlenecks and also the possibility of operational interruptions, especially at single-source sites. The negative effects of possible production outages can be offset through flexible production control and appropriate insurance policies where economically viable. Generally, risks in the field of production are minimized by ensuring a high level of employee qualification, establishing clearly defined safety standards and carrying out regular plant and equipment maintenance. Decisions relating to capital expenditures on property, plant and equipment are taken in accordance with defined, differentiated responsibility matrices and approval procedures in order to mitigate concomitant risk. These incorporate all the relevant specialist functions and are regulated in an internal corporate guideline requiring that such investments be analyzed in advance on the basis of a detailed risk appraisal. Further auditing and analytical procedures accompanying projects at the appraisal and implementation stage provide the basis for successful project management and effective risk reduction.

Information technology risks: The risks associated with our IT operations relate primarily to the potential for unauthorized access and data loss. Appropriate approval procedures, authorization profiles and defensive technologies are deployed in order to guard against such eventualities. Daily data back-up runs are conducted to shadow all critical databases, and the resultant files are transferred to another site. We also carry out regular restore tests. External attacks that took place in 2008 – for example in the form of hacking, spamming or viruses – were successfully repelled by the security measures implemented and therefore had no disruptive effect on our business processes. Moreover, Henkel has put in place a globally binding internal IT guideline to which our external service-providers are also bound. Major components of this code include measures for avoiding risk, and descriptions of escalation processes and best-practice technologies. Correct implementation is continuously monitored by our globally active Internal Audit function. In addition, our safeguards are examined for their efficacy and efficiency by external specialists.

Personnel risks: The future economic development of Henkel is essentially dependent upon the commitment and capabilities of our employees. We respond to the increasing competition for well-qualified technical and managerial staff by maintaining close contacts with selected universities and conducting special recruitment campaigns. We combat the risk of failing to retain valuable employees over the long term through specifically aligned personnel development programs. The basis for these is provided by attractive qualification and further training opportunities combined with performance-related compensation arrangements.

Financial risks: Under the influence of the general economic environment, Henkel is exposed not only to currency, interest rate and pension risks but also and increasingly to the risk of incurring bad debts.

Due to the strained financial situation in the automotive industry particularly – including its components suppliers – our **credit risk** has risen compared to previous years. We mitigate this exposure within the framework of our global credit policy through standardized procedures, a proactive credit management regime and the use of guarantees and payment default insurance policies. Aside from meticulous local vigilance, we also monitor our key customer relationships at the global level. Default and credit risks also arise in the case of financial investments such as cash at bank and the positive fair value of derivatives. However, such exposure is significantly limited by our Corporate Treasury specialists through selection of banks of good reputation with at least an A rating, and restriction of the amounts allocated to individual investments. More detailed information with respect to our credit risk can be found in AR *Note 42 starting on page 111.*

Risks arising from pension obligations relate to changes in interest rates, inflation rates, trends in wages and salaries, and changes in the statistical life expectancy of pension beneficiaries. The risks associated with our pension funds are constantly monitored and managed on the basis of risk and return criteria. Such risks are controlled as far as possible by structuring pension fund assets to match our pension obligations. Major pension funds are administered by external fund managers in Germany, the USA, the UK, Ireland and the Netherlands. The funds covering our pension obligations have been invested on the basis of asset-liability studies. The investments in Germany are structured such that the risks arising from interest rate changes affecting the level of pension liabilities are reduced by the expected return on the interest-bearing assets. In the event of adverse movements in the stock markets, the investments made in shares and funds negatively affect the performance of the pension assets. This risk is countered by ensuring the wide diversification of our investment portfolio. Risks in this respect are quantified using sensitivity analyses. Further information on the evaluation and management of risks arising from our pension obligations can be found in AR *Note 28 starting on page 101.*

Given the global alignment of our businesses, we are exposed to two types of **currency risk**. Transaction risks arise from exchange rate fluctuations causing changes in the value of future foreign currency cash flows. Transaction risks arising from our operating business are avoided primarily by the fact that we largely manufacture our products in those countries where they are also sold. Residual transaction risks on the operating side are proactively managed by Corporate Treasury. Its remit includes the ongoing assessment of specific currency risk and the development of appropriate hedging strategies. Because we strictly limit our potential losses, any negative impact on profits is restricted. The transaction risks arising from financial receivables and financial liabilities are hedged in full. The risks are predominantly mitigated by forward exchange contracts and currency swaps. Translation risks, on the other hand, emanate from changes to items on the balance sheet and income statement of a subsidiary caused by foreign exchange fluctuations and the effect these have on the translation of individual company financial statements into Group currency. The risks arising from the translation of sales and profits of subsidiaries in foreign currencies and from net investments in foreign entities are only hedged in exceptional cases.

The **interest rate risk** encompasses those potentially positive or negative influences on profits, shareholders' equity or cash flow in current or future reporting periods arising from changes in interest rates. The deployment of interest-bearing financial instruments with the objective of optimizing the net interest result for the Henkel Group constitutes an essential component of our financial policy. The maturity structure is controlled both by choosing appropriate fixed-interest periods for the underlying financial assets and financial liabilities affecting liquidity, and by using interest rate derivatives. The interest rates on the bond for 1 billion euros issued by Henkel in May 2003 and on the hybrid bond for 1.3 billion euros issued by Henkel in November 2005 were both converted in full from fixed to floating using interest rate swaps. As the bonds and interest rate swaps are in a formally documented hedge accounting relationship, the measurement of the bonds and the measurement of the interest rate swaps match in practical terms. Depending on interest rate expectations, Henkel also protects itself against short-term increases with additional interest rate caps and forward rate agreements.

Liquidity risk describes the ability of a company to meet its financial obligations at any given time. At Henkel, this risk can be regarded as extremely low due to the fact that we are able to call upon long-term financing instruments and additional liquidity reserves in the form of permanently secured credit lines.

The basis of our currency, interest rate and liquidity risk control capability is provided by the treasury guidelines introduced by the Management Board, which are binding on the entire corporation. Defined in these are the targets, principles, accountability and competences of Corporate Treasury. They describe the fields of responsibility and establish the distribution of these responsibilities between the corporate level and our subsidiaries. The Management Board is regularly and comprehensively informed of all major risks and of all relevant hedging transactions and arrangements. Additional information on **financial risk management** can be found in AR *Note 42 starting on page 111.*

Legal risks: As a globally active corporation, we are also exposed in the course of our ordinary business activities to a range of risks relating to litigations and other proceedings or actions in which we are currently involved or may become involved in the future. These include, in particular, risks arising from the fields of product liability, product deficiency, laws relating to competition and monopolies, the infringement of proprietary rights, and environmental protection. The possibility cannot be discounted that the final decisions taken in some of these litigations and proceedings may go against us.

We counteract legal risks by issuing corresponding binding guidelines and codes of conduct and by instituting appropriate training measures. We address current actions and potential litigation risk by maintaining constant contacts between the corporate legal department and local attorneys, and also through our separate reporting system. For certain legal risks, we have taken out insurance policies that are standard for the industry and that we consider to be adequate. We form provisions for litigations to the extent that it is likely in our estimation that obligations may arise which are either excluded from or not fully covered by our insurance policies and where a reasonably accurate estimate of the potential loss is possible. However, predicting the results of actions is beset with considerable difficulties, especially in cases in which the claimant is seeking substantial or unspecified damages. Given these imponderables, we are unable to predict what obligations may arise from such litigation. Consequently, major losses can arise from litigations and proceedings that are not covered by our insurance policies or our provisions.

We do not currently foresee risks arising from litigations or proceedings either pending or threatened that could have a material influence on our net assets, financial position or results of operations.

Overall Risk

At the time of writing this report, there are no identifiable risks relating to future developments that could endanger the existence either of the holding company or of the Group as a going concern. Our risk analysis indicates that the net assets, financial position and results of operations of the holding company and of the Group as a whole are not currently endangered either by individual risks or by the aggregated exposure arising from all risks combined. Moreover, such aggregation only takes into account the risk side of the equation without allowing for the positive effect that the opportunities may bring. The system of risk categorization undertaken by Henkel clearly indicates that the most significant exposure currently relates to the impact of economic uncertainty on sales volumes and revenues, and the associated financial risks, to which we are responding with the countermeasures described.

Outlook for the Henkel Group

World Economy

We anticipate that 2009 will be a year of marked recession.

We expect that the industrialized regions of Western Europe, North America and Japan will experience a decline in their overall economic performance based on the average for 2009. The emerging economies will also be affected with their growth rates declining accordingly. Despite the downturn, China and India are likely to undergo further expansion. In Russia, the financial crisis will have a dampening effect on growth.

We are more positive with respect to the development of raw material prices. Due to the bleak outlook for business activity, the price for crude oil in particular should remain appreciably below the 2008 level, based on the annual averages.

We anticipate that the US dollar will strengthen versus the euro as compared to the annual average for 2008.

Due to the expected decline in overall economic output in the USA and Western Europe, we expect short-term interest rates to remain low. The numerous fiscal policies introduced in order to expand business activity should, in our estimation, inject some small degree of momentum into the world economy.

Sector Development

We expect private consumption in the industrialized countries to stagnate. The reasons for this lie in continuing consumer reticence and the more restrictive credit conditions. We also expect the previously strong growth rates exhibited by the emerging markets to decline further.

We anticipate that the downturn on the industrial side will gradually bottom out toward the end of the year. In our estimate, however, there will be no increase in output in the industrialized countries over the year as a whole.

Overall, the automotive industry is likely to continue suffering from the worldwide recession in 2009. Structural problems and purchasing reluctance will have an adverse effect on this sector. Here again, the industrialized countries are expected to be more heavily impacted than the emerging economies in which production increases are still possible.

Within the electronics industry, we anticipate a decline in semiconductor production.

The situation is likely to be difficult for the packaging industry and also for the metals sector. Production in the industrialized countries is unlikely to move beyond stagnation point, while the emerging markets are expected to exhibit below-average growth based on a long-term comparison.

There is no sign of any improvement in the construction sector of the industrialized countries, while the emerging economies will benefit from a continuing requirement for infrastructure improvement.

Opportunities and Risks

Despite the expected recession in the industrialized countries, opportunities may well arise from the generally positive underlying conditions that still prevail in the emerging economies. Unlike in the case of the industrialized countries, we expect these to continue exhibiting growth, albeit at a lower rate. We also see opportunity emanating from our full pipeline of innovative products scheduled to be launched by all three of our business sectors this year. Positive effects are also likely to ensue both from a decline in raw material prices as compared to 2008, and from the momentum generated by our acquisition of the National Starch businesses. We likewise see opportunities arising from the effective implementation of our three strategic priorities as detailed in the section entitled "Strategy and Financial Targets 2012" on AR *pages 30 to 32*.

We see risks arising from the recession transferring to the emerging economies and the possibility of a lengthy phase of declining economic growth. Further risks lie in a resurgence of raw material price volatility and in a weakening US dollar. There are additional risks in further consolidation at the customer level and in the possibility of increasing competition, to which we would need to respond with a further increase in our market investments.

Further specific opportunities and risks are discussed in the individual business sector reports starting on AR *page 54*.

Sales and Profits Forecast: General Appraisal of Economic Developments Expected in 2009

We expect that the difficult market conditions prevailing in the real economy and also in the financial markets will continue during the remainder of 2009. The general economic climate and its further development are difficult to predict, hampering specific forecasts for the current financial year. As soon as our markets enable us to make properly reasoned assumptions, we will communicate quantified expectations.

Nevertheless, we are confident of outperforming our markets in terms of organic growth (i.e. growth after adjusting for foreign exchange and acquisitions/divestments). We have a solid competitive platform which, over the years, we have further underpinned and extended through our innovative strength, our strong brands, our leading market positions, and the quality of our portfolio.

We have introduced a number of measures on the operational side from which we expect positive momentum to develop. For example, we anticipate appreciable and sustainable contributions to earnings to emanate from our "Global Excellence" efficiency enhancement program, the synergies arising from the integration of the National Starch businesses and also our generally strict cost discipline. We also expect raw material prices to ease. All these factors will support the development of our operating profit (EBIT) and earnings per preferred share (EPS) – as adjusted in each case for one-time gains/charges and restructuring charges.

We will continue to focus on – and if necessary step up our efforts in – generating liquid funds; further reducing our net working capital therefore remains a high priority. In addition, our plans for acquisitions in fiscal 2009 have significantly decreased compared to 2008. We have also adapted our budget for capital expenditures on property, plant and equipment to the requirements of the current economic environment.

We have the right structures and have taken the necessary measures in order to enable us to cope with and overcome the currently adverse market conditions. We are confident that we will emerge from this difficult economic environment further strengthened.

Long-term Sales and Profits Forecast: Financial Targets for 2012

In placing our focus on our three strategic priorities, we have laid the foundation for future profitable growth.

We expect 2009 to be a year of marked recession but that the world economy will return to its long-term growth path with rates of expansion of 3 to 4 percent between 2010 and 2012.

Based on this assumption, we will be aiming in the coming years to achieve an average organic growth rate of 3 to 5 percent above the rate of growth of the overall market. Due to the expected savings emanating from the "Global Excellence" efficiency enhancement program, the synergies arising from the integration of the National Starch businesses and the numerous measures geared to achieving our full business potential, we are confident that, by 2012, we will also have met our targets of an adjusted[1] return on sales (EBIT) of 14 percent and an average annual increase in adjusted[1] earnings per preferred share (EPS) in excess of 10 percent per year.

Financial targets for 2012

Annual organic sales growth (average):

3–5 percent

Adjusted[1] return on sales (EBIT):

14 percent

Annual growth in adjusted[1] earnings per preferred share (average):

> 10 percent

Subsequent Events

Effective January 26, 2009 we completed the process of disposing of our production facility in Aurora, Illinois, USA. The assets held for sale disclosed in the present consolidated annual financial statements were duly transferred to the purchasing counterparty.

[1] Adjusted for one-time gains/charges and restructuring charges

Consolidated Financial Statements Subindex

Consolidated Statement of Income

in million euros	Note	2007	%	2008	%	Change
Sales	1	**13,074**	**100.0**	**14,131**	**100.0**	**8.1 %**
Cost of sales[1]	2	–7,013	–53.6	–8,190	–58.0	16.8 %
Gross profit		**6,061**	**46.4**	**5,941**	**42.0**	**–2.0 %**
Marketing, selling and distribution expenses[1]	3	–3,748	–28.6	–3,993	–28.3	6.5 %
Research and development expenses[1]	4	–350	–2.7	–429	–3.0	22.6 %
Administrative expenses[1]	5	–664	–5.1	–825	–5.8	24.2 %
Other operating income	6	109	0.8	160	1.1	46.8 %
Other operating charges	7	–64	–0.5	–75	–0.5	17.2 %
Operating profit (EBIT)		**1,344**	**10.3**	**779**	**5.5**	**–42.0 %**
Share of net profits of associates		88	0.7	83	0.6	–5.7 %
Gain from sale of investment in Ecolab Inc.		–	–	1,042	7.3	> 100.0 %
Net result from other investments		–4	–0.1	–2	0.0	–50.0 %
Investment result		**84**	**0.6**	**1,123**	**7.9**	**> 100.0 %**
Interest income		91	0.7	91	0.6	–
Interest expense		–269	–2.1	–366	–2.5	36.1 %
Net interest		**–178**	**–1.4**	**–275**	**–1.9**	**54.5 %**
Financial result	8	**–94**	**–0.7**	**848**	**6.0**	**> 100.0 %**
Earnings before tax		**1,250**	**9.6**	**1,627**	**11.5**	**30.2 %**
Taxes on income	9	**–309**	**–2.4**	**–394**	**–2.8**	**27.5 %**
Net earnings		**941**	**7.2**	**1,233**	**8.7**	**31.0 %**
– Attributable to minority shareholders	10	20	0.2	12	0.1	–40.0 %
– Attributable to shareholders of Henkel AG & Co. KGaA		921	7.0	1,221	8.6	32.6 %

[1] Restructuring charges in 2008: 663 million euros, of which 373 million euros cost of sales, 111 million euros marketing, selling and distribution expenses, 52 million euros research and development expenses, 127 million euros administrative expenses

Earnings per share (basic)

in euros	Note	2007	2008	Change
Ordinary shares	47	2.12	2.81	32.5 %
Non-voting preferred shares	47	2.14	2.83	32.2 %

Earnings per share (diluted)

in euros	Note	2007	2008	Change
Ordinary shares	47	2.12	2.79	31.6 %
Non-voting preferred shares	47	2.13	2.81	31.9 %

Additional voluntary information

in million euros		2007	2008
EBIT (as reported)		**1,344**	**779**
One-time gains		–8	–30
One-time charges[1]		–	48
Restructuring charges[2]		34	663
Adjusted EBIT		**1,370**	**1,460[3]**
Adjusted return on sales	*in %*	***10.5***	***10.3***
Gain from sale of investment in Ecolab Inc.		–	1.042
Adjusted financial result		**–94**	**–194**
Adjusted net earnings after minority interests		**941**	**945**
Adjusted earnings per preferred share	in euros	**2.19**	**2.19[3]**

[1] 2008 figure includes 36 million euros in charges arising from the integration of the National Starch businesses
[2] 2008 figure includes 504 million euros "Global Excellence", 142 million euros National Starch and 17 million euros ordinary activities
[3] Adjusted EBIT 1,495 million euros and adjusted earnings per preferred share 2.26 euros, both before amortization of intangible assets arising from the acquisition of the National Starch businesses

Consolidated Balance Sheet

Assets

in million euros	Note	2007	%	2008	%
Intangible assets	11	4,940	37.9	8,392	52.2
Property, plant and equipment	12	2,077	15.9	2,361	14.7
Investments in associates		*495*	*3.8*	*1*	–
Other investments		*33*	*0.3*	*23*	*0.1*
Financial assets	13	528	4.1	24	0.1
Other financial assets	14	66	0.5	172	1.1
Income tax refund claims		4	–	3	–
Other non-current assets	15	67	0.5	4	–
Deferred taxes	16	249	1.9	305	1.9
Non-current assets		**7,931**	**60.8**	**11,261**	**70.0**
Inventories	17	1,283	9.8	1,482	9.2
Trade accounts receivable	18	1,694	13.0	1,847	11.5
Other financial assets	19	170	1.3	575	3.6
Other current assets	20	315	2.4	256	1.6
Income tax refund claims		90	0.7	202	1.3
Liquid funds/Marketable securities	21	1,440	11.0	338	2.1
Assets held for sale	22	125	1.0	113	0.7
Current assets		**5,117**	**39.2**	**4,813**	**30.0**
Total assets		**13,048**	**100.0**	**16,074**	**100.0**

Shareholders' Equity and Liabilities

in million euros	Note	2007	%	2008	%
Subscribed capital	23	438	3.3	438	2.7
Capital reserve	24	652	5.0	652	4.1
Retained earnings	25	5,963	45.7	6,805	42.3
Gains and losses recognized in equity	26	–1,410	–10.8	–1,411	–8.8
Equity excluding minority interests		**5,643**	**43.2**	**6,484**	**40.3**
Minority interests	27	63	0.5	51	0.3
Equity including minority interests		**5,706**	**43.7**	**6,535**	**40.6**
Pensions and similar obligations	28	657	5.0	833	5.2
Long-term income tax provisions	29	100	0.8	177	1.1
Other long-term provisions	29	119	0.9	336	2.1
Long-term borrowings	30	2,304	17.7	2,402	14.9
Non-current financial liabilities	31	147	1.1	77	0.5
Other non-current liabilities	32	10	0.1	9	0.1
Deferred taxes	33	314	2.4	412	2.5
Non-current liabilities		**3,651**	**28.0**	**4,246**	**26.4**
Current income tax provisions	34	152	1.2	343	2.1
Other current provisions	34	763	5.9	866	5.4
Short-term borrowings	35	838	6.4	1,817	11.3
Trade accounts payable	36	1,477	11.3	1,678	10.5
Current financial liabilities	37	246	1.9	272	1.7
Other current liabilities	38	200	1.5	306	1.9
Income tax liabilities		15	0.1	11	0.1
Current liabilities		**3,691**	**28.3**	**5,293**	**33.0**
Total equity and liabilities		**13,048**	**100.0**	**16,074**	**100.0**

Consolidated Cash Flow Statement

See Note 48

in million euros	**2007**	**2008**
Operating profit (EBIT)	**1,344**	**779**
Income taxes paid	–305	–412
Amortization/depreciation/write-ups of non-current assets (excluding financial assets)	337	546
Net gains/losses on disposal of non-current assets (excluding financial assets)	–5	3
Change in inventories	–60	–78
Change in trade accounts receivable	81	108
Change in other receivables and miscellaneous assets	–24	60
Change in trade accounts payable	56	–36
Change in other liabilities and provisions	–103	195
Cash flow from operating activities	**1,321**	**1,165**
Purchase of intangible assets	–40	–20
Purchase of property, plant and equipment	–470	–473
Purchase of financial assets/acquisitions	–7	–3,708
Proceeds on disposal of subsidiaries and business units	93	57
Proceeds on disposal of other non-current assets	63	1,752
Realization of net investment hedge	4	119
Cash flow from investing activities/acquisitions	**–357**	**–2,273**
Henkel AG & Co. KGaA dividends	–211	–224
Subsidiary company dividends (to other shareholders)	–12	–8
Interest received	87	90
Dividends received	29	22
Interest paid	–314	–607
Dividends and interest paid and received	*–421*	*–727*
Change in borrowings	9	757
Other financing transactions	13	–10
Cash flow from financing activities	**–399**	**20**
Change in cash and cash equivalents due to movement in funds	**565**	**–1,088**
Change in cash and cash equivalents due to exchange rate movements	–54	–14
Change in liquid funds and marketable securities	**511**	**–1,102**
Liquid funds and marketable securities at January 1	929	1,440
Liquid funds and marketable securities at December 31	1,440	338

Consolidated Statement of Recognized Income and Expense

in million euros	2007	2008
Net earnings	**941**	**1,233**
Foreign exchange effects	–425	103
Financial instruments	–92	–100
Actuarial gains/losses	–7	–186
Share of net profits of associates		
Effects arising from the current financial year	–52	33
Elimination of cumulative foreign exchange effects since initial inclusion	–	–16
Other gains and losses recognized in equity	3	–
Gains and losses recognized directly in equity	**–573**	**–166**
Total earnings for the period	**368**	**1,067**
– Attributable to minority shareholders	15	16
– Attributable to shareholders of Henkel AG & Co. KGaA	353	1,051

Notes to the Consolidated Financial Statements: Statement of Changes in Equity

See Notes 23 to 27

in million euros	Ordinary shares	Preferred shares	Treasury stock	Capital reserve	Retained earnings	Gains and losses recognized in equity: Translation differences	Gains and losses recognized in equity: Financial instruments	Minority interests	Total
At January 1, 2007	**222**	**152**	**–128**	**652**	**5,490**	**–881**	**–20**	**60**	**5,547**
Distributions	–	–	–	–	–211	–	–	–12	–223
Sale of treasury stock	–	–	9	–	5	–	–	–	14
Net earnings	–	–	–	–	921	–	–	20	941
Foreign exchange effects	–	–	–	–	–	–417	–	–8	–425
Financial instruments	–	–	–	–	–	–	–92	–	–92
Increase in share capital out of corporate funds	38	26	–	–	–64	–	–	–	–
Actuarial gains and losses	–	–	–	–	–7	–	–	–	–7
Other gains and losses recognized in equity	–	–	–	–	–52	–	–	3	–49
At December 31, 2007/ January 1, 2008	**260**	**178**	**–119**	**652**	**6,082**	**–1,298**	**–112**	**63**	**5,706**
Distributions	–	–	–	–	–224	–	–	–8	–232
Sale of treasury stock	–	–	4	–	1	–	–	–	5
Net earnings	–	–	–	–	1,221	–	–	12	1,233
Foreign exchange effects	–	–	–	–	–	99	–	4	103
Financial instruments	–	–	–	–	–	–	–100	–	–100
Actuarial gains and losses	–	–	–	–	–186	–	–	–	–186
Other gains and losses recognized in equity	–	–	–	–	26	–	–	–20	6
At December 31, 2008	**260**	**178**	**–115**	**652**	**6,920**	**–1,199**	**–212**	**51**	**6,535**

Group Segment Report by Business Sector[1)]

See Note 46

in million euros	Laundry & Home Care	Cos-metics/ Toiletries	*Adhesives for Crafts-men and Consumers*	*Industrial Adhesives*	Total Adhesive Tech-nologies	Operating business sectors total	Corporate	Henkel
Sales 2008	**4,172**	**3,016**	**2,092**	**4,608**	**6,700**	**13,888**	**243**	**14,131**
Change from previous year	0.6 %	1.5 %	0.0 %	27.3 %	17.3 %	8.2 %	–	8.1 %
Proportion of Group sales	30 %	21 %	15 %	32 %	47 %	98 %	2 %	100 %
Sales 2007	4,148	2,972	2,091	3,620	5,711	12,831	243	13,074
EBITDA 2008	**551**	**427**	**281**	**593**	**874**	**1,852**	**–527**	**1,325**
EBITDA 2007	569	422	280	492	772	1,763	–82	1,681
Change from previous year	–3.0 %	1.1 %	0.5 %	20.4 %	13.2 %	5.1 %	–	–21.1 %
Return on sales (EBITDA) 2008	**13.2 %**	**14.1 %**	**13.5 %**	**12.9 %**	**13.0 %**	**13.3 %**	**–**	**9.4 %**
Return on sales (EBITDA) 2007	13.7 %	14.2 %	13.4 %	13.6 %	13.5 %	13.7 %	–	12.8 %
Amortization/depreciation and write-ups of trademark rights, other rights and property, plant and equipment 2008	**112**	**51**	**48**	**168**	**216**	**379**	**167**	**546**
of which impairment losses 2008	**58**	**35**	**4**	**33**	**37**	**130**	**23**	**153**
of which write-ups 2008	**–**	**–**	**–**	**–**	**–**	**–**	**–**	**–**
Amortization/depreciation and write-ups of trademark rights, other rights and property, plant and equipment 2007	110	50	50	101	151	311	26	337
of which impairment losses 2007	2	1	–	–	–	3	2	5
of which write-ups 2007	–	–	–	1	1	1	2	3
EBIT 2008	**439**	**376**	**233**	**425**	**658**	**1,473**	**–694[4)5)]**	**779**
EBIT 2007	459	372	230	391	621	1,452	–108	1,344
Change from previous year	–4.2 %	0.9 %	1.2 %	8.8 %	6.0 %	1.5 %	–	–42.0 %
Return on sales (EBIT) 2008	**10.5 %**	**12.5 %**	**11.1 %**	**9.2 %**	**9.8 %**	**10.6 %**	**–**	**5.5%**
Return on sales (EBIT) 2007	11.1 %	12.5 %	11.0 %	10.8 %	10.9 %	11.3 %	–	10.3 %
Capital employed 2008[2)]	**2,604**	**2,151**	**1,299**	**5,291**	**6,590**	**11,345**	**–24**	**11,321**
Capital employed 2007[2)]	2,752	2,236	1,277	2,403	3,680	8,668	76	8,744
Change from previous year	–5.4 %	–3.8 %	1.8 %	120.2 %	79.1 %	30.9 %	–	29.5 %
Return on capital employed (ROCE) 2008	**16.9 %**	**17.5 %**	**17.9 %**	**8.0 %**	**10.0 %**	**13.0 %**	**–**	**6.9 %**
Return on capital employed (ROCE) 2007	16.7 %	16.7 %	18.0 %	16.3 %	16.9 %	16.8 %	–	15.4 %
Capital expenditures (excl. financial assets) 2008	**169**	**103**	**137**	**3,624**	**3,761**	**4,033**	**36**	**4,069**
Capital expenditures (excl. financial assets) 2007	180	77	83	153	236	493	47	540
Operating assets 2008[3)]	**3,893**	**2,763**	**1,641**	**6,439**	**8,080**	**14,736**	**398**	**15,134**
Operating liabilities 2008	**1,154**	**819**	**423**	**1,451**	**1,874**	**3,847**	**422**	**4,269**
Net operating assets employed 2008[3)]	**2,739**	**1,944**	**1,218**	**4,988**	**6,206**	**10,889**	**–24**	**10,865**
Operating assets 2007[3)]	4,123	2,917	1,665	3,025	4,690	11,730	361	12,091
Operating liabilities 2007	1,234	873	453	909	1,362	3,469	285	3,754
Net operating assets employed 2007[3)]	2,889	2,044	1,212	2,116	3,328	8,261	76	8,337

[1)] Calculated on the basis of units of 1,000 euros

[2)] Including goodwill at cost prior to any accumulated amortization in accordance with IFRS 3.79b

[3)] Including goodwill at net book value

[4)] Distribution of restructuring charges for "Global Excellence" (504 million euros) and National Starch businesses (142 million euros) of 646 million euros by business sector as follows: Laundry & Home Care 189 million euros; Cosmetics/Toiletries 100 million euros; Adhesive Technologies 303 million euros; Corporate 54 million euros; the ordinary restructuring charges have been allocated to the operating business sectors

[5)] From Corporate 31 million euros Corporate Research expenses allocated to business sectors as follows: Laundry & Home Care 14 million euros; Cosmetics/Toiletries 7 million euros; Adhesive Technologies 10 million euros

Group Segment Report by Region[1]

See Note 46

in million euros	Europe/ Africa/ Middle East	North America (USA, Canada)	Latin America	Asia-Pacific	Regions total	Corporate	Henkel
Sales by location of company 2008	**8,863**	**2,700**	**780**	**1,545**	**13,888**	**243**	**14,131**
Change from previous year	4.5 %	5.6 %	12.8 %	40.1 %	8.2 %	–	8.1 %
Proportion of Group sales	63 %	19 %	5 %	11 %	98 %	2 %	100 %
Sales by location of company 2007	8,480	2,557	691	1,103	12,831	243	13,074
Sales by location of customer 2008	**8,798**	**2,668**	**791**	**1,631**	**13,888**	**243**	**14,131**
Change from previous year	4.8 %	4.9 %	11.6 %	38.0 %	8.2 %	–	8.1 %
Proportion of Group sales	62 %	19 %	6 %	11 %	98 %	2 %	100 %
Sales by location of customer 2007	8,397	2,543	709	1,182	12,831	243	13,074
EBITDA 2008	**1,184**	**388**	**86**	**194**	**1,852**	**–527**	**1,325**
EBITDA 2007	1,204	378	77	104	1,763	–82	1,681
Change from previous year	–1.6 %	2.6 %	11.8 %	86.9 %	5.1 %	–	–21.1 %
Return on sales (EBITDA) 2008	**13.4 %**	**14.4 %**	**11.0 %**	**12.6 %**	**13.3 %**	**–**	**9.4 %**
Return on sales (EBITDA) 2007	14.2 %	14.8 %	11.1 %	9.4 %	13.7 %	–	12.8 %
EBIT 2008	**962**	**299**	**66**	**146**	**1,473**	**–694[3][4]**	**779**
EBIT 2007	1,005	308	58	81	1,452	–108	1,344
Change from previous year	–4.3 %	–2.8 %	14.3 %	80.0 %	1.5 %	–	–42.0 %
Return on sales (EBIT) 2008	**10.9 %**	**11.1 %**	**8.5 %**	**9.4 %**	**10.6 %**	**–**	**5.5 %**
Return on sales (EBIT) 2007	11.9 %	12.1 %	8.4 %	7.3 %	11.3 %	–	10.3 %
Return on capital employed (ROCE) 2008	**23.8 %**	**5.6 %**	**13.5 %**	**9.6 %**	**13.0 %**	**–**	**6.9 %**
Return on capital employed (ROCE) 2007	30.4 %	7.3 %	13.7 %	11.4 %	16.8 %	–	15.4 %
Operating assets 2008[2]	**5,963**	**6,077**	**628**	**2,068**	**14,736**	**398**	**15,134**
Operating liabilities 2008	**2,480**	**597**	**160**	**610**	**3,847**	**422**	**4,269**
Net operating assets employed 2008[2]	**3,483**	**5,480**	**468**	**1,458**	**10,889**	**–24**	**10,865**
Operating assets 2007[2]	5,215	4,980	529	1,006	11,730	361	12,091
Operating liabilities 2007	2,447	560	130	332	3,469	285	3,754
Net operating assets employed 2007[2]	2,768	4,420	399	674	8,261	76	8,337

[1] Calculated on the basis of units of 1,000 euros

[2] Including goodwill at net book value

[3] Distribution of restructuring charges for "Global Excellence" (504 million euros) and National Starch businesses (142 million euros) of 646 million euros by region as follows: Europe/Africa/Middle East 424 million euros; North America 159 million euros; Latin America 15 million euros; Asia-Pacific 48 million euros; the ordinary restructuring charges have been allocated to the operating business sectors

[4] From Corporate 31 million euros Corporate Research expenses allocated to Europe/Africa/Middle East

In the operating business sectors, affiliated companies located in Germany, including the parent company, achieved sales in 2008 of 2,020 million euros (2007: 2,081 million euros) and reported intangible assets and property, plant and equipment at December 31, 2008 of 1,123 million euros (2007: 990 million euros).

The affiliated companies domiciled in North America reported intangible assets, property, plant and equipment at December 31, 2008 of 5,793 million euros (2007: 3,841 million euros).

Changes in Intangible Assets, Property, Plant and Equipment and Financial Assets

Cost

in million euros	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2007	**5,945**	**5,327**	**579**	**11,851**
Changes in the Group/Acquisitions	–2	–76	–31	–109
Additions	40	470	67	577
Disposals[1]	–86	–242	–61	–389
Reclassifications	16	–16	–	–
Translation differences	–489	–126	–8	–623
At December 31, 2007/January 1, 2008	**5,424**	**5,337**	**546**	**11,307**
Changes in the Group/Acquisitions	3,222	342	3	3,567
Additions	20	473	66	559
Disposals[1]	–41	–389	–662	–1,092
Reclassifications	6	–6	–	–
Translation differences	297	–44	78	331
At December 31, 2008	**8,928**	**5,713**	**31**	**14,672**
[1] of which assets held for sale 2008	–1	–188	–12	–201
[1] of which assets held for sale 2007	–65	–44	–	–109

Accumulated amortization/depreciation

in million euros	Intangible assets	Property, plant and equipment	Financial assets	Total
At January 1, 2007	**458**	**3,249**	**17**	**3,724**
Changes in the Group/Acquisitions	–5	–51	–	–56
Write-ups	–	–3	–	–3
Scheduled amortization/depreciation	56	279	–	335
Impairment losses	1	4	4	9
Disposals[1]	–19	–164	–3	–186
Reclassifications	1	–1	–	–
Translation differences	–8	–53	–	–61
At December 31, 2007/January 1, 2008	**484**	**3,260**	**18**	**3,762**
Changes in the Group/Acquisitions	–	–4	–	–4
Write-ups	–	–	–	–
Scheduled amortization/depreciation	95	298	–	393
Impairment losses	4	149	3	156
Disposals[1]	–39	–330	–14	–383
Reclassifications	–	–	–	–
Translation differences	–8	–21	–	–29
At December 31, 2008	**536**	**3,352**	**7**	**3,895**
[1] of which assets held for sale 2008	–	–169	–8	–177
[1] of which assets held for sale 2007	–	–17	–	–17

Net book value

in million euros	Intangible assets	Property, plant and equipment	Financial assets	Total
At December 31, 2008	**8,392**	**2,361**	**24**	**10,777**
At December 31, 2007	4,940	2,077	528	7,545

The impairment losses are allocated to the relevant functions.

General information

The consolidated financial statements of Henkel AG & Co. KGaA have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union.

The individual financial statements of the companies included in the consolidation are drawn up on the same accounting date as those of Henkel AG & Co. KGaA.

Members of the KPMG organization or other independent firms of auditors instructed accordingly have either audited the financial statements of companies included in the consolidation or, in exceptional cases, conducted a review of those financial statements. On January 30, 2009, the Management Board of Henkel Management AG – the personally liable partner of Henkel AG & Co. KGaA – approved the release of the consolidated financial statements to the Supervisory Board. The Supervisory Board is responsible for reviewing the consolidated financial statements and declaring whether it approves them.

The consolidated financial statements are based on the principle of historical cost with the exception that certain financial instruments are accounted for at their fair values. The Group currency is the euro. Unless otherwise indicated, all amounts are shown in million euros. In order to improve the clarity and informative value of the consolidated financial statements, certain items are combined in the balance sheet and in the statement of income and shown separately in the Notes.

Scope of consolidation

In addition to Henkel AG & Co. KGaA, the consolidated financial statements at December 31, 2008 include 11 German and 233 non-German companies in which Henkel AG & Co. KGaA has the power to govern the financial and operating policies, based on the concept of control. This is generally the case where Henkel AG & Co. KGaA holds, directly or indirectly, a majority of the voting rights. Companies in which not more than half of the shares are held are fully consolidated if Henkel AG & Co. KGaA has the power, directly or indirectly, to govern their financial and operating policies.

The composition of the Group has changed in the course of 2008 compared to the previous year. There were 64 companies included in the consolidated Group figures for the first time, 8 companies were merged and 17 companies are no longer consolidated. The financial investment in Ecolab Inc., St. Paul, Minnesota, USA, which has been accounted for using the at-equity method, was divested on November 18, 2008 (closing).

Acquisition of the National Starch businesses

On April 3, 2008, we acquired the Adhesives and Electronic Materials businesses belonging to the National Starch & Chemical Company following the takeover of the latter by Akzo Nobel. The purchase price according to the contract dated August 13, 2007, a so-called back-to-back agreement, was 3.7 billion euros (2.7 billion pounds sterling).

Due to the size and complexity of the transaction, the purchase price allocation of the acquisition in accordance with IFRS 3 "Business Combinations" has not yet been completed. The provisional difference determined for the purpose of this report is 2,903 million euros.

The still ongoing purchase price allocation process serves to finally assign the acquisition costs to the fair values of the assets, liabilities and contingent liabilities. Also taken into account in this regard are the fair values of previously unrecognized intangible assets assignable to the acquired activities, such as customer relationships, technologies, trademarks and brands. It should be noted that the purchase price allocation will lead to the recognition of hidden reserves and hidden charges in the assets, liabilities and contingent liabilities of the acquired businesses, and thus to expenses in the form of additionally accruing depreciation and amortization charges against income.

The table overleaf shows the reconciliation between the purchase price and provisional goodwill after deduction of the book values of the acquired assets and liabilities.

In November 2007, we entered into a cash flow hedge to mitigate the currency risk attached to the purchase price payable for the National Starch businesses. Settlement of this transaction in April 2008 gave rise to a fair value of –332 million euros. In compliance with the requirements of IAS 39, we have recognized this amount as a deduction in Group equity and have also deducted it from the purchase price as of April 3 in calculating the provisional difference.

The book values of the acquired assets and liabilities correspond to the figures in the audited opening balance sheets relating to the acquired activities as of April 3, 2008, to which the accounting and valuation methods of the Henkel Group were applied:

Reconciliation of purchase price with provisional goodwill as of April 3, 2008

in million euros	2008
Purchase price	3,676
Purchase price adjustment based on provisions of the sale agreement	173
Fair value of cash flow hedge	–332
Adjusted purchase price	3,517
Incidental acquisition costs	26
Cost of acquisition of the National Starch businesses	3,543
Book values of the acquired assets and liabilities	–640
Provisional difference	**2,903**
Customer relationships	289
Technologies	215
Trademarks and brands	98
Other intangible assets	61
Other assets and liabilities	3
Deferred taxes	–227
Provisional goodwill	**2,464**

The inclusion of the National Starch businesses had the following influence on the assets and liabilities of the Henkel Group:

Opening balance sheet as of April 3, 2008

in million euros	Book value	Adjustment	Fair value
Provisional goodwill	–	2,464	2,464
Other intangible assets	18	663	681
Property, plant and equipment	329	15	344
Financial assets	4	–	4
Other non-current assets	8	–	8
Deferred taxes	83	–	83
Non-current assets	**442**	**3,142**	**3,584**
Inventories	165	11	176
Trade accounts receivable	306	–	306
Other current assets	298	–	298
Liquid funds/Marketable securities	84	–	84
Current assets	**853**	**11**	**864**
Total assets	**1,295**	**3,153**	**4,448**
Net assets	**640**	**2,903**	**3,543**
Provisions for pensions and similar obligations	130	–	130
Other long-term provisions and non-current liabilities	27	–	27
Deferred taxes	44	227	271
Non-current liabilities	**201**	**227**	**428**
Other short-term provisions and current liabilities	153	23	176
Short-term borrowings	51	–	51
Trade accounts payable	250	–	250
Current liabilities	**454**	**23**	**477**
Total equity and liabilities	**1,295**	**3,153**	**4,448**

From April 3, 2008 to December 31, 2008, the acquired National Starch businesses contributed 1,204 million euros to Henkel Group sales. The contribution to net earnings made by these businesses over the same period, after adjusting for restructuring charges of 142 million euros, amounted to 23 million euros. If the acquired businesses had been consolidated as of January 1, 2008, Henkel sales in the reporting period from January 1 to December 31, 2008 would have increased by 1,609 million euros, and net earnings after tax would have been 31 million euros higher.

The purchase price and therefore the goodwill figure determined following provisional purchase price allocation essentially represents anticipated synergies arising from the integration of the National Starch businesses within the Henkel organization.

Other acquisitions and divestments

On January 11, 2008 Henkel sold Henkel Concorde S.A.S. and the entire industrial water treatment business to BK Giulini, Ludwigshafen. This measure was in accordance with our strategy of focusing on our core businesses and of shedding non-core activities as and when appropriate. BK Giulini is a subsidiary of Israel Chemicals Ltd. (ICL). The water treatment business, which was assigned to the Adhesive Technologies business sector, generated sales of around 52 million euros in 2007. The sale of the business yielded a profit of 8 million euros.

Sale of the investment in Ecolab

On November 12, 2008, Henkel successfully placed its 29.5 percent stake in the associated company Ecolab Inc., St. Paul, Minnesota, USA by way of a public offer for sale and a stock repurchase by Ecolab. The public offering closed on November 18, 2008 and the stock repurchase on November 19, 2008. A total of 72.7 million shares were sold. The sale proceeds were 1,712 million euros after deduction of transaction costs (30 million euros) and adjustment for negative foreign exchange effects (16 million euros).

Until the time of the sale, the shares in Ecolab were accounted for under "Financial assets" using the equity method at the appropriate proportion of its net assets (see also Notes 8 and 13, AR *pages 88/89 and 96/97*). In the consolidated financial statements, the sale proceeds were translated applying the exchange rate of 1.2465 US dollars/euro pertaining at the time of the transaction.

No business relationships of note existed between Ecolab and Henkel.

Calculation of gain from sale of Ecolab investment

in million euros	2008
Proceeds of sale	1,712
Book value of investment including items recognized in equity[1]	670
Gain from sale of investment	**1,042**

[1] Including 16 million euros recycled from equity per IAS 27.30, and currency translation adjustments of 16 million euros

Consolidation methods

The purchase method is used for the consolidation of capital. This method stipulates that, for business combinations, all hidden reserves and hidden charges in the company acquired are fully reflected at fair value and all identifiable intangible assets are separately disclosed. Any difference arising between the fair value of the net assets and the purchase price is recognized as goodwill. Companies acquired are included in the consolidation for the first time by offsetting the carrying amount of the parent company's investment in the subsidiary companies against their assets and liabilities. In subsequent years, the carrying amount of the parent company's investment in the subsidiary companies is eliminated against the current equity of the subsidiary companies.

All receivables and liabilities, sales, income and expenses, as well as intercompany profits on non-current assets or inventories supplied by other companies in the Group, are eliminated on consolidation. Intra-Group supplies are effected on the basis of market or transfer prices.

Currency translation

The financial statements of the consolidated companies included in the consolidation, including the hidden reserves and hidden charges of Group companies recognized under the purchase method, and also goodwill arising on consolidation, are translated into euros using the functional currency method outlined in IAS 21. The functional currency is the main currency in which the foreign company generates funds and makes payments. As the functional currency for all the companies included in the consolidation is the local currency of the company concerned, assets and liabilities are translated at closing rates, while income and expenses are translated at the average rates for the year, based on an approximation of the actual rates at the date of translation. The differences arising from using average rather than closing rates are taken to equity and disclosed under other gains and losses recognized in equity, without affecting earnings.

Foreign currency accounts receivable and payable are translated at closing rates. For the main currencies in the Group, the following exchange rates have been used based on one euro:

Currency

		Average exchange rate		Closing exchange rate	
	ISO Code	2007	2008	2007	2008
British pounds	GBP	0.68	0.80	0.7334	0.9525
Swiss francs	CHF	1.64	1.59	1.6547	1.4850
Japanese yen	JPY	161.20	152.56	164.9300	126.1400
US dollars	USD	1.37	1.47	1.4721	1.3917

Our treatment with respect to the major transactions undertaken in the year under review was as follows:

- We valued and converted the acquisition of the National Starch businesses using the closing rates pertaining as of the date of the acquisition.
- We valued and converted the proceeds from our divestment of Ecolab Inc. using the closing rates pertaining as of the closing date of the public offering.

Accounting estimates and assumptions

Preparation of the consolidated financial statements is based on a number of accounting estimates and assumptions. These have an impact on the reported amounts of assets, liabilities and contingent liabilities at the balance sheet date and the disclosure of income and expenses for the reporting period. The actual amounts may differ from these estimates.

The accounting estimates and their underlying assumptions are continually reviewed. Adjustments and restatements with respect to accounting estimates are recognized in the period in which the change takes place where such change exclusively affects that period. A change is recognized in the period in which it occurs and in later periods where such change affects both the reporting period and subsequent periods. The judgments of the Management Board regarding the application of those IFRSs which have a significant impact on the consolidated financial statements are presented in the explanatory notes on taxes on income (Note 9), intangible assets (Note 11), pensions and similar obligations (Note 28), derivatives and other financial instruments (Note 42) and share-based payment plans (Note 43).

Accounting standards not applied in advance of their effective date

The following interpretations and revisions to existing standards of possible relevance to Henkel, which have since been adopted into EU law (endorsement mechanism) but are not yet effective, have not yet been applied:

- In January 2008, the International Accounting Standards Board (IASB) issued a revision of International Financial Reporting Standard (IFRS) 2 "Share-based Payment". This revision restricts the definition of vesting conditions to include only service conditions and performance conditions. It also stipulates that the accounting rules relating to early termination of a plan apply irrespective of whether the plan is terminated by the entity itself or another party. The amendments are applicable for financial years beginning on or after January 1, 2009, with earlier application permitted.
- In September 2007, the IASB issued a revision of International Accounting Standard (IAS) 1 "Presentation of Financial Statements: A Revised Presentation". This replaces the version issued in 2005. The purpose of the revision is to improve the ease of the analysis and comparability of annual financial statements for their users. IAS 1 stipulates the principles for the presentation and structure of financial statements. It also specifies the minimum requirements governing the content of financial statements. The new standard is applicable for financial years beginning on or after January 1, 2009, with earlier application permitted.
- In March 2007, the IASB issued a revision of the standard IAS 23 "Borrowing Costs". This requires the capitalization of borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying asset. An asset is deemed to qualify where it necessarily takes a substantial period of time to get it ready for its intended use or sale. The standard is to be applied prospectively to borrowing costs relating to qualifying assets which are capitalized on or after January 1, 2009.
- In February 2008, the IASB issued amendments to IAS 32 "Financial Instruments: Presentation" and to IAS 1 "Presentation of Financial Statements – Puttable Financial Instruments and Obligations Arising on Liquidation". The amendments primarily relate to the classification of certain types of financial instruments as equity or a financial liability. It also requires the inclusion of additional notes to the financial statements detailing those financial instruments affected by this classification requirement. The amendments are applicable for financial years beginning on or after January 1, 2009, with earlier application permitted.
- In May 2008, the IASB issued its first collective standard "Improvements to IFRSs" aimed at implementing minor changes to existing IFRS standards. This standard proposes changes to 20 IFRS standards. The first part relates to accounting changes for presentation, recognition or measurement purposes. The second part contains amendments comprised of terminology or editorial changes only. Unless otherwise stipulated in the standard, the amendments are applicable for financial years beginning on or after January 1, 2009, with earlier application permitted.
- The amendments stipulated in IFRS 1 and IAS 27 "Cost of an Investment in a Subsidiary, Jointly-Controlled Entity or Associate" relate to the first-time application of IFRSs and have no relevance for Henkel.
- International Financial Reporting Interpretations Committee interpretation IFRIC 13 "Customer Loyalty Programmes" relates to the recognition and measurement of such customer loyalty programs in which generally customers are awarded points (loyalty award credits) that allow them to obtain goods or services free of charge or at discounted prices from the seller or a third party. According to IFRIC 13, the proceeds from the sale have to be divided into two components. One part of the revenue is assigned to the actual sale transaction giving rise to the award credits. The other part is assigned to the future transaction resulting from redemption of the award credits. The portion of the proceeds allocated to the goods

already sold or service already performed is to be recognized in profit or loss. The portion of the revenue attributable to the award credits is regarded as deferred and recognized as a liability in the sense of a payment in advance until the award credits are redeemed by the customer and the related obligation has been fulfilled. The interpretation is applicable for financial years beginning on or after July 1, 2008, with earlier application permitted.

These interpretations and standards will be applied by Henkel from fiscal 2009 or later. We expect the future application of IFRIC 13 and the changes to the aforementioned standards not to have a significant impact on the presentation of the financial statements.

In 2008, the IASB issued the following standards or interpretations of and amendments to standards of relevance to Henkel which still have to be adopted in EU law (endorsement mechanism) before they become applicable:

» Revised IFRS 3 "Business Combinations"
» Revised IAS 27 "Consolidated and Separate Financial Statements"
» Amendment to IAS 39 "Eligible Hedged Items – Amendment to IAS 39 Financial Instruments: Recognition and Measurement"
» IFRIC 15 "Agreements for the Construction of Real Estate"
» IFRIC 16 "Hedges of a Net Investment in a Foreign Operation"
» IFRIC 17 "Distributions of Non-cash Assets to Owners"
» IFRIC 18 "Transfers of Assets from Customers"

These interpretations and standards will be applied by Henkel from fiscal 2009 or later. We expect the future application of IFRIC 15–18 and the changes to the aforementioned standards not to have a significant impact on the presentation of the financial statements.

Notes to the Consolidated Statement of Income

(1) Sales and principles of income realization

Sales comprise sales of goods and services less sales deductions. Sales are recognized once the goods have been delivered or the service has been performed. In the case of goods, this coincides with the physical delivery and transfer of risk. It must also be probable that the economic benefits associated with the transaction will flow to the Group and the costs incurred in respect of the transaction must be reliably measurable. Services are generally provided in conjunction with the sale of goods and recorded once the service has been performed. No sale is recognized if there are significant risks relating to the receipt of the consideration or it is likely that the goods will be returned.

Interest income is recognized on a time proportion basis that takes into account the effective yield on the asset and the interest rate in force. Dividend income from investments is recognized when the shareholder's right to receive payment is established.

An analysis of sales by business sector and geographical region is shown in the Group segment reports on AR *pages 78 and 79*.

(2) Cost of sales

Cost of sales comprises the cost of products and services sold and the purchase cost of merchandise sold. It consists of the directly attributable cost of materials and primary production cost, as well as indirect production overheads including the appropriate amount of wear and tear on non-current assets.

(3) Marketing, selling and distribution expenses

In addition to marketing organization and distribution costs, this item comprises mainly advertising, sales promotion and market research costs. Also included here are the costs of technical advisory services for customers and amounts written off accounts receivable.

(4) Research and development expenses

Research expenses may not be recognized as an asset. Development costs are recognized as an asset if all the criteria for recognition are met, the research phase can be clearly distinguished from the development phase and the expenditure can be attributed to distinct individual project phases. Currently, the criteria set out in IAS 38 for recognizing development costs are not all being met, due to a high level of interdependence within the development projects and the difficulty of assessing which products will eventually be marketable.

(5) Administrative expenses

Administrative expenses include personnel and non-personnel costs of Group management and costs relating to the Human Resources, Purchasing, Accounts and IT departments.

(6) Other operating income

Other operating income

in million euros	2007	2008
Gains on disposal of non-current assets	14	14
Profits on sale of businesses	–	8
Income from release of provisions	35	44
Income from release of valuation allowances for doubtful debts	6	6
Write-ups of non-current assets	3	–
Sundry operating income[1]	51	88
Total	**109**	**160**

[1] Includes a net loss on translation of operating receivables and payables in foreign currency of 17 million euros and a net profit on the remeasurement to fair value of operating derivative hedge transactions of 19 million euros

Profits on sale of businesses relate to the sale of our water treatment business.

The rise in sundry operating income relates to a number of individual items from our operating businesses and is further attributable to the first-time consolidation of the National Starch businesses in the year under review.

(7) Other operating charges

Other operating charges

in million euros	2007	2008
Write-downs of miscellaneous assets	5	4
Foreign exchange losses on operating activities[1]	6	–
Losses on disposal of non-current assets	9	17
Sundry operating expenses	44	54
Total	**64**	**75**

[1] The 2007 figure includes a net loss on translation of operating receivables and payables in foreign currency of 7 million euros and a net gain on the remeasurement to fair value of operating derivative hedge transactions of 1 million euros

(8) Financial result

Financial result

in million euros	2007	2008
Share of net profits of associates	88	83
Gain from the sale of investment in Ecolab Inc., USA	–	1,042
Net result from other investments	–4	–2
Net interest	–178	–275
Total	**–94**	**848**

Net result from other investments

in million euros	2007	2008
Income from other investments	–	3
Write-downs of shares in non-consolidated affiliated companies and investments at amortized cost	–3	–3
Other	–1	–2
Total	**–4**	**–2**

Net interest

in million euros	2007	2008
Interest and similar income from third parties	66	54
Other financial income	16	37
Expected return on plan assets less interest expense for pension provisions[1]	9	–
Total interest income	**91**	**91**
Interest charges payable to third parties	–230	–306
Other financial charges	–39	–47
Interest expense for pension provisions less expected return on plan assets[1]	–	–13
Total interest expense	**–269**	**–366**
Total	–178	–275

[1] Interest expense of 179 million euros and expected interest income of 166 million euros (2007: interest expense of 151 million euros and expected interest income of 160 million euros)

On November 12, Henkel successfully placed its shareholding in Ecolab Inc., St. Paul, Minnesota, USA on the stock exchange. Including the stock sold back to Ecolab, the total number of Ecolab shares divested was 72.7 million. The sale of the Ecolab investment enables us to focus more firmly on our core operating businesses.

The net interest figure includes the net result on the valuation at fair value of marketable securities of 0 million euros (2007: net loss of −9 million euros), the net loss on translation of non-operating receivables and liabilities in foreign currency of −101 million euros (2007: net loss of −149 million euros) and the net gain on the remeasurement to fair value of non-operating derivative hedging instruments of 78 million euros (2007: net gain of 157 million euros).

(9) Taxes on income

Earnings before taxes on income and analysis of taxes

in million euros	2007	2008
Earnings before tax	**1,250**	**1,627**
Current taxes	290	570
Deferred taxes	19	−176
Taxes on income	**309**	**394**

Main components of tax expense and income

in million euros	2007	2008
Current tax expense/income in the reporting year	300	583
Current tax adjustments for prior years	−10	−13
Deferred tax expense/income from temporary differences	9	−144
Deferred tax expense/income from changes in tax rates	−13	5
Increase/decrease in valuation allowances on deferred tax assets	−3	8

Allocation of deferred taxes

in million euros	Deferred tax assets		Deferred tax liabilities	
	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008
Intangible assets	40	127	401	664
Property, plant and equipment	16	37	81	86
Financial assets	66	69	25	4
Inventories	25	29	7	8
Other receivables and miscellaneous assets	78	62	31	107
Special tax-allowable items	5	9	71	57
Provisions	306	409	45	53
Liabilities	132	153	37	16
Tax credits	1	2	–	–
Unused tax losses	16	51	–	–
	685	**948**	**698**	**995**
Amounts netted	−384	−583	−384	−583
Valuation allowances	−52	−60	–	–
Balance sheet figures	**249**	**305**	**314**	**412**

A total of 220 million euros of the increase in deferred tax liabilities with respect to intangible assets is attributable to the acquisition of the National Starch businesses.

Deferred tax assets and liabilities are accounted for with respect to temporary differences between the balance sheet valuation of an asset or liability and its tax base, and with respect to unused tax losses and consolidation procedures affecting earnings. Amounts netted represent tax assets and liabilities relating to the same tax authority.

The deferred tax balances recognized by German and foreign companies with respect to temporary differences on provisions relate mainly to pensions and similar obligations.

German companies have recognized deferred tax balances in respect of special tax-allowable items relating to property, plant and equipment and to reinvestment reserves.

Whether deferred tax assets can be recognized depends on the probability that the deferred tax assets can actually be realized in the future. The level of probability must be more than 50 percent. Included under the heading "Unused tax losses" are deferred tax assets of 19 million euros in respect of unused tax losses in Germany, which are expected to be utilized by the end of 2010.

The valuation allowances on deferred tax assets of 60 million euros (2007: 52 million euros) are in respect of temporary differences between the balance sheet valuation of an asset or liability and its tax base and are based on a reassessment of the likelihood that they will be utilized in the future.

Deferred taxes have not been recognized with respect to unused tax losses of 358 million euros (2007: 412 million euros), as it is not sufficiently probable that taxable profit will be available against which they may be utilized. Deferred taxes of 2 million euros (2007: 1 million euros) have been recognized with respect to tax credits.

Expiry dates of unused tax losses and tax credits

	Unused tax losses		Tax credits	
	Dec. 31, 2007	Dec. 31, 2008	Dec. 31, 2007	Dec. 31, 2008
Must be utilized within				
1 year	42	37	–	–
2 years	16	32	–	–
3 years	56	36	2	1
more than 3 years	225	203	–	1
May be carried forward without restriction	177	268	–	–
Total	**516**	**576**	**2**	**2**

This table includes unused tax losses arising from the disposal of assets of 9 million euros (2007: 11 million euros) which may be carried forward without restriction. In many countries, different tax rates apply to losses on the disposal of assets and to operating profits, and in some cases losses on the disposal of assets may only be offset against profits on the disposal of assets.

Deferred tax liabilities have not been recognized on the retained profits of foreign subsidiaries. The retained profits are available to the subsidiaries for further investment.

The individual company reconciliations – prepared on the basis of the tax rates applicable in each country and taking into account consolidation procedures – have been summarized in the reconciliation overleaf. The estimated tax charge, based on the tax rate applicable to Henkel AG & Co. KGaA of 31 percent (2007: 40 percent), is reconciled to the tax charge disclosed.

Calculation of the tax charge disclosed

in million euros		2007		2008
Earnings before taxes on income		1,250		1,627
Tax rate (including trade tax) on income of Henkel AG & Co. KGaA		40 %		31 %
Estimated tax charge		**500**		**504**
Tax reductions due to differences between local tax rates and the hypothetical tax rate		–153		–26
Tax reductions for prior years		–46		–61
Tax increases/reductions due to changes in tax rates		–13		5
Tax increases due to losses in respect of which deferred taxes have not been recognized		32		10
Effects of different tax rates on net result from investments (at-equity investments)		–34		–25
Tax reductions due to tax-free income and other items		–25		–22
Tax increases due to non-deductible expenses and other items		48		52
comprising				
Non-deductible expenses	32		28	
Trade tax additions	12		10	
Non-deductible withholding tax	4		14	
Tax effect of sale of Ecolab shares		–		–43
Tax charge disclosed		**309**		**394**
Effective tax rate		**24.72 %**		**24.22 %**

Effective 2008, German corporation tax legislation stipulates a statutory tax rate of 15 percent plus the solidarity surcharge of 5.5 percent. After taking into account trade tax, this yields an expected tax rate of 31 percent.

A tax income of 55 million euros was recognized in equity (2007: tax expense of 26 million euros). This relates to actuarial gains and losses on pension obligations and the valuation of derivative financial instruments.

(10) Minority interests

The amount shown here represents the share of profits and losses attributable to other shareholders.

Their share of profits amounted to 22 million euros (2007: 29 million euros) and that of losses to 10 million euros (2007: 9 million euros).

Notes to the Consolidated Balance Sheet

The accounting policies for balance sheet items are described in the relevant Note.

Non-current assets

All non-current assets with definite useful lives are amortized or depreciated using the straight-line method on the basis of estimated useful lives standardized throughout the Group, with impairment losses being recognized when required.

The following standard useful lives continue to be used as the basis for calculating amortization and depreciation:

Useful life

in years	
Intangible assets with definite useful lives	3 to 20
Residential buildings	50
Office buildings	40
Research and factory buildings, workshops, stores and staff buildings	25 to 33
Production facilities	10 to 25
Machinery	7 to 10
Other equipment	10
Vehicles	5 to 20
Factory and research equipment	2 to 5

(11) Intangible assets

Cost

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives	Internally generated intangible assets with definite useful lives	Goodwill	Total
At January 1, 2007	**1,170**	**919**	**74**	**3,782**	**5,945**
Changes in the Group/Acquisitions	–	–11	–	9	–2
Additions	–	12	28	–	40
Disposals[1]	–	–22	–	–64	–86
Reclassifications	–	–5	21	–	16
Translation differences	–113	–41	–	–335	–489
At December 31, 2007/January 1, 2008	**1,057**	**852**	**123**	**3,392**	**5,424**
Changes in the Group/Acquisitions	86	597	–	2,539	3,222
Additions	–	10	10	–	20
Disposals[1]	–	–41	–	–	–41
Reclassifications	–5	7	4	–	6
Translation differences	63	43	–1	192	297
At December 31, 2008	**1,201**	**1,468**	**136**	**6,123**	**8,928**
[1] of which assets held for sale 2008	–	–1	–	–	–1
[1] of which assets held for sale 2007	–	–3	–	–62	–65

Accumulated amortization

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives	Internally generated intangible assets with definite useful lives	Goodwill	Total
At January 1, 2007	**4**	**444**	**10**	**–**	**458**
Changes in the Group/Acquisitions	–	–5	–	–	–5
Write-ups	–	–	–	–	–
Scheduled amortization	–	44	12	–	56
Impairment losses	–	1	–	–	1
Disposals	–	–19	–	–	–19
Reclassifications	–	–	1	–	1
Translation differences	–	–8	–	–	–8
At December 31, 2007/January 1, 2008	**4**	**457**	**23**	**–**	**484**
Changes in the Group/Acquisitions	–	–	–	–	–
Write-ups	–	–	–	–	–
Scheduled amortization	–	78	17	–	95
Impairment losses	–	4	–	–	4
Disposals	–	–39	–	–	–39
Reclassifications	–	–	–	–	–
Translation differences	–	–8	–	–	–8
At December 31, 2008	**4**	**492**	**40**	**–**	**536**

Net book value

in million euros	Trademark rights and other rights				
	Assets with indefinite useful lives	Assets with definite useful lives	Internally generated intangible assets with definite useful lives	Goodwill	Total
At December 31, 2008	**1,197**	**976**	**96**	**6,123**	**8,392**
At December 31, 2007	1,053	395	100	3,392	4,940

Trademarks and other rights acquired for valuable consideration are stated initially at cost, while internally generated software is stated at cost. Thereafter, goodwill and trademark rights and other rights with indefinite useful lives are subject to an impairment test at least once a year (impairment-only approach). In the course of our annual impairment test, we reviewed the carrying values of goodwill and trademark rights and other rights with indefinite useful lives. Allocation of trademark rights and other rights with indefinite useful lives, and also goodwill, to cash-generating units was, in the context of the purchase price allocation (PPA) relating to the acquisition of the National Starch businesses, aligned to the business areas of the Adhesive Technologies business sector, with the figures for the previous year being restated. The table overleaf shows the cash-generating units together with the associated goodwill and trademark rights and other rights with indefinite useful lives at book value at the balance sheet date.

Book value

in million euros	Dec. 31, 2007		Dec. 31, 2008	
Cash-generating units	Trademark rights and other rights with indefinite useful lives	Goodwill	Trademark rights and other rights with indefinite useful lives	Goodwill
Detergents	321	631	338	661
Household cleaners	227	719	240	732
Total Laundry & Home Care	**548**	**1,350**	**578**	**1,393**
Retail products	444	970	466	1,006
Hair salon products	14	32	13	48
Total Cosmetics/Toiletries	**458**	**1,002**	**479**	**1,054**
Building adhesives	7	30	6	63
Adhesives for craftsmen and consumers	36	340	38	326
Packaging, consumer goods and construction adhesives	4	63	53	1,642
Specialty adhesives, surface treatment and electronics	–	607	43	1,645
Total Adhesive Technologies	**47**	**1,040**	**140**	**3,676**

The assessment for goodwill impairment according to the fair-value-less-cost-to-sell approach is based on future estimated cash flows which are obtained from corporate budgets with a four-year financial forecasting horizon. For the period after that, a growth rate in a bandwidth between 1 and 2 percent in the cash flows is assumed for the purpose of impairment testing. The US dollar to euro exchange rate applied is 1.53. Taking into account specific tax effects, the cash flows in all cash-generating units are discounted at different rates for the cost of capital (WACC) in each business sector: 7.5 percent after tax for Laundry & Home Care and Cosmetics/Toiletries and 8.5 percent after tax for Adhesive Technologies.

No goodwill impairment losses were recognized as a result of the impairment test.

In the *Laundry & Home Care* business sector, we have assumed an average increase in sales during the four-year forecasting horizon of approximately 4 percent per annum with a slight increase in share of world market.

Sales growth in the *Cosmetics/Toiletries* business sector over the four-year forecasting horizon is budgeted at around 3 percent per annum. With the cosmetics market relevant to Henkel expected to grow at an annual rate of 1 percent, this would mean an increase in market share.

The anticipated average sales growth during the four-year forecasting horizon in the *Adhesive Technologies* business sector is 7 percent per annum.

In all the business sectors, we have assumed that a future increase in the price of raw materials can be largely offset by economies in purchasing. In conjunction with further measures to improve efficiency and proactive management of the portfolio, we anticipate achieving higher gross margins in all the business sectors.

The trademark rights and other rights with an indefinite useful life are established in their markets and we will continue to vigorously promote them in the future.

In the impairment tests in 2008 for trademark rights and other rights with an indefinite useful life valued at 1,197 million euros, cash-generating units were identified and their recoverable amounts determined. No impairment losses were recognized as a result of the impairment test.

(12) Property, plant and equipment

Cost

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At Jan. 1, 2007	**1,612**	**2,651**	**884**	**180**	**5,327**
Changes in the Group/Acquisitions	–12	–54	–10	–	–76
Additions	62	144	83	181	470
Disposals[1]	–67	–93	–73	–9	–242
Reclassifications	71	64	21	–172	–16
Translation differences	–42	–59	–20	–5	–126
At Dec. 31, 2007/Jan. 1, 2008	**1,624**	**2,653**	**885**	**175**	**5,337**
Changes in the Group/Acquisitions	161	157	12	12	342
Additions	64	123	85	201	473
Disposals[1]	–40	–233	–105	–11	–389
Reclassifications	134	72	23	–235	–6
Translation differences	–5	–20	–13	–6	–44
At Dec. 31, 2008	**1,938**	**2,752**	**887**	**136**	**5,713**
[1] of which assets held for sale 2008	–31	–147	–8	–2	–188
[1] of which assets held for sale 2007	–30	–8	–6	–	–44

Accumulated depreciation

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At Jan. 1, 2007	**761**	**1,867**	**621**	**–**	**3,249**
Changes in the Group/Acquisitions	–6	–37	–8	–	–51
Write-ups	–2	–1	–	–	–3
Scheduled depreciation	46	147	86	–	279
Impairment losses	2	1	1	–	4
Disposals[1]	–27	–73	–64	–	–164
Reclassifications	1	–2	–	–	–1
Translation differences	–13	–26	–14	–	–53
At Dec. 31, 2007/Jan. 1, 2008	**762**	**1,876**	**622**	**–**	**3,260**
Changes in the Group/Acquisitions	–1	–2	–1	–	–4
Write-ups	–	–	–	–	–
Scheduled depreciation	50	160	88	–	298
Impairment losses	32	110	6	1	149
Disposals[1]	–25	–223	–82	–	–330
Reclassifications	–	–	–	–	–
Translation differences	4	–22	–3	–	–21
At Dec. 31, 2008	**822**	**1,899**	**630**	**1**	**3,352**
[1] of which assets held for sale 2008	–18	–144	–7	–	–169
[1] of which assets held for sale 2007	–8	–5	–4	–	–17

Net book value

in million euros	Land, land rights and buildings	Plant and machinery	Factory and office equipment	Payments on account and assets in course of construction	Total
At December 31, 2008	**1,116**	**853**	**257**	**135**	**2,361**
At December 31, 2007	862	777	263	175	2,077

Additions are stated at purchase or manufacturing cost. The latter includes direct costs and appropriate proportions of overheads; interest charges on borrowings are not included. Cost figures are shown net of investment grants and allowances. There were liabilities secured by mortgages at December 31, 2008 of 25 million euros (2007: 35 million euros). The periods over which the assets are depreciated are based on their estimated useful lives as set out on AR *page 92*. Scheduled depreciation and impairment losses recognized are disclosed in the consolidated statement of income according to the functions for which the assets are used.

Impairment losses were incurred primarily in relation to our "Global Excellence" restructuring program.

(13) Financial assets

Shares in affiliated companies and other investments disclosed in financial assets are measured initially at cost and subsequently at their fair values. Shares in affiliated companies and other investments for which the fair value cannot be reliably determined are measured subsequently at amortized cost.

The shares in the associated company Ecolab Inc., St. Paul, Minnesota, USA, were accounted for until the time of divestment on November 18, 2008 using the at-equity method at the appropriate proportion of its net assets (see Note 8, AR *page 88*).

Cost

in million euros	Affiliated companies	Investments in associates	Other investments	Total
At Jan. 1, 2007	**45**	**496**	**38**	**579**
Changes in the Group/Acquisitions	–31	–	–	–31
Additions	7	59	1	67
Disposals	–2	–52	–7	–61
Reclassifications	–	–	–	–
Translation differences	–	–8	–	–8
At Dec. 31, 2007/Jan. 1, 2008	**19**	**495**	**32**	**546**
Changes in the Group/Acquisitions	2	1	–	3
Additions	–	64	2	66
Disposals[1]	–	–637	–25	–662
Reclassifications	–	–	–	–
Translation differences	–	78	–	78
At Dec. 31, 2008	**21**	**1**	**9**	**31**
[1] of which assets held for sale 2008	–	–	–12	–

Accumulated write-downs

in million euros	Affiliated companies	Investments in associates	Other investments	Total
At Jan. 1, 2007	**2**	**–**	**15**	**17**
Changes in the Group/Acquisitions	–	–	–	–
Write-ups	–	–	–	–
Write-downs	–	–	4	4
Disposals	–	–	–3	–3
Reclassifications	–	–	–	–
Translation differences	–	–	–	–
At Dec. 31, 2007/Jan. 1, 2008	**2**	**–**	**16**	**18**
Changes in the Group/Acquisitions	–	–	–	–
Write-ups	–	–	–	–
Write-downs	1	–	2	3
Disposals[1]	–	–	–14	–14
Reclassifications	–	–	–	–
Translation differences	–	–	–	–
At Dec. 31, 2008	**3**	**–**	**4**	**7**
[1] of which assets held for sale 2008	–	–	–8	–

Net book value

in million euros	Affiliated companies	Investments in associates	Other investments	Total
At Dec. 31, 2008	**18**	**1**	**5**	**24**
At Dec. 31, 2007	17	495	16	528

(14) Other non-current financial assets[1]

Other non-current financial assets

in million euros	Dec. 31, 2007	Dec. 31, 2008
Financial receivables from third parties	29	26
Derivatives with positive fair values	–	65
Miscellaneous non-current financial assets	37	81
Total	**66**	**172**

With the exception of derivatives, other financial assets are stated at amortized cost. As soon as risks are identified, valuation allowances are set up. All derivative financial instruments are measured initially at cost and subsequently at their fair values on the balance sheet date.

Miscellaneous financial assets include receivables from employees, from insurance policies and from suppliers.

(15) Other non-current assets[1]

Other non-current assets comprise miscellaneous tax receivables and, in particular, sundry prepaid expenses and deferred charges.

[1] Improvements in data collection during the financial year have led to amounts being allocated differently between "Other non-current financial assets" and "Other non-current assets"

(16) Deferred taxes

Deferred taxes result from the following factors:

- Timing differences between the balance sheet valuation of an asset or liability and its tax base
- Unused tax losses which are expected to be utilized
- Consolidation procedures at Group level

The allocation of deferred tax assets to the various balance sheet headings is shown in Note 9 (taxes on income, AR *page 89 to 91*).

(17) Inventories

Inventories are stated at purchase or manufacturing cost. Inventories are measured using the FIFO ("first in, first out") method or the weighted average cost formula as appropriate.

Manufacturing cost includes – in addition to direct costs – appropriate proportions of necessary overheads (e.g. the goods inward department, raw materials store, filling and other costs prior to the finished products store), as well as production-related administrative expenses and pension costs for employees engaged in the production process, and production-related depreciation charges. Interest charges incurred during the period of manufacture are, however, not included.

Inventories are written down to their net realizable value if, on the basis of the lower of quoted or market prices, this is lower than cost at the balance sheet date. The write-down, based on the gross value, was 87 million euros (2007: 69 million euros).

Analysis of inventories

in million euros	Dec. 31, 2007	Dec. 31, 2008
Raw materials and supplies	396	472
Work in process	64	65
Finished products and merchandise	818	943
Payments on account for merchandise	5	2
Total	**1,283**	**1,482**

(18) Trade accounts receivable

Trade accounts receivable are due within one year. Valuation allowances are recognized in respect of specific risks as appropriate. Total valuation allowances of 36 million euros (2007: 15 million euros) have been recognized. Trade accounts receivable include an amount of 0 million euros (2007: 8 million euros) relating to receivables which have been sold to a factoring company but are still included as assets in the balance sheet because the credit risk has not been fully transferred to the factor. In 2007, the cash received was disclosed as a liability to the factoring company.

(19) Other current financial assets[1]

Other current financial assets

in million euros	Dec. 31, 2007	Dec. 31, 2008
Amounts receivable from non-consolidated affiliated companies	7	3
Amounts receivable from companies in which an investment is held	9	9
Financial receivables from third parties	48	166
Derivatives with positive fair values	59	241
Miscellaneous current financial assets	47	156
Total	**170**	**575**

[1] Improvements in data collection during the financial year have led to amounts being allocated differently between "Other current financial assets" and "Other current assets"

With the exception of derivatives, other current financial assets are stated at amortized cost approximating to their fair values. Impairment losses are recognized if any risks associated with them are identified. Derivative financial instruments are measured initially at cost and subsequently at their fair values on the balance sheet date.

Miscellaneous current financial assets include the following:

- Amounts due from employees of 8 million euros (2007: 9 million euros)
- Amounts due from suppliers of 21 million euros (2007: 25 million euros)
- Amounts due from sureties and guarantee deposits of 20 million euros (2007: 15 million euros)

(20) Other current assets[1]

Other current assets comprise other tax receivables of 165 million euros (2007: 117 million euros), payments on account of 18 million euros (2007: 26 million euros) and various prepaid expenses and deferred charges.

(21) Liquid funds/Marketable securities

Liquid funds/Marketable securities

in million euros	Dec. 31, 2007	Dec. 31, 2008
Liquid funds	1,429	319
Marketable securities	11	19
Total	**1,440**	**338**

Marketable securities are accounted for at their fair values at the balance sheet date. Changes in the value are recognized directly in equity (see AR *Note 42 starting on page 111*).

Liquid funds are set off against bank loans from the so-called bridge loan where the deposit and the loan are with the same lender and are of similar maturity. Liquid funds set off amounted to 1,057 million euros.

(22) Assets held for sale

The remeasurement of the assets held for sale at the lower of their carrying amount and fair value less costs to sell did not lead to the recognition of any impairment losses. Assets held for sale include the production plant in Aurora, Illinois, USA, for soap bars and deodorants/anti-perspirants in the Cosmetics/Toiletries business sector and the consumer adhesives business in North America, which is assigned to the Adhesive Technologies business sector.

(23) Subscribed capital

Subscribed capital

in million euros	Dec. 31, 2007	Dec. 31, 2008
Ordinary bearer shares	260	260
Preferred bearer shares	178	178
Capital stock	**438**	**438**
Comprising 259,795,875 ordinary shares and 178,162,875 non-voting preferred shares		

[1] Improvements in data collection during the financial year have led to amounts being allocated differently between "Other current financial assets" and "Other current assets"

According to Art. 6 (5) of the Articles of Association, the personally liable partner is authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to increase the capital stock of the corporation in one or more installments at any time up to April 9, 2011, up to a total of 25.6 million euros by issuing new non-voting preferred shares to be paid up in cash (authorized capital). The personally liable partner is authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to exclude the statutory pre-emptive rights of existing shareholders. Pre-emptive rights may only be excluded, however, for fractional entitlements or on condition that the issue price for the new shares is not significantly less than the quoted market price of shares of the same category at the time the issue price is finally fixed.

At the Annual General Meeting of Henkel AG & Co. KGaA on April 14, 2008, the personally liable partner was authorized (with the simultaneous withdrawal of the authorization granted at the Annual General Meeting on April 16, 2007 with a duration until October 15, 2008) to purchase ordinary or preferred shares in the corporation not exceeding 10 percent of the capital stock at any time up to October 13, 2009.

The personally liable partner was authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to dispose of treasury shares acquired, without first offering them to existing shareholders, by:

- offering and transferring them to members of the Management Board and certain executive management personnel of Henkel AG & Co. KGaA and to members of the management boards and certain executive management personnel of certain affiliated companies in Germany and abroad under the terms of the Stock Incentive Plan of the Henkel Group, or
- selling them to third parties or transferring them in other ways for the purpose of acquiring businesses, parts of businesses or investments in businesses or forming business combinations, or
- selling them for cash in a way other than on the stock market or via an offer addressed to all the shareholders, provided that the selling price of the shares is not significantly lower than the quoted market price at the time of the sale; in this case, the number of shares sold, together with the new shares issued out of authorized capital, while excluding the pre-emptive rights of existing shareholders, must not exceed 10 percent of the existing capital stock when the shares are issued or sold.

The personally liable partner was also authorized – with the approval of the Shareholders' Committee and of the Supervisory Board – to cancel treasury stock without any further resolution in General Meeting being required.

Treasury stock held by the corporation on December 31, 2008 amounted to 4,834,770 preferred shares. This represents 1.10 percent of the capital stock and a proportional nominal value of 4.8 million euros. Originally, 992,680 shares were purchased in the year 2000, an amount of 808,120 shares were purchased in 2001 and 694,900 shares were purchased in 2002. This corresponds to a total of 2,495,700 shares or, following the share split implemented in 2007 (at a ratio of 1:3), 7,487,100 shares. Options were exercised for the first time under the Stock Incentive Plan in 2004. Since 2004, taking the share split into account, the exercise of options has led to a reduction of 2,652,330 in treasury shares held, with a proportional nominal value of 2.7 million euros (0.61 percent of the capital stock). In 2008, the exercise of options led to a reduction of 196,020 in treasury shares held. The proportional nominal value of the capital stock amounted to 0.2 million euros (0.04 percent). The selling prices were based on the stock market prices prevailing at the time of disposal. Total proceeds on disposal were 5 million euros and this was recognized directly in equity.

(24) Capital reserve

The capital reserve comprises the amounts received in previous years in excess of the nominal value of preferred shares and convertible warrant bonds issued by Henkel AG & Co. KGaA.

(25) Retained earnings

Included in retained earnings are the following:

» Amounts allocated in the financial statements of Henkel AG & Co. KGaA in previous years
» Amounts allocated from consolidated net earnings less minority interests
» Buy-back of treasury stock by Henkel AG & Co. KGaA at cost and the gain on their disposal
» The recognition in equity of actuarial gains and losses

(26) Gains and losses recognized in equity

The items under this heading represent the differences on translation of the financial statements of foreign subsidiary companies and the effects of the revaluation of derivative financial instruments and available-for-sale financial assets recognized in equity. The derivative financial instruments take the form of either cash flow hedges or hedges of a net investment in a foreign entity.

Mainly as a result of the increase in the value of the US dollar against the euro, the negative translation difference at December 31, 2008 decreased by 103 million euros compared to December 31, 2007 (2007: negative translation difference increased by 425 million euros).

(27) Minority interests

The minority interests comprise the shares of third parties in the equity of a number of companies included in the consolidation.

(28) Pensions and similar obligations

Employees in companies included in the consolidated financial statements have entitlements under company pension plans which are either defined contribution or defined benefit plans. These take different forms depending on the legal, financial and tax regime in each country. The level of benefits provided is based, as a rule, on the length of service and earnings of the person entitled.

The defined contribution plans are structured in such a way that the corporation pays contributions to public or private sector institutions on the basis of statutory or contractual terms or on a voluntary basis and has no further obligations regarding the payment of benefits to the employee.

In defined benefit plans, the liability for pensions and other post-employment benefits is calculated at the present value of the future obligations (projected unit credit method). This actuarial method of calculation takes future trends in wages, salaries and retirement benefits into account.

To provide protection under civil law of the pension entitlements of future and current pensioners against insolvency, the proceeds of the bond issued in 2005 and certain other assets were allocated to Henkel Trust e.V. The trustee invests the cash with which it has been entrusted in the capital market in accordance with investment policies laid down in the trust agreement.

Trends in wages, salaries and retirement benefits

in percent	Germany		USA		Rest of world[1]	
	2007	2008	2007	2008	2007	2008
Discount factor	5.3	5.9	5.9	6.4	4.4	5.6
Income trend	3.25	3.25	4.3	4.3	4.1	3.7
Retirement benefit trend	2.0	2.0	4.3	4.3	2.8	3.3
Expected return on plan assets[1]	6.2	6.3	7.0	7.0	5.6	3.9
Expected increases in costs for medical benefits	–	–	9.5	8.5	8.6	9.1

[1] Weighted average

The expected return on total plan assets was derived from the weighted expected long-term return on the various categories of assets.

Present value of pensions and similar obligations at December 31, 2007

in million euros	Germany	USA	Rest of world	Total
At January 1, 2007	**2,072**	**722**	**558**	**3,352**
Changes in the Group	–	–	–2	–2
Translation differences	–	–78	–23	–101
Actuarial gains/losses	–158	31	–54	–181
Current service cost	68	14	25	107
Amortization of past service costs	–	–1	1	–
Interest expense	85	40	26	151
Employees' contributions to pension funds	3	–	1	4
Retirement benefits paid out of plan assets	–110	–23	–20	–153
Employer's payments for pensions and similar obligations	–22	–20	–13	–55
Released	–1	–	–3	–4
At December 31, 2007	**1,937**	**685**	**496**	**3,118**
of which unfunded obligations	122	215	75	412
of which funded obligations	1,815	470	421	2,706

Fair value of plan assets at December 31, 2007

in million euros	Germany	USA	Rest of world	Total
At January 1, 2007	**1,690**	**497**	**377**	**2,564**
Changes in the Group	–	–	–	–
Translation differences	–	–54	–20	–74
Employer's contributions to pension funds	60	–	25	85
Employees' contributions to pension funds	3	–	1	4
Retirement benefits paid out of plan assets	–110	–23	–20	–153
Expected return on plan assets	104	32	24	160
Actuarial gains/losses	–134	11	–2	–125
At December 31, 2007	**1,613**	**463**	**385**	**2,461**
Actual return on plan assets	–30	43	22	35

Net pension cost in 2007

in million euros	Germany	USA	Rest of world	Total
Current service cost	68	14	25	107
Amortization of past service costs	–	–1	1	–
Interest expense	85	40	26	151
Expected return on plan assets	–104	–32	–24	–160
Net pension cost	**49**	**21**	**28**	**98**

The underfunding of the obligations corresponded in 2007 to the reported provisions for pensions and similar obligations.

Present value of pensions and similar obligations at December 31, 2008

in million euros	Germany	USA	Rest of world	Total
At January 1, 2008	**1,937**	**685**	**496**	**3,118**
Changes in the Group	7	178	163	348
Translation differences	–	47	–37	10
Actuarial gains/losses	–130	–50	–67	–247
Current service cost	36	28	26	90
Gains/losses arising from the termination and curtailment of plans	–	–17	–	–17
Interest expense	100	48	31	179
Employees' contributions to pension funds	2	–	1	3
Retirement benefits paid out of plan assets	–17	–28	–26	–71
Employer's payments for pensions and similar obligations	–109	–23	–22	–154
Past service cost	–	–11	–	–11
At December 31, 2008	**1,826**	**857**	**565**	**3,248**
of which unfunded obligations	120	216	81	417
of which funded obligations	1,706	641	484	2,831

Fair value of plan assets at December 31, 2008

in million euros	Germany	USA	Rest of world	Total
At January 1, 2008	**1,613**	**463**	**385**	**2,461**
Changes in the Group	–	95	144	239
Translation differences	–	27	–38	–11
Employer's contributions to pension funds	15	79	63	157
Employees' contributions to pension funds	2	–	1	3
Retirement benefits paid out of plan assets	–17	–28	–26	–71
Expected return on plan assets	102	35	29	166
Actuarial gains/losses	–204	–181	–114	–499
At December 31, 2008	**1,511**	**490**	**444**	**2,445**
Actual return on plan assets	–102	–146	–85	–333

Net pension cost in 2008

in million euros	Germany	USA	Rest of world	Total
Current service cost	36	28	26	90
Amortization of past service costs	–	–8	–	–8
Gains/losses arising from the termination and curtailment of plans	–	–17	–	–17
Interest expense	100	48	31	179
Expected return on plan assets	–102	–35	–29	–166
Net pension cost	**34**	**16**	**28**	**78**

Reconciliation of overfunding/underfunding and reported provisions for pensions and similar obligations as of December 31, 2008

in million euros	Germany	USA	Rest of world	Total
Overfunding/underfunding of obligations	–315	–367	–121	–803
Plan assets reported as net assets	–	–	–7	–7
Amount not recognized due to asset ceiling	–	–	–17	–17
Past service cost	–	–6	–	–6
Recognized amount	**–315**	**–373**	**–145**	**–833**

Actuarial gains and losses are recognized in the year in which they arise as part of the pension provision and included in the statement of recognized income and expense in accordance with IAS 19.93B. As of December 31, 2008, accumulated actuarial gains and losses of 820 million euros had been offset against retained earnings.

Of the amounts added to the provision in 2008, 90 million euros (2007: 107 million euros) is included in operating profit (pension costs as part of payroll costs, AR *page 117*) and an expense of –13 million euros (2007: gain of 9 million euros) in financial result (AR *page 88*). The expenses shown in operating profit and all the releases from provisions are allocated by function, depending on the spheres of activity of the employees. The employer's contributions in respect of state pension provisions are included as "Social security costs and staff welfare costs" under Note 43. In 2008, contributions to plan assets amounted to 157 million euros (2007: 85 million euros).

Analysis of plan assets

in million euros	Dec. 31, 2007		Dec. 31, 2008	
	Fair value	in %	Fair value	in %
Investment funds				
Invested in shares	931	37.8	441	18.1
Invested in bonds	552	22.5	939	38.4
Invested in investment funds	470	19.1	125	5.1
Invested in cash	328	13.3	616	25.2
Invested in sundry assets	19	0.8	33	1.4
Other assets	159	6.4	190	7.7
Cash	2	0.1	101	4.1
Total	**2,461**	**100.0**	**2,445**	**100.0**

At December 31, 2008, other assets making up the plan assets included the present value of a non-current receivable of 43 million euros (2007: 43 million euros) relating to claims pertaining to a hereditary building lease assigned by Henkel AG & Co. KGaA to Henkel Trust e.V. Also shown here is a claim of 107 million euros (2007: 113 million euros) against Cognis for indemnification of pension obligations.

In 2008, Henkel AG & Co. KGaA waived indemnification out of the assets held by Henkel Trust e.V. with respect to payments made to pensioners. If these amounts had been indemnified, an amount of about 105 million euros would have been paid out of the assets held by Henkel Trust e.V. This waiver had a positive effect on the funding ratio with respect to pension obligations.

Effects of a trend change in medical costs

in million euros	Dec. 31, 2007			Dec. 31, 2008		
	Service cost	Interest expense	Present value of obligations	Service cost	Interest expense	Present value of obligations
Increase in medical costs of one percent	0	1	10	0	1	9
Decrease in medical costs of one percent	0	–1	–9	0	–1	–8

Additional information

in million euros	2005	2006	2007	2008
Present value of obligations	3,354	3,352	3,118[1]	3,248[3]
Fair value of plan assets	2,294	2,564	2,461[2]	2,445[4]
Overfunding/underfunding of obligations	–1,060	–788	–657	–803
Effect of experience adjustments on pension obligations	–11	–1	–14	5
Effect of experience adjustments on plan assets	29	31	–125	–499

[1] Of which obligations with respect to post-retirement health care: 189 million euros
[2] Of which plan assets funding obligations with respect to post-retirement health care: 4 million euros
[3] Of which obligations with respect to post-retirement health care: 212 million euros
[4] Of which plan assets funding obligations with respect to post-retirement health care: 8 million euros

(29) Long-term provisions

Changes in 2007

in million euros	Balance Jan. 1, 2007	Other changes	Utilized	Released	Added	Balance Dec. 31, 2007
Income tax provisions	168	–33	116	1	82	100
Sundry long-term provisions	116	3	21	–	21	119
"Advanced Restructuring"	10	–10	–	–	–	–
Total	**294**	**–40**	**137**	**1**	**103**	**219**

Changes in 2008

in million euros	Balance Jan. 1, 2008	Other changes	Utilized	Released	Added	Balance Dec. 31, 2008
Income tax provisions	100	3	53	–	127	177
Sundry long-term provisions	119	25	53	7	43	127
"Global Excellence"	–	–	–	–	161	161
Combination of the Adhesive Technologies businesses	–	–	–	–	48	48
Total	**219**	**28**	**106**	**7**	**379**	**513**

The amounts recognized as long-term provisions are the best estimates of the expenditure required to settle the present obligations at the balance sheet date. Provisions which include significant interest elements are discounted to the balance sheet date.

"Global Excellence" is the name given to our worldwide efficiency enhancement program. This initiative involves implementation of a number of individual measures affecting all our business sectors, regions and functions aimed at achieving a sustainable improvement in our profitability and augmenting our long-term competitiveness.

The provisions allocated for the combination of the Adhesive Technologies businesses relate to restructuring charges incurred during the process of integrating the acquired National Starch businesses within the Henkel organization.

Other changes include changes in the Group/acquisitions, movements in exchange rates and adjustments to reflect changes in maturity as time passes.

The income tax provisions comprise accrued tax liabilities and amounts set aside for the outcome of external tax audits.

The sundry long-term provisions include identifiable obligations toward third parties, which are costed in full.

Analysis of sundry long-term provisions by function

in million euros	Dec. 31, 2007	Dec. 31, 2008
Sales	8	10
Personnel	38	73
Production and engineering	50	20
Various other obligations	23	24
Total	**119**	**127**

(30) Long-term borrowings

The maturities of these obligations at December 31, 2007 were as follows:

Analysis

in million euros	Residual term		
	More than 5 years	Between 1 and 5 years	Dec. 31, 2007 Total
Bonds	2,218	2	2,220
(of which amounts secured)			*(9)*
Bank loans and overdrafts[1]	10	26	36
(of which amounts secured)			*(28)*
Other financial liabilities	–	48	48
(of which amounts secured)			*(–)*
Total	**2,228**	**76**	**2,304**

[1] Obligations with variable rates of interest or interest rates pegged for less than one year

The bonds issued by Henkel AG & Co. KGaA at December 31, 2007 included the following:

Bonds

in million euros Issued by	Type	Nominal value	Book value	Market value[1]	Interest rate[2]	Interest fixed
Henkel AG & Co. KGaA	Bond	1,000	962	965	4.2500	until 2013[3]
Interest rate swap (3-month Euribor +0.405%)	*Receiver swap*	*1,000*	*–35*	*–35*	*5.2891*	*3 months*
Henkel AG & Co. KGaA	Hybrid bond	1,300	1,249	1,179	5.3750	until 2015[4]
Interest rate swap (3-month Euribor +1.80%)	*Receiver swap*	*650*	*–48*	*–48*	*6.4772*	*3 months*

[1] Market value of the bonds derived from the stock market price at December 31, 2007
[2] Interest rate on December 31, 2007
[3] Fixed-rate interest of bond coupon: 4.25 percent, converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on March 10, 2008 (fair value hedge)
[4] Fixed-rate interest of bond coupon: 5.375 percent, 50 percent converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on February 25, 2008 (fair value hedge)

Maturities of long-term borrowings at December 31, 2008:

Analysis

in million euros	Residual term More than 5 years	Between 1 and 5 years	Dec. 31, 2008 Total
Bonds	1,339	1,024	2,363
(of which amounts secured)			*(1)*
Bank loans and overdrafts	6	27	33
(of which amounts secured)			*(29)*
Other financial liabilities	–	6	6
(of which amounts secured)			*(6)*
Total	**1,345**	**1,057**	**2,402**

The bonds issued by Henkel AG & Co. KGaA at December 31, 2008 were as follows:

Bonds

in million euros

Issued by	Type	Nom. value	Book value	Market value[1]	Interest rate[2]	Interest fixed
Henkel AG & Co. KGaA	Bond	1,000	1,024	1,007	4.2500	until 2013[3]
Interest rate swap (3-month Euribor +0.405%)	*Receiver swap*	*1,000*	*26*	*26*	*3.8931*	*3 months*
Henkel AG & Co. KGaA	Hybrid bond	1,300	1,331	1,034	5.3750	until 2015[4]
Interest rate swap (3-month Euribor +1.80%)	*Receiver swap*	*650*	*37*	*37*	*5.8212*	*3 months*
(1-month Euribor +0.955 %)	*Receiver swap*	*650*	*2*	*2*	*3.6970*	*3 months*

[1] Market value of the bonds derived from the stock market price at December 30, 2008

[2] Interest rate on December 31, 2008

[3] Fixed-rate interest of bond coupon: 4.25 percent, converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on March 10, 2009 (fair value hedge)

[4] Fixed-rate interest of bond coupon: 5.375 percent, converted using interest rate swaps into a floating interest rate, interest rate to be fixed next on February 25, 2009 (fair value hedge)

The bond issued by Henkel AG & Co. KGaA for 1 billion euros in 2003 with a coupon of 4.25 percent matures in June 2013.

The 1.3 billion euro subordinated hybrid bond issued by Henkel AG & Co. KGaA in November 2005 to finance a large part of the pension obligations in Germany matures in 99 years in 2104. Under the terms of the bond, the coupon for the first ten years is 5.375 percent. After that period, from November 25, 2015, it will be possible to redeem the bond. If it is not redeemed, the bond interest will be based on the 3-month Euribor interest rate plus a premium of 2.85 percent. The bond terms also stipulate that if there is a "cash flow event", Henkel AG & Co. KGaA has the option or the obligation to defer the interest payments. A cash flow event is deemed to have occurred if the adjusted cash flow from ordinary activities is below a certain percentage of the net liabilities (20 percent for optional interest deferral, 15 percent for mandatory interest deferral); see Clause 3 (4) of the bond terms and conditions for the definition. On the basis of the cash flow calculated at December 31, 2008, the percentage was 22.54 percent (2007: 80.28 percent).

(31) Non-current financial liabilities

Non-current financial liabilities comprise amounts due to employees of 77 million euros (2007: 61 million euros).

(32) Other non-current liabilities

Other non-current liabilities comprise in particular various deferrals and accruals.

(33) Deferred taxes

The provisions for deferred taxes relate to differences between the accounting base in the consolidated balance sheet and the tax base used by the individual companies included in the consolidation to calculate their taxable profits (Note 9).

(34) Current provisions

Changes in 2007

in million euros	At Jan. 1, 2007	Other changes	Utilized	Released	Added	At Dec. 31, 2007
Income tax provisions	108	28	115	34	165	152
Sundry current provisions	839	12	750	35	689	755
"Advanced Restructuring"	45	10	47	–	–	8
Total	**992**	**50**	**912**	**69**	**854**	**915**

Other tax provisions of 4 million euros were reclassified in sundry current provisions.

Changes in 2008

in million euros	At Jan. 1, 2008	Other changes	Utilized	Released	Added	At Dec. 31, 2008
Income tax provisions	152	48	86	1	230	343
Sundry current provisions	755	27	616	53	572	685
"Advanced Restructuring"	8	–	8	–	–	–
"Global Excellence"	–	–	–	–	129	129
Combination of the Adhesive Technologies businesses	–	–	–	–	52	52
Total	**915**	**75**	**710**	**54**	**983**	**1,209**

The amounts recognized as current provisions are the best estimates of the expenditures required to settle the present obligations at the balance sheet date.

Please refer to Note 29 for further details relating to the items "Global Excellence" and "Combination of the Adhesive Technologies businesses".

Analysis of sundry current provisions by function

in million euros	Dec. 31, 2007	Dec. 31, 2008
Sales	175	212
Personnel	330	323
Production and engineering	28	2
Various other obligations	222	148
Total	**755**	**685**

(35) Short-term borrowings

Analysis

in million euros	Dec. 31, 2007 Total	Dec. 31, 2008 Total
Bond interest liabilities	31	31
Commercial papers[1]	10	175
(of which secured)	*(10)*	*(175)*
Loans from employee welfare funds of the Henkel Group	2	–
Bank loans and overdrafts	368	1,099
(of which secured)	*(228)*	*(617)*
Other financial liabilities	427	512
Total	**838**	**1,817**

[1] From the euro and US dollar Commercial Paper Program (total amount 2.1 billion euros)

Short-term bank loans from the so-called bridge loan are set off against liquid funds where the deposit and the loan are with the same lender and are of similar maturity. The short-term borrowings set off amounted to 1,057 million euros.

Other financial liabilities comprise mainly interest-bearing loans. The market value of short-term borrowings is the same as their book value, due to their short-term nature.

(36) Trade accounts payable

Trade accounts payable include purchase invoices and accruals for invoices outstanding in respect of goods and services received.

(37) Current financial liabilities

Analysis

in million euros	Dec. 31, 2007 Total	Dec. 31, 2008 Total
Amounts due to non-consolidated affiliated companies	16	20
Derivatives with negative fair values	149	186
Sundry current financial liabilities	81	66
(of which secured)	*(–)*	*(–)*
Total	**246**	**272**

Sundry current financial liabilities include the following:

- Amounts due to customers of 16 million euros (2007: 27 million euros)
- Commission payable of 3 million euros (2007: 3 million euros)
- Amounts due to employees of 36 million euros (2007: 42 million euros)

(38) Other current liabilities

Other current liabilities include sundry deferred income and the following:

- Liabilities in respect of social security of 26 million euros (2007: 22 million euros)
- Advance payments received of 4 million euros (2007: 3 million euros)
- Liabilities relating to employees' deductions of 41 million euros (2007: 40 million euros)
- Other tax liabilities of 117 million euros (2007: 94 million euros)

(39) Contingent liabilities

Analysis

in million euros	Dec. 31, 2007	Dec. 31, 2008
Bills and notes discounted	1	–
Liabilities under guarantee and warranty agreements	12	10

(40) Other financial commitments

Payment commitments under rent, leasehold and lease agreements are shown at the total amounts payable up to the earliest date when they can be terminated. The amounts shown are the nominal values. At December 31, 2008, they were due for payment as follows:

Rent, leasehold and lease commitments

in million euros	Dec. 31, 2007	Dec. 31, 2008
Due in the following year	35	49
Due within 1 to 5 years	90	88
Due after 5 years	3	16
Total	**128**	**153**

In the course of the 2008 fiscal year, 37 million euros became due for payment under operating leases (2007: 13 million euros).

The order commitments for property, plant and equipment amounted to 51 million euros at the end of 2008 (2007: 42 million euros) and the purchase commitments from toll manufacturing contracts amounted to 3 million euros (2007: 15 million euros).

Payment commitments under the terms of agreements for capital increases and share purchases signed prior to December 31, 2008 amounted to 19 million euros (2007: 19 million euros).

(41) Capital management

The aims of capital management are derived from the financial strategy of the Group. These include ensuring liquidity and access to the capital market at all times.

To achieve the capital management targets, the Group seeks to optimize its capital structure, manage its dividend policy, take equity measures, make acquisitions and divestments, and reduce debt.

In the past fiscal year, the dividend was increased for ordinary and preferred shares. The cash flow not required for investment and dividend payments was used to reduce net debt. Short-term financing requirements were met by commercial papers and bank loans. The bonds outstanding (senior and hybrid bonds) serve to cover long-term financing requirements.

Our financial management is based on the key performance indicators set out in our financial strategy. The interest coverage ratio in 2008 was 4.8 (2007: 9.4), while operating debt coverage was 44.1 percent (2007: 74.3 percent). The equity ratio was 40.6 percent (2007: 43.7 percent) and gearing was 0.72 (2007: 0.41). For further details, see the financial ratios section in the Group management report (AR *page 45*).

Due to the international nature of our business, the Group is required to comply with different legal and regulatory provisions in different regions. The status of these regulations and any developments are monitored at the local level as well as centrally, with changes being taken into account for the purpose of capital management.

(42) Derivatives and other financial instruments

Treasury guidelines and systems

The Corporate Treasury department manages currency exposure and interest rates centrally for the Group and therefore all transactions with financial derivatives and other financial instruments. Trading, treasury control and settlement (front, middle and back offices) are separated both physically and in terms of organization. The parties to the contracts are German and international banks which Henkel monitors regularly, in accordance with Corporate Treasury guidelines, for creditworthiness and the quality of their quotations. Financial derivatives are used to manage currency exposure and interest rate risks in connection with operating activities and the resultant financing requirements, again in accordance with the Treasury guidelines. Financial derivatives are entered into exclusively for hedging purposes.

The currency and interest rate risk management of the Group is supported by an integrated treasury system, which is used to identify, measure and analyze the Group's currency exposure and interest rate risks. In this context, "integrated" means that the entire process from the initial recording of financial transactions to their entry in the accounts is covered. Much of the currency trading takes place on internet-based, multi-bank dealing platforms. These foreign currency transactions are automatically transferred into the treasury system. The currency exposure and interest rate risks reported by all subsidiaries under standardized reporting procedures are integrated into the treasury system by data transfer. As a result, it is possible to retrieve and measure at any time all currency and interest rate risks across the Group and all derivatives entered into to hedge the exposure to these risks. The treasury system supports the use of various risk concepts so that, for example, the risk positions and the success of the risk management in each company, country and group of countries can at any time be determined on a mark-to-market basis and compared to a benchmark.

Recognition and measurement of financial instruments

Financial instruments are measured initially at cost. Marketable securities which are managed on a portfolio basis, and other investments quoted on the stock exchange, are categorized and recognized at fair value through profit or loss in accordance with IAS 39. Changes in fair value are recognized in financial items in the statement of income. Other marketable securities and other investments held as non-current assets are classified as available for sale and also recognized at fair value where this can be reliably determined. Changes in fair value are recognized directly in equity unless the asset is permanently impaired, in which case the impairment loss is recognized in profit or loss. If the fair value of other marketable securities and other investments cannot be reliably determined, they are subsequently measured at amortized cost. Shares in affiliated companies are measured at amortized cost as their fair value cannot be reliably determined. These are also included in the available-for-sale category. We have no financial assets under the "held to maturity" category. Like all other financial assets, long-term loans are accounted for in loans and receivables, and stated at amortized cost.

Specific financial instruments by category

in million euros	Dec. 31, 2007	Dec. 31, 2008
Marketable securities	**11**	**19**
– at fair value through profit or loss	–	–
– at fair value recognized in equity	11	19
Other investments/Shares in affiliated companies	**33**	**23**
– at fair value through profit or loss	5	–
– at amortized cost	28	23

Financial liabilities with a fixed maturity are measured at amortized cost using the effective interest method. Financial liabilities in respect of which a hedging transaction has been entered into, and which meet the conditions set out in IAS 39 regarding a hedging relationship, are measured under hedge accounting rules.

All derivative financial instruments entered into by the Group are measured initially at cost and subsequently at their fair values on the balance sheet date. The accounting treatment of gains and losses on remeasurement to fair value depends on whether the conditions set out in IAS 39 with respect to hedge accounting have been met.

Hedge accounting is not used for the majority of derivative financial instruments. The changes in the fair value of those derivatives which, from an economic point of view, represent effective hedges in line with the corporate strategy, are recognized in profit or loss. These are virtually matched by changes in the fair value of the hedged underlying transactions.

Under hedge accounting, a derivative financial instrument is identified as a hedge of the exposure to changes in the fair value of an asset or a liability (fair value hedge), a hedge of the exposure to variability in future cash flows (cash flow hedge) or a hedge of a net investment in a foreign entity.

Fair value hedges: The gain or loss from remeasuring derivatives used to hedge the exposure to changes in fair value is recognized in profit or loss together with the gain or loss on the hedged item. The interest rate derivatives used to hedge the exposure to interest rate risks arising from the bonds issued by Henkel AG & Co. KGaA qualify as fair value hedges. To determine the change in fair value of the bonds (see Note 30, AR *page 106*), only that portion of the bond which relates to the hedged interest rate risk is taken into account.

Interest rate hedging instruments at the balance sheet date had fair values of 65 million euros (2007: negative fair values of −83 million euros). The gain or loss on remeasuring the derivatives at fair value based on market interest rate risk (2008: gain of 148 million euros, 2007: loss of −38 million euros) and the gain or loss on the hedged bonds (2008: loss of −142 million euros, 2007: gain of 34 million euros) have both been included in financial items in the statement of income.

Cash flow hedges: Changes in the fair value of derivatives used to hedge the exposure to variability in cash flows are recognized directly in equity. The portion of the gain or loss on the derivative that is determined to be ineffective in respect of the risk being hedged is reported directly in the consolidated statement of income. If a firm commitment or an expected and highly probable future transaction results in the recognition of an asset or a liability, the accumulated gains or losses on the hedging instrument that were recognized directly in equity are included in the initial measurement of the asset or liability. Otherwise, the amounts recognized directly in equity are included in the statement of income in those reporting periods in which the hedged transaction impacts the statement of income. In the past fiscal year, no cash flow hedges were entered into. No amounts were transferred in the course of the year from equity to the statement of income.

Cash flow hedges
(after tax)

in million euros	At January 1	Additions (taken to equity)	Disposals (taken to profit or loss)	At December 31
2008	**−95**	**−170**	**–**	**−265**
2007	–	−95	–	−95

The hedge of a portion of the purchase price payable in pounds sterling (GBP) for the National Starch businesses, which was taken out in 2007 and arose from the back-to-back agreement with Akzo Nobel N.V., was terminated on the payment date of April 3, 2008. The hedge result was recognized directly in equity.

Hedge of a net investment in a foreign entity: Hedges of net investments in foreign entities are accounted for similarly to cash flow hedges. This is the case with forward exchange contracts that are used to hedge the exposure to currency translation risks in foreign entities.

In the past fiscal year, hedges of a net investment in a foreign entity were entered into and the associated gains or losses on remeasurement, after taking deferred tax into account, together with any gains or losses on the translation of the financial statements of foreign companies, were recognized directly in equity. As in 2007, no hedges of a net investment in a foreign entity were transferred from equity to the statement of income, nor were any ineffective portions of hedges included in the statement of income.

Hedge of a net investment in a foreign entity
(after tax)

in million euros	At January 1	Additions (taken to equity)	Disposals (taken to profit or loss)	At December 31
2008	**–17**	**70**	**–**	**53**
2007	–20	3	–	–17

The hedges relate to translation risks arising from net investments in Swiss francs (CHF) and US dollars (USD). At the balance sheet date there were no open forward exchange contracts relating to hedges of a net investment in a foreign entity.

Fair values of derivative financial instruments

The fair values of forward exchange contracts are calculated on the basis of current European Central Bank reference prices taking account of forward premiums and discounts. Currency options are measured using market quotations or recognized option pricing models. The fair values of interest rate hedging instruments are determined on the basis of discounted future expected cash flows, using the market interest rates ruling over the remaining terms of the derivatives. These are shown in the table below for the four most important currencies. In each case, these are the interest rates quoted on the inter-bank market at December 31.

Interest rates in percent per annum

At December 31	EUR		USD		JPY		GBP	
Maturities	2007	2008	2007	2008	2007	2008	2007	2008
3 months	4.65	2.95	4.85	1.75	0.93	0.95	5.95	2.80
6 months	4.63	2.93	4.63	1.70	0.97	1.16	5.83	2.76
1 year	4.69	3.00	4.26	2.35	1.05	1.35	5.58	2.93
2 years	4.46	2.64	3.81	1.40	0.92	0.74	5.21	2.60
5 years	4.49	3.20	4.22	2.05	1.19	0.91	5.08	3.18
10 years	4.68	3.75	4.77	2.51	1.69	1.24	4.99	3.49

In measuring derivative financial instruments, the payment default risk of the counterparty is taken into account in the form of a lump-sum adjustment to the fair values, determined on the basis of credit risk premiums. This resulted in a charge to income in fiscal 2008 of 1 million euros.

Derivative financial instruments with a positive fair value at the balance sheet date are included in other financial assets and those with a negative fair value are included in financial liabilities.

The following positions were held at the balance sheet date:

Derivative financial instruments

At December 31	Nominal value		Positive fair value		Negative fair value	
in million euros	2007	2008	2007	2008	2007	2008
Forward exchange contracts[1]	7,087	5,457	56	240	–147	–186
(of which for hedging loans within the Group)	*(2,115)*	*(4,013)*	*(39)*	*(213)*	*(–5)*	*(–97)*
Currency options[1]	–	25	–	1	–	–
Interest rate swaps[2]	1,650	2,300	–	65	–83	–
(of which designated for hedge accounting)	*(1,650)*	*(2,300)*	–	*(65)*	*(–83)*	*(–)*
Other interest rate hedging instruments[1]	5,563	901	3	–	–2	–
(of which designated for hedge accounting)	*(–)*	*(–)*	–	*(–)*	–	*(–)*
Total derivative financial instruments	**14,300**	**8,683**	**59**	**306**	**–232**	**–186**

[1] Maturity period < 1 year
[2] Maturity period > 1 year

Most of the forward exchange contracts and currency options hedge risks arising from trade accounts receivable and Group financing in US dollars.

Risks arising from financial instruments

Credit risk

In the course of its business activities with third parties, the Henkel Group is exposed to global credit risk in various lines of business. The risk arises if a contracting party fails to meet its obligations. The maximum credit risk is represented by the book value of the financial assets recognized in the balance sheet. Generally speaking, Henkel is confronted by a continuing process of concentration and consolidation on the customer side, which is expressed accordingly in receivables from individual customers.

A credit risk management system operating on the basis of a globally applied credit policy ensures that credit risks are constantly monitored and bad debts minimized. This policy, which applies to both new and existing customers, governs the allocation of credit limits and compliance with those limits, individual analyses of customers' creditworthiness employing both internal and external financial information, risk classification and continuous monitoring of the risk of bad debts at the local level. Our key customer relationships are also monitored at the regional and global level. In addition, hedging measures, for instance payment default insurance policies, are implemented on a selective basis for particular countries and customers.

As regards financial investment and derivatives trading with German and international banks, Henkel only enters into transactions with counterparties of the highest financial standing. Financial investment is generally for periods of less than one year. To minimize the credit risk, netting arrangements are agreed with counterparties and investment limits set. These limits are based on the credit rating of the counterparty and are regularly monitored and adjusted. In addition to ratings, certain other indicators such as the pricing of credit default swaps (CDS) by the banks are applied in determining the limits.

Collateral and other safeguards include country-specific and customer-specific protection afforded by credit insurance, confirmed and unconfirmed letters of credit in the export business, as well as warranties, guarantees and cover notes.

The book value of receivables and loans which were potentially overdue or impaired, for which new due dates have been negotiated, is less than 1 million euros, as in the previous year.

Age analysis of non-impaired loans and receivables

Analysis

in million euros	Less than 30 days	30 to 60 days	61 to 90 days	91 to 180 days	Total
At December 31, 2008	**502**	**52**	**16**	**5**	**575**
At December 31, 2007	312	42	15	5	374

In 2008, specific allowances for bad debts of 41 million euros (2007: 24 million euros) and general allowances for bad debts of 6 million euros (2007: 3 million euros) were made in respect of loans and receivables.

Liquidity risk

The liquidity risk of the Henkel Group can be regarded as very low, because of the use of long-term financing instruments and the availability of additional liquidity reserves. The Group has pledged credit lines of 2.1 billion euros at its disposal to ensure its liquidity and financial flexibility at all times. These credit lines were opened to secure the Commercial Paper Program. To finance the acquisition of the Adhesives and Electronic Materials businesses of National Starch, the Henkel Group has already received loan pledges amounting to 1.6 billion euros as of December 31, 2008. The individual subsidiaries of the Henkel Group additionally have bilateral loan pledges of 0.6 billion euros at their disposal.

Our credit rating is regularly monitored by independent rating agencies.

Cash flows from financial liabilities

in million euros	Dec. 31, 2007 Book value	Residual term Up to 1 year	Between 1 and 5 years	More than 5 years	Dec. 31, 2007 Total cash flow
Bond[1]	2,251	143	451	2,560	3,154
Commercial papers[2]	10	10	–	–	10
Bank loans and overdrafts	404	374	32	12	418
Loans from employee welfare funds of the Henkel Group	2	2	–	–	2
Trade accounts payable	1,477	1,477	–	–	1,477
Interest-bearing loans from third parties	473	446	52	–	498
Sundry financial instruments[3]	163	101	48	14	163
Original financial instruments	**4,780**	**2,553**	**583**	**2,586**	**5,722**
Derivative financial instruments	**232**	**164**	**47**	**5**	**216**
Total	**5,012**	**2,717**	**630**	**2,591**	**5,938**

[1] The cash flows from the hybrid bond issued in 2005 are disclosed for the period until the first possible redemption date by Henkel on November 25, 2015
[2] From the euro and US dollar Commercial Paper Program (total amount: 2.1 billion euros)
[3] Sundry financial instruments include amounts due from employees, and finance bills

Cash flows from financial liabilities

in million euros	Dec. 31, 2008 Book value	Residual term Up to 1 year	Between 1 and 5 years	More than 5 years	Dec. 31, 2008 Total cash flow
Bond[1]	2,394	112	1,450	1,448	3,010
Commercial papers[2]	175	175	–	–	175
Bank loans and overdrafts	1,132	2,170[3]	34	9	2,213
Loans from employee welfare funds of the Henkel Group	–	–	–	–	–
Trade accounts payable	1,678	1,678	–	–	1,678
Interest-bearing loans from third parties	512	523	6	–	529
Sundry financial instruments[4]	169	92	42	35	169
Original financial instruments	**6,060**	**4,750**	**1,532**	**1,492**	**7,774**
Derivative financial instruments	**186**	**186**	**–**	**–**	**186**
Total	**6,246**	**4,936**	**1,532**	**1,492**	**7,960**

[1] The cash flows from the hybrid bond issued in 2005 are disclosed for the period until the first possible redemption date by Henkel on November 25, 2015
[2] From the euro and US dollar Commercial Paper Program (total amount: 2.1 billion euros)
[3] Bank loans from the bridge loan facility are offset against liquid funds; cash flows are stated with no offset
[4] Sundry financial instruments include amounts due from employees, and finance bills

Market risk

The market risk arising from financial instruments principally consists of currency and interest rate risks. This is monitored by means of sensitivity analyses.

Currency risk

The global nature of our business activities results in a significant number of cash flows in different currencies. Hedging the resulting exchange rate risks is a significant part of our centralized risk management system. The objective of our currency hedging is to fix prices based on hedging rates, so that we are protected from future adverse fluctuations in exchange rates. More detailed information about our currency management objectives and procedures are given in the Group management report starting on AR *page 69*.

The following table shows the value-at-risk analysis of the transaction risk of the Henkel Group at the balance sheet date. The value-at-risk analysis assumes a risk horizon of one month and a unilateral confidence interval of 95 percent. The calculation is based on the variance-covariance approach. Fluctuations and correlations are determined on the basis of historical data. The value-at-risk analysis is based on the operating book positions and budgeted positions in foreign currency, with a forecasting horizon of up to nine months.

Value-at-risk

in million euros	Dec. 31, 2007	Dec. 31, 2008
After hedging	19	40

The amounts shown represent the maximum expected risk of loss in a reporting month as a result of currency fluctuations. The risk arises from imports and exports by Henkel AG & Co. KGaA and its foreign subsidiaries. Due to its international nature, the Henkel Group has a portfolio with more than 50 different currencies. The main influence is exerted by the Japanese yen, the British pound, the US dollar and the Ukrainian Hrywnja.

Interest rate risk

The Henkel Group obtains the cash it requires from the international money and capital markets. Some of the resulting financial liabilities and our cash deposits may be exposed to the risk of changes in interest rates. The aim of our centralized interest rate management system is to control and minimize this risk with derivative financial instruments. With respect to hedging of the interest rate risk, only those derivative financial instruments may be used that can be monitored and assessed in the risk management system.

Henkel's interest management strategy essentially consists of fixing interest rates over the short term with pegging periods of less than one year. To this end, the interest management team applies strategies involving the use of long-term interest-bearing instruments in order to secure the liquidity of Henkel at all time while pegging short-term interest rates.

The risk of interest rate fluctuations with respect to the earnings of the Henkel Group is shown in the basis point value (BPV) analysis in the table below.

Interest rate exposure

in million euros	Dec. 31, 2007	Dec. 31, 2008
Based on an interest rate rise of 100 basis points	8	38
of which		
Cash flow through profit or loss	8	38
Fair value through profit or loss	–	–
Cash flow through equity	–	–
Fair value through equity	–	–

The calculation of the interest rate risk is based on a cash flow sensitivity analysis. This analysis examines all the main financial instruments which attract interest at a variable rate as of the balance sheet date. Fixed-rate instruments and interest rate hedging instruments are deducted from net borrowings (comprising liquid funds, marketable securities and short-term and long-term borrowings). The interest risk figures shown in the table are based on this calculation at the relevant balance sheet date, assuming a parallel shift in the interest curve of 100 basis points. Interest rate risks arise mainly from interest-bearing financial instruments in euros and US dollars.

Supplementary Information on the Consolidated Statement of Income/Balance Sheet

(43) Payroll cost[1]

Payroll cost

in million euros	2007	2008
Wages and salaries	1,885	1,949
Social security contributions and staff welfare costs	337	351
Pension costs	126	136
Total	**2,348**	**2,436**

[1] Excluding personnel-related restructuring charges of 343 million euros in 2008

Share-based payment plans

The objective of the Henkel Stock Incentive Plan introduced in 2000 is to provide additional motivation for about 700 senior executive personnel around the world. Participants in the plan are granted option rights to subscribe in Henkel preferred shares, which may be exercised within a period not exceeding five years once a vesting period of three years has elapsed. Under the plan, rights were issued annually on a revolving basis, the relevant terms being revised each year by the Management Board and Shareholders' Committee. In 2004, options were issued for the last time, in this case to the members of the Management Board.

Each option granted originally carried the right to acquire up to eight Henkel preferred shares. After the 1:3 share split on June 18, 2007, the number of preferred shares per option right was trebled. The exact number of shares that can be bought per option at a specific price depends on the extent to which the performance targets are met. One target is based on absolute performance – the performance of the Henkel preferred share price. The other takes into account relative performance, comparing the movement in value of the Henkel preferred share with that of the Dow Jones Euro Stoxx (600) index. For both performance targets, the average market price of the Henkel preferred share at the date of issue is compared with the average market price three years later. The average market price is calculated in each case on the basis of 20 stock exchange trading days after the Annual General Meeting. For options issued prior to 2002, a period of 60 trading days is applied. The calculation of relative performance takes account of dividend payments and other rights and benefits as well as movements in the share price (total shareholder return). The subscription rights attached to an option are split into two categories. Taking the share split into account, up to 15 subscription rights can be exercised by reference to the absolute performance and up to nine subscription rights by reference to the relative performance.

Option rights are granted to members of the Management Board and corporate senior vice presidents, and to managers of comparable status within German and foreign affiliated companies, on condition that they make a direct investment of three preferred shares for each option right.

On February 19, 2004, IFRS 2 (Share-based Payment) was issued. We have applied this standard effective January 1, 2005. As a result, the total value of stock options granted to senior executive personnel at the grant date is determined using an option pricing model. The total value of the stock options calculated in this way is treated as a payroll cost spread over the period in which the corporation receives the service of the employee. For fiscal years from 2005 onward, this cost in respect of the option rights granted in 2003 (tranche 4) and 2004 (tranche 5) is required to be expensed.

The table shows the number of option rights granted per tranche and the number of shares in the various tranches, taking into account the 1:3 share split of June 18, 2007. The vesting period has expired for all tranches. Because the exercise period for the first tranche expired on July 10, 2008, option rights that were not exercised have lapsed. The table overleaf also shows the expense for the period resulting from the valuation of each tranche issued.

In 2004 for the fourth tranche and in 2007 for the fifth tranche, the Management Board decided to avail itself of the right to pay in cash the gain arising on the exercise of the options to the employees participating in the plan. The fifth tranche is treated as if it had been paid in shares.

Option rights/subscribable preferred shares

in number of shares/options		1st tranche	2nd tranche	3rd tranche	4th tranche	5th tranche	Total
At January 1, 2008		**21,997**	**26,814**	**41,444**	**55,891**	**9,000**	**155,146**
expressed in preferred shares		*197,970*	*241,325*	*372,995*	*838,370*	*189,000*	*1,839,660*
Options granted		210	105	315	105	–	735
expressed in preferred shares		*1,890*	*945*	*2,835*	*1,575*	–	*7,245*
Options exercised[1]		12,967	2,100	2,505	2,525	–	20,097
expressed in preferred shares		*116,700*	*18,900*	*22,545*	*37,875*	–	*196,020*
Options forfeited		210	630	1,140	825	–	2,805
expressed in preferred shares		*1,890*	*5,670*	*10,260*	*12,375*	–	*30,195*
Lapsed options		9,030	–	–	–	–	9,030
expressed in preferred shares		*81,270*	–	–	–	–	*81,270*
At December 31, 2008		–	**24,189**	**38,114**	**52,646**	**9,000**	**123,949**
expressed in preferred shares		–	*217,700*	*343,025*	*789,695*	*189,000*	*1,539,420*
of which held by the Management Board		–	1,780	8,650	9,050	9,000	28,480
expressed in preferred shares		–	*16,020*	*77,850*	*135,750*	*189,000*	*418,620*
of which held by other senior executives		–	22,409	29,464	43,596	–	95,469
expressed in preferred shares		–	*201,680*	*265,175*	*653,945*	–	*1,120,800*
Payroll cost 2008	in million euros				–	–	–
Payroll cost 2007	in million euros	–	–	–	3.6	0.1	3.7

[1] Average price at exercise date = 28.19 euros

At December 31, 2008, there is a provision of 4.0 million euros (2007: 16.8 million euros) in respect of the fourth tranche. The amount written back of 12.8 million euros had the effect of increasing earnings for the period. The intrinsic value of the exercisable options in the fourth tranche at the end of the reporting period is 2.1 million euros (2007: 16.1 million euros).

The costs are calculated on the basis of the Black-Scholes option pricing model, modified to reflect the special features of the Stock Incentive Plan. The cost calculation was based on the following factors:

Black-Scholes option pricing model

		On issue 1st tranche	On issue 2nd tranche	On issue 3rd tranche	At Dec. 31, 2008 4th tranche	On issue 5th tranche
Exercise price (before share split)	in euros	63.13	71.23	74.67	57.66	71.28
Exercise price (after share split)	in euros	21.04	23.74	24.89	19.22	23.76
Expected volatility of the preferred share price	in %	35.0	33.1	32.4	29.8	26.6
Expected volatility of the index	in %	19.7	20.7	22.4	–	18.6
Expected lapse rate	in %	3	3	3	–	–
Risk-free interest rate	in %	5.19	4.18	4.78	2.12	3.96

The expected volatility rates are based on the historic volatility of the Henkel preferred share and of the Dow Jones Euro Stoxx (600) index. The period to which the estimate of the volatility of the Henkel share relates starts at the beginning of the remaining term of the option tranche and finishes on the date on which the tranche is valued.

The performance period relating to the first tranche ended on July 10, 2003, that of the second tranche on July 12, 2004, that of the third tranche on May 16, 2005, that of the fourth tranche on May 11, 2006 and that of the fifth tranche on May 15, 2007. Hereafter, at any time during a five-year period, the option holders in the first three tranches may exercise their right to acquire nine Henkel preferred shares per option. In the case of the fourth tranche, the option holders may acquire 15 shares per option and in the case of the fifth tranche 21 shares per option. The allocation of nine shares per option for the first tranche was made solely as a result of the Henkel preferred share outperforming the comparative index (relative performance). The allocation for the fourth tranche was made solely as a result of the absolute performance. The absolute performance targets were not met for the first three tranches and the relative performance target was not met for the fourth tranche. The allocation for the fifth tranche was 15 shares as a result of absolute performance and six shares as a result of relative performance. The option rights for the first tranche lapsed on July 10, 2008 as per the prescribed deadline. The outstanding option rights for tranches two to five may be exercised at any time, except during blocked periods which cover the four weeks prior to the reporting dates of the corporation.

Global Cash Performance Units (CPU) plan

Following the end of the Stock Incentive Plan, those eligible for that plan, the senior executive personnel of the Henkel Group (excluding members of the Management Board) have, since 2004, been part of the Global CPU Plan, which enables them to participate in any increase in price of the Henkel preferred share. If certain set targets are achieved, Cash Performance Units (CPUs) are granted, which give the member of the CPU Plan the right to receive a cash payment at a fixed point in time. The CPUs are granted on condition that the member of the plan is employed for three years by Henkel AG & Co. KGaA or one of its subsidiaries in a position senior enough to qualify to take part and that he or she is not under notice during that period. This minimum period of employment pertains to the calendar year in which the CPUs are granted and the two subsequent calendar years.

The number of CPUs granted depends not only on the seniority of the executive, but also on the achievement of set target figures. For the periods to date, these targets have been operating profit (EBIT) and net earnings after minority interests. The value of a CPU in each case is the average price of the Henkel preferred share as quoted 20 stock exchange trading days after the Annual General Meeting following the performance period. In the case of exceptional increases in the share price, there is an upper limit or cap. After the 1:3 share split of June 18, 2007, the number of CPUs was trebled.

The total value of CPUs granted to senior executive personnel is remeasured at each balance sheet date and treated as a payroll cost over the period in which the plan member provides his or her services to Henkel. The first tranche, which was issued in 2004, became due for payment in July 2007 and the second, issued in 2005, in July 2008. Across the world, at December 31, 2008, the CPU Plan comprised 425,941 CPUs issued in the third tranche in 2006 (expense: 3.2 million euros), 378,814 CPUs from the fourth tranche issued in 2007 (expense: 2.8 million euros) and 494,761 CPUs from the fifth tranche issued in the year under review (expense: 3.7 million euros). The corresponding provision amounted to 18.8 million euros (2007: 28.4 million euros).

Cash Performance Units program

For members of the Management Board, the Stock Incentive Plan was superseded in 2005 by a new program. In accordance with the program, each member of the Management Board is allocated, as a function of the absolute increase in the price of the Henkel preferred share and the increase in the earnings per Henkel preferred share (EPS) achieved over a period of three years (performance period), the cash equivalent of up to 10,800 preferred shares – so-called Cash Performance Units – per financial year (= tranche). On expiry of the performance period, the number and the value of the Cash Performance Units due are determined and the resulting tranche income is paid in cash. Each member of the Management Board participating in a tranche is required to acquire a personal stake by investing in Henkel preferred shares to the value of 25 percent of the gross tranche payout, and to place these shares in a blocked custody account with a five-year drawing restriction.

In the event of an absolute rise in the share price during the performance period of at least 15 percent, 21 percent or 30 percent, each participant is allocated 1,800, 3,600 or 5,400 Cash Performance Units (CPUs) respectively. To calculate the increase in the share price, the average price in January of the year of issue of a tranche is compared with the average price in January of the third fiscal year following the year of issue (reference price). If, during the performance period, earnings per preferred share increase by at least 15 percent, 21 percent or 30 percent, each participant is allocated a further 1,800, 3,600 or 5,400 CPUs respectively. To calculate the increase in earnings per preferred share, the earnings per preferred share of the fiscal year prior to the year of issue is compared with the earnings per preferred share of the second fiscal year after the year of issue. The amounts included in the calculation of the increase are in each case the earnings per preferred share as disclosed in the audited, approved and adopted consolidated financial statements of the relevant fiscal years, adjusted for exceptional items. The monetary value per Cash Performance Unit essentially corresponds to the reference price of the Henkel preferred share. A ceiling value (cap) is imposed in the event of extraordinary share price increases.

The base prices for the 2006, 2007 and 2008 tranches were 29.35 euros, 39.04 euros and 33.72 euros respectively. We have based the measurement of the provision for the tranche issued in 2008 on achieving medium targets; the pro rata provisions for the current tranches issued in the previous years were adjusted on the basis of current figures. This results in an expense of 0.6 million euros in the fiscal year. The provision at December 31, 2008 for all tranches issued is 1.4 million euros (2007: 4.1 million euros).

(44) Employee structure

Annual average excluding apprentices and trainees, work experience students and interns, based on quarterly figures:

Number of employees per function

	2007	2008
Production and engineering	24,426	26,230
Marketing, selling and distribution	16,603	17,235
Research and development	2,794	2,942
Administration	8,480	9,106
Total	**52,303**	**55,513**

(45) Value added statement

Value added statement

in million euros	2007	in %	2008	in %
Sales	13,074	98.1	14,131	90.6
Other income	247	1.9	1,458	9.4
Total sales/income	**13,321**	**100.0**	**15,589**	**100.0**
Other charges				
Cost of materials	5,656	42.5	6,598	42.3
Amortization/depreciation of non-current assets	337	2.5	546	3.5
Other expenses	3,415	25.6	3,973	25.5
Value added	**3,913**	**29.4**	**4,472**	**28.7**
Paid to				
employees	2,348	60.0	2,436	54.4
central and local government	355	9.1	437	9.8
Providers of capital				
interest expense	269	6.9	366	8.2
shareholders	227	5.8	227	5.1
minority shareholders	20	0.5	12	0.3
Reinvested in the Group	**694**	**17.7**	**994**	**22.2**

(46) Group segment reporting

The format for reporting the activities of the Henkel Group by segment is by business sector and additionally by region. This classification corresponds to the way in which the Group manages its operating business.

The activities of the Henkel Group are divided into the following operating segments: Laundry & Home Care, Cosmetics/Toiletries, Adhesives for Craftsmen and Consumers, and Industrial Adhesives.

Laundry & Home Care

This business sector produces and sells detergents, laundry care products, dishwashing and cleaning products and insecticides.

Cosmetics/Toiletries

The portfolio of this business sector comprises hair cosmetics, body care, skin care and oral care products, and hair salon products.

Adhesives for Craftsmen and Consumers/Industrial Adhesives

This business sector produces and sells cyanoacrylates, office products for gluing and correcting applications, adhesive tapes, high-strength contact adhesives, adhesives for home decoration, building and DIY applications, adhesives and sealants for industrial applications and products for surface treatment.

In determining the segment results and the asset and liability values, essentially the same principles of recognition and measurement are applied as in the consolidated financial statements.

For reconciliation with the figures for the Henkel Group, Group overheads are reported under Corporate together with income and expenses that cannot be allocated to the individual business sectors.

In the year under review, the charges arising with respect to the items "Global Excellence" and "Combination of the Adhesive Technologies businesses" have been disclosed under the Corporate segment as these are both centrally implemented, monitored and controlled programs; however, in the consolidated segment report they have been split between the business sectors for information purposes.

Reconciliation between net operating assets/capital employed and balance sheet figures

in million euros	Net operating assets		Balance sheet figures	
	Annual average[1] 2008	Dec. 31, 2008	Dec. 31, 2008	
Goodwill at book value	5,318	6,123	6,123	Goodwill at book value
Other intangible assets and property, plant and equipment (total)	4,643	4,630	4,630	Other intangible assets and property, plant and equipment (total)
			24	Financial assets
			305	Deferred tax assets
Inventories	1,645	1,482	1,482	Inventories
Trade accounts receivable from third parties	2,092	1,847	1,847	Trade accounts receivable from third parties
Intra-Group trade accounts receivable	985	991	-	
Other assets and tax refund claims[2]	451	432	1,212	Other assets and tax refund claims
			338	Liquid funds/Marketable securities
			113	Assets held for sale
Operating assets (gross)	**15,134**	**15,505**	**16,074**	**Total assets**
- Operating liabilities	4,269	4,185		
of which				
Trade accounts payable to third parties	1,903	1,678	1,678	Trade accounts payable to third parties
Intra-Group trade accounts payable	985	991		
Other provisions and other liabilities[2]	1,381	1,516	3,026	Other provisions and other liabilities
Net operating assets	**10,865**	**11,320**		
- Goodwill at book value	5,318	–		
+ Goodwill at acquistion cost[3]	5,774	–		
Capital employed	**11,321**	-		

[1] The annual average is calculated on the basis of the twelve monthly figures
[2] Only amounts relating to operating activities are taken into account in calculating net operating assets
[3] Before deduction of accumulated amortization pursuant to IFRS 3.79b

(47) Earnings per share

The Stock Incentive Plan (Note 43, AR *starting on page 117*) currently results in a dilution of earnings per ordinary share and per preferred share amounting to 2 eurocents.

Earnings per share

in million euros (rounded)	2007	2008
Net earnings after minority interests	**921**	**1,221**
Dividends, ordinary shares	132	132
Dividends, preferred shares	92	92
Total dividends	224	224
Retained profit per ordinary share	419	598
Retained profit per preferred share	278	399
Retained profit	**697**	**997**
Number of ordinary shares	259,795,875	259,795,875
Dividend per ordinary share in euros	0.51	0.51[4]
of which advance dividend per ordinary share in euros[1]	*0.02*	*0.02*
Retained profit per ordinary share in euros	1.61	2.30
EPS per ordinary share in euros	**2.12**	**2.81**
Number of outstanding preferred shares[2]	172,951,042	173,238,398
Dividend per preferred share in euros	0.53	0.53[4]
of which advance dividend per preferred share in euros[1]	*0.04*	*0.04*
Retained profit per preferred share in euros	1.61	2.30
EPS per preferred share in euros	**2.14**	**2.83**
Number of ordinary shares	259,795,875	259,795,875
Dividend per ordinary share in euros	0.51	0.51[4]
of which advance dividend per ordinary share in euros[1]	*0.02*	*0.02*
Retained profit per ordinary share in euros	1.61	2.28
EPS dilution per ordinary share in euros	**2.12**	**2.79**[5]
Number of potential outstanding preferred shares[3]	173,371,289	173,575,794
Dividend per preferred share in euros	0.53	0.53[4]
of which advance dividend per preferred share in euros[1]	*0.04*	*0.04*
Retained profit per preferred share in euros	1.60	2.28
Diluted EPS per preferred share in euros	**2.13**	**2.81**[5]

[1] See Group management report, page 19: Corporate Governance, Division of Capital Stock, Shareholder Rights
[2] Weighted annual average of preferred shares
[3] Weighted annual average of preferred shares adjusted for the potential number of shares arising from the Stock Incentive Plan
[4] Proposed
[5] Based on earnings attributable to one shareholder of Henkel AG & Co. KGaA of 1,212 million euros (IAS 33.59)

(48) Cash flow statement

Cash flow from investing activities/acquisitions includes under the heading "Purchase of financial assets/acquisitions" funds used to make acquisitions of 3,708 million euros (2007: 7 million euros). Investments in acquisitions comprised 7 million euros attributable to the Laundry & Home Care business sector, 17 million euros attributable to Cosmetics/Toiletries and 3,684 million euros attributable to Adhesive Technologies.

Dividends and interest paid and received include dividends received from Ecolab Inc., St. Paul, Minnesota, USA of 19 million euros (2007: 29 million euros). Interest payments include contributions to the contractual trust arrangement (CTA) (262 million euros; 2007: 42 million euros). Included in the figure for cash and cash equivalents are marketable securities which are short-term in nature and are exposed only to an insignificant risk of a change in price.

(49) Voting rights, related party transactions

Information required by Clause 160 (1) No. 8 of the German Joint Stock Corporation Act (AktG):

The company has been notified that the share of voting rights of the parties to the Henkel share-pooling agreement at December 19, 2008 represented in total 52.18 percent of the voting rights (135,570,762 votes) in Henkel AG & Co. KGaA and is held by:

- 64 members of the families of the descendants of Fritz Henkel, the company's founder
- Four charitable foundations set up by members of those families
- One civil-law partnership set up by members of those families
- Eight private limited companies set up by members of those families, seven limited partnerships with a limited company as a general partner (GmbH & Co. KG) and one limited partnership (KG)

under the terms of a share-pooling agreement (agreement restricting the transfer of shares) pursuant to Clause 22 (2) of the German Securities Trading Law (WpHG), whereby the shares held by the eight private limited companies, the seven limited partnerships with a limited company as a general partner and the one limited partnership representing a total of 14.02 percent (36,419,097 voting rights) are attributed (pursuant to Clause 22 (1) No. 1 WpHG) to the family members who control those companies.

Dr. h.c. Christoph Henkel, London, has exceeded the 5 percent threshold of voting rights in Henkel AG & Co. KGaA, with 15,132,417 ordinary shares in Henkel AG & Co. KGaA, representing a rounded percentage of 5.825 percent. No other party to the share-pooling agreement has a notification obligation if the threshold of 3 percent or more of the total voting rights in Henkel AG & Co. KGaA is reached or exceeded, even after adding voting rights expressly granted under the terms of usufruct agreements.

The authorized representative of the parties to the Henkel share-pooling agreement is Mr. Albrecht Woeste, Düsseldorf.

Silchester International Investors Limited, headquartered in London, Great Britain, has informed us that its share of voting rights in Henkel AG & Co. KGaA exceeded the 3 percent threshold on June 23, 2008 and stood at 3.01 percent on that day, with 7,824,150 voting rights. All voting rights are attributed to Silchester International Investors Limited pursuant to Clause 22 (1) No. 6 WpHG.

Members of the families of descendants of the company's founder Fritz Henkel, and charitable foundations under their sphere of influence, who/which hold shares in Henkel AG & Co. KGaA, and members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review, on which interest has been payable at an average rate of 5.11 percent (2007: 4.18 percent). The average total amount of capital advanced to the Henkel Group in fiscal 2008 was 530 million euros (2007: 446 million euros), while the balance at December 31, 2008 was 512 million euros (December 31, 2007: 472 million euros).

Members of the Supervisory Board who are not also members of the Shareholders' Committee advanced funds on loan to the Henkel Group in the year under review averaging 4.9 million euros (2007: 3.2 million euros), while the balance at December 31, 2008 was 3.9 million euros (December 31, 2007: 6 million euros), carrying an average interest rate of 5.13 percent (2007: 4.16 percent).

Henkel's investment in Ecolab Inc., St. Paul, Minnesota, USA, was sold on November 18/19, 2008. Some companies in the Henkel Group and Ecolab supplied goods and services to each other on prevailing market terms in the course of their normal business activities.

(50) Remuneration of the corporate bodies

The total remuneration of the members of the Supervisory Board and of the Shareholders' Committee of Henkel AG & Co. KGaA amounted to 1,231k euros plus value-added tax (2007: 1,226k euros plus value-added tax) and 2,303k euros (2007: 2,260k euros) respectively. The total remuneration of the former Management Board of Henkel KGaA and members of the Management Board of Henkel Management AG amounted to 13,270k euros (2007: 16,040k euros). For further details regarding the emoluments of the corporate bodies, see the remuneration report starting on AR *page 22*.

(51) Declaration of compliance with the Corporate Governance Code

In February 2008, the then Management Board and the Supervisory Board and the Shareholders' Committee approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code as required by Clause 161 of the German Joint Stock Corporation Act (AktG). The declaration is permanently available to shareholders on the company website: *www.henkel.com/ir*

(52) Subsidiaries and other investments

Details relating to the investments held by Henkel AG & Co. KGaA and the Henkel Group are provided in a separate schedule which will be available via the commercial register and can also be inspected at the Annual General Meeting.

(53) Information on shares in affiliated companies and other investments

The major subsidiaries of the Group are as follows:

			Share in percent
Algeria	Henkel Algérie S.P.A.	Wilaya d'Alger	100.00
Australia	Henkel Australia Pty. Ltd.	Silverwater	100.00
Austria	Henkel Central Eastern Europe GmbH	Vienna	100.00
Belgium	Henkel Belgium N.V.	Brussels	100.00
Brazil	Henkel Ltda.	São Paulo	100.00
Canada	Henkel Canada Corporation	Halifax	100.00
	Henkel Consumer Goods Canada Inc.	Toronto	100.00
China	Henkel (China) Co. Ltd.	Shanghai	97.49
	Henkel Loctite (China) Co. Ltd.	Beijing	100.00
Czech Republic	Henkel CR spol.s.r.o.	Prague	100.00
Egypt	Henkel Trading Egypt SA	Cairo	100.00
France	Henkel France S.A.	Boulogne-Billancourt	100.00
	Henkel Technologies France SAS	Boulogne-Billancourt	100.00
Germany	Schwarzkopf & Henkel Production Europe Holding GmbH & Co. KG	Düsseldorf	100.00
Great Britain	Henkel Ltd.	Hatfield	100.00
Hungary	Henkel Magyarország Kft	Budapest	100.00
India	Henkel Marketing India Ltd.	Hyderabad	48.94
Ireland	Loctite (Overseas) Ltd.	Dublin	100.00
Italy	Henkel Italia S.p.A.	Ferentino	100.00
Japan	Henkel Japan Ltd.	Tokyo	100.00
	Henkel Technologies Japan Ltd.	Tokyo	100.00
Mexico	Henkel Capital S.A. de C.V.	Ecatepec de Morales	100.00
Netherlands	Henkel Nederland B.V.	Nieuwegein	100.00
Poland	Henkel Polska Sp. z o.o.	Warsaw	100.00
Romania	Henkel Romania Srl	Bucharest	100.00
Russia	OAO Henkel ERA	Tosno	100.00
	OOO Rushenk	Moscow	100.00
	ZAO Schwarzkopf & Henkel	Moscow	100.00
Serbia	Henkel Merima d.o.o.	Krusevac	99.60
Slovak Republic	Henkel Slovensko spol. s.r.o	Bratislava	100.00
South Korea	Henkel Korea Ltd.	Jincheon-Kun	100.00
Spain	Henkel Ibérica S.A.	Barcelona	100.00
Sweden	Henkel Norden AB	Stockholm	100.00
Switzerland	Henkel & Cie. AG	Pratteln	100.00
Turkey	Türk Henkel Kimya Sanayi ve Ticaret A.S.	Istanbul	100.00
Ukraine	Henkel Bautechnik (Ukraine) TOB	Vyshgorod	100.00
	Henkel Ukraine TOW	Kiev	100.00

			Share in percent
USA	Henkel Consumer Goods, Inc.	Dover	100.00
	Henkel Corporation	Wilmington	100.00
	Henkel Corporation Finance, Inc.	Wilmington	100.00
	Henkel of America, Inc.	Wilmington	100.00
	Indopco Inc.	Sacramento	100.00
	National Starch & Chemical Investment Holding Corporation	Wilmington	100.00
	Pure & Natural Company	Phoenix	100.00
	The Dial Corporation	Wilmington	100.00

In each of the following companies, Henkel AG & Co. KGaA holds, either directly or indirectly, not more than half of the shares, but has the power to govern the financial and operating policies of the company. Therefore the company is consolidated.

			Share in percent
Austria	Biozym GmbH	Kundl	49.00
Egypt	Henkel Polybit Egypt Co. Ltd.	Badr City	49.00
India	Henkel Marketing India Ltd.	Hyderabad	48.94
Lebanon	Detergenta Holding S.A.L.	Beirut	49.97
	Henkel Lebanon S.A.L.	Beirut	50.00
Syria	Henkel Syria S.A.S.	Aleppo	49.97
Turkey	Eczacibasi Schwarzkopf Kuafor Urunleri Pazarlama A.S.	Istanbul	50.00
United Arab Emirates	Henkel Polybit Industries Co. Ltd.	Umm Al Quwain	49.00
	Roof Care Co.	Sharjah	49.00

The following dormant companies or companies with insignificant operations are immaterial to the net assets, financial position and results of operations of the Group and are stated at amortized cost:

			Share in percent
Argentina	The Dial Corporation Argentina S.A.	Buenos Aires	100.00
Austria	Persil-Altersunterstützung GmbH	Vienna	100.00
	Schwarzkopf & Henkel GmbH	Vienna	100.00
Germany	CALMATO Grundstücks-Vermietungsgesellschaft mbH	Düsseldorf	49.00
	CANTICA Beteiligungsgesellschaft mbH	Schönefeld	49.00
	CHEMPHAR Handels- und Exportgesellschaft mbH	Hamburg	100.00
	Clynol GmbH	Hamburg	100.00
	Entsorgungszentrum Düsseldorf Süd GmbH	Düsseldorf	50.00
	Erste Deutsche Walfang GmbH	Hamburg	100.00
	Fandus Grundstücksvermietungsgesellschaft mbH & Co. Objekt Willich KG	Düsseldorf	68.62
	Fix Point Vertriebs GmbH	Dinslaken	73.00
	Forstverwaltung Brannenburg Geschäftsführungs-GmbH	Düsseldorf	100.00
	Forstverwaltung Brannenburg GmbH & Co. OHG	Brannenburg	100.00
	Hans Schwarzkopf & Henkel Verwaltungs-GmbH	Grünwald	100.00
	Henkel Erste Verwaltungsgesellschaft mbH	Düsseldorf	100.00
	Henkel Holding Verwaltungs-GmbH	Düsseldorf	100.00
	Henkel Wasch- und Reinigungsmittel GmbH	Düsseldorf	100.00
	Henkel Zweite Verwaltungsgesellschaft mbH	Düsseldorf	100.00
	Indola GmbH	Hamburg	100.00

			Share in percent
Germany (cont.)	MATERNA Grundstücks-Vermietungsgesellschaft mbH & Co. Objekt Reisholz KG	Düsseldorf	49.00
	Phenion GmbH & Co. KG	Düsseldorf	100.00
	Phenion Verwaltungs GmbH	Düsseldorf	100.00
	Schwarzkopf & Henkel GmbH	Düsseldorf	100.00
	Schwarzkopf & Henkel Production Management GmbH	Düsseldorf	100.00
	SusTech GmbH & Co. KG	Darmstadt	100.00
	SusTech Verwaltungs GmbH	Darmstadt	100.00
Greece	Henkel Pelikan Office Products EPE	Koropi	51.00
	Schwarzkopf & Rilken Hellas A.E.E.K.	Athens-Kato Kifissia	74.58
Ireland	Chambois Ltd.	Cork	100.00
Pakistan	Henkel Industrial Adhesives Pakistan Pvt. Ltd.	Karachi	100.00
Russia	OOO Henkel Rus	Moscow	100.00
Slowenia	Henkel-Storitve d.o.o.	Maribor	100.00
USA	Dial Argentina Holdings. Inc.	Phoenix	100.00

Henkel AG & Co. KGaA holds more than 20 percent but not more than 50 percent in the following companies, either directly or indirectly. As the holdings are immaterial to the net assets, financial position and results of operations of the Group, they are stated at amortized cost:

			Share in percent
Bahrain	Henkel Adhesives Middle East E.C.	Bur Dubai	50.00
Egypt	Henkel Adhesives Trading Egypt SAE	Cairo	50.00
	Henkel Technologies Egypt SAE	Cairo	50.00
Germany	DATASOUND Gesellschaft zur Entwicklung und Vermarktung digitaler Audio- und Informationssysteme mbH	Ludwigshafen	24.98
Great Britain	Purbond International Holdings Ltd.	Hatfield	50.00
	Ten Lifestyle Management Ltd.	London	36.72
Guatemala	Tanques del Atlántico S.A.	Guatemala City	30.00
Indonesia	PT Dongsung NSC	Tangerang	49.00
Mexico	Hysol Indael de México S.A. de C.V.	Mexico City	49.00
Saudi Arabia	Ashwa Technologies Ltd.	Jeddah	50.00
	Saudi Arabian Adhesives Factory Ltd.	Riyadh	50.00
Switzerland	Purbond AG	Neukirch	50.00
USA	AMT Capital L.P.	Dallas	20.90
	Purbond Inc.	New Castle	50.00

(54) Auditors' fees and services

The fees charged for the services of the auditors KPMG in the 2007 and 2008 fiscal years were as follows:

Type of fee

in million euros	2007	2008
Audit (including outlays)	8.1	11.1
Other audit-related services	0.2	1.7
Tax advisory services	0.1	3.1
Other services	0.1	1.0
Total	**8.5**	**16.9**

Audit fees comprise the total fees (including outlays) paid or payable to the KPMG organization in respect of the audit of the Group accounts and reporting thereon, and the audit of the individual company financial statements of Henkel AG & Co. KGaA and its affiliated companies as required by law. The increase in the year under review is due to expansion of the scope of consolidation resulting from the acquisition of the National Starch businesses.

Fees for other audit-related services comprise fees for audits in connection with information risk management and audits of compliance with contractual terms and conditions, and audit of the opening balance sheets of April 3, 2008 for the National Starch businesses.

Fees for tax advisory services include fees for tax advice relating to employees of Henkel AG & Co. KGaA who live outside Germany and for employees of Henkel sent from Germany to work in Group companies outside Germany (International Executive Services) and for performing tax compliance work for affiliated companies outside Germany. In the year under review, extensive information gathering and analysis work was additionally performed with respect to the National Starch businesses.

Other services comprise fees for agreed-upon procedures and support for process improvement activities, again with significant work relating to the National Starch businesses.

Recommendation for the Approval of the Annual Financial Statements and the Appropriation of the Profit of Henkel AG & Co. KGaA

It is proposed that the annual financial statements of Henkel AG & Co. KGaA be approved as presented and that the unappropriated profit of 548,737,876.54 euros for the year ended December 31, 2008 be applied as follows:

a) Payment of a dividend of 0.51 euros per ordinary share on 259,795,875 shares	= 132,495,896.25 euros
b) Payment of a dividend of 0.53 euros per preferred share on 178,162,875 shares	= 94,426,323.75 euros
c) Carry-forward of the remaining amount of to the following year (retained earnings)	321,815,656.54 euros
	548,737,876.54 euros

Shares held as treasury stock are not entitled to dividend. The amount in unappropriated profit which relates to the treasury stock held by the corporation at the date of the Annual General Meeting is carried forward to the following year.

Düsseldorf, January 30, 2009

Henkel Management AG
(personally liable partner of Henkel AG & Co. KGaA)

Management Board

Annual Financial Statements of Henkel AG & Co. KGaA (summarized)[1)]

Statement of income

in million euros	2007	2008
Sales	**3,132**	**3,099**
Cost of sales	–2,135	–2,217
Gross profit	**997**	**882**
Selling, research and administrative expenses	–1,233	–1,330
Other income (net of other expenses)	373	726
Operating profit	**137**	**278**
Financial result	**440**	**348**
Profit on ordinary activities	**577**	**626**
Change in special accounts with reserve element	19	44
Earnings before tax	**596**	**670**
Taxes on income	–13	–24
Net earnings	**583**	**646**
Profit brought forward	152	220
Transfer to retained earnings	–291	–323
Transfer from reserve for treasury stock	–	6
Unappropriated profit[2)]	**444**	**549**

Balance sheet

in million euros	2007	2008
Intangible assets and property, plant and equipment	687	674
Financial assets	7,681	6,857
Non-current assets	**8,368**	**7,531**
Inventories	210	213
Receivables and miscellaneous assets/ Deferred charges	2,719	4,528
Marketable securities	119	109
Liquid funds	919	40
Current assets	**3,967**	**4,890**
Total assets	**12,335**	**12,421**
Shareholders' equity	**4,328**	**4,750**
Special accounts with reserve element	227	183
Provisions	2,513	2,590
Liabilities, deferred income and accrued expenses	5,267	4,898
Total equity and liabilities	**12,335**	**12,421**

[1)] The full financial statements of Henkel AG & Co. KGaA with the auditors' unqualified opinion are filed with the commercial register; copies can be obtained from Henkel AG & Co. KGaA on request; the financial statements are based on the German Commercial Code (HGB)
[2)] Statement of income figures are rounded; unappropriated profit: 444,192,003.61 euros for 2007 and 548,737,876.54 euros for 2008

Statement by the Personally Liable Partner

The annual financial statements, the consolidated financial statements and the management reports for Henkel AG & Co. KGaA and the Group have been prepared by the Management Board of Henkel Management AG, the personally liable managing partner of Henkel AG & Co. KGaA, which is responsible for the content and objectivity of the information contained therein.

The Group financial reports have been prepared on the basis of International Financial Reporting Standards (IFRS) as adopted by the European Union.

The Management Board has taken steps to ensure the integrity of the reporting process and compliance with the relevant legal regulations by establishing effective internal control systems at the companies which are included in the consolidated financial statements.

Appropriate training is provided to make sure that the employees responsible are suitably qualified to meet the required standards. Staff training is centered on the corporation's mission statement and principles and strategies developed within the corporation. Compliance with these principles is continually monitored by the corporate management. Compliance with regulations and the reliability and functional efficiency of the control systems are kept under constant review across the Group by the Internal Audit department.

These measures, coupled with reporting procedures based on standard guidelines throughout the Group, ensure that the financial records properly reflect all business transactions. They also enable the corporate management to recognize changes in business circumstances and the ensuing risks to assets and financial arrangements as they occur.

The risk management systems in place for Henkel AG & Co. KGaA and the Henkel Group ensure, in accordance with the requirements of company law, that any developments which could endanger the future of Henkel AG & Co. KGaA or of the Henkel Group are recognized in good time and that appropriate measures can be taken where necessary. They also provide the foundation for the accuracy of information disclosed in the consolidated financial statements and Group management report and in the individual company financial statements incorporated therein.

The Management Board is committed to delivering a steady increase in shareholder value. The Group is managed on principles of sustainable development in the interests of shareholders and in full awareness of its responsibility toward employees, society and the environment in every country in which Henkel operates.

In February 2008, as required by Clause 161 of the German Joint Stock Corporation Act (AktG), the then Management Board of Henkel KGaA, the Supervisory Board and the Shareholders' Committee approved a joint declaration of compliance with the recommendations of the German Corporate Governance Code.

KPMG AG Wirtschaftsprüfungsgesellschaft in accordance with a resolution adopted by shareholders at the Annual General Meeting and as instructed by the Supervisory Board, has audited the consolidated financial statements and the associated management reports. The auditor has also examined the existing risk management system and issued the general auditors' opinion reproduced on AR *page 131*. The annual financial statements, the consolidated financial statements and the management reports for Henkel AG & Co. KGaA and the Group and the audit reports will be discussed, with the auditors present, at a meeting of the Supervisory Board held for that purpose.

Düsseldorf, January 30, 2009

Henkel Management AG
Management Board

Auditors' Report

We have audited the consolidated financial statements prepared by Henkel AG & Co. KGaA comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of recognized income and expense, and the consolidated cash flow statement, and the notes to the consolidated financial statements, together with the Group management report for the business year from January 1, 2008 to December 31, 2008. The preparation of the consolidated financial statements and the Group management report in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union, and the additional requirements of German commercial law pursuant to § 315a (1) HGB (German Commercial Code) are the responsibility of the personally liable partner of Henkel AG & Co. KGaA. Our responsibility is to express an opinion on the consolidated financial statements and on the Group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW) and in supplementary compliance with International Standards on Auditing (ISA). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements prepared in accordance with the applicable financial reporting framework, and in the Group management report, are detected with reasonable assurance. Knowledge of the business activities and of the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the Group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in the consolidated financial statements, the determination of the entities to be included in the consolidation, the accounting and consolidation principles used and significant estimates made by the personally liable partner of the company, as well as evaluating the overall presentation of the consolidated financial statements and Group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRS as adopted by the European Union and the additional requirements of German commercial law pursuant to § 315a (1) HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The Group management report is consistent with the consolidated financial statements, and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Düsseldorf, January 30, 2009

KPMG AG
Wirtschaftsprüfungsgesellschaft

(formerly
KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft)

Thomas Sauter Wirtschaftsprüfer	Michael Gewehr Wirtschaftsprüfer

Corporate Management of Henkel AG & Co. KGaA

Boards/Memberships as defined by Clause 125 (1) sentence 3 of the German Stock Corporation Act (AktG) as at January 2009

Supervisory Board of Henkel AG & Co. KGaA

Members of the Supervisory Board of Henkel AG & Co. KGaA	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Dipl.-Ing. Albrecht Woeste Chair, Private Investor, Düsseldorf Born in 1935 Member since June 27, 1988	Henkel Management AG	Henkel AG & Co. KGaA (Shareholders' Committee)
Winfried Zander[1)] Vice-Chair, Chairman of the General Works Council of Henkel AG & Co. KGaA and Chairman of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1954 Member since May 17, 1993		
Dr. Friderike Bagel Attorney at Law/Tax Consultant, Düsseldorf Born in 1971 Member since April 18, 2005		
Dr. Simone Bagel-Trah Private Investor, Düsseldorf Born in 1969 Member since April 14, 2008	Henkel Management AG	Henkel AG & Co. KGaA (Shareholders' Committee)
Engelbert Bäßler[1)] (until April 14, 2008) Member of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1951 Member from March 1, 2005		
Jutta Bernicke[1)] Member of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1962 Member since April 14, 2008		
Hans Dietrichs[1)] (until March 31, 2008) Chairman of the Works Council of Henkel AG & Co. KGaA, Genthin site Born in 1943 Member from May 4, 1998		
Fritz Franke[1)] Member of the General Works Council of Henkel AG & Co. KGaA and Chairman of the Works Council of Henkel AG & Co. KGaA, Genthin site Born in 1955 Member since April 14, 2008		
Birgit Helten-Kindlein[1)] Member of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1964 Member since April 14, 2008		

[1)] Employee representative

Supervisory Board of Henkel AG & Co. KGaA

Members of the Supervisory Board of Henkel AG & Co. KGaA (continued)	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Bernd Hinz[1] Member of the General Works Council of Henkel AG & Co. KGaA and Vice-chairman of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1951 Member since May 4, 1998		
Dr. sc. nat. Michael Kaschke Member of the Executive Board of Carl Zeiss AG, Oberkochen Born in 1957 Member since April 14, 2008	Siltronic AG Carl Zeiss Group mandates: Carl Zeiss Financial Services GmbH (Chair), Carl Zeiss MicroImaging GmbH (Chair)	Carl Zeiss Group mandates: Carl Zeiss Japan Co. Ltd. (Chair) Carl Zeiss Far East (Chair) Carl Zeiss Korea (Chair) Carl Zeiss Singapore (Chair) Carl Zeiss Australia (Chair)
Thomas Manchot Private Investor, Düsseldorf Born in 1965 Member since April 10, 2006		
Prof. Dr. Dr. h.c. mult. Heribert Meffert (until April 14, 2008) Former Director of the Institute of Marketing, University of Münster Born in 1937 Member from May 4, 1998	Kaufhof Warenhaus AG	UNIPLAN International GmbH & Co. KG
Thierry Paternot Operating Partner, Duke Street Capital, Paris Born in 1948 Member since April 14, 2008		SGD SA (Chair), France FullSix International SAS (Chair), France Bio DS SAS, France
Andrea Pichottka[1] Secretariat of the General Executive of IG Bergbau, Chemie, Energie, responsible for research/technology, women/equal opportunities, employees, advertising, Hannover Born in 1959 Member since October 26, 2004	Siltronic AG	
Prof. Dr. Dr. h.c. mult. Heinz Riesenhuber (until April 14, 2008) Former Federal Minister for Research and Technology, Frankfurt/Main Born in 1935 Member from May 4, 1998	Kabel Deutschland GmbH (Chair)	HBM BioVentures AG, Switzerland Heidelberg Innovation BioScience Venture II GmbH & Co. KG
Konstantin von Unger Founding Partner, Blue Corporate Finance, London Born in 1966 Member since April 10, 2006		Ten Lifestyle Management Ltd., Great Britain
Michael Vassiliadis[1] Member of the Executive Committee of IG Bergbau, Chemie, Energie, Hannover Born in 1964 Member since May 4, 1998	BASF SE K + S AG (Vice-chair) K + S Kali GmbH (Vice-chair) Evonik Steag GmbH (Vice-chair)	

[1] Employee representative

Supervisory Board of Henkel AG & Co. KGaA

Members of the Supervisory Board of Henkel AG & Co. KGaA (continued)	**Membership of statutory supervisory boards**	**Membership of comparable supervisory boards**
Bernhard Walter Former Chairman of the Executive Board of Dresdner Bank AG, Frankfurt/Main Born in 1942 Member since May 4, 1998	Bilfinger Berger AG (Chair) Daimler AG Deutsche Telekom AG Hypo Real Estate Holding AG (Vice-chair)	
Werner Wenning (until April 14, 2008) Chairman of the Executive Board of Bayer AG, Leverkusen Born in 1946 Member from April 14, 2003	Deutsche Bank AG E.ON AG Bayer Group mandate: Bayer Schering Pharma AG (Chair)	
Ulf Wentzien[1] Commercial Executive, Düsseldorf Representative of the Senior Staff of Henkel AG & Co. KGaA Born in 1963 Member since April 14, 2008		
Dr. Anneliese Wilsch-Irrgang[1] (until April 14, 2008) Chemist, Düsseldorf Representative of the Senior Staff of Henkel AG & Co. KGaA Born in 1958 Member from May 4, 1998		
Rolf Zimmermann[1] (until April 14, 2008) Member of the Works Council of Henkel AG & Co. KGaA, Düsseldorf site Born in 1953 Member from October 9, 2002		

[1] Employee representative

Subcommittees of the Supervisory Board

	Functions	**Members**
Nominations Committee	The Nominations Committee prepares the resolutions of the Supervisory Board on election proposals to be presented to the Annual General Meeting for the election of members to the Supervisory Board (representatives of the shareholders).	Dipl.-Ing. Albrecht Woeste, Chair Dr. Friderike Bagel Bernhard Walter
Audit Committee	The Audit Committee prepares the resolutions of the Supervisory Board on the approval of the annual financial statements and the consolidated financial statements, and the proposal to be put before the Annual General Meeting regarding appointment of the auditor. It further deals with accountancy, risk management and compliance issues.	Bernhard Walter, Chair Dr. Friderike Bagel Birgit Helten-Kindlein Michael Vassiliadis Dipl.-Ing. Albrecht Woeste Winfried Zander

Shareholders' Committee of Henkel AG & Co. KGaA

Members of the Shareholders' Committee of Henkel AG & Co. KGaA	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Dipl.-Ing. Albrecht Woeste Chair, Private Investor, Düsseldorf Born in 1935 Member since June 14, 1976	Henkel AG & Co. KGaA Henkel Management AG	
Dr. Simone Bagel-Trah Vice-chair, Private Investor, Düsseldorf Born in 1969 Member since April 18, 2005	Henkel AG & Co. KGaA Henkel Management AG	
Dr. h.c. Christoph Henkel Vice-chair, Managing Partner Canyon Equity LLC, San Francisco Born in 1958 Member since May 27, 1991		Texas Syngas Inc., USA
Dr. Paul Achleitner Member of the Executive Board of Allianz SE, Munich Born in 1956 Member since April 30, 2001	Bayer AG RWE AG Allianz Group mandates: Allianz Deutschland AG Allianz Global Investors AG	
Stefan Hamelmann Private Investor, Düsseldorf Born in 1963 Member since May 3, 1999		
Dr. h.c. Ulrich Hartmann Chairman of the Supervisory Board of E.ON AG, Düsseldorf Born in 1938 Member since May 4, 1998	Deutsche Lufthansa AG E.ON AG (Chair) Münchener Rückversicherungs- Gesellschaft AG	
Prof. Dr. Ulrich Lehner Former Chairman of the Management Board of Henkel KGaA, Düsseldorf Born in 1946 Member since April 14, 2008	Deutsche Telekom AG (Chair) E.ON AG Henkel Management AG HSBC Trinkaus & Burkhardt AG Porsche Automobil Holding SE Dr. Ing. h.c. F. Porsche AG ThyssenKrupp AG	Dr. August Oetker KG Novartis AG, Switzerland
Konstantin von Unger Founding Partner, Blue Corporate Finance, London Born in 1966 Member since April 14, 2003		Ten Lifestyle Management Ltd., Great Britain
Karel Vuursteen Former Chairman of the Executive Board of Heineken N.V., Amsterdam Born in 1941 Member since May 6, 2002		Akzo Nobel N.V., Netherlands Heineken Holding N.V., Netherlands ING Groep N.V., Netherlands Tom Tom N.V., Netherlands
Werner Wenning Chairman of the Executive Board of Bayer AG, Leverkusen Born in 1946 Member since April 14, 2008	Deutsche Bank AG E.ON AG Bayer Group mandate: Bayer Schering Pharma AG (Chair)	

Shareholders' Committee of Henkel AG & Co. KGaA

Members of the Shareholders' Committee of Henkel AG & Co. KGaA (continued)	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Dr. Hans-Dietrich Winkhaus (until April 14, 2008) Former Chairman of the Management Board of Henkel KGaA, Düsseldorf Born in 1937 Member from May 8, 2000		

Subcommittees of the Shareholders' Committee

	Functions	Members
Finance Subcommittee	The Finance Subcommittee deals principally with financial matters, accounting issues including the statutory year-end audit, taxation and accounting policy, and risk management.	Dr. h.c. Christoph Henkel, Chair Stefan Hamelmann, Vice-chair Dr. Paul Achleitner Dr. h.c. Ulrich Hartmann Prof. Dr. Ulrich Lehner (since April 14, 2008) Dr. Hans-Dietrich Winkhaus (until April 14, 2008)
Human Resources Subcommittee	The Human Resources Subcommittee deals principally with personnel matters concerning members of the Management Board, and issues relating to human resources strategy and remuneration.	Dr. Simone Bagel-Trah, Chair Konstantin von Unger, Vice-chair Karel Vuursteen Werner Wenning (since April 14, 2008) Dipl.-Ing. Albrecht Woeste

Until April 14, 2008 Management Board of Henkel KGaA

Members of the Management Board

Prof. Dr. Ulrich Lehner
Chair and sole Personally Liable Partner,
Born in 1946
Member from April 1, 1995

Kasper Rorsted
Vice-chair,
Human Resources/
Infrastructure Services
Born in 1962
Member from April 1, 2005

Thomas Geitner
Special Tasks
Born in 1955
Member from March 1, 2008

Alois Linder
Adhesive Technologies
Born in 1947
Member from January 1, 2002

Dr. Friedrich Stara
Laundry & Home Care
Born in 1949
Member from July 1, 2005

Dr. Lothar Steinebach
Finance/Purchasing/IT/Law
Born in 1948
Member from July 1, 2003

Hans Van Bylen
Cosmetics/Toiletries
Born in 1961
Member from July 1, 2005

Personally Liable Partner of Henkel AG & Co. KGaA (since April 14, 2008)

Henkel Management AG
Düsseldorf,
Commercial Register HRB 58139,
District Court, Düsseldorf

Management Board of Henkel Management AG

Members of the Management Board of Henkel Management AG	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Kasper Rorsted Chairman, Human Resources/Infrastructure Services Born in 1962 Member since February 15, 2008 (Member of the Management Board of Henkel KGaA: April 1, 2005 – April 14, 2008)		Cable & Wireless, Plc., Great Britain Henkel Norden AB, Sweden
Thomas Geitner Adhesive Technologies Born in 1955 Member since March 1, 2008 (Member of the Management Board of Henkel KGaA: March 1, 2008 – April 14, 2008)		Henkel Corp. (Chair), USA
Alois Linder (until June 18, 2008) Adhesive Technologies Born in 1947 Member from February 15, 2008 (Member of the Management Board of Henkel KGaA: January 1, 2002 – April 14, 2008)		Henkel Corp. (Chair), USA
Dr. Friedrich Stara Laundry & Home Care Born in 1949 Member since February 15, 2008 (Member of the Management Board of Henkel KGaA: July 1, 2005 – April 14, 2008)		The Dial Corp. (Chair), USA Wiener Städtische Allgemeine Versicherung AG, Austria
Dr. Lothar Steinebach Finance/Purchasing/IT/Law Born in 1948 Member since February 15, 2008 (Member of the Management Board of Henkel KGaA: July 1, 2003 – April 14, 2008)	LSG Lufthansa Service Holding AG	Ashwa Technologies Ltd., Saudi Arabia Henkel Adhesives Middle East E.C., Bahrain Henkel (China) Investment Co. Ltd., China Henkel & Cie AG, Switzerland Henkel Central Eastern Europe GmbH (Chair), Austria Henkel Consumer Goods Inc. (Chair), USA Henkel Ltd., Great Britain Henkel of America Inc. (Chair), USA Henkel Technologies Egypt SAE, Egypt Saudi Arabian Adhesives Factory Co., Saudi Arabia Türk Henkel Kimya Sanayi ve Ticaret AS (Chair), Turkey
Hans Van Bylen Cosmetics/Toiletries Born in 1961 Member since February 15, 2008 (Member of the Management Board of Henkel KGaA: July 1, 2005 – April 14, 2008)		Henkel Belgium N.V., Belgium Henkel Nederland BV, Netherlands

Supervisory Board of Henkel Management AG

Members of the Supervisory Board of Henkel Management AG	Membership of statutory supervisory boards	Membership of comparable supervisory boards
Dipl.-Ing. Albrecht Woeste Chair, Private Investor, Düsseldorf Born in 1935 Member since February 15, 2008	Henkel AG & Co. KGaA	Henkel AG & Co. KGaA (Shareholders' Committee)
Dr. Simone Bagel-Trah Vice-chair, Private Investor, Düsseldorf Born in 1969 Member since February 15, 2008	Henkel AG & Co. KGaA	Henkel AG & Co. KGaA (Shareholders' Committee)
Prof. Dr. Ulrich Lehner Former Chairman of the Management Board of Henkel KGaA, Düsseldorf Born in 1946 Member since February 15, 2008	Deutsche Telekom AG (Chair) E.ON AG HSBC Trinkaus & Burkhardt AG Porsche Automobil Holding SE Dr. Ing. h.c. Porsche AG ThyssenKrupp AG	Henkel AG & Co. KGaA (Shareholders' Committee) Dr. August Oetker KG Novartis AG, Switzerland

Corporate Senior Vice Presidents

Jan-Dirk Auris
Adhesive Technologies
Asia-Pacific

Prof. Dr. Ramón Bacardit
Adhesive Technologies
Research

Alain Bauwens
Laundry & Home Care
Business Development &
MENA/Asia-Pacific/
Central America Regions

Wolfgang Beynio
Finance/Controlling

Dr. Andreas Bruns
Infrastructure Services

Pierre Brusselmans
Corporate Development
(until March 3, 2009)

Brad Casper
Dial Corporation North America
Henkel Consumer Goods, Inc.

Julian Colquitt
Adhesive Technologies
North America

Bertrand Conquéret
Global Purchasing

Jean Fayolle
Industrial Adhesives SBU

Dr. Attilio Gatti
Specialty Adhesives SBU
Adhesive Technologies
Latin America Region

Enric Holzbacher
Consumer & Craftsmen Adhesives/Building Adhesives SBUs
Adhesive Technologies
Western Europe/Central Eastern
Europe/MEA Regions

Dr. Joachim Jäckle
Financial Operations
(since February 1, 2009)

Carsten Knobel
Cosmetics/Toiletries –
Financial Director
Finance – Corporate Controlling
(since February 1, 2009)

Dirk-Stephan Koedijk
Chief Compliance Officer

Norbert Koll
Schwarzkopf Professional

Libor Kotlik
Adhesive Technologies
Supply Chain & Operations

Thomas Gerd Kühn
Law

Andreas Lange
Laundry & Home Care
Western Europe Region

Tina Müller
SBU Hair, Skin & Oral Care

Prof. Dr. Thomas Müller-Kirschbaum
Laundry & Home Care
R&D/Technology/Supply Chain

Bruno Piacenza
Cosmetics/Toiletries Southern
Europe/Western Europe/MENA
and Asia-Pacific Regions

Dr. Matthias Schmidt
Adhesive Technologies –
Financial Director
(since February 1, 2009)

Stefan Sudhoff
Body Care SBU,
Cosmetics/Toiletries Central &
Eastern Europe/CIS/North and
Latin America Regions

Alan Syzdek
Adhesive Technologies
Global Electronic Materials
Business

Günter Thumser
Henkel Central Eastern Europe

Christian-André Weinberger
Global Chief Marketing Officer
GMU Laundry & Home Care

Dr. Juliane Wiemerslage
Human Resources

Dr. Peter Wroblowski
Information Technology

At February 1, 2009

Management Circle I Worldwide

Giacomo Archi
Faruk Arig
Georg Baratta-Dragono
Francisco Beltran
Paul Berry
Cedric Berthod
Amy Bloebaum
Dr. Joachim Bolz
Oriol Bonaclocha
Robert Bossuyt
Ingo Brauckmann
Hanno Brenningmeyer
Daniel Brogan
Beat Buser
Sergej Bykovskikh
Michelle Cheung
Jürgen Convent
Susanne Cornelius
Paul de Bruecker
Ivan de Jonghe
Patrick de Meyer
Joseph Debiase
Hermann Deitzer
Nicola delli Venneri
Serge Delobel
Dr. Alexander Ditze
Eric Dumez
Christof Eibel
Wolfgang Eichstaedt
Ashraf El Afifi
Steven Essick
Charles Evans
Sam Ewe
Thomas Feldbrügge
Dr. Peter Florenz
Dr. Thomas Förster
Timm Rainer Fries
Holger Gerdes
Roberto Gianetti
Dr. Karl W. Gladt
Ralf Grauel
Peter Günther
Rainer M. Haertel
James Hardy
Andreas Haupt
Ludger Hazelaar
Georg Hoebenstreit
Dr. Alois Hoeger
Jos Hubin
Dr. Stefan Huchler
Dr. Hans-Georg Hundeck
Jeremy Hunter
Will Jacobs
Dr. Regina Jäger
John Kahl
Patrick Kaminski
Peter Kardorff
Klaus Keutmann
Dr. Christian Kirsten
Dr. Wolfgang Klauck
Nurierdem Kocak
Dr. Harald Köster
Dr. Marcus Kuhnert
Satish Anavangot Kumar
Luis Carlos Lacorte
Daniel Langer
Tom Linckens
Oliver Luckenbach
Dr. Carlo Mackrodt
Andreas Mader
Dr. Klaus Marten
Lutz Mehlhorn
Kathrin Menges
Dr. Clemens Mittelviefhaus
Scott Moffitt
Juan Morcego
Georg Müller
Dr. Heinrich Müller
Julio Munoz-Kampff
Liam Murphy
Christoph Neufeldt
Helmut Nuhn
Joseph O'Brien
Björk Ohlhorst
Michael Olosky
Carlos Eduardo Orozco
Dr. Uwe Over
Campbell Peacock
Jerry Perkins
Thomas Perlitz
Jeffrey Piccolomini
Arnd Picker
Michael Prange
Ernst Primosch
Dr. Volker Puchta
Michael Rauch
Gary Raykowitz
Birgit Rechberger-Krammer
Dr. Michael Reuter
Robert Risse
Gabriele Rusconi
Jean Baptiste Santoul
Wolfgang Schäufele
Rolf Schlue
Dr. Berthold Schreck
Dr. Hans-Willi Schroiff
Jens-Martin Schwärzler
Dr. Johann Seif
Brian Shook
Dr. Simone Siebeke
Dr. Walter Sterzel
Klaus Strottmann
Monica Sun
Marco Swoboda
Dr. Boris Tasche
Richard Theiler
Greg Tipsord
Thomas Tönnesmann
Patrick Trippel
Christian Twehues
Robert Uytdewillegen
Tracy Van Bibber
Amelie Vidal-Simi
Dr. Vincenzo Vitelli
Dr. Dirk Vollmerhaus
Paul Voordeckers
Douglas Weekes
Dr. Jürgen Wichelhaus
Dr. Hans-Christof Wilk
Dr. Rudolf Wittgen
Eric Yaszemski

At January 1, 2009

Responsibility Statement

To the best of our knowledge, and in accordance with the applicable accounting principles for financial reporting, the consolidated financial statements give a true and fair view of the net assets, financial position and results of operations of the Group, and the management report of the Group includes a fair review of the development, performance and results of the business and the position of the Group, together with a cogent description of the principal opportunities and risks associated with the expected development of the Group.

Düsseldorf, January 30, 2009

Henkel Management AG
Management Board
Kasper Rorsted,
Thomas Geitner, Dr. Friedrich Stara,
Dr. Lothar Steinebach, Hans Van Bylen

Financial Highlights by Quarter

in million euros	1st quarter		2nd quarter		3rd quarter		4th quarter		Full year	
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
Sales										
Laundry & Home Care	1,069	1,031	1,024	1,012	1,053	1,068	1,002	1,061	4,148	4,172
Cosmetics/Toiletries	704	708	769	779	768	770	731	759	2,972	3,016
Adhesive Technologies	1,406	1,364	1,440	1,816	1,474	1,860	1,391	1,660	5,711	6,700
Corporate	58	59	60	61	63	62	62	61	243	243
Henkel Group	**3,237**	**3,162**	**3,293**	**3,668**	**3,358**	**3,760**	**3,186**	**3,541**	**13,074**	**14,131**
Cost of sales	–1,726	–1,687	–1,748	–2,149	–1,797	–2,188	–1,742	–2,166	–7,013	–8,190
Gross profit	**1,511**	**1,475**	**1,545**	**1,519**	**1,561**	**1,572**	**1,444**	**1,375**	**6,061**	**5,941**
Marketing, selling and distribution expenses	–937	–920	–975	–1,063	–963	–1,039	–873	–971	–3,748	–3,993
Research and development expenses	–85	–86	–91	–98	–87	–149	–87	–96	–350	–429
Administrative expenses	–169	–166	–153	–254	–156	–214	–186	–191	–664	–825
Other operating charges and income	3	17	13	9	4	21	25	38	45	85
EBIT										
Laundry & Home Care	117	100	111	92	126	117	105	130	459	439
Cosmetics/Toiletries	82	87	98	98	95	96	97	95	372	376
Adhesive Technologies	149	150	162	192	164	169	146	147	621	658
Corporate	–25	–17	–32	–269	–26	–191	–25	–217	–108	–694
Henkel Group	**323**	**320**	**339**	**113**	**359**	**191**	**323**	**155**	**1,344**	**779**
Investment result	19	19	24	24	22	24	19	1,056	84	1,123
Net interest	–49	–38	–37	–84	–44	–72	–48	–81	–178	–275
Financial result	**–30**	**–19**	**–13**	**–60**	**–22**	**–48**	**–29**	**975**	**–94**	**848**
Earnings before tax	**293**	**301**	**326**	**53**	**337**	**143**	**294**	**1,130**	**1,250**	**1,627**
Taxes on income	**–83**	**–78**	**–87**	**–11**	**–92**	**–36**	**–47**	**–269**	**–309**	**–394**
Net earnings	**210**	**223**	**239**	**42**	**245**	**107**	**247**	**861**	**941**	**1,233**
Minority interests	**–5**	**–4**	**–5**	**–4**	**–7**	**–6**	**–3**	**2**	**–20**	**–12**
Earnings after minority interests	**205**	**219**	**234**	**38**	**238**	**101**	**244**	**863**	**921**	**1,221**
Earnings per preferred share in euros	**0.48**	**0.51**	**0.54**	**0.09**	**0.55**	**0.23**	**0.57**	**2.00**	**2.14**	**2.83**

in million euros	1st quarter		2nd quarter		3rd quarter		4th quarter		Full year	
	2007	2008	2007	2008	2007	2008	2007	2008	2007	2008
EBIT (as reported)	**323**	**320**	**339**	**113**	**359**	**191**	**323**	**155**	**1,344**	**779**
One-time gains	–	–8	–8	–3	–	–	–	–19	–8	–30
One-time charges	–	–	–	6	–	19	–	23	–	48
Restructuring charges	9	6	14	256	9	181	2	220	34	663
Adjusted EBIT	**332**	**318**	**345**	**372**	**368**	**391**	**325**	**379**	**1,370**	**1,460**
Adjusted earnings per preferred share in euros	**0.50**	**0.51**	**0.55**	**0.52**	**0.57**	**0.59**	**0.57**	**0.57**	**2.19**	**2.19**

The quarterly figures are specific to the quarter to which they refer and have been rounded for commercial convenience.

Five-Year Summary

in million euros	2004	2004[5]	2005	2006	2007	2008
Sales	10,592	10,592	11,974	12,740	13,074	14,131
Operating profit (EBIT)	800[4]	996	1,162	1,298	1,344	779
Earnings before tax	808[4]	1,007	1,042	1,176	1,250	1,627
Net earnings	551[4]	748	770	871	941	1,233
Earnings after minority interests	550[4]	747	757	855	921	1,221
Earnings per preferred share (EPS)[1]	1.29[4]	1.75	1.77	1.99	2.14	2.83
Total assets	13,138	13,287	13,944	13,346	13,048	16,074
Non-current assets	7,400	7,989	9,065	8,664	7,931	11,261
Current assets	5,738	5,248	4,879	4,682	5,117	4,813
Debt	8,937	8,941	8,545	7,799	7,342	9,539
Shareholders' equity	4,201	4,346	5,399	5,547	5,706	6,535
as % of total assets	32.0	32.7	38.7	41.6	43.7	40.6
Net return on sales in %[2]	5.12[4]	7.06	6.43	6.84	7.20	8.72
Return on equity in %[3]	16.1[4]	17.2	17.7	16.1	17.0	21.6
Dividend per ordinary share in euros	0.41	0.41	0.43	0.48	0.51	0.51[6]
Dividend per preferred share in euros	0.43	0.43	0.45	0.50	0.53	0.53[6]
Total dividends	185	185	193	214	227	227[6]
Capital expenditures (including financial assets)	4,628	4,678	1,119	897	548	4,074
Investment ratio as % of sales	43.7	43.7	9.3	7.0	4.2	28.8
Research and development costs	272	272	324	340	350	429
Number of employees (annual average)	49,947	49,947	51,724	51,716	52,303	55,513
of which in Germany	10,488	10,488	10,264	9,995	9,899	9,892
of which abroad	39,459	39,459	41,460	41,721	42,404	45,621

[1] Basis: share split (1:3) of June 18, 2007
[2] Net earnings / sales
[3] Net earnings / shareholders' equity at the start of the year
[4] Before exceptional items
[5] Restated and comparable
[6] Proposed

Vision & Values

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful.

» We are customer driven.

» We develop superior brands and technologies.

» We aspire to excellence in quality.

» We strive for innovation.

» We embrace change.

» We are successful because of our people.

» We are committed to shareholder value.

» We are dedicated to sustainability and corporate social responsibility.

» We communicate openly and actively.

» We preserve the tradition of an open family company.

Credits

Published by:
Henkel KGaA
40191 Düsseldorf, Germany
Phone: +49 (0)211/7 97-0

Edited by:
Corporate Communications, Investor Relations
English Translation: Paul Knighton
Coordination: Rolf Juesten, Oliver Luckenbach, Jens-Bruno Wilhelm, Wolfgang Zengerling
Concept and Design: Kirchhoff Consult AG, Hamburg
Photographs: Henkel, Oliver Blobel, Olaf Döring, Andreas Fechner
Produced by: Schotte, Krefeld

Date of publication of this report:
February 25, 2009

Corporate Communications
Phone: +49 (0)211 797-3533
Fax: +49 (0)211 798-2484
E-mail: ernst.primosch@henkel.com

Investor Relations
Phone: +49 (0)211 797-3937
Fax: +49 (0)211 798-2863
E-mail: oliver.luckenbach@henkel.com

PR. No.: 02 09 11,000
ISSN: 07244738
ISBN: 978-3-941517-09-7

The collages on the cover and other photographic pages of the Annual Report are mosaics. They are composed of more than 300 portraits of Henkel employees as well as logos and photos of products of our top brands. We would like to thank all of the employees who agreed to let us take their picture.

Responsible Care®

Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. GFA-COC-001502
© 1996 Forest Stewardship Council
FSC

The Annual Report is printed on PROFI*silk*FSC from Sappi. The paper is made from pulp bleached without chlorine. It consists of wood fibers originating from sustainably managed forests and certified according to the rules of the Forest Stewardship Council (FSC). This publication was bound so as to be suitable for recycling, using Purmelt Micro-Emission from Henkel for the highest occupational health and safety standards, and cover-finished with water-based Adhesin laminating adhesives from Henkel. The printing inks contain no heavy metals.

All product names are registered trademarks of Henkel AG & Co. KGaA, Düsseldorf, or its affiliated companies.

This document contains forward-looking statements which are based on the current estimates and assumptions made by the corporate management of Henkel AG & Co. KGaA. Forward-looking statements are characterized by the use of words such as expect, intend, plan, predict, assume, believe, estimate, anticipate and similar formulations. Such statements are not to be understood as in any way guaranteeing that those expectations will turn out to be accurate. Future performance and the results actually achieved by Henkel AG & Co. KGaA and its affiliated companies depend on a number of risks and uncertainties and may therefore differ materially from the forward-looking statements. Many of these factors are outside Henkel's control and cannot be accurately estimated in advance, such as the future economic environment and the actions of competitors and others involved in the marketplace. Henkel neither plans nor undertakes to update any forward-looking statements.

Calendar

Annual General Meeting of
Henkel AG & Co. KGaA 2009:
Monday, April 20, 2009

Publication of Report
for the First Quarter 2009:
Wednesday, May 6, 2009

Publication of Report
for the Second Quarter/Half Year 2009:
Wednesday, August 5, 2009

Publication of Report
for the Third Quarter/Nine Months 2009:
Wednesday, November 11, 2009

Press Conference for Fiscal 2009
and Analysts' Conference 2010:
Thursday, February 25, 2010

Annual General Meeting of
Henkel AG & Co. KGaA 2010:
Monday, April 19, 2010

Up-to-date facts and figures on Henkel also available on the internet: *www.henkel.com*

Henkel

A Brand Like a Friend

Sustainability Report 2008

Corporate Social Responsibility at Henkel


Henkel
A Brand like a Friend
Driving Change

We are driving change



Dear Readers,

For more than 130 years, Henkel has worked toward achieving sustainable development. Sustainability is part of our DNA. Through our brands and technologies, and as an employer, we work to meet the needs of people today without compromising the development opportunities of future generations. We express the essence of this ambition as "quality and responsibility."

We conduct our business in a sustainable and socially responsible manner throughout the entire value chain. This has helped us to build an excellent reputation as a company and to attain leading market positions worldwide. We want to maintain this lead and to expand it in the markets we serve.

In challenging economic times, it is more important than ever to understand that sustainable development is an opportunity. Developing sustainably also involves going through a process of change. Implementing change is not always easy, yet in order to fulfill our responsibility for the company as a whole, we must act with the future in mind.

Every day, millions of customers and consumers around the world choose Henkel brands and Henkel quality. Our products and technologies are our core contribution to society. Through them, we support climate protection, resource conservation, and social progress.

We are convinced that our continued focus on sustainability will help grow the long-term value of our company. All new products from Henkel contribute to sustainable development in at least one of our focal areas: energy and climate, water and wastewater, materials and waste, health and safety, and social progress.

We will continue to strive for sustainable development throughout our company – on a global scale. Each of our more than 55,000 employees around the world bears responsibility for this effort within his or her sphere of influence, and each employee makes a vital contribution to the attainment of our three strategic priorities: achieving our full business potential, focusing more on our customers, and strengthening our global team.

Our goal is to drive change toward sustainability, working hand in hand with our industrial customers, our retailers and our consumers – worldwide, today and tomorrow.

Kasper Rorsted
Chairman of the Management Board



Our Sustainability Council, whose members are drawn from all areas of the Company, is a global decision-making body which steers our worldwide sustainability activities. The members are (from left to right): Dirk-Stephan Koedijk, Dr. Andreas Bruns, Rolf Schlue, Ernst Primosch, Kasper Rorsted, Christian-André Weinberger, Prof. Dr. Thomas Müller-Kirschbaum, Tina Müller, Dr. Thomas Förster, Dr. Attilio Gatti, Prof. Dr. Ramón Bacardit SR pages 6 and 7. www.henkel.com/sr2008 → 3

Our activities in 2008 were mainly aimed at the continued implementation of sustainability in our operating businesses and in customer- and consumer-relevant concepts. We have systematically anchored our focal areas in our Company-wide standardized innovation process, because we know that we can only fulfill our commitment if our focal areas are integrated into our innovation process from the very beginning. All new products contribute to sustainable development in at least one focal area.

The visible results of our work in 2008 include the launch of the new household cleaners brand Terra Activ, the first cosmetic products to carry the ECOCERT label, and the Environment Award of the Federation of German Industries (BDI) for our metal pretreatment product Bonderite NT.

Our sustainability management as a whole was also recognized externally in 2008: In December, at the first ever German Sustainability Congress, the award for being Germany's "Most Sustainable Brand" went to Henkel.

Taking fiscal 2008 as a whole, the increases in the prices of energy and raw materials reinforce our determination to continue to pursue our Company-wide sustainability targets for reductions in water consumption, energy consumption, and waste by 2012. All of our business sectors have launched projects for attaining these targets. Achievement of the targets will pose a particular challenge to the sites that already operate highly efficiently due to the use of modern technologies. The skills and creativity of our employees will play a major role here. The worldwide restructuring program and the integration of the National Starch businesses have also presented our employees and our companies with major challenges.

This Sustainability Report covers the main developments in 2008. Since we joined the United Nations Global Compact in 2003, our Sustainability Report has also served as the basis for the required annual progress report.

We are taking numerous initiatives in 2009 to further expand our sustainability leadership. In particular, we will be concentrating on the areas of water, education, and sustainable consumption. We wish to inform our customers and consumers even more effectively in the future about the added value resulting from the combination of quality and responsibility. One of the top priorities will be continued improvement in transparency throughout the supply and value chains.

Our strategy for sustainability

Focal areas

Through our business activities and our products, we make important contributions to sustainable development:



Energy and climate

» We utilize energy resources more efficiently, and hence protect the climate.



Water and wastewater

» We conserve the globally available water resources.



Materials and waste

» We utilize the available raw materials more efficiently and avoid waste.



Health and safety

» We help to achieve a safe and healthy environment for our customers, consumers, employees and neighbors.



Social progress

» We support social progress for our employees, customers and consumers, and all countries in which we operate.

www.henkel.com/sr2008 → 4

In our corporate values, we declare our dedication to sustainability and corporate social responsibility. For us, the decisive factor is how we generate our sales and profits, and that we always act responsibly throughout the value chain. This fundamental attitude is firmly anchored in our corporate history and therefore in our philosophy in word and action. It has helped us to build an excellent reputation as a company and to attain leading market positions worldwide.

We systematically focus all our activities throughout the value chain on the challenges of sustainable development as they relate to our operations. We have grouped these sustainability challenges in five overarching focal areas. At the heart of all our actions are our Vision & Values. With our business activities and our products, we want to contribute to each of these five focal areas. This is why we develop new, smarter products, in which top performance is combined with responsibility toward people and the environment. It is also the reason why, in line with our commitment, all new products contribute to sustainable development in at least one of these focal areas. We work closely with our customers and with consumers in order to help them to understand and appreciate the added value of these innovations.

As long ago as the 1980s, in our "Principles and Objectives of Environmental Protection and Safety," we committed to promoting occupational health and safety, conserving resources, and reducing emissions. Since

Our philosophy in word and action

The need to balance economy, ecology and social responsibility has always been a top priority at Henkel. This fundamental attitude has been part of our DNA ever since the company was founded in 1876:

» **1876** Fritz Henkel founds the company Henkel & Cie in Aachen. Its first product is a heavy-duty, "universal" washing powder.

» **1878** The company is relocated from Aachen to Düsseldorf.

» **1907** Birth of Persil, the first self-acting detergent.

» **1911** The first company housing is built in Düsseldorf.

» **1917** Employees elect the first workers' council.

» **1934** Systematic accident prevention cuts the number of accidents per 100 employees from 10 in 1927 to just 4.

» **1940** Establishment of a children's daycare center at the Düsseldorf site.

» **1953** Start of research on the biodegradability of detergents.

» **1969** Launch of the solvent-free Pritt glue stick.

» **1971** Establishment of Central Environmental and Consumer Protection department.

» **1980** Launch of water-soluble and therefore recyclable hotmelts for bookbinding, packaging and labeling.

then, we have continuously updated these aims at the corporate and site level, achieving major improvements. In the ten years from 1998 to 2007 alone, we have reduced occupational accidents by 86 percent, water consumption by 48 percent, energy consumption by 40 percent, and waste generation by 37 percent. Thanks to the savings in energy consumption, we have also been able to reduce the associated carbon dioxide emissions by 33 percent.

On the basis of the progress achieved up to 2007, we have defined Company-wide targets for the next five years, i.e. until 2012:

Targets

–15%

A further 15 percent reduction in energy consumption per metric ton of output by 2012 – and in the associated carbon dioxide emissions (base year 2007).

–10%

A further 10 percent reduction in water consumption per metric ton of output by 2012 (base year 2007).

–10%

A further 10 percent reduction in the amount of waste generated per metric ton of output by 2012 (base year 2007).

Long-term objective: Zero occupational accidents. Interim target: A further reduction of 20 percent by 2012 (base year 2007).

Also central to our commitment are:

- **All new products contribute to sustainable development in at least one focal area.**
- **All employees receive training and continuing education to ensure that they are appropriately qualified for their tasks.**
- **All of our strategic suppliers satisfy our expectations with regard to corporate ethics.**

» 1986 Launch of Persil phosphate-free.
» 1987 Conversion of all Schwarzkopf production lines in Germany to CFC-free aerosols.
» 1991 As one of the first industrial companies in Germany to do so, Henkel endorses the Business Charter for Sustainable Development.
» 1993 First hair colorant based exclusively on vegetable raw materials: Poly Nature Color.
» 1995 Publication of the revised "Principles and Objectives of Environmental Protection and Safety."
» 1996 First solvent-free flooring adhesive: Thomsit T450 Futura.
» 1997 Introduction of integrated management systems and corporate Safety Health and Environment (SHE) standards; start of worldwide SHE audits.
» 1998 Start of support for MIT employee engagement.
» 2001 Support for 125 MIT children's projects in 53 countries to mark Henkel's 125th anniversary.
» 2003 Henkel joins the United Nations Global Compact.
» 2006 SHE Standards expanded to include corporate purchasing guidelines and social standards.
» 2008 Start of the global "Quality & Responsibility" initiative of the Laundry & Home Care business sector.

www.henkel.com/sr2008 → 5

Values and management

Vision, values, codes and standards

Henkel is a leader with brands and technologies that make people's lives easier, better and more beautiful.



Vision & Values

- » We are customer driven.
- » We develop superior brands and technologies.
- » We aspire to excellence in quality.
- » We strive for innovation.
- » We embrace change.
- » We are successful because of our people.
- » We are committed to shareholder value.
- » We are dedicated to sustainability and corporate social responsibility.
- » We communicate openly and actively.
- » We preserve the tradition of an open family company.



Vision & Values
Vision & Values
Vision & Values
SHE Standards

www.henkel.com/sr2008 → 6

- **» Globally valid codes and standards**
- **» Company-wide implementation of compliance activities**
- **» Audits to check conformity with behavioral rules**

Worldwide codes and standards

From our Vision and our ten Corporate Values, we have formulated globally binding behavioral rules which are specified in a series of codes. In all business areas and cultures in which we operate, they provide guidance for the behavior and actions of our more than 55,000 employees. The Code of Conduct contains general corporate principles and behavioral rules and helps employees to respond correctly and appropriately when faced with ethical and legal issues. The Code of Teamwork and Leadership provides guidance for the conduct of managerial and non-managerial staff at all levels.

The Code of Corporate Sustainability describes our principles and expectations of sustainable business practices and corporate social responsibility. It is given concrete form by Company-wide standards. Besides the standards for safety, health and environment, they include social standards and purchasing standards. In these we have integrated central requirements derived from the Guidelines for Multinational Enterprises of the Organization for Economic Cooperation and Development (OECD), the Social Accountability Standard (SA 8000), and the guidelines of the International Labor Organization (ILO).

Together, the codes and standards are the basis for Henkel's implementation of the United Nations Global Compact initiative. *www.henkel.com/sr2008 → 7*

Clearly defined responsibilities

Our globally applicable codes and standards are backed up by integrated management systems and an organization structure with clearly defined responsibilities. The Henkel Management Board bears overall responsibility for our sustainability policy. Led by the Chairman of the Management Board, the Sustainability Council, whose members are drawn from all areas of the Company, steers our global sustainability activities SR *pages 3 and 7.*

In 2007, Henkel merged previously decentralized compliance functions and appointed a Chief Compliance Officer. He steers compliance activities on the corporate level and helps the Company to apply and continuously develop its codes and standards. In addition, he monitors

Organization for sustainability


Henkel Management Board
Sustainability Council
Corporate Functions
» Purchasing
» Corporate SHE
» Corporate Product Safety
» Human Resources
» Internal Audits
» Corporate Communications
Regional and National Companies
International conferences, communication forums, and working groups
Business Sectors
» Research/Technology
» Product Development
» Production
» Marketing
» Sales/Distribution

www.henkel.com/sr2008 → 8

and reports on the implementation of and compliance with external and internal requirements. He is assisted by the Internal Audit department, which also reports directly to him.

In 2008, the Chief Compliance Officer continued to expand his worldwide organization, so that responsibility for compliance is now also clearly defined at the national level. Locally appointed compliance officers ensure that information flows smoothly, and that requirements are acted on and implemented. They also organize training courses aligned to regional challenges.

Clearly communicated requirements

Henkel operates in a variety of markets and regions with diverse legal systems, social standards and customs. To establish a uniform understanding of our corporate values and behavioral rules among our employees, the staff members responsible for human resources and communications in the different countries have developed appropriate training and communication activities. In the USA, for example, all new employees must participate in an interactive online training course on the Code of Conduct. Regular seminars organized by the Corporate Internal Audit department familiarize our top managers worldwide with Henkel's corporate standards. In addition, articles in employee newspapers explain in detail the behavioral rules and their significance for the Company. Newsletters for special target groups make a further contribution to knowledge transfer. In 2008, training focused mainly on safety, environment and health matters SR *page 21*, as well as on antitrust laws and on fighting corruption.

Last year, more than 3,000 employees in all regions where Henkel operates received training in antitrust legislation. Furthermore, we have incorporated the subject of compliance in all seminars of the Henkel Global Academy and in our management seminars, as well as in the official welcoming seminar for new managers.

Corporate Governance

Taking into account the special aspects specific to its legal form and articles of association, Henkel AG & Co. KGaA complies with the main recommendations of the German Corporate Governance Code, with three exceptions.
We publish further information, such as the details of the declaration of compliance and the remuneration report, in our Annual Report and on the Internet AR *pages 18 to 29.*

www.henkel.com/sr2008 → 9

Concrete instructions to supplement the Code of Conduct

In November 2008, the Henkel Management Board approved detailed guidelines to supplement the Code of Conduct. These guidelines provide instructions for our employees on how to handle situations involving business-related conflicts of interest, gifts, and individual invitations. They underline the strict ban on all forms of bribery and other undesirable business practices. The guidelines were distributed to all Henkel employees worldwide. They are intended to provide concrete assistance and reliable instructions for making decisions, especially in everyday situations.

Zero tolerance for violations of regulations

Henkel's interests can never be served by actions that violate rules and regulations. We carry out regular audits to ensure that our standards are implemented at our production and administration sites, and, increasingly, we also audit our subcontractors and logistics centers. The audits are a key instrument for identifying risks and potential improvements and play a crucial role in the transfer of knowledge.

In the course of audits by the Corporate Internal Audit department, some 1,800 individual actions were agreed in 2008 with employees in Accounting, Purchasing, Sales/Distribution, Marketing, Information Technology and Production, in order to make processes and workflows even safer and more efficient. Audits focusing specifically on safety, health and environment were carried out at 21 sites, and 266 binding corrective actions were initiated. Implementation of the agreed actions and the widespread communication of examples of best practice are steered and monitored by our auditors. In addition to the audits, the results of specific surveys – e.g. concerning "especially dangerous processes in Production" – highlight areas requiring improvement measures and programs.

Since 2007, our reporting and complaints channels have been augmented by a compliance hotline, which was set up to enable employees to report major infringements of our codes and standards. It is run by an independent external provider. In particular, it should be used when incidents cannot be cleared up directly with the employee concerned or a supervisor. Regular evaluations show, however, that the established internal reporting channels and direct contact points in the Company are used much more frequently than the hotline.

Infringements of our codes and standards are thoroughly investigated. Depending on their nature and gravity, there may be far-reaching disciplinary consequences for the individuals concerned. In 2008, besides written warnings, there were 36 dismissals for serious misconduct.

Social standards at Henkel

Since 1994, we have committed ourselves, in our mission and corporate principles, to incorporating social values in a responsible manner in our corporate policy. We clearly emphasized our support for the protection of human rights when we introduced our Code of Conduct in 2000 and when we joined the United Nations Global Compact in 2003. Our Social Standards, which we published in 2006, express in concrete terms what we stand for.

In 2008, we discussed local challenges in relation to our Social Standards with our general managers and human resources officers in selected emerging and industrial countries. It became clear that national legislation on minimum social standards has progressed considerably, especially in the emerging countries. Many requirements of our Social Standards, such as the number of working hours per week, are now regulated by law. Other requirements, such as freedom of association, personnel development and equal opportunities are anchored in our corporate culture by numerous human resources instruments. For example, the interests of about 75 percent of our employees are represented by works councils, independent trade unions, or similar bodies. In countries in which no employee representation is provided for or has been established, a dialogue with our employees serves as a voluntary and informal instrument for ensuring an open exchange of views.

There are still major cultural differences in the perception of equality, e.g. with regard to traditional views of male and female roles, or the inclusion of minorities. These differences are addressed in our globally applicable standards.

Sustainability stewardship

Improvements throughout the value chain



Raw materials
Since the year 2000, the Pritt Stick formulation has included 90 percent renewable raw materials relative to its dry weight. This represents an improvement of 60 percent.

Production
The Wassertrüdingen production site uses waste heat from the compressor to heat the test baths for hair and deodorant sprays. This enables us to save 1.2 million kilowatt hours of gas and to reduce radiation losses.

Distribution
We have continuously increased the quantity of our laundry detergents and household cleaners transported by rail in Germany from 220,000 metric tons in 1994 to 313,000 metric tons in 2008. For 2008, this represents a reduction of about 3,000 metric tons of carbon dioxide emissions.

Use
In 1970, the dosage of conventional washing powders was about 280 grams per laundry load. In the case of Persil Megaperls, this has meanwhile been reduced by 76 percent to just 67.5 grams per laundry load.

Disposal
By completely eliminating phosphates and volatile components and drastically reducing heavy metals, the use of TecTalis in the corrosion protection of metals cuts the volume of sludge that has to be disposed of by 80 percent.

- **Lifecycle approach**
- **Alternatives to animal testing methods**
- **Suppliers assessed to ensure compliance with sustainability criteria**

Focus on sustainability

Acting responsibly throughout the value chain is pivotal to the way we conduct our business. Our experts therefore analyze and assess the entire life cycle of our products. Our aim is to continuously improve the safety and environmental compatibility of our products in all phases of the value chain – from the raw materials through production, distribution and use to disposal – by considering all these factors as early as the development stage SR *see illustration.* *www.henkel.com/sr2008 → 10*

Henkel has a range of instruments for assessing a product. For example, we draw on our long experience with life cycle analyses to determine what environmental impacts occur, and to what extent, in which phase of a product's life. Improvement measures can then be applied where they are most needed and can be most efficiently implemented. Suitable actions can be taken, for example, to improve the resource efficiency of our own processes SR *pages 20 to 23.* If the greatest impact occurs in the use phase, we optimize our products by reducing the amount of energy and water needed to use them, by using renewable raw materials, or by improving their biodegradability SR *pages 14 to 19.*
www.henkel.com/sr2008 → 11

Product safety – extensive assessment and good advice

Our industrial and retail customers, as well as craftsmen and consumers, can be certain that Henkel products and technologies are safe when used as intended. The compatibility of the raw materials with health and the environment is assessed extensively during the research and development phase. The properties of the individual and combined ingredients are assessed, as are the concentration in the product and its uses. The use of substances with certain hazardous properties is prohibited from the outset for some applications. Henkel optimizes the necessary precautionary and protection measures associated with a product, taking account of whether the product is to be used by professionals or consumers. If a product is used incorrectly despite these precautions, customers and consumers can contact Henkel for advice, for example by calling service or emergency hotlines. In addition, Henkel's product developers and product safety experts continuously analyze questions from customers and consumers in order to consistently assure the safety of our products. *www.henkel.com/sr2008 → 12*

EU chemicals regulation REACH

On June 1, 2007, the REACH Regulation came into force. REACH regulates the registration, evaluation, authorization and restriction of chemicals in the European Union (EU). For the purposes of the REACH Regulation, Henkel is primarily a downstream user of chemicals. However, Henkel is also an importer and producer of chemicals in Europe. As such, Henkel has pre-registered all produced or imported chemicals with the European Chemicals Agency (ECHA) in Helsinki, Finland, for all Henkel companies in Europe.

Henkel toxicologists and ecotoxicologists who are involved in the substance registration procedure participate in the appropriate Substance Information Exchange Forums. The purpose of the forums is to foster the exchange of already available information and data on the safety of chemical substances between all companies that wish to have these substances registered. This is intended to avoid unnecessary and costly testing of substances. *www.henkel.com/sr2008 → 13*

Globally harmonized labeling of chemicals

On January 20, 2009, the new EU Regulation on the Classification, Labeling and Packaging of Substances and Mixtures came into force. It largely replaces the existing European legislation by the Globally Harmonized System of Classification and Labeling of Chemicals (GHS). The aim of the GHS is the global harmonization of regulations for greater safety in international trade and in the handling of chemicals and chemical products.

After New Zealand and Japan, the European Union (EU) is the first major economic region to integrate the GHS systematically into its legislation. As a globally operating company, Henkel welcomes this. Henkel experts have been observing the development of the GHS from its very beginning. In particular, we have advocated the meaningful application of the new labeling obligations to consumer products in the area of laundry detergents and household cleaners. In the EU, the hazard and precautionary labeling of chemicals will be adjusted to the new regulation by 2010 and that of chemical products by 2015. *www.henkel.com/sr2008 → 14*

Alternatives to animal testing

Henkel places a high priority on developing test methods that do not involve the use of animals, and making these methods generally available. We have been working on the development of alternatives to animal testing since the 1980s. For this purpose, we engage in collaborative projects in an international network comprising external partners from industry, regulatory authorities, and research establishments. We are developing new alternative test methods with the help of our full thickness skin model, which involves no animal testing. We use this full thickness skin model to assure the performance and quality of our finished products, e.g. to test the compatibility of our cosmetics products. One result of the use of the non-animal in-vitro tests (tests carried out in a test tube) developed so far has been the inclusion of a range of new cell and tissue culture systems in laboratory practice. *www.henkel.com/sr2008 → 15*



Non-animal test methods: Developed by Henkel, this full thickness skin model can be used to systematically assess the effects of substances on the skin tissue.

Suppliers and other business partners

What we expect from our suppliers

We steer our worldwide purchasing on the basis of defined management processes and a Company-wide purchasing strategy. To survive in highly volatile markets, global transparency, speed and decisiveness are crucial. Throughout the world, we concentrate on strategic purchasing rather than short-term, tactical purchases. We expect our suppliers to satisfy our standards of corporate ethics. In our selection procedures, we therefore consider their performance in regard to corporate social responsibility.

We acknowledged our responsibility throughout the value chain as long ago as 1997, when we formulated our corporate Safety, Health and Environment standards. Based on these standards, our corporate purchasing departments and operating business sectors have established processes for assessing our suppliers.

Status of supplier assessment and key areas for the future

Since 2007, we have been assessing our worldwide suppliers and other business partners systematically in terms of uniform sustainability criteria. We have surveyed our suppliers and other business partners on the topics of safety, health, environment, quality, human rights, employee standards, and anti-corruption, while communicating our expectations at the same time. As the survey turned out to be more difficult than expected, we failed to achieve our aim of assessing 80 percent of our global purchasing volume of 5.7 billion euros in 2007. We therefore continued the survey in 2008 and have so far assessed 70 percent of our suppliers and other business partners for raw materials and packagings.

While 38 percent of the suppliers and other business partners satisfy our sustainability criteria, we have agreed improvement measures concerning individual criteria with a further 60 percent. We found that two percent pursued unacceptable business practices and have therefore initiated the termination of our business relationship with these suppliers.

From 2009, we intend to focus to a greater extent on opening up new purchasing markets outside the OECD member states. This will not affect the demands we make on our suppliers and other business partners. To communicate our expectations with regard to sustainable business practices to new business partners in these markets, we will be introducing a Henkel supplier code in 2009, as a basis for all contractual relationships. In 2008, we already created sector-specific questionnaires to pursue our supplier assessments still further. Moreover, we aim to increase the percentage of our purchasing volume sourced from audited suppliers year by year until 2012. We provide special support to strategically important suppliers, helping them to develop further. *www.henkel.com/sr2008 → 16*

Supplier assessment instruments


Further development
Audits and risk assessment
Self-assessment
Supplier codes
Strategically important suppliers
All suppliers

Pioneer in palm kernel oil certificates

To exercise our responsibility even at the early stage of purchasing of raw materials, we take part in initiatives such as the Round Table for Sustainable Palm Oil (RSPO). This organization promotes the sustainable production of palm oil and is an advocate of a certification and marketing model for palm oil from sustainable cultivation. We were the first company in the world to purchase palm kernel oil certificates, for five products of our new Terra Activ household cleaners brand. We are therefore the first company to help to ensure that palm kernel oil from sustainably cultivated palm trees enters the supply chain for the production of surfactants SR *page 15.* *www.henkel.com/sr2008 → 17*


WINTeQ System
Teroson
Teroson
Persil

The "Henkel House" shows examples where Henkel brand products provide superb performance around the clock – in the home, for craftsmen and DIY activities, and in the office – while saving energy and conserving resources at the same time. In addition, our adhesive and sealant systems and surface treatment products contribute to sustainable development in numerous industries, such as the automotive, packaging, aerospace, electronics, metal, and solar energy sectors.

- **Sustainability as a driver of product innovation**
- **Laundry and home care products: With "Quality & Responsibility"**
- **Cosmetic products: Natural and renewable raw materials**
- **Adhesives and sealants: Ecologically sound and health-compatible**

Products that deliver added value

Each day, millions of customers and consumers around the world choose the brands and technologies with Quality and Responsibility from Henkel. Our products therefore have great potential to make positive contributions toward solving social challenges such as climate change, resource conservation, and hygiene. In line with our commitment, all new products contribute to sustainable development in at least one of our five focal areas SR *see page 4*. This is why we concentrate on researching and developing innovative and smart solutions that offer significant added value and combine top performance with responsibility toward people and the environment. For example, they enable customers and consumers to make more efficient use of valuable resources such as energy and water. *www.henkel.com/sr2008 → 18*

Sustainability as a driver of innovation and growth

Innovations are the basis for our economic success and for sustainable development. This requires a high degree of innovativeness. In 2008, Henkel employed about 2,900 people and invested 429 million euros [1] in research and development. Our system of innovation management draws on information received from a variety of sources, including international trend and market analyses and knowledge resulting from our direct dialogue with customers, consumers and external experts. The results

[1] Including restructuring costs of 52 million euros

of product life cycle analyses show where impacts on people and the environment are particularly relevant and offer appropriate starting points for improvements *pages 49 and 50*. Sustainability checks in our innovation processes integrate the knowledge we have gained through many years of work on sustainability, and also help us to identify and utilize new trends. The development of innovations is stimulated not only by the desire to continuously improve quality and performance but also by the search for ecological and social progress, which we see as an important driver of economic growth and a generator of competitive advantages in the market.

We have developed numerous communications instruments for making the added value of these innovations transparent to our industrial and retail customers. For example, the Value Calculator for industrial products shows how much time, energy and labor can be saved by using a product from Henkel. And the Laundry & Home Care business sector uses the "Henkel Sustainability#Master" to determine the sustainability performance of new products and processes on the basis of various questions and parameters. Improvements can thus be identified and used in the marketing of new products or the development of logistical and packaging strategies. We also offer special brochures and presentation materials, as well as courses and seminars for our salespeople, and carry out joint activities with our industrial and retail customers.

Strategies for growth markets

Emerging and developing countries have become the main drivers of economic development today. In 2008, the growth regions of Eastern Europe, Asia (excluding Japan), the Middle East, Africa and Latin America already accounted for 37 percent of Henkel's sales. We intend to increase this figure to 45 percent by 2012. Here in particular, the question of the social added value of products takes on greater significance.

For us, products aligned to the needs of consumers in the lower income brackets not only have enormous economic potential but also make a positive social contribution in terms of, for example, domestic hygiene and therefore health. In order to do justice to the differing needs throughout the world, we pursue different strategies according to individual market situations. Where there are globally uniform customer expectations, we offer globally uniform products. This applies in particular to our industrial business. Where the income levels, infrastructure or cultural needs of consumers differ, we adapt our products to local conditions, in order to make our performance and our quality accessible to the broadest possible group of people.

www.henkel.com/sr2008 → 19

Pilot projects to measure product carbon footprints

In order to measure the contribution of products to climate protection, experiments are being carried out worldwide to measure product carbon footprints. This involves determining all climate-relevant greenhouse gas emissions throughout the value chain of a product – from the purchase of the raw materials through production and use to disposal.

Until now there has been no internationally harmonized method for determining the carbon footprint of a product. We are therefore participating in pilot projects in Germany and the USA. In Germany we are working with partners in research, industry, the retail trade and non-governmental organizations to drive forward the development of a reliable and internationally harmonized method of determining carbon footprints. Building on this, possible forms of meaningful product information for consumers on the subject of climate change are being discussed, as the involvement of consumers will be vital if we wish to make significant progress in climate protection.

A key area of our research in cooperation with Arizona State University in Phoenix, Arizona (USA), is the environmental impact of laundry washing, taking into consideration the special conditions in American households. The scientific findings reveal how consumers can contribute to conserving resources through the use of efficient washing machines, dryers and laundry detergents, as well as by changing their laundry washing habits.

Laundry & Home Care

Strategic focus on sustainability

Our laundry detergents and household cleaners must deliver the best possible performance allied with the greatest possible environmental compatibility. This basic principle is one that we have lived for more than 130 years. Since the beginning of 2007 – within our strategy of "Performance based on Sustainability" – we have focused our efforts on pairing the performance of our brands with responsibility toward people and the environment. We regard the combination of quality and responsibility as a powerful engine for innovation, driving forward the development of smart solutions and products. This is where we demonstrate our leadership and position ourselves for the future in a difficult economic climate.

Different starting points

Viewed over their total life cycle, many of our products require the most energy when they are being used by consumers. Our products save energy during use, thereby making an important contribution to climate protection. We work continuously to improve our laundry detergents and household cleaners, which already achieve their very good cleaning performance with low dosages and at low temperatures. The inclusion of high-performance ingredients in our Somat 7 automatic dishwashing detergent enables first-class results to be obtained at just 40 degrees Celsius. Dishwashing programs that run at 40 degrees Celsius consume up to 20 percent less energy than comparable programs that require temperatures of

Top cleaning performance at just 20 degrees Celsius
We have again significantly improved the performance of our European premium laundry detergents Persil, Le Chat, Dixan and Wipp. The new formulations remove more than 20 types of stain, including lipstick and coffee, more efficiently at just 20 degrees Celsius. In comparison with laundry washing programs at 30 degrees Celsius, washing at 20 degrees Celsius can cut the energy consumption of washing machines by up to 40 percent.

Excellent eco-performance
Purex Natural Elements was the first leading detergent brand to be included in the "Design for the Environment" program of the American Environmental Protection Agency (EPA). The program recognizes consumer products that are particularly compatible with the environment and human health. Purex Natural Elements concentrates achieve a consistently high washing performance with just half of the traditional dosage.

www.epa.gov/dfe

All-around efficiency
Fourfold concentration of the Vernel Max fabric softener concentrates we market in Turkey has allowed the traditional dosage to be reduced by more than 75 percent, from 110 to 24 milliliters, while providing the same excellent softening effect and fragrance. The product can now be packed in a 1-liter rather than a 4-liter bottle, thus saving material and water during production, and increasing logistical efficiency.

Saving valuable water
In Tunisia, the adjustment of the formulation of Nadhif Semi-Automatic to the needs of semi-automatic washing machines prevents excessive foaming and enables the foam formed during washing to be rinsed out more easily – with the same powerful cleaning performance. This eliminates the need for an additional rinse and saves valuable water.

Working together to conserve resources
In 2008, within the framework of a "Laundry Sustainability Project" of the International Association for Soaps, Detergents and Maintenance Products (A.I.S.E.), we also switched to efficient compact washing powders in Turkey. Thanks to the compact formulations, consumers can reduce the standard dosage per laundry cycle by one third, from 150 to 100 grams.


Persil
Purex
Nadhif
SEMI-AUTOMATIQUE
Tursil

50 or 55 degrees Celsius. The basis for this is the pioneering work in enzyme research we have been pursuing since the 1970s.

To contribute to the efficient use of materials, we improve product packaging and use recyclable materials. We offer consumers dispensing aids, refill products and concentrates. In this way, we reduce the consumption of raw materials and packaging and cut the number of transport journeys. In addition, we make extensive use of renewable raw materials. About 35 percent of the surfactants (washing active substances) in our laundry detergents and household cleaners are based on renewable raw materials. This is already well above the average in the laundry detergent and household cleaner industry.

Since laundry detergents and household cleaners are discharged with wastewater from the washing process, we also work to continuously improve their environmental compatibility. To do so, we draw on the knowledge acquired during our many years of experience. We have been setting new standards in our sector since the 1960s, for example by introducing phosphate-free laundry detergents and developing biodegradability test methods. The implementation of our "Performance based on Sustainability" strategy includes the development of products to satisfy local consumer needs and the engagement of our brands to promote charitable causes SR *page 32*.


We stay in the lead.
Quality & Responsibility
Henkel
For more than 130 years, our brands have combined top quality with respect for people and the environment. Our branded products offer both high performance and ecological compatibility. We manufacture them using as little water and energy as possible, under good working conditions, for resource-conserving use in the home. This is what we stand for - worldwide, today and tomorrow.
www.henkel.com

Christian-André Weinberger, Corporate Senior Vice President Laundry & Home Care, in front of the "Quality & Responsibility" poster. This promise has been translated into over 20 languages.

"Quality & Responsibility"

With our promise of "Quality & Responsibility" on all of our laundry detergents and household cleaners, we aim to make it easier for consumers to reach a conscientious purchasing decision. Thanks to the added value that the combination of quality and responsibility offers, they can purchase better product performance and greater sustainability at the same time. Our products enable everyone to help to save energy and water. Through consumer information and telephone lines, the Internet, special promotions, advertising campaigns, and our involvement in international initiatives, we encourage consumers to use laundry detergents and household cleaners responsibly. *www.henkel.com/sr2008 → 20*

Extending our innovation leadership

We intend to extend our leadership in the area of sustainability. For each product category we have redefined how we translate our understanding of sustainability into consumer-relevant product concepts. In 2008, our most important innovation in this regard was the launch of our new Terra Activ brand in five household cleaner categories. Combining excellent performance with greatest responsibility toward people and the environment, the products set new quality standards on the market. An average of 85 percent of the ingredients are based on renewable raw materials. And the performance of our five household cleaners has been confirmed by the quality mark of SGS Institut Fresenius. For the development work, we drew on the know-how acquired during our more than 130 years of research and development. The technology potential we have developed with Terra Activ will be gradually incorporated in our other product ranges.

In addition, we use our position of leadership to drive forward the development of new trade instruments. For example, we were the first company worldwide to purchase palm kernel oil certificates, which we obtained for Terra Activ. We are thus ensuring that, for the first time, palm kernel oil from sustainably cultivated plantations can enter the supply chain for the production of surfactants. We believe that the establishment of the supporting Book & Claim system offers significant potential for generating incentives for the sustainable cultivation of palm oil SR *page 11.* *www.henkel.com/sr2008 → 21*


Terra
ACTIV
CERTIFICATE
RSPO

Cosmetics/Toiletries

Strategic focus on sustainability

Consumer-relevance, efficacy and excellent compatibility are the main prerequisites for the long-term success of our cosmetics and toiletries. In addition, ecological and social criteria are playing an ever more important role in influencing consumers' purchasing decisions.

While our development work stands for innovation leadership, we also support the trend toward an environment- and health-conscious lifestyle. Our developers make active use of product life cycle analyses. This enables us to develop products that link innovative ideas with contributions to our focal areas. Regarding the fundamental value contribution of our cosmetics business, we view this to be the maintenance and improvement of consumers' sense of well-being.

Natural and renewable raw materials

We are stepping up our efforts to achieve product performance by using natural active ingredients and fragrances – for example, through the care properties

Combining performance and naturalness
Our Essensity brand is setting new standards in the professional hairdressing sector through its deliberate combination of performance and naturalness. In all products, we have consistently replaced synthetic ingredients with natural ones wherever this was possible without compromising on product performance. The formulations contain no artificial fragrances, silicones, paraffin oils, mineral oils or parabens. The biodegradability of the ingredients has also been enhanced. We are also using Essensity to help support reforestation projects in rainforest areas.

Natural effectiveness
Vademecum Bio toothpaste ensures naturally healthy teeth and gums. It consists to 99 percent of natural-based ingredients, which our researchers selected in accordance with the criteria of the independent certification organization ECOCERT. These include green tea from controlled organic cultivation. What makes the Vademecum Bio formulation special is that – in contrast to traditional toothpastes – it contains no synthetic flavors or sweeteners. This is why Vademecum Bio was given the ECOCERT label. It tells consumers that the ingredients have been specially selected and are obtained from crops that are cultivated in an environmentally compatible manner.

Excellent tradition
In France, our liquid soaps Le Chat Bio Apricot and Le Chat Bio Fig also carry the ECOCERT logo. Le Chat, a traditional soap brand which has been marketed since 1853, launched these two products in response to growing consumer demand for natural, independently certified products. Both of them satisfy extremely strict ecological criteria throughout the value chain and contain, in accordance with the ECOCERT criteria, 99 percent natural-based ingredients. They make no use of synthetic colorants or fragrances.

Smart refill packaging
The Eco-Smart pouch refills for our Dial liquid soaps in the U.S. market contain about 67 percent less plastic than conventional refill bottles. This not only reduces consumers' packaging waste, but also significantly decreases the amount of energy needed to produce them. The production process for the refill pouches is much more energy-efficient than the bottle production process. Moreover, the empty refill pouches can be transported much more compactly, so that 85 percent less fuel is required to deliver them to the production site.


Vademecum bio
LE CHAT Bio
LE CHAT Bio
Easy Pour Spout
Dial
Eco-Smart Refill

of shea butter and yogurt or the soothing effect of aloe vera. At the same time, we contribute to the conservation of resources by using renewable raw materials in our formulations. More than two-thirds of the ingredients of the product formulations of our soaps, shampoos and shower gels are now based on renewable raw materials. We are also committed to considering ecological and social aspects when we purchase renewable raw materials. We increasingly use ingredients from controlled organic crops in our formulations. Furthermore, when we purchase ingredients, we seek opportunities of cooperating with suppliers and local stakeholders who support fair trade with the countries of origin.

Safe to use

All cosmetic products and their individual ingredients are subjected to an extensive program of assessment and evaluation in order to ensure their compatibility with human health and the environment.

We employ non-animal in-vitro test methods (tests carried out in a test tube) and dermatological studies to assess the compatibility of our finished cosmetic products. We have been developing alternative test methods since the early 1980s to make it possible to replace the animal tests that are legally prescribed for some ingredients. In recent years, for example, in-vitro tests for determining skin absorption and skin compatibility have been successfully introduced SR *pages 9 and 10.*

And unproblematic after use

After a product has been used, its environmental compatibility is manifested in two dimensions – in the biodegradability of the ingredients and in the recyclability of the packaging.

Those of our products that pass into wastewater after use are formulated for optimal biodegradability. We aim to achieve further improvement, and have set ourselves the target of raising the proportion of readily biodegradable ingredients in our soaps, shampoos and shower gels from the current 65 percent to 80 percent by 2012.

To reduce consumers' packaging waste, we strive continuously to decrease the amount of material used in our product packaging as far as possible without compromising the quality and stability of the packaging. We are also still seeking suitable bioplastics that satisfy our high demands on packaging materials.

www.henkel.com/sr2008 → 22

Innovation leadership with certified sustainability claim

Last year, we significantly increased the proportion of our cosmetic products that have a high sustainability profile. We increasingly formulate our products in this segment so that they contain no synthetic colorant or perfume ingredients, polyethylene glycols, or mineral-oil-based paraffin oils. The natural content of selected products undergoes an especially stringent external certification process and is confirmed by various independent bodies, such as the certification organization ECOCERT. In its certification process, ECOCERT not only checks the ingredients used, but also audits the entire production process, including the certification of the production sites according to specific requirements. Our first products to carry the ECOCERT label are Vademecum Bio toothpaste and Le Chat Bio Apricot and Le Chat Bio Fig liquid soaps. They satisfy the strictest of ecological criteria throughout the value chain.

www.henkel.com/sr2008 → 23

ECO CERT®
COSMÉTIQUE
BIOLOGIQUE


Vademecum bio
BIO
Extrait
100% NATUREL

Adhesive Technologies

Strategic focus on sustainability

We are global leaders in adhesives and sealants – technologically, ecologically, and in terms of health compatibility. Our adhesives, sealants and surface treatment products serve many different markets, such as the automotive, electronics, aerospace and metal industries, durable goods manufacturing, maintenance and repair, and the packaging industry. They help to create and retain value in industrial applications and construction projects, in work done by professional craftsmen and DIYers, as well as in the home, in schools, and in the office. Adhesives, sealants and surface treatments can be used to repair items of daily use, protect buildings against cold and dampness, make flexible solar cells, and manufacture products that are longer-lasting, lighter, and more efficient.

Our innovative products and technologies – including those added through the acquisition of the National Starch businesses – combine economic benefits for customers and consumers with responsibility toward people

Three problems – one solution for windows and walls
Buildings lose heat, especially through windows, doors and façades. As the only supplier worldwide, we now market two certified insulation systems – WINTeQ window sealing and insulation and Ceresit façade insulation – for the three key problems of energy loss, humidity and noise. The concept is rounded out by an energy saving calculator, a range of training courses, and an Internet site.

www.henkel321.com

Henkel redefines the metal pretreatment process
Effective, economically attractive and environmentally sound – TecTalis is Henkel's innovative new technology for protecting metals against corrosion. It replaces the conventional zinc phosphating pretreatment method in the automotive and durable goods industries, cutting process costs and significantly reducing both the burden on the environment and energy consumption.

New adhesive for wind turbines
With Macroplast UK 8340, we are the first company to have developed a certified polyurethane adhesive for wind turbine construction that complies with the guidelines for bonding rotor blades. Manufacturers of wind turbines profit from the new technology through optimized processes, greater productivity and lower costs.

The world's first flexible instant adhesive
Loctite Ultragel super glue forms instant, high strength, water-resistant bonds between wood, metal, plastics, rubber and leather surfaces and is therefore suitable for both indoor and outdoor use. The product's flexibility is based on microscopic particles of rubber. The fast and reliable repair of durable goods extends their life and conserves resources.

Top standards for flexible food package safety
The safety of flexible packages is a top priority in the food and packaging industry. The systems used must not only protect foods from external influences, but also exclude contamination from hazardous substances in the packaging materials themselves. Fourth-generation Liofol laminating adhesives enable an unprecedented standard of safety through their exceptionally fast curing.

Lower melting temperatures for packaging adhesives
Through the acquisition of the National Starch businesses, Henkel has been able to further expand its leading role in the packaging adhesives sector. Traditionally, packaging hotmelts have had to be applied at 160 to 180 degrees Celsius, but our Cool-Melt Ultra can be used at just 100 degrees Celsius. Our customers therefore profit from much lower energy costs.





Polyurethane adhesive bond lines


LOCTITE
SUPER GLUE-3
UltraGel



and the environment. In many cases, we can help to reduce energy and water consumption and waste disposal costs by optimizing products and processes. Our systems solutions are based on our knowledge of customers' processes and are often generated by working as a team with customers, equipment manufacturers, and raw materials suppliers. This knowledge enables us to quantify the benefits our innovations bring and to demonstrate this transparently to our customers, for example with our Value Calculator. We thus help to optimize entire process chains.



Henkel's Bonderite NT is a nanoceramic pretreatment for metal surfaces which not only offers better quality, but is also ecologically and economically superior to traditional iron phosphating. In June 2008, Prof. Dr. Ramón Bacardit (second from right), Corporate Senior Vice President Adhesive Technologies Research, accepted the Environment Award of the Federation of German Industries (BDI) for this product.

Different ways to achieve improvements

Product innovations and thorough reviews of our product portfolio help us to improve the performance of our products and technologies, to make processes more efficient, to reduce application-related environmental burdens still further, and to achieve further improvements in health compatibility. For many years, for example, we have pursued a policy of steadily replacing heavy metals and solvents with high-performing alternatives that make it possible to offer water-based and ultraviolet-crosslinking technologies and hotmelt adhesives. Where difficulties are encountered due to technical requirements or market conditions, we seek alternative solutions and develop longer-term replacement programs.

To optimize product characteristics, our adhesives developers also make use of renewable resources. An internationally familiar example is the Pritt Glue Stick, which is now formulated almost completely on the basis of renewable raw materials. Henkel has a long tradition of using renewables. As early as the 1920s, we produced starch-based adhesives and decorator's glue and wallpaper paste based on potato flour. For decades, cellulose has also been an important raw material, from which we obtain, for example, methyl cellulose for wallpaper paste.

Throughout the world, our tailor-made adhesives, sealants and surface treatments bring Henkel expertise to the development of new, clean sources of energy, such as fuel cells and flexible, lightweight solar cells.

Innovative engineering adhesives

The next generation of aircraft, such as the Airbus A350 or the Boeing 787 Dreamliner, will contain about 50 percent fiber composites. Up to now, the uncured fiber composites had to be stored at below-zero temperatures and then thawed before they could be processed. Thanks to our new Epsilon technology, fiber composites can now be stored at room temperature. This simplifies processing, reduces the amount of rejected material, and cuts the energy consumption during aircraft manufacturing. Additional advantages are the greater thermal resistance, stability and toughness of the materials. Approval procedures are currently in progress at all major aircraft manufacturers.

Compared weight for weight, modern fiber composites are ten times stronger than a steel or aluminum wire. This enables the engineers to increase the strength of parts while reducing their weight. And lighter aircraft consume less fuel.

www.henkelepsilonresin.com


Epsilon

Production and logistics

Production sites in 57 countries



www.henkel.com/sr2008 → 24

» Optimization processes: Steered Company-wide, adapted locally
» Worldwide contributions to resource-efficiency
» Savings through smart logistics planning

Efficient production as part of our promise of quality

Henkel operates production sites in 57 countries. We also have administration, research and marketing sites, warehouses, and logistics centers in many countries. As a local employer and contractor, we stimulate the economic development of many regions. Efficient and modern production sites are a prerequisite for the production of high-quality branded products. The continuous improvement of our processes and structures, as well as the reduction of resource consumption and environmental burdens, are an important part of our promise of quality. This includes the worldwide transfer of knowledge and new technologies.

Company-wide steering instruments and regional action programs

Comprehensive analyses and simulations are the basis for Company-wide programs that increase productivity, quality and safety, while simultaneously reducing resource consumption, waste, and maintenance costs. The diversity of our products makes varying demands on our production processes. For example, fundamentally different processes are needed to make tile adhesives, household cleaners, and skin creams, and these processes also differ widely in terms of their water and energy consumption. The experience and activities of our individual plants are therefore channeled into the Company-wide efficiency programs. In fact, process-specific ideas and the creativity of employees often make major contributions to the achievement of our objectives. Whenever a measure has proved successful, we introduce it at sites where similar processes are used.

The interplay of Company-wide steering instruments and local action programs enables us to align optimization projects to local processes and address regional challenges. In 2008, we implemented numerous projects for improving resource efficiency at our sites SR *see table below*. We were thus able to improve our performance on important sustainability indicators even further during the reporting period SR *see inside cover*. Our savings in energy consumption played a key role in cushioning the impact of higher energy prices on our operating result. Furthermore, through the associated reduction in carbon dioxide emissions we are helping the countries in which we operate to come closer to achieving their climate protection targets.

Knowledge and technology transfer

Through the transfer of knowledge and technology among our sites, we assure the global use of safe, efficient and resource-conserving production processes. This goes hand in hand with the introduction of modern management methods and professional development and qualification programs for our employees. Leadership behavior as well as training of staff and raising their awareness all play key roles in Henkel's successful focus on sustainability.

Since 2007, we have therefore given high priority to a special training program on Safety, Health and Environment (SHE) Leadership. The program content ranges from risk assessment to emergency management and management systems. So far we have carried out eight three-day SHE Leadership seminars, which were attended by a total of more than 140 site and production managers from Asia, Africa, Europe, and the Americas. These seminars also promote an exchange of experience.

Worldwide standards

Our safety, health and environment standards (SHE Standards) and our Social Standards apply to all of our sites worldwide. We carry out regular audits to ensure that our standards are properly implemented SR *page 7*. The audits are a key instrument for identifying risks and potential improvements, and play a crucial role in the worldwide transfer of knowledge. To gain an integrated view of our regions, we are steadily expanding our audits

Worldwide contributions to increasing resource-efficiency

Focal area	Contribution
	» **Pune, India** Optimization of the adhesives production process through installation of a new extruder unit for mixing adhesives. Result: Reduction of 30 percent in the plant's energy consumption.
	» **Yantai, China** Various campaigns to motivate employees to help to save energy at the site, such as by setting maximum and minimum temperatures for air conditioners. Result: Reduction of 7 percent in energy consumption.
	» **Chonburi, Thailand** Extensive measures for increasing efficiency, including an improvement in the capacity utilization of mixing plants for cosmetics production. Result: Reduction of 28 percent in energy consumption.
	» **Maribor, Slovenia** Extensive measures to reduce the consumption of energy and water. Result: Reduction of energy consumption by 9 percent and water consumption by 13 percent.
	» **Montornès, Spain** A new technique enables washing powder ingredients to be mixed without the addition of water. The detergent therefore no longer needs to be dried in the spray tower. Result: Cut of 20 percent in gas consumption and 23 percent in water consumption.
	» **Norrköping, Sweden** Implementation of numerous optimization projects in all areas of adhesives production. Result: Reductions of 8 percent in electricity consumption, 22 percent in water consumption, and 14 percent in waste.
	» **St. Louis, Missouri, USA** Switch of laundry detergent production to concentrates. Result: Reduction of 33 percent in water consumption and 29 percent in waste at the site.
	» **Woodruff, South Carolina, USA** Redesigned shipping carton for industrial packaging adhesives. Result: Reduction of 27 percent in outside packaging material.
	» **Mixco, Guatemala** Optimization of the production process in the washing powder production plant. Result: Cut of 11 percent in energy consumption in the spray tower.
	» **Bogotá, Colombia** Extensive optimization of the cleaning process and the wastewater treatment plant in the cosmetics production facility. Result: Reduction of 22 percent in the volume of wastewater and a cut of 53 percent in waste.

www.henkel.com/sr2008 → 25

to cover subcontractors and logistics centers as well. Since 2006, all production sites also carry out self-assessments in the areas of safety, environmental protection, and occupational health and safety.

We have our environmental management systems at the individual sites externally certified, if this yields competitive advantages. At the end of 2008, about 54 percent of the production volume came from sites certified to the international ISO 14001 environmental management standard. About 62 percent of the production volume came from sites certified to international quality management standards.

Assuring Henkel standards after acquisitions

Immediately after purchasing the National Starch businesses in April 2008, we established an intensive dialogue between those responsible for environmental protection and occupational health and safety at both organizations. Besides the integration of the National Starch sites into the Henkel data processing systems, the topics discussed included, above all, a comparison of Henkel's existing SHE standards, reporting and management systems with those of National Starch.

On the basis of this comparison, each newly acquired site assessed its own performances in the areas of environmental protection and occupational health and safety. The results clearly showed that there is a high level of correlation between the standards and systems. It was therefore possible to incorporate the new sites into a uniform reporting system in 2008. Only in certain areas were measures needed to ensure compliance with Henkel standards. At the same time, areas were identified in which Henkel can learn from existing procedures in the National Starch organization.

Logistics planning: An equation with many variables

Our logistics planning is tailored to the nature of the products to be transported. For relatively bulky products we reduce the transport mileage and the environmental burden by maintaining regional production sites. This applies especially to our laundry detergents and household cleaners, and to some cosmetics and adhesives. More compact products with a low specific weight make less demands on transport, so we produce them centrally in large quantities wherever possible. Our instant adhesives, for example, are produced at just a few sites worldwide.

In addition to this, our distribution network has to satisfy a number of different demands. It must make our products available to our customers at the right time in the right quantities in the right place. As part of our

Operational incidents in 2008

Brazil: In March 2008, at our site in Boituva, about two cubic meters of a mixture of water and solvent overflowed from the containment system, ran into the site's rainwater drainage system, and emerged on land outside the site. We immediately informed the environmental authorities and took all necessary action to minimize the consequences outside the Henkel premises. As the Henkel emergency team reacted at once in a professional manner and cleaned up the area, the local authorities did not impose a fine. A final analysis of the soil and groundwater showed no further pollution of the affected area. A root cause analysis showed that a failure in the system for monitoring the addition of the solvent caused first a vessel and then the containment system to overflow. The plant was repaired, and a list of preventive actions was drawn up to improve the safety of this and similar processes, and to avoid the occurrence of such incidents in the future.

Poland: In August 2008, there was a major fire at our central warehouse for cosmetics and adhesives in Posen. The building and many of the finished products and advertising materials stored there were destroyed. Thanks to the well-trained response of our employees, everyone in the building was able to exit safely. The warehouse had actually been inspected by the local fire protection authorities the day before the fire, and no deficiencies had been identified. The fire most probably started in an office area that belongs to the warehouse but is not leased by Henkel. The professional reactions of our employees confirmed the relevance of our safety, health and environment (SHE) training courses, which we intend to intensify.

"Optimization of Transport and Warehouses" project, we work continuously on the development of efficient and environmentally compatible logistics concepts. One of the criteria for selecting our logistics partners is the energy efficiency of their vehicle fleets. We participate in the pan-European "Efficient Consumer Response" initiative in order to identify potential improvements in our cooperation with our retail partners.

www.ecrnet.org

Logistics as part of our operational carbon footprint

In order to achieve a comprehensive improvement in our operational carbon footprint, we strive continuously to improve and complete the database of our production and logistics emissions. We established comprehensive management systems for our production operations many years ago. These cover both our own carbon dioxide emissions and the emissions resulting from the generation of energy bought from third parties SR *page 24*.

Measurement of the carbon dioxide emissions associated with logistics, the transport of our products or with business trips is far more difficult, however, as the system boundaries, basic data, methods and procedures are much less well defined. For example, the fuel consumption of each truck, its capacity utilization, and each traveled kilometer must be known exactly in order to calculate the transport emissions.

Estimates for 2008, based on average values, emission factors, and secondary data from existing life cycle databases, indicate that the annual carbon dioxide emissions attributable to the transport of our products are of the order of 500,000 metric tons. For business trips we estimate a figure of about 150,000 metric tons per year. Both of these values are for Henkel worldwide without the National Starch businesses. We are looking closely at the development, transport and storage of our products, as well as business trips and company cars, in a determined effort to find ways to achieve an across-the-board improvement in our operational carbon footprint SR *see table below.*

Different starting points for overall improvement

Area	Action
Logistics structures	» Continuation of the Eco-Logistics concept launched in Germany in 1994 with the aim of switching the transport of products from road to rail. » 2009: Start of deliveries to our central cosmetics warehouse in Monheim near Düsseldorf by rail. Reduction of transport mileage from about 1.25 million road kilometers to about 125,000 rail kilometers, thus reducing carbon dioxide emissions by 5,200 metric tons per year.
Synergies/ Cooperation	» Centrally coordinated logistics purchasing and, where possible, grouping of transport consignments carried between individual sites. Example in USA and Europe: Increase in shipment weight and therefore in truck capacity utilization by grouping the transport quantities of neighboring Henkel sites with those of newly acquired sites of National Starch. » Expansion of transport cooperations with other companies to avoid empty transports.
Product optimization	» Product optimization in terms of weight and volume, provided this is possible without compromising the performance and stability of the packaging. Example: Switch of U.S. liquid laundry detergent brand Purex to a concentrate. Result: Avoidance of about 17,000 metric tons of carbon dioxide emissions from transport operations per year thanks to reduced product volume. » Step by step relocation of packing material production to the actual sites.
Business trips	» Guidelines for replacing business and airline travel by video and telephone conferencing. Example: In the last three years alone, the duration of our worldwide teleconferencing has increased ten-fold. This has gone hand in hand with a considerable saving in carbon dioxide emissions.
Company cars	» 2008: Specifications for reference vehicles and establishment of criteria for the purchasing of new cars. » Test of alternative fuel concepts in different regions: Bioethanol in Sweden, hybrid engines in Japan.

Environmental indicators

Transparency

Throughout the Group, we use indicators to identify potential improvements, steer programs, and monitor target achievement. Indicators are also important as a compact and transparent means of informing the public of progress and performance.

Our indicators are based on the environmental indicators of the European Chemical Industry Council. In the Sustainability Report, we focus on the publication of globally relevant core indicators. Control values that are less relevant for us are published on the Internet only. *www.henkel.com/sr2008 → 26*

A worldwide picture

The production-related data were determined at 226 Henkel sites in 57 countries, including the National Starch sites acquired in 2008. These sites represent more than 95 percent of our worldwide production in 2008. The data are validated centrally for year-end reporting and also verified locally within the framework of our international audit program SR *page 8*. Any differences in data discovered or reported at a later date are corrected retroactively in our reporting system.
www.henkel.com/sr2008 → 27

A comparable basis

Henkel is growing, as is the number of sites contributing data to the environmental indicators – from 141 in 2004 to 226 in 2008. As growth does not occur at a uniform rate, there are jumps in the figures. The indicators of the National Starch sites have been integrated into the reporting system since these businesses were acquired in April 2008. The National Starch figures for 2008 are shown separately, in order to highlight the influence of this acquisition on our environmental indicators.

The index curve on the graphs shows the progress of the specific environmental indicators relative to the volume of production (per metric ton of output). The base for these index curves is the year 2004 (= 100 percent).

To simplify interpretation of the figures, the share of the acquired National Starch sites for the year 2008 is shown as a white bar.

Production volumes

In thousand metric tons



8,000
6,400
4,800
3,200
1,600
0
5,881
6,565
7,075
7,366
7,728
591
7,137
131%
100%
2004
2005
2006
2007
2008

The production volume rose by some 5 percent in the year 2008 as a result of acquisitions, particularly of the National Starch businesses.

Energy consumption

In thousand megawatt hours



3,000
2,400
1,800
1,200
600
0
2,879
3,184
2,968
3,035
3,363
469
723
756
799
831
778
150
132
205
112
234
135
240
134
178
126
1,874
2,111
1,800
1,830
1,812
100%
89%
2004
2005
2006
2007
2008
Bought-in energy
Fuel oil
Coal
Gas

Bought-in energy is electricity, steam and district heating that is generated outside the sites.

Carbon dioxide emissions

In thousand metric tons



1,000
800
600
400
200
0
839
927
904
908
1,034
204
362
402
427
424
375
477
525
477
484
455
100%
94%
2004
2005
2006
2007
2008
Carbon dioxide emissions from bought-in energy
Henkel's own carbon dioxide emissions

Energy generation accounts for almost all of the carbon dioxide released as a result of Henkel activities. The given values include carbon dioxide formed during the generation of bought-in energy at non-Henkel sites.

Sulfur dioxide emissions

In metric tons


600
480
360
240
120
0
402
610
553
536
311
35
276
100%
59%
2004
2005
2006
2007
2008

Sulfur dioxide emissions are decreasing due to changes in the fuel mix at certa n sites.

Emissions of volatile organic compounds

In metric tons


700
560
420
280
140
0
475
732
647
473
437
100%
76%
2004
2005
2006
2007
2008*

The rise in 2004 and 2005 is primarily due to acquisitions. In 2007 and 2008, additional measures were implemented to reduce emissions of volatile organic compounds.

* The figures for volatile organic compounds do not include the National Starch businesses.

Water consumption and volume of wastewater

In thousand cubic meters


14,000
11,200
8,400
5,600
2,800
0
13,973
14,020
11,873
11,598
11,985
1,370
7,588
7,400
5,740
5,473
6,010
940
10,615
5,070
100%
65%
100%
60%
2004
2005
2006
2007
2008

Water consumption | Volume of wastewater

The values include all water, whether bought-in or extracted from Henkel's own sources. Most of this water is process water. Because water is lost by evaporation and water is contained in many products, the volume of wastewater is smaller than the volume of water consumed.

COD emissions to surface waters

In metric tons


8,000
6,400
4,800
3,200
1,600
0
7,056
8,120
8,461
8,613
8,931
49
8,882
100%
96%
2004
2005
2006
2007
2008

Chemical oxygen demand (COD): Measure of the pollution of wastewater with organic substances.

Emissions of heavy metals to wastewater

In kilograms


900
720
540
360
180
0
871
427
444
772
375
397
717
307
410
729
325
404
809
144
313
352
100%
71%
2004
2005
2006
2007
2008

Lead, chromium, copper, nickel*

Zinc

As zinc is usually less harmful than other heavy metals in terms of its effects on the environment, the zinc load is shown separately.

* Particularly hazardous heavy metals, such as mercury and cadmium, are not relevant in our production.

Waste for recycling and disposal

In thousand metric tons


200
160
120
80
40
0
183
183
192
190
170
13
108
104
105
105
95
19
18
21
22
18
57
61
66
63
43
100%
70%
2004
2005
2006
2007
2008

Waste for recycling | Waste for disposal

Hazardous waste for disposal

"Hazardous waste for disposal" includes all kinds of waste that are classified as hazardous under the laws of the respective countries and the hazardous wastes listed in the Basel Convention of 1989. Because individual countries continue to extend their list of hazardous wastes, it is possible for the volume of hazardous waste to increase without any change having occurred in the waste situation at Henkel.

Employees and jobs



On September 1, 2008, 117 young men and women started their training at Henkel in Düsseldorf. Our photo shows the welcoming ceremony. All in all, 511 trainees received instruction in more than 20 vocations in Germany last year.

» **Strengthening our global team**
» **Promoting diversity and inclusion**
» **Objective: Zero occupational accidents**

Focus on sustainability

Strengthening our global team is one of our three strategic priorities. The skills and performance of our employees are key factors for ensuring the future success of our Company. We therefore encourage and develop our employees from 110 countries so that they can achieve their full potential, and we link personal commitment to the Company's success. Target-oriented management, performance-related remuneration, regular assessments, and continuous learning create the conditions for this. We continuously foster the development of employees at different management levels in accordance with the growing demands they face.
www.henkel.com/sr2008 → 28

Our corporate culture plays a key role in motivating our employees and ensuring a positive work climate. It is based on employees who think and act independently. We recognize our obligation to respect the personal dignity and guard the privacy rights of all of our employees, and to apply the principles of equality and fairness. Both of these elements are embodied as essential behavioral rules in our Code of Conduct.

A top priority at Henkel is the health and safety of all employees. We strive to continuously improve occupational health and safety. Specially designed programs promote good health and ensure our employees' long-term capacity to work.

Competing for the brightest talents

In view of the demographic development in Europe and the worldwide growing competition for qualified employees, it is becoming increasingly important to ensure that Henkel positions itself as an attractive employer. This includes seeking out talented students around the world, addressing them on a personal basis, and forging close bonds with them as early as possible. By offering challenging internships, and through the "Career Track" student recruitment program, we aim to establish intensive contacts with university graduates. One such example is the Henkel Innovation Challenge, a competition which is open to students in all disciplines in eleven European countries. It offers us the opportunity of becoming acquainted with highly qualified, motivated and talented students. *www.henkelchallenge.com*

Talent management

Regular employee assessments are an essential prerequisite for the further development and motivation of our employees. Since 1998, we have been using the Management Competencies Assessment worldwide as a tool for judging the performance of our managerial staff. We also use an appropriately adapted assessment and development system for our non-managerial employees.



At a festive gala in Berlin, Germany, organized by VICTRESS Initiative e.V., Henkel received the Corporate VICTRESS Award. Tina Müller, Corporate Senior Vice President of the Hair/Skin/Oral strategic business units in the Cosmetics/Toiletries business sector, accepted the award on behalf of Henkel. This award has been presented by the Initiative since 2005 to companies whose corporate policy demonstrates affirmative support for women and the family. The jury, made up of representatives from business, politics and the public, was impressed above all by Henkel's consistent support for family-friendly measures.

In confidential meetings between employee and supervisor, development potentials are identified and training measures defined on the basis of the individual's strengths and weaknesses. Managers have to ensure that employees are assigned challenging tasks, while also supporting them through ongoing training measures and coaching, to further their continuous development.

In 2008, we set up a Development Round Table for the purpose of identifying talent, and for the systematic employee development and career planning of our management personnel. In each organization unit, teams of managers hold round table discussions to plan the further development of the employees who report directly to them. We started with the top management levels in 2008, and in 2009 the process will be widened to cover all management personnel worldwide.

Continuing professional development

The systematic development and encouragement of our employees' skills and abilities is vital to Henkel's success. Ongoing training is available to all employees in the form of seminars, workshops, eLearning and modules for targeted professional development. We have developed new material, taking account of diversity and inclusion aspects, for local and global management seminars. This material will be a fixed part of our training courses from 2009.

To disseminate practical experience and theoretical knowledge at the highest level, we have cooperated since the early 1990s with external partners and leading international schools of business. In 1997, we established the Henkel Global Academy for our management personnel. An average of 420 managers attend the Academy each year.

In 2008, the Association of German Chambers of Industry and Commerce (DIHK) recognized the concept of language-integrated communication training developed by Henkel. Our employees can use this when necessary to learn a new language or improve their language skills.

Diversity and inclusion

Diversity is an important component of our corporate culture. Henkel's internationality is reflected in our workforce structure. We are convinced that the different cultures and competencies of our employees help us to understand our markets better and to ensure our long-term success. We want to have the best teams – irrespective of the age, gender and nationality of their members. We select our employees on the basis of competence and potential, rather than to satisfy quotas.

Social changes such as the aging population of western industrialized states and the associated shortage of prospective young recruits present the Company with major new challenges. In cooperation with RWTH Aachen University in Germany, we have developed a "demography radar," with which we can simulate the age structure of our global workforce under given conditions. Using the information gained in this way, we can take action in human resources management at an early stage to better enable us to meet the challenges of demographic developments.

In 2008, we developed and implemented fundamental measures for a global diversity and inclusion strategy. Among other aspects, we expect recruitment practices to be aligned so that the final three candidates being considered for any job reflect diversity in terms of age, gender and nationality.

Employees worldwide

As of December 31*


50,000
40,000
30,000
20,000
10,000
0
50,735
52,101
51,819
52,628
55,142
2004
2005
2006
2007
2008

* Prior-year figures restated; base: permanent employees, excluding trainees

Employees by region

As of December 31*	2007	2008	in %
Europe/Africa/Middle East	33,687	33,485	60.7%
North America	6,438	7,360	13.4%
Latin America	4,268	4,293	7.8%
Asia-Pacific	8,235	10,004	18.1%
Henkel	**52,628**	**55,142**	**100%**

* Prior-year figures restated; base: permanent employees, excluding trainees

Managers

As of December 31

Total managers
9,711 employees
Average age: **42.6**

77 nationalities

Top managers*
795 employees
Average age: **47.1**

44 nationalities

Proportion of women **26.4%**



Proportion of women **13.7%**



* Management Board, Corporate Senior Vice Presidents, Management Circles I and IIA worldwide.

We can only utilize the skills and abilities of our employees to maximum effect if we help them to master the challenges of combining career and family. We are therefore planning to make it even easier for employees to take advantage of flexible working hours, part-time work, and home offices – when this is economically feasible, and taking due account of individual circumstances. We believe that this will strengthen our employees' bonds to the Company. Flexible working hours have long been established at many of our sites. In 2008, we also introduced flexible working time models at our Russian sites in Moscow and St. Petersburg.

www.henkel.com/sr2008 → 29

Successful integration

With the purchase of the National Starch adhesives businesses, we faced the challenge of integrating about 6,000 employees in 40 countries on six continents as quickly as possible. In the lead-up to "day one" – April 3, 2008 – we compared the corporate cultures of National Starch and Henkel and interviewed around 1,000 employees at both companies. The corporate cultures showed many more similarities than dissimilarities. Only the organization model and the decision-making processes differed. Following an analysis of the newly acquired businesses and the introduction of a modified organization structure, we were able to rapidly create a basis for joint development by the end of the second quarter of 2008.

It was found that both companies also use similar instruments and philosophies in their human resources systems. Already, just one year after the merger of the businesses, harmonization of the personnel systems has facilitated many synergies in human resources management. Furthermore, the human resources data and payroll accounting systems will be harmonized in the first half of 2009.

Global Excellence efficiency enhancement program

Far-reaching long-term changes were already visible in our most important markets in 2007. In response to the changed market demands, we formulated a comprehensive efficiency enhancement program at an early stage, with the aim of optimizing structures and processes to make Henkel even more competitive. In February 2008, we announced that the Global Excellence restructuring program would result in a reduction of about 3,000 jobs worldwide, across all regions and business sectors. The restructuring also involves closing certain sites. All human resources measures are being implemented in a socially responsible manner with a view to minimizing the risks and hardships facing the employees concerned. Natural attrition and early retirement always take priority. We are also actively supporting employees in their search for new positions, by recommending them to other companies or by putting them in touch with external advisors. The employee representative bodies are informed at an early stage before each decision, and their recommendations are taken into consideration whenever possible.


move europe

ZERTIFIKAT

Move Europe-Partner Excellence 2008

Henkel AG & Co KGaA

wird ausgezeichnet für hervorragendes Engagement im betrieblichen Gesundheitsmanagement

in den Themenfeldern Raucherprävention, gesunde Ernährung, gesundheitsgerechtes Bewegungsverhalten und psychische Gesundheit.

Köln im Dezember 2008

Henkel has received the "Move Europe-Partner Excellence 2008" certificate of the European Network for Workplace Health Promotion for its commitment to workplace health management, especially in the fields of healthy diet, smoking prevention, mental health, and health-promoting physical activity.
Targeted programs promoting good health, including a wide range of preventive measures, are available to all Henkel employees. Move Europe is an initiative of the European Network for Workplace Health Promotion (ENWHP), and is a campaign for the improvement of lifestyle-related workplace health promotion in Europe.

www.enwhp.org

Examples of the restructuring program

The largest German project is the plan to concentrate laundry detergent production in Düsseldorf. Our detergent plant in Genthin, where 240 people are currently employed, will therefore close in late 2009. The expansion of liquid detergent production in Düsseldorf will create 90 new jobs, which will be offered to the Genthin employees. In view of the significance of the Genthin site for Henkel and the region, we conducted intensive talks with all concerned parties – also with regard to alternative solutions. However, the high manufacturing and transport costs, in particular, made the relocation of production necessary. Düsseldorf is a central location, from which we can serve all important Western European markets. Together with the state of Saxony-Anhalt, Henkel is continuing to conduct an intensive search for investors who can find an alternative use for the Genthin site. Along with our social partners, we are now focusing on finding new jobs for the Genthin employees, whether with Henkel or with other employers. We are providing appropriate coaching for these employees to help them with their job applications.

In 2009, to utilize plant capacity more efficiently, the production site at Malgrat, Spain, will be merged with the site in Montornès, 50 kilometers away. In intensive preparatory discussions, the employee representatives and the site managers developed solutions for the necessary relocation. Malgrat employees who have been offered a new job in Montornès will be able to take advantage of a daily travel service. Henkel has offered compensation in line with their number of years of service to employees for whom no work could be found in Montornès. An early retirement scheme has also been put in place.

Occupational health and safety

Occupational accidents per million hours worked

At least one day lost (excluding commuting accidents)


4
3
2
1
0
3.8
3.0
2.0
1.7
1.8
1.4
1.9
2004
2005
2006
2007
2008

■ ■ Henkel employees

□ □ Employees of external companies who work at Henkel sites and are directly contracted. (included for the first time in 2007)

98 percent of Henkel employees were covered

Serious occupational accidents

More then 50 days lost


40
30
20
10
0
39
27
12
36
28
8
27
18
9
26
18
8
18
14
4
2004
2005
2006
2007
2008

□ □ Accidents during typical production activities

■ ■ Accidents while walking or moving around (e.g. stumbling)

98 percent of Henkel employees were covered

As early as the year 2000, we underlined the high priority of occupational health and safety throughout the Company by setting a target of zero accidents. Through training and support measures, we were already able to reduce the number of occupational accidents by 86 percent between 1998 and 2007. Complementing our Group-wide standards and programs, our plant managers are intensively involved in conducting regional and local initiatives and activities that enable them to take into account the specific circumstances and employee needs. The early identification of risks and the prevention of accidents play a key role here.

Building on the achieved improvements and taking 2007 as the base year, we have set ourselves a new interim target: to reduce occupational accidents by a further 20 percent by 2012. As far as possible, contractors who work at our sites will also be integrated into our system of recording days lost due to occupational accidents. In addition, we involve contractors' employees in our training courses. The courses are based on Henkel's health and safety requirements.

www.henkel.com/sr2008 → 30

Unfortunate accidents involving fatalities

Our strong commitment to occupational safety is one of the main reasons why Henkel experienced no fatal accidents in 2006 and 2007. In 2008, a sales employee in Russia died in a traffic accident on his way to a customer. Two further Henkel employees and one employee of an external company who was carrying out work for Henkel died in accidents that happened during working time, but were unrelated to their actual work. We report these accidents for reasons of transparency, as they fall to some extent under the OECD's definition of an occupational accident (OECD = Organization for Economic Cooperation and Development), or were reported in the local press:

- On his way to a business meeting in Italy, a Henkel employee from Great Britain died when his motorcycle was involved in an accident in Germany. The use of a motorcycle is not in conformity with the Henkel guidelines for business travel, but was not expressly forbidden by our subsidiary.
- An employee of an external company engaged to support Henkel's sales activities in Huixquilucan, Mexico, was fatally injured by falling doors in a DIY center. The accident occurred in a barred no-entry area and was totally unrelated to the work of the external company's employee.
- A Henkel field sales employee attempted to prevent a theft outside our site at Xuzhou, Jiangsu, China, and was fatally injured by the thieves, although the emergency services were on the spot within five minutes. The culprits were subsequently caught.

Social engagement



After the 2004 Indian Ocean tsunami, Henkel established a school for more than 90 boys and girls in Ranganathapuram, India. The boys are trained as carpenters, electricians, and other trades, and the girls are taught dressmaking and embroidery, but also how to use computers. All of the young people are also given a good general education. In 2008, training in eco-farming was started on the school grounds. Also in 2008, the school received official government approval as a training center.

» **Henkel Smile: Three core elements for society**
» **Millennium Development Goals: Our contributions**
» **10 years of MIT: Anniversary project**

Henkel Smile

Social engagement plays an important role in our corporate culture. It has been a tradition throughout our history and is firmly anchored in our corporate values and reflected in our daily activities. Henkel Smile provides the umbrella for the company's corporate citizenship activities extending beyond direct business interests.

This is based on the conviction that solutions which are jointly reached on a basis of partnership will benefit all concerned. To achieve enduring progress, we focus on helping people to help themselves. Employees and retirees are the impetus of Henkel's worldwide corporate citizenship engagement. They are at the core of any Henkel Smile project, from selection, organization and management, to active participation.

www.henkel.com/sr2008 → 31

We have structured our global activities around three core elements:

» MIT (Make an Impact on Tomorrow) – Employee engagement,
» HFI (Henkel Friendship Initiative e.V.) – Emergency fund,
» Social Partnerships – Corporate and brand engagement.

We support activities in the areas of social needs, education and science, fitness and health, arts and culture, and the environment. Henkel Smile goes far beyond the sum of its three core elements, as they often mutually reinforce each other and generate synergies. An employee project in Kenya, for example, resulted in the engagement of the Schauma brand in cooperation with the United Nations Educational, Scientific and Cultural Organization (UNESCO). And the HFI's emergency aid measures after the tsunami in the Indian Ocean in 2004 led to the development of numerous MIT projects. They are aimed specifically at rebuilding schools and infrastructure. In 2008, the total sum provided to support all Henkel Smile activities was some 7.5 million euros.

Social progress in focus

In the year 2000, heads of state and government leaders from 189 countries agreed on eight development goals, known as the United Nations Millennium Development Goals. They are to be reached by 2015. Henkel also makes contributions to the attainment of these goals. As a clear signal, Henkel joined the United Nations Global Compact in 2003 *see table below.* *www.un.org/millenniumgoals*

In all Henkel regions, our employees and retirees engage in activities that contribute to the attainment of the Millennium Development Goals. More than half of the projects of our employees and retirees are in emerging and developing countries. Local partner organizations play an important role in carrying out the projects. The Millennium Development Goals of the United Nations are taken into account as early as the planning and budgeting phases of all project activities. Progress can therefore be measured and developments can be documented. In many cases, a Henkel Smile project may contribute to more than one Millennium Development Goal. The MIT projects concentrate on the eradication of extreme poverty, universal primary education, reducing child mortality, and fighting AIDS and other diseases.

Selected Henkel Smile projects as they relate to the eight United Nations Millennium Development Goals

Millennium Development Goals	Henkel Smile projects 2008
1. Eradicate extreme poverty and hunger	» **Peru:** In a daycare facility in Lima, children are looked after during the day and receive a hot meal each day » **Myanmar:** Provision of rice for six months for 50 orphans and disabled children
2. Achieve universal primary education for boys and girls alike	» **Vietnam:** Construction of a nursery school; provision of food and the chance of going to school for undernourished children in Ho Chi Minh City » **Uganda:** Continued support for Rushocka Parish boarding school for girls in Kabale, including school materials for 360 orphans and disabled children » **Turkey:** Education of street children in a home in Gaziantep
3. Promote gender equality and empower women	» **Guatemala:** Construction of a laboratory and computer room in a school in Verapaz to give 250 native Mayan girls a technical education and thus improve their job opportunities » **USA:** Accommodations and education for teenage girls who are in trouble, in Nashville, Tennessee » **India:** Support for an integrative center in Parivalaya, to give all-around care to children with special needs
4. Reduce child mortality	» **Nepal:** Annual medical care for children in schools, homes, and a hospital for orphans in Kathmandu by a mobile team of doctors » **Bulgaria:** Support for the children's hospital in Sofia with pulmonary inhalers and pulse monitors » **Turkey:** Provision of incubators for the care of premature babies in Mardin
5. Improve maternal health	» **Congo:** Support for two hospitals near Kinshasa by providing medications, in cooperation with "Arzneibrücke Ehingen-Kinshasa" (Ehingen-Kinshasa medicine bridge) » **China:** Screening and surgical operations in Lhasa to restore sight to over 300 mothers suffering from cataracts or glaucoma
6. Combat HIV/AIDS, malaria and other diseases	» **Chile:** Provision of medications, food, and repair materials for the Santa Clara foundation in Santiago de Chile for children infected with HIV/AIDS » **Thailand:** Care and medications for AIDS orphans in the Baan Gerda children's village in the province of Lopburi
7. Ensure environmental sustainability	» **Germany:** Project Futurino, initiated by the Persil brand, supports 156 educational projects on nature and environmental themes » **USA:** The Riverbend Environmental Education Center in Gladwyne, Pennsylvania, raises the awareness of city children for nature
8. Develop a global partnership for development	» **Kenya:** The Bethsatha children's hospital for AIDS orphans near the city of Kisumu was expanded and better equipped through the brand engagement of Schauma » **El Salvador:** Introduction of numerical controls for machine tools at the Santa Tecla public high school


Henkel Donation to Longxi Primary School

Through the Henkel Friendship Initiative e.V., Henkel has donated a total of 150,000 euros to support victims of the May 2008 earthquake in China. In close cooperation with the Henkel companies located in China, we also provide emergency and reconstruction aid through cash or product donations and MIT projects.



For the third year in succession, Henkel helped geography students from the University of Trier, Germany, who are working to improve the living conditions of slum dwellers in Nairobi. Henkel has financed the purchase of materials for school classes and the construction of sanitary facilities.

Eleven years of employee engagement

Since 1998, Henkel's MIT Initiative has been supporting the volunteer work of its employees and retirees with in-kind, product and financial donations, paid time off from work, and specialist advice. In 2008, the number of MIT projects grew to over 7,000. More than 5,000 employees and retirees in more than 110 countries have been able to help hundreds of thousands of people worldwide through their engagement in MIT since 1998.

www.henkel.com/sr2008 → 32

The quality of MIT does not lie in the amount of financial support provided, but in the way the projects are implemented. The engagement of employees and retirees as volunteers, their emotional involvement and ideas, and, above all, the time they invest in their projects attest to the quality of the MIT projects. The employees and retirees are at the heart of MIT, and they form a vital link between the Company and the communities in which we operate. In this way, we ensure that the resources we provide are employed responsibly and transparently, where they are most urgently needed.

In May 2008, 120 employees and retirees from all around the world attended the annual Round Table in Düsseldorf, Germany, to mark the tenth anniversary of MIT. The Round Table gives employees and retirees an opportunity to share their experiences and develop MIT still further.

Make an Impact on Tomorrow (MIT) projects

Number per year


1,200
1,000
800
600
400
200
0
59
92
135
385
405
555
786
966
1,191
1,301
1,306
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

On the occasion of MIT's tenth anniversary, Henkel provided an extraordinary subsidy of 100,000 euros to support a project in Guatemala. The project was selected from among 86 applications. It provides 120 families in a rural region with the help they need to help themselves. The support includes schooling for the children, access to clean water, the construction of a health center, and improvements in agricultural productivity. Henkel employees from Guatemala are implementing the project in a team together with local cooperation partner HELPS Changing Lives. The local MIT network in Guatemala and Henkel employees from other MIT networks are also involved in the project.

Stakeholder dialogue



Henkel was an official sponsor of Expo 2008 in Zaragoza, Spain. The theme was "Water and Sustainable Development." Our participation in the Expo underlined our commitment to protecting water resources. At a "brand parade" on Henkel Day, the visitors got acquainted with Henkel products that can help them to contribute to protecting water resources.

» **Dialogue for viable solutions**
» **Education for sustainable development**

Open dialogue with all stakeholders

Viable solutions for sustainability can only be developed through a dialogue with all social groups – at the local, regional and international levels. We therefore continuously seek a dialogue with all stakeholders, including customers, consumers, suppliers, employees, shareholders, local communities, government authorities, associations, non-governmental organizations and scientists.

Integrated, systematic dialogue

Although the issues associated with sustainability are global, regional priorities and perspectives differ widely. We have therefore integrated our dialogue with stakeholders into our functions, business sectors and regions. In this way, we ensure that challenges are discussed in a dialogue between our experts in the Company and the appropriate stakeholder groups. We develop strategies and solutions at the very place where they will be assessed and put into practice. The instruments, themes, duration and intensity of the dialogue are aligned to the individual stakeholder groups and their specific issues.

This dialogue offers a basis for mutual understanding and is a source of new ideas for the Company. It enables us to identify the developments and challenges of our different markets at an early stage and thus make an important contribution to innovation management and risk management.

Harmonized instruments

In international initiatives, we and our partners develop a variety of solutions, such as for the responsible purchasing of our raw materials and ingredients. The exchange of ideas with our industrial customers leads to the development of process improvements that make a decisive contribution to the conservation of resources. In a direct dialogue with consumers over consumer telephone lines and through action days and market research projects, we provide information, above all, about the resource-conserving use of our products, and


eco-petition

Since 2005, Henkel India has held an annual national competition for schools under the name Henkel Eco-petition. The winner is presented with the Henkel Enviro Care Award. In 2008, the subject of the competition was "Water." Six finalists from more than 2,000 competitors presented their ideas in a video conference to a jury of Henkel employees and non-governmental organizations. The first prize went to Siddharth Banerjee of the Father Angel School in New Delhi for his idea of keeping indoor plants in closed glass vessels to prevent water from evaporating.

at the same time receive significant feedback for our product developers. To anchor the idea of responsible business practices in the consciousness and daily activities of our employees worldwide, we develop training courses and online work modules on this topic and report on it on the intranet and in employee newspapers.

Examples of our integrated dialogue approach – aligned to our stakeholders

Stakeholder	Theme
Employees	» **India:** To draw attention to climate change, the employees at the Chennai site held a "Lights Out 88888 Campaign" on August 8, 2008, when they switched off the lights for 8 minutes at 8 o'clock. » **USA/Canada:** The quarterly newsletter "Going Green" informs Industrial Adhesives employees about customer-relevant sustainability themes and trends.
Consumers and customers	» **Italy:** In the "Differentiate yourself!" campaign, Henkel provided information in supermarkets in ten cities about sustainable consumption and waste prevention. » **Germany:** Henkel Packaging Forum: External and internal packaging specialists developed sustainable packaging solutions.
Analysts and investors	» **Germany:** Taking environmental, social and governance (ESG) aspects into account: Henkel employees discussed non-financial reports in the capital market with financial experts.
Politicians, government authorities and non-governmental organizations	» **Spain:** Employees from Research and Marketing discussed the subject of sustainable consumption with non-governmental organizations at the World Conservation Forum of the International Union for Conservation of Nature (IUCN).
Scientists	» **USA:** Henkel researchers have cooperated with Arizona State University since 2008 in producing life cycle analyses.
General public and local communities	» **New Zealand:** Henkel employees collected production waste for a "Trash to Fashion" event at schools to draw attention to the subject of recycling.

www.henkel.com/sr2008 → 33

Education for sustainable development

For Henkel, it is important to address sustainability even beyond its own sphere of influence. In 2008, we therefore initiated a large number of projects and campaigns, particularly dealing with the theme of "Education for sustainable development".

One example, from Germany, is the Internet portal "Save your Future" (currently German-language only, English version forthcoming). It enables young people to share their ideas on the subject of sustainability and organize joint actions and events.

www.save-your-future.com

In collaboration with the Universities of Rostock and Oldenburg in Germany, we have developed extensive materials as a resource for teaching chemistry in schools. They include simple and low-cost experiments on the subject of environmental awareness in relation to laundry washing. The materials are freely available on the Internet. The teaching materials are now being presented throughout Germany in training classes for teachers. They have already been translated into English, and other languages are planned, as is the international dissemination of the materials in cooperation with the United Nations Educational, Scientific and Cultural Organization (UNESCO).

www.henkel.com/sr2008 → 34

External ratings

Henkel's performance in sustainability and corporate social responsibility impressed external experts again in 2008. www.henkel.com/sr2008 →35

Ratings and indexes

Dow Jones Sustainability Indexes

Zurich/New York: In 2008, Henkel was again listed in the Dow Jones Sustainability Indexes DJSI World (worldwide) and DJSI STOXX (Europe) as the sustainability leader in the Nondurable Household Products sector.

London: For the eighth consecutive year, Henkel was included in the international FTSE4Good ethical index.

Paris: In 2008, as in previous years, Henkel was again one of the 200 companies worldwide listed in the Ethibel Sustainability Index, in the Pioneer class.

ECPI E.Capital Partners Indices

Milan: Henkel was again included in the ECPI Ethical Index EURO and the ECPI Ethical Index GLOBAL. E. Capital Partners established the two ethical indexes in 1999.

SARASIN

Basel: In 2008, the Bank Sarasin again assessed our corporate sustainability performance as "high."

Awards and rankings

Frankfurt am Main: The Deutsche Vereinigung für Finanzanalyse und Asset Management (DVFA) – the professional association of financial analysts – and the business magazine *Wirtschaftswoche* present the annual ESG Award to the German company with the best performance in the fields of environment, social responsibility and corporate governance. In March 2008, Henkel was the winner in the category DAX (German Share Index) Businesses.



On December 5, 2008, in Düsseldorf, at the first ever German Sustainability Congress, the award for being Germany's "Most Sustainable Brand" went to Henkel. One of the main factors for Henkel's selection was that the company had begun very early on to address the challenges of sustainability, developing a comprehensive CSR strategy. Kasper Rorsted (right), Chairman of the Henkel Management Board, and Dr. Friedrich Stara, Executive Vice President Laundry & Home Care, accepted the award on behalf of the Company.

Vienna: For the third time, the Center for Corporate Citizenship Austria (CCC-A) assessed the commitment of the 100 largest companies in Austria to corporate social responsibility. In April 2008, Henkel Central Eastern Europe not only became the sector winner but also occupied first place in the overall rankings, with 82 out of 100 possible points.

New York: In June 2008, the Ethisphere Institute, New York, and *Forbes* business magazine included Henkel in their "World's Most Ethical Companies" ranking list. The companies in the list are assessed in the categories of corporate governance, innovation, executive leadership style, internal management systems, reputation management, and corporate citizenship.

Sustainability reporting

In December 2008, the United Nations Global Compact recognized our Sustainability Report 2007 as an outstanding annual progress report. Of some 5,000 member companies who submit a report, only 240 were at that time included in the list of Notable Communications on Progress in implementing the ten principles of the Global Compact.

www.unglobalcompact.org

Contacts, credits and further publications

Your contacts at Henkel

Corporate Communications
Phone: +49 (0)211-797-35 33
Fax: +49 (0)211-798-24 84
Email: ernst.primosch@henkel.com

Sustainability/CSR Management
Phone: +49 (0)211-797-36 80
Fax: +49 (0)211-798-93 93
Email: uwe.bergmann@henkel.com

Investor Relations
Phone: +49 (0)211-797-39 37
Fax: +49 (0)211-798-28 63
Email: oliver.luckenbach@henkel.com

Internet addresses

www.henkel.com
www.henkel.com/sustainability
www.henkel.com/ir
www.henkel.com/smile

PR: 02 09 10.000
ISBN: 978-3-941517-02-8

Published by

Henkel AG & Co. KGaA
40191 Düsseldorf, Germany

Editorial work and coordination:

Corporate Publications:
Jan-Dirk Seiler-Hausmann, Kathrin Zachary, Wolfgang Zengerling
Sustainability/CSR Management:
Eva-Maria Ackermann, Uwe Bergmann, Ines Biedermann, Christine Schneider

English translation, coordination and proofreading:
ExperTeam®, Neuss: Dave Brandt, Alice Milne, Susan Salms-Moss

Conception and design: Kirchhoff Consult AG, Hamburg
Typesetting: workstation gmbh, Bonn
Photos and illustrations: Henkel, Oliver Blobel, Caterine Bollinger, Olaf Döring, Andreas Fechner, Tino Gil, Steffen Hauser, Christian Kruppa, Bernhardt Link, Rolf Vennenbernd
Printing: Schotte, Krefeld

Further publications available as downloads on the Internet

Annual Report, Quarterly Reports, Vision & Values, Code of Conduct, Code of Teamwork and Leadership, Code of Corporate Sustainability, research magazine "in view of tomorrow," company history, Henkel Smile
www.henkel.com/publications

THE GLOBAL COMPACT

Responsible Care®

FSC
Mixed Sources
Product group from well-managed forests and other controlled sources
www.fsc.org Cert no. GFA-COC-001502
© 1996 Forest Stewardship Council

The Sustainability Report is printed on PROFI*silk*FSC from Sappi. The paper is made from pulp bleached without chlorine. It consists of wood fibers originating from sustainably managed forests and certified according to the rules of the Forest Stewardship Council (FSC). This publication was bound so as to be suitable for recycling, using Purmelt MicroEmission from Henkel for the highest occupational health and safety standards, and cover-finished with water-based Adhesin laminating adhesives from Henkel. The printing inks contain no heavy metals.

The collage on the cover of the Sustainability Report is a mosaic. It is composed of more than 300 portraits of Henkel employees as well as logos and photos of products of our top brands. We would like to thank all of the employees who agreed to let us take their picture.

Henkel

A Brand like a Friend

Invitation to the Annual General Meeting of Henkel AG & Co. KGaA, Düsseldorf, Germany

Henkel

A Brand like a Friend

Invitation to the Annual General Meeting

Henkel AG & Co. KGaA,
Düsseldorf

Securities ID Numbers:
Ordinary shares 604 840
Preferred shares 604 843

International Securities Identification Numbers:
Ordinary shares DE 0006048408
Preferred shares DE 0006048432

The shareholders of our Corporation
are hereby invited to attend the
Annual General Meeting
on
Monday, April 20, 2009, 10.00 a.m.,
to be held in the
Congress Center Düsseldorf,
CCD-Stadthalle entrance,
Rotterdamer Strasse 141,
40474 Düsseldorf, Germany

Admission from 8.30 a.m.

This English text is a translation for information only. The original German text published in the electronic version of the Federal Gazette (Bundesanzeiger) of February 25, 2009, is the only authoritative version.

Agenda

1. Presentation of the annual financial statements and the consolidated financial statements as endorsed by the Supervisory Board, and of the management reports of Henkel AG & Co. KGaA and of the Group, the report of the Supervisory Board and the corporate governance and remuneration report for the year ended December 31, 2008. Resolution to approve the annual financial statements of Henkel AG & Co. KGaA for the year ended December 31, 2008.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the annual financial statements, stating an unappropriated profit of 548,737,876.54 euros, be approved as presented.

2. Resolution for the appropriation of profit

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the unappropriated profit of 548,737,876.54 euros for the year ended December 31, 2008, be applied as follows:

a)	Payment of a dividend of 0.51 euros per ordinary share (259,795,875 shares)	= 132,495,896.25 euros
b)	Payment of a dividend of 0.53 euros per ordinary share (178,162,875 shares)	= 94,426,323.75 euros
c)	Carry-forward of remainder to the new account (profit carry-forward)	321,815,656.54 euros
		= 548,737,876.54 euros

Treasury shares are not entitled to dividend. The amount in unappropriated profit which relates to the shares held by the Corporation at the date of the Annual General Meeting will be carried forward as retained earnings.

3. Resolution to approve and ratify the actions of the Management Board and the Personally Liable Partner

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Management Board of Henkel KGaA in office in 2008 (to April 14, 2008) and of the Personally Liable Partner (from April 14, 2008) be approved and ratified for that financial year.

4. Resolution to approve and ratify the actions of the Supervisory Board

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Supervisory Board in office in 2008 be approved and ratified for that financial year.

5. Resolution to approve and ratify the actions of the Shareholders' Committee

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the actions of the members of the Shareholders' Committee in office in 2008 be approved and ratified for that financial year.

6. Appointment of auditors of the annual financial statements and the consolidated financial statements for fiscal 2009

The Supervisory Board proposes that KPMG AG Wirtschaftsprüfungsgesellschaft, Berlin and Frankfurt am Main, Germany, be appointed auditors of the annual financial statements and of the consolidated financial statements for the 2009 financial year.

7. Resolution concerning the amendment of Art. 28 of the Articles of Association to include a new paragraph (3)

In accordance with the regulations governing interim appointments to the Supervisory Board, substitute members for the Shareholders' Committee members may also be elected. The election of substitute members may take place coincidentally to the election of members of the Shareholders' Committee or within a term of office.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board thus propose that the following resolution be adopted:

> Art. 28 of the Articles of Association to be amended to include the following paragraph (3):
>
> "(3) Substitute members may be elected in place of Shareholders' Committee members. The election may take place coincidentally to the election of members of the Shareholders' Committee or within a term of office. Should a member of the Shareholders' Committee depart prematurely without the Annual General Meeting having elected a successor, the substitute member shall, insofar as no other ruling has been made at the time of election of the substitute member, take the place of the departing member for the remainder of that member's term of office."

8. Resolution to adopt the modification to/amendment of Article 17 (6) and (9) of the Articles of Association

In addition to the Nominations Committee, the Supervisory Board has established an Audit Committee that prepares the proceedings and resolutions of the Supervisory Board relating to adoption of the annual financial statements and the consolidated financial statements, and also the auditor appointment proposal to be made to the Annual General Meeting; it further deals with accounting, risk management and compliance issues. The Audit Committee shall furthermore discuss the quarterly and half-year financial reports with the Board of Management prior to their publication.

The provisions of the German Corporate Governance Code require that subcommittee activity be separately remunerated. It is proposed that – with the exception of the members of the Nominations Committee – the members of a committee shall receive 50% of the total cash payment accruing to a member of the Supervisory Board, comprising an annual fixed fee of 20,000 euros (Art. 17 (2) of the Articles of Association) and a dividend bonus (Art. 17 (3) of the Articles of Association); the Chairperson shall receive 100% of the total cash payment accruing to a member of the Supervisory Board. This committee payment is to be paid for the first time in respect of fiscal 2009.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that the following resolutions be adopted:

a) Art. 17 (6) and (9) of the Articles of Association shall be worded as follows (amendments are marked in bold)

"(6) The Chairperson shall receive double the total amount, the Vice-Chairperson one and a half times the total amount accruing to an ordinary member per paragraphs (2) to (5) above. Members who are also members of one or more committees of the Supervisory Board shall each additionally receive a fee of 50% of the amount accruing to a member per paragraphs (2) and (3); if they are the Chairperson of one or more committees, they receive a fee of 100% of this amount. Activity in the Nominations Committee shall not be remunerated separately. Members of the Supervisory Board who were members of the Supervisory Board or a committee for only a portion of the financial year in question or who performed the functions of the Chairperson or Vice-Chairperson within the Supervisory Board or a committee for part of the year shall receive these remunerations on a pro-rata time basis.

(9) The members of the Supervisory Board shall be reimbursed by the Corporation for the statutory value-added tax payable on their total remunerations and disbursements. In addition, the members of the Supervisory

Board shall receive an attendance fee of 500 euros for each meeting of the Supervisory Board and its committees that they attend. If several meetings take place on one day, the attendance fee shall only be paid once."

b) The above amendment to the Articles of Association shall apply for the first time with respect to fiscal 2009.

9. Resolution to adopt the modification to/amendment of Article 7 of the Articles of Association

Pursuant to § 27a of the German Securities Trading Act (WpHG) (as amended by the German Risk Limitation Act), which comes into force on May 31, 2009, notifiable shareholdings as defined by §§ 21 and 22 WpHG (Notification of Voting Rights) that reach or exceed the threshold of 10% of the voting rights or a higher threshold, must inform the company concerned of the objectives pursued in acquiring the voting rights and of the origin of the funds used for said acquisition, within 20 trading days following attainment or excedence of said thresholds. This notification duty exists in addition to the duty to notify voting rights pursuant to §§ 21 and 22 WpHG.

The purpose of the notifications per § 27a WpHG is to ensure that the capital market and the other shareholders are informed in good time of the objectives being pursued by future major shareholders. Henkel has a special shareholder structure: around 52.18% of the voting rights are held by parties to the share-pooling agreement of the Henkel family. Given this special shareholder structure, the Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that Article 7 of the Articles of Association be worded as follows (amendments are marked in bold):

"7. Transfer of Shares, **Duties of Notification of Major Shareholders**

(1) **A portion of the ordinary shares held by the** Henkel Family is subject to the restrictions pursuant to the share-pooling agreement of the Henkel Family with regard to the transfer of such ordinary shares.

(2) **§ 27a (1) of the German Securities Trading Act (WpHG) as amended by the German Risk Limitation Act (Risikobegrenzungsgesetz) does not apply.**"

10. Supervisory Board By-Election

Dr. Friderike Bagel has, with effect from the end of the Annual General Meeting, resigned her office as a shareholder-representative member of the Supervisory Board. As prescribed in Article 12 (4) sentence 3 of the Articles of Association, a new member of the Supervisory Board representing the shareholders is to be elected for the remaining term of office of Dr. Bagel.

In accordance with § 96 (1) of the German Joint Stock Corporation Act (AktG) in conjunction with § 7 (1) no. 2 of the 1976 Co-Determination Act and Article 12 (1) of the Articles of Association, the Supervisory Board comprises eight members representing the shareholders and eight members representing the employees. The members of the Supervisory Board representing the shareholders are to be elected by the Annual General Meeting; the Annual General Meeting is not bound to adopt candidates proposed.

The Supervisory Board proposes that the following candidate:

Prof. Dr. Theo Siegert
Managing Partner of de Haen-Carstanjen & Söhne, Düsseldorf

Memberships of statutory German supervisory boards:
Deutsche Bank AG
E.ON AG
ERGO AG
Merck KGaA

Memberships of domestic or foreign supervisory bodies comparable with a statutory German supervisory board:
DKSH Holding Ltd., Schweiz
E. Merck OHG

be elected with effect from the end of the Annual General Meeting for the remaining term of office of the departing Dr. Bagel as a member of the Supervisory Board representing the shareholders.

11. Election of a substitute member of the Shareholders' Committee

Taking in account the proposed amendment to the Articles of Association under Item 7 on the Agenda, the Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose that

Mr. Boris Canessa
Private Investor, Düsseldorf

Membership of statutory German supervisory boards:
Wilhelm von Finck AG

be appointed as a pending substitute member for all currently serving members of the Shareholders' Committee.

The substitute member shall become a member of the Shareholders' Committee if a currently serving member of the Shareholders' Committee departs from the Shareholders' Committee before the end of the regular term of office and the Annual General Meeting does not elect a successor before the departure of the said member. The term of office of the substitute member joining the Shareholders' Committee shall end with the close of the Annual General Meeting during which a successor for the substituted member of the Shareholders' Committee is elected, but not later than the date on which the regular term of office of the substituted member of the Shareholders' Committee would have ended.

If the substitute member joining the Shareholders' Committee departs before the end of the term of office of the Shareholders' Committee, said member shall retake his or her original position as pending substitute member.

12. Resolution to renew authorization to purchase and appropriate the Corporation's own shares ("treasury stock") in accordance with § 71 (1) no. 8 of the German Joint Stock Corporation Act (AktG) and to exclude the pre-emptive rights of existing shareholders

With expiry of the authorization resolved at the last Annual General Meeting, it is proposed that the Personally Liable Partner again be authorized to purchase the Corporation's own shares on the stock exchange or by way of a public purchase offer.

The Personally Liable Partner, the Shareholders' Committee and the Supervisory Board propose the following resolution:

a) That the Personally Liable Partner be authorized in accordance with § 71 (1) no. 8 of the German Joint Stock Corporation Act (AktG) to purchase ordinary and/or preferred shares of the Corporation at any time up to October 19, 2010, subject to the condition that the shares acquired on the basis of this authorization, together with the other treasury stock that the Corporation has already acquired and still holds, and which is attributable to the Corporation in accordance with § 71d and § 71e of the German Joint Stock Corporation Act (AktG), shall not at any time exceed 10% in total of the capital stock.

   That the authorization may be exercised once or several times, in whole or in part, by the Corporation, by its Group companies or by third parties acting on the Corporation's or its Group companies' behalf and for their account.

   That the authorization to purchase the Corporation's own shares ("treasury stock") at any time up to October 13, 2009, approved by resolution of the shareholders at the Annual General Meeting held on April 14, 2008, be withdrawn with effect from the date when this new authorization becomes operative.

b) That purchases may be made, at the discretion of the Personally Liable Partner, in the market, by means of a public offer addressed to all shareholders, or by means of a public invitation to submit an offer (invitation to tender).

(1) In the case of purchase in the market, the consideration paid by the Corporation (excluding incidental costs) for each share must not be more than 10% above or below the opening price of the shares quoted on the XETRA trading system (the electronic securities trading system operated by Deutsche Börse AG) or a comparable successor system on the date when the purchase obligation arises.

(2) In the case of purchase by means of a public offer, or a public invitation to tender, the Corporation shall stipulate the share purchase price or the share purchase price spread. Where a share purchase price spread is stipulated, the final price shall be determined from the declarations of acceptance or sale tenders received. The public offer or the invitation to tender may include a time limit for acceptance or submissions, certain conditions and also the proviso that the share purchase price spread may be adjusted during the time limit for acceptance or submissions if, following publication of the formal offer or the invitation to submit a tender, there are significant movements in price during the time limit for acceptance or submissions.

The consideration paid by the Corporation (excluding incidental costs) for each share or the share purchase price spread must not be more than 10% above or below the average of the closing prices quoted for the Corporation's shares of the same class on the XETRA trading system or a comparable successor system on the last five trading days prior to the announcement of the offer or the invitation to tender. In the case of an adjustment to the share purchase price, the relevant amount shall be determined on the basis of the price prevailing on the last trading day before the final decision on the offer adjustment.

The volume may be limited. If, in the case of a public offer or a public invitation to tender, the volume of the tendered shares exceeds the envisaged buy-back volume, the tender rights of the shareholders may be excluded insofar as acceptance will then be effected on a pro-rata basis in accordance with the ratio of shares tendered in each case. Provision may also be made for priority acceptance of smaller numbers of shares up to 100 of the shares offered for purchase or tendered per shareholder.

(3) The Corporation will make the decision regarding the class of shares to be purchased in keeping with the interests of the shareholders and of the Corporation, and taking into account the approved purposes for such purchases.

c) The authorization can be exercised for any lawful purpose and in particular for one or more of the purposes specified in d). If it is used for one or more of the purposes specified in d), the pre-emptive rights of existing shareholders to treasury stock purchased are excluded. Moreover, the Personally Liable Partner may, in the case of disposal of purchased treasury stock under the terms of an offer addressed to all shareholders, exclude the pre-emptive rights of the shareholders in respect of fractional entitlements, subject to the approval of the Shareholders' Committee and the Supervisory Board.

d) Besides disposal on the stock exchange or by way of an offer addressed to all shareholders, the Personally Liable Partner is hereby authorized – subject to the approval of the Shareholders' Committee and of the Supervisory Board – to use the Corporation's own shares ("treasury stock") acquired on the basis of this or an earlier authorization as follows:

(1) To sell or otherwise transfer treasury stock to third parties for the purpose of acquiring businesses, parts of businesses or participating interests in businesses or of forming business combinations.

(2) To sell treasury stock against payment in cash to third parties, provided that the selling price is not significantly less than the quoted market price of the shares on the date of the sale. In this case, the proportion of the capital stock represented by the shares sold on the basis of this authorization, together with the proportion of the capital stock represented by new shares issued out of authorized capital during the period

of validity of this authorization with the pre-emptive rights of existing shareholders excluded, as permitted under § 186 (3) sentence 4 of the German Joint Stock Corporation Act (AktG), must not exceed a total of 10% of the capital stock in existence at the time of this authorization becoming operative or being exercised.

(3) To cancel all or part of the treasury stock without any further resolution in General Meeting being required. Cancellation shall be effected by way of capital reduction or such that the capital stock remains unchanged and the proportion of the other shares relative to the capital stock increases as permitted under § 8 (3) of the German Joint Stock Corporation Act (AktG); in the latter case, the Personally Liable Partner is authorized to adjust the number of shares indicated in the Articles of Association accordingly.

Report to the Annual General Meeting in respect of Item 12 on the Agenda, as required by § 71 (1) no. 8 and § 186 (4) sentence 2 of the German Joint Stock Corporation Act (AktG)

The authorization proposed under Item 12 relates to the purchase of the Corporation's own shares ("treasury stock"). The authorization to purchase the Corporation's own shares, which was approved at the Annual General Meeting held on April 14, 2008, under Item 9 on the Agenda for that meeting, is only valid until October 13, 2009. It therefore requires renewal, as does the authorization to dispose of shares in other ways, as permitted under § 71 (1) no. 8 sentence 5 of the German Joint Stock Corporation Act (AktG), and the authorization to cancel shares as permitted under § 71 (1) no. 8 sentence 6 of the German Joint Stock Corporation Act (AktG). The proposed authorization will enable the Corporation to realize the benefits associated with the acquisition of its own shares in the interests of the Corporation and its shareholders.

As permitted under § 71 (1) no. 8 of the German Joint Stock Corporation Act (AktG), other forms of purchase and disposal may be applied in addition to the typical method of purchase and disposal in the market. Thus, treasury stock may also be acquired by means of a public offer addressed to the shareholders or by the public invitation to submit an offer (public invitation to tender). In these cases, the shareholders may decide how many shares they wish to sell and, in the event of a price spread being stipulated, at which price they wish to sell.

In acquiring the Corporation's own shares, the principle of equal treatment as defined in § 53a of the German Joint Stock Corporation Act (AktG) must be upheld. The proposed acquisition of the shares in the market or by way of a public offer or a public invitation to tender is in keeping with this principle. Insofar as the number of tendered or offered shares exceeds the number of shares envisaged for purchase, such purchase or acceptance may be implemented under exclusion of the tender rights of the shareholders on a pro-rata basis related to the number of shares tendered or offered, in order to simplify the purchase process. Giving prior claim to smaller numbers of up to 100 shares tendered per shareholder also serves to simplify the process.

The authorization is also to cover exclusion of the pre-emptive rights of shareholders for fractional entitlements in the event of disposal of treasury stock under the terms of an offer addressed to the shareholders. This is necessary in order to enhance technical efficiency in the disposal of acquired treasury stock by way of such an offer to shareholders. The free fractional amounts of treasury stock excluded from the pre-emptive rights of the shareholders shall be disposed of to the best possible effect for the Corporation, either by sale in the market or by some other process.

The shares thus acquired as treasury stock may be used for all legally permissible purposes including in particular, and to the exclusion of the pre-emptive rights of existing shareholders, those indicated hereinafter.

The proposed resolution includes the grant of authorization to transfer the shares purchased to third parties as consideration for acquiring businesses, parts of businesses or participating interests in businesses or for forming business combinations. The class of share to be used for this purpose will depend on the terms of the transaction concerned.

International competition and the process of business globalization increasingly demand that a company's treasury stock be used as consideration for the acquisition of other businesses, parts of businesses or participating interests in businesses or for forming business combinations. The authorization proposed here for transferring the shares purchased is therefore intended to give the Corporation the necessary flexibility to be able to make the most of opportunities to acquire businesses or participating interests therein rapidly and in a flexible manner as such opportunities arise. The proposed authorization to exclude the pre-emptive rights of existing shareholders likewise serves this purpose. The decision as to whether, in individual cases, treasury stock or – if applicable – shares from authorized capital are used is made by the Personally Liable Partner taking into account the interests of the shareholders of the Corporation. In determining the valuation ratios, the Personally Liable Partner shall consider the market price of the relevant Henkel shares; there is no schematic link with the market price so that negotiation results, once achieved, cannot be put in question by possible fluctuations in the market price. There are currently no definite plans to use this authorization.

Finally, the resolution proposes that Management also be authorized to sell any treasury stock purchased to third parties against payment in cash in a process other than in the market or by way of an offer addressed to all shareholders, and with exclusion of the pre-emptive rights of existing shareholders as permitted under § 186 (3) sentence 4 of the German Joint Stock Corporation Act (AktG). This will enable Management to align the Corporation's internal financial resources to prevailing requirements in a flexible manner and to react at short notice to favorable stock market conditions. The investment and financial interests of shareholders are suitably safeguarded. The authorization ensures that, even together with shares issued out of authorized capital, not more than 10% of the capital stock can be sold or issued with exclusion of the pre-emptive rights of existing shareholders. Suitable protection against the possibility of dilution is provided due to the fact that the shares can only be sold at a price that is not significantly less than the quoted market price of the shares concerned. The sale price is only finalized shortly before the sale. Management will endeavor to keep any discount on the quoted price as small as possible, taking into account the prevailing market conditions. There are currently no definite plans to use this authorization.

The authorization covers shares that are purchased on the basis of this proposed resolution and those purchased on the basis of authorizations previously approved and ratified in General Meeting. Such shares purchased may be canceled by the Corporation without any further resolution in General Meeting being required. Cancelation shall either be effected by way of capital reduction or, as permitted by § 237 (3) no. 3 of the German Joint Stock Corporation Act (AktG), such that the capital stock remains unchanged by increasing the proportion of the other shares relative to the capital stock pursuant to § 8 (3) of the German Joint Stock Corporation Act (AktG).

In the event that the authorization is used, the Personally Liable Partner shall inform the subsequent Annual General Meeting thereof.

Documents available for examination

Once the Annual General Meeting has been announced, the following documents relating to Agenda Items 1 and 2 will be available for inspection by shareholders at the business premises of Henkel AG & Co. KGaA, Henkelstrasse 67, 40589 Düsseldorf, Germany:

- Annual financial statements, consolidated annual financial statements, management reports for the Corporation and the Group, report of the Supervisory Board, corporate governance and remuneration report, proposal of the Personally Liable Partner for appropriation of profit

The above documents are available via the internet (www.henkel.de/hv; www.henkel.com/agm) and will also be made available at the Annual General Meeting of Henkel AG & Co. KGaA.

Total number of shares and voting rights at the time of convocation of the Annual General Meeting

At the time of convocation of the Annual General Meeting, the capital stock of the Corporation amounted to 437,958,750 euros. This is divided into a total of 437,958,750 bearer shares of no par value with a proportional nominal value of 1.00 euro each, of which 259,795,875 are ordinary shares carrying the same number of voting rights, and 178,162,875 are preferred shares with no voting rights.

Participation in the Annual General Meeting and exercise of voting rights

In accordance with Art. 20 of the Articles of Association, only those shareholders who, no later than the end of the seventh day prior to the day of the Annual General Meeting, that is, with consideration of the ruling in § 123 (4) of the German Joint Stock Corporation Act (AktG), by the end of April 9, 2009, transmit to the Corporation a written certificate issued by their depositary bank validating ownership of shares shall be entitled to participate in the Annual General Meeting (ordinary and preferred shares) and to exercise voting rights (ordinary shares only). This certificate should be sent to the following address:

Henkel AG & Co. KGaA
c/o Dresdner Bank AG
WASHV dwpbank AG
Wildunger Strasse 14
60487 Frankfurt am Main, Germany
Fax: +49 (0) 69 / 50 99 – 11 10
E-mail: hv-eintrittskarten@dwpbank.de

Proof of share ownership must relate to the start of the 21st day prior to the Annual General Meeting, that is, to the beginning of March 30, 2009. In the case of shares not held in a securities depositary managed by a bank or a financial services institution at the relevant time, certification of share ownership may be provided by the Corporation or by a notary, by a bank for the central depositary of securities or another bank or financial services institution. Registration and certification must be in text form and in the German or English languages (§ 126b of the German Civil Code (BGB)).

Please note that, in terms of your relationship with the Corporation, for participation in the Annual General Meeting (holders of ordinary and holders of preferred shares) and for the exercise of your voting rights (holders of ordinary shares only), only shareholders who have provided said certificate will be recognized as such. In the event of doubt as to the correctness or authenticity of the certificate, the Corporation is entitled to demand a further suitable means of proof. If this means of proof is not forthcoming, or is not provided in the appropriate form, the Corporation may refuse participation in the Annual General Meeting and the exercise of voting rights.

On receipt of the certificate validating their ownership of shares, the shareholders concerned will be sent admission cards for the Annual General Meeting by the Registration Office. In order to ensure the timely receipt of these admission cards, we request that shareholders intending to attend the Annual General Meeting request an admission card from their depositary bank at the earliest possible time. The requisite registration and certification of share ownership will then be carried out by the depositary bank.

In order to ensure efficient organization of the Annual General Meeting, we request that you register early, and that you only register if you seriously intend to participate in the Annual General Meeting.

Proxies to exercise voting rights

Shareholders not attending the Annual General Meeting personally may have their voting rights (ordinary shares only) exercised by proxy. Unless otherwise indicated below, the proxy must be issued in writing or by fax. In the case of proxies issued to banks, equivalent institutions or corporations (§ 135 (12) and § 125 (5) of the German Stock Corporation Act (AktG)) or individuals per § 135 (9) of the German Joint Stock Corporate Act (AktG), in particular shareholders' associations, it is, however, sufficient if the proxy is verifiably retained by the authorized representative. The letter of authority must be complete and may only contain statements relating to the exercise of voting rights.

As usual, we also offer our shareholders the option of being represented at the Annual General Meeting by proxyholders nominated by the Corporation. The shareholders wishing to avail themselves of this facility require for this purpose an admission card to the Annual General Meeting to which a corresponding proxy form is attached.

Insofar as proxyholders nominated by the Corporation are vested with this authority of representation, a proxy must be issued by the shareholder concerned together with special instructions as to how the voting rights are to be exercised. Without such instructions, the proxy is invalid. The proxyholders are obliged to cast the votes as instructed and may not exercise voting rights at their own discretion. Shareholders wishing to avail themselves of said facility must submit their completed and signed proxy form to the address given in the proxy form by April 16, 2009 at the latest. Please note that proxyholders will not accept instructions to speak, lodge appeals against Annual General Meeting resolutions, ask questions or propose motions.

The proxy and instructions to the proxyholders nominated by the Corporation may be issued electronically via the internet instead of in written form, using the procedures stipulated by the Corporation. Proxies and instructions may still be issued or amended via the internet on the date of the Annual General Meeting until the end of the address given by the Chairman of the Management Board/Chief Executive Officer.

Further details relating to participation in the Annual General Meeting and to the issue of proxies and instructions to the proxyholders nominated by the Corporation – particularly via the internet – are contained in an instruction leaflet that will be sent to all shareholders with the admission card. The corresponding information is also available on the internet (www.henkel.de/hv; www.henkel.com/agm).

Shares will not be frozen as a result of registration for the Annual General Meeting; shareholders can therefore use their shares as they wish following registration.

Broadcast of portions of the Annual General Meeting via the Internet

The opening of the Annual General Meeting by the Chairman of the Meeting and also the address given by the Chairman of the Management Board/Chief Executive Officer can be followed live via the internet by anyone wishing to do so. The voting results will also be published on the internet after the Annual General Meeting.

Motions and election nominations submitted by shareholders

Any motions or election nominations by shareholders as envisaged in § 126 and § 127 of the German Joint Stock Corporation Act (AktG) should be exclusively submitted to:

Henkel AG & Co. KGaA
– Annual General Meeting 2009 –
Investor Relations
Henkelstr. 67
40589 Düsseldorf, Germany
Fax: +49 (0)2 11 / 798 – 2863
E-mail: investor.relations@henkel.com

Motions or election nominations submitted by shareholders which have to be made available will, upon receipt, be published in the internet (www.henkel.de/hv; www.henkel.com/agm). Thereby those motions and election nominations received at the above address by the end of April 6, 2009 (24.00 hours) will be considered. Any response from the Management will likewise be published under the internet address indicated.

Publication in the electronic Federal Gazette

The invitation to the Annual General Meeting was published in the electronic Federal Gazette of February 25, 2009.

Düsseldorf, February 2009

Henkel AG & Co. KGaA

Henkel Management AG (Personally Liable Partner)

Management Board

Henkel

A Brand like a Friend

A Brand Like a Friend

RECEIVED

2009 MAR -5 A 8:42

Henkel AG & Co. KGaA, 40191 Düsseldorf, Deutschland

Ms. Dianne Stoehr
Henkel of America Inc.
Legal Department
15501 N. Dial Blvd., Suite 2212
Scottsdale, AZ USA 85260
USA

Datum / Date	26.02.2009	Abteilung / Dept.	FJ Law Group
Ihre Nachricht / Your message		Telefon / Phone	+49 211 797 3119
		Telefax / Fax	+49 211 798 13119
		E-Mail / E-mail	jutta.glass@henkel.com

Dear Dianne,

Please find attached the requested consent signed by Lothar Steinebach and Stefan Sudhoff.

Best regards,

Jutta
Jutta

Encl.

CONSENT TO ACTION OF THE BOARD OF DIRECTORS

IN LIEU OF ANNUAL MEETING
OF
HENKEL CONSUMER GOODS INC.

The undersigned, being all of the members of the Board of Directors of Henkel Consumer Goods Inc., a Delaware corporation, (the "Corporation") do hereby consent, in accordance with the laws of the state of Delaware, to the adoption of the following resolutions, in lieu of acting at a meeting, and do hereby vote in favor of such resolutions.

Amendment to First Amended and Restated Certificate of Incorporation

RESOLVED, that, effective January 1, 2009, the Second Article of the First Amended and Restated Certificate of Incorporation be, and it hereby is, amended by deleting such Article in its entirety and substituting the following therefore:

> SECOND: The registered office of the Corporation is to be located at 2711 Centerville Road, Suite 400, in the City of Wilmington, in the County of New Castle, in the State of Delaware. The name of its registered agent at that address is Corporation Service Company.

Annual Election of Corporate Officers

RESOLVED, that, effective February 1, 2009, the following persons be, and they hereby are, elected annually to the offices indicated opposite their respective names below, each to serve until their respective successors shall be duly elected and qualified, subject to the provisions of the Bylaws:

Name	Position
Bradley A. Casper	President
Paul R. Berry	Senior Vice President, Chief Legal Officer & Secretary
Bjoerk Ohlhorst	Senior Vice President - Purchasing
Brian T. Shook	Senior Vice President – Home Care & International
Richard F. Theiler	Senior Vice President – Technology
Raphaela Dohm	Vice President, Treasurer
Brad A. Gazaway	Vice President, Corporate Counsel & Assistant Secretary
Thomas M. Keller	Vice President – Sector Head/S&H
Ian Parish	Vice President – Finance/Controlling
Robert M. Skoff	Vice President – Human Resources

with the understanding that, absent a written employment agreement between any such person and the Corporation for a stated fixed term, any contract of employment created by virtue of the foregoing election of such person shall be terminable at will by either of the parties thereto;

FURTHER RESOLVED, that the Board of Directors of the Corporation hereby delegates to the President and the Vice President-Human Resources, acting by joint agreement, the power to appoint Functional Group Officers who each shall be limited to act on behalf of the Corporation to only within their individual areas of responsibility contained in such Delegation of Authority; and

FURTHER RESOLVED, that the authority given pursuant to the foregoing resolutions be, and it hereby is, deemed retroactive and that the acts authorized pursuant thereto and performed prior to the passage of these resolutions are hereby ratified, confirmed and approved.

These actions by Unanimous Written Consent may be executed in one or more counterparts, each of which will be deemed an original, but which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Unanimous Written Consent, thereby agreeing that the above resolutions shall be of the same force and effect as if regularly adopted at a meeting of the Board of Directors held upon due notice.

Dated as of: ______________, 2009

Directors of Henkel Consumer Goods Inc.

BY: Steinebach
Lothar Steinebach, Chairman

BY: ______________________
Bradley A. Casper

BY: ______________________
Thomas M. Keller

BY: ______________________
Jeffrey Piccolomini

BY: ______________________
Stefan Sudhoff

END